As filed with the Securities and Exchange Commission on April 11, 2018.

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ABPRO CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	2834	20-1546491
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

68 Cummings Park Drive

Woburn, Massachusetts 01801

(617) 225-0808

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ian Chan

Chief Executive Officer

Abpro Corporation

68 Cummings Park Drive

Woburn, Massachusetts 01801

(617) 225-0808

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Daniel I. Goldberg Brian Leaf Marianne Sarrazin Cooley LLP 1114 Avenue of the Americas New York, New York 10036 (212) 479-6000	Adam Mostafa Chief Financial Officer Abpro Corporation 68 Cummings Park Drive Woburn, Massachusetts 01801 (617) 225-0808	Richard Truesdell, Jr. Derek Dostal Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
		(Do not check if a smaller reporting company)	Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee
Common stock, $0.001 par value per share	$69,000,000	$8,590.50

(1)	Estimated solely for the purpose of computing the amount of registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION DATED APRIL 11, 2018

            Shares

Abpro Corporation

Common Stock

$                per share

This is the initial public offering of our common stock. No public market currently exists for our common stock. We are offering all of the            shares of common stock offered by this prospectus. We expect the initial public offering price to be between $             and $             per share.

We have applied to list our common stock on The Nasdaq Global Market, under the symbol “ABP.” We are an “emerging growth company” as defined by the Jumpstart Our Business Startups Act of 2012 and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Investing in our common stock involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our common stock in “Risk factors” beginning on page 12 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

Certain of our existing stockholders have indicated an interest in purchasing an aggregate of up to $         million in shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any of these stockholders, or any of these stockholders may determine to purchase more, less or no shares in this offering. The underwriters will receive the same underwriting discount on any shares purchased by these stockholders as they will on any other shares sold to the public in this offering.

The underwriters may also purchase up to an additional                shares of our common stock at the public offering price, less the underwriting discounts and commissions payable by us, to cover over-allotments, if any, within 30 days from the date of this prospectus. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $        and our total proceeds, after underwriting discounts and commissions but before expenses, will be $                .

The underwriters are offering the common stock and will receive the compensation as set forth under “Underwriting.” Delivery of the shares will be made on or about                , 2018.

UBS Investment Bank	Wells Fargo Securities
Nomura	Oppenheimer & Co.

                , 2018

We and the underwriters have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not, and the underwriters are not, making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus or such other date as may be specified in this prospectus.

Explanatory note

Unless we state otherwise or the context otherwise requires, references in this prospectus to:

➢	“we,” “our,” “us,” “our company,” “the company” and “Abpro” refer to Abpro Corporation and its subsidiary, AbMed Corporation;

➢	the “FDA” refer to the U.S. Food and Drug Administration;

➢	“preferred stock” refer to our outstanding shares of preferred stock;

➢	the “JOBS Act” refer to the Jumpstart Our Business Startups Act of 2012;

➢	the “Securities Act” refer to the Securities Act of 1933, as amended;

➢	the “Exchange Act” refer to the Securities Exchange Act of 1934, as amended; and

➢	the “SEC” refer to the Securities and Exchange Commission.

ii

About this prospectus

We have proprietary rights to trademarks, trade names and service marks appearing in this prospectus that are important to our business. Solely for convenience, the trademarks, trade names and service marks may appear in this prospectus without the ® and ™ symbols, but any such references are not intended to indicate, in any way, that we forgo or will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, trade names and service marks. All trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners.

Any discrepancies included in this prospectus between totals and the sums of the percentages and dollar amounts presented are due to rounding.

For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside of the United States.

iii

Prospectus summary

This summary highlights selected information contained in greater detail elsewhere in this prospectus and does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including our financial statements and the related notes included elsewhere in this prospectus. You should also consider, among other things, the matters described under “Risk factors” and “Management’s discussion and analysis of financial condition and results of operations,” in each case, appearing elsewhere in this prospectus. In this prospectus, unless context requires otherwise, references to “we,” “us,” “our,” “Abpro,” or “the company” refer to Abpro Corporation and its subsidiary AbMed Corporation.

BUSINESS OVERVIEW

Our company

We are a biotechnology company dedicated to developing next-generation antibody therapeutics to improve the lives of patients with severe and life-threatening diseases. We are initially focused on novel antibody constructs for immuno-oncology, ophthalmology, and autoimmunity. By leveraging our proprietary DiversImmune and MultiMab antibody discovery and engineering platforms, we are developing a pipeline of potentially best-in-class antibodies, both independently and through collaborations with global pharmaceutical and research institutions. Our two lead product candidates, ABP-100 and ABP-201, feature our next generation tetravalent antibody format, or TetraBi antibody format, which binds to two different targets with two distinct binding sites per target. ABP-100 is designed to redirect a patient’s immune system to fight cancer by engaging T cells through co-targeting human epidermal growth factor receptor 2, or HER2, and cluster of differentiation 3, or CD3, T-cell co-receptor. We plan initially to develop ABP-100 for difficult to treat HER2+ solid tumors, focusing on orphan indications. ABP-201 is designed to block blood vessel formation and normalize damaged vessels through co-targeting vascular endothelial growth factor, or VEGF, and angiopoietin-2, or ANG-2. We plan to develop ABP-201 to treat vascular diseases of the eye, focusing on diabetic macular edema, or DME. We intend to follow these two lead product candidates with a broad pipeline of CD3-targeting T-cell engagers based on the differentiated format of ABP-100. We have exclusive licenses with worldwide commercialization rights to both ABP-100 and ABP-201, and expect to initiate clinical trials for ABP-100 in the first half of 2019 and for ABP-201 in the second half of 2019.

DiversImmune is our antibody discovery platform that rapidly generates a diverse collection of proprietary antibodies against both clinically validated and novel targets that have been traditionally difficult to access. This provides us with high affinity and high specificity antibody building blocks with drug-like properties that we then use to engineer novel therapeutics. As validation of our DiversImmune platform, our technology has been used over the past 10 years to successfully generate antibodies for global pharmaceutical and research institutions against more than 300 different targets.

MultiMab is our engineering platform that provides us with the flexibility to combine these antibody building blocks in different combinations and orientations to rapidly create “fit for purpose” novel full-length multi-specific antibody constructs. Our antibody constructs, including our TetraBi antibody format, can potentially benefit patients with improved efficacy, better safety profiles, and more convenient dosing regimens relative to current standard-of-care therapies. Furthermore, in contrast to single-format bispecific antibody platforms that are only able to provide a single solution to different biological problems, our platform enables us to design a diverse suite of full-length multi-specific antibody formats to address new problems in medicine. Our approach is designed to result in therapeutic candidates with differentiated characteristics, including stronger binding affinity, greater potency, improved safety, more convenient dosing regimens, and streamlined manufacturing processes.

Our pipeline

Our DiversImmune and MultiMab platforms and licensing strategy have generated a broad pipeline of next-generation antibody product candidates, for which we have exclusive majority or full commercialization rights, as reflected in the following table:

Targets: GPC3: Glypican 3; 4-1BB: Tumor necrosis factor receptor superfamily member 9; CEA: carcinoembryonic antigen-related cell adhesion molecule 5; CD38: cluster of differentiation 38; FN14: Fibroblast growth factor inducible 14; and SLAMF7: Signaling lymphocytic activation molecule family member 7.

*	Held through our majority-owned subsidiary AbMed Corporation, or AbMed. MedImmune owns a minority stake in AbMed.

ABP-100: next generation T-cell engager targeting HER2 and CD3 for HER2+ solid tumors

ABP-100	Key characteristics of ABP-100

➢ Strong, bivalent binding to HER2 tumor antigen for increased efficacy

➢ Optimized position of CD3 binding domain for increased safety

➢ Mutations in Fc region for increased safety

➢ Natural antibody structure for improved dosing profile

➢ Symmetrical structure for efficient manufacturing

Our lead product candidate, ABP-100, is a next generation immuno-oncology TetraBi antibody targeting HER2 and CD3 for the treatment of HER2+ solid tumors, including breast, gastric, and endometrial cancers. ABP-100 features two potent HER2 binding sites and is engineered to target tumor cells with both high and intermediate levels of HER2 expression. In addition, the placement of the CD3 binding domain in the middle, or hinge region, of the TetraBi antibody format is designed to result in a therapeutic candidate that selectively activates T cells only in the presence of tumor cells. By simultaneously targeting CD3, ABP-100 is designed to harness the power of the immune system by redirecting cytotoxic T cells to tumor tissue, potentially triggering a potent and durable anti-tumor immune response. In preclinical studies, ABP-100 demonstrated strong and, in some cases, curative anti-tumor activity in mouse models of HER2+ breast, ovarian, and gastric cancer, including models that are resistant to Herceptin (trastuzumab). We plan to initiate Phase 1 clinical trials of ABP-100 in the first half of 2019 and pursue a rapid registration path by focusing on HER2+ orphan indications. We are developing ABP-100 in collaboration with Memorial Sloan Kettering Cancer Center, or MSK, and have an exclusive license to worldwide commercialization rights.

We believe ABP-100 is an improvement over currently approved HER2-targeting agents such as Herceptin, Perjeta (pertuzumab), and Kadcyla (T-DM1), as well as other HER2-targeting agents currently in development, because it relies on the natural power and precision of cytotoxic T cells of the immune system to target and eliminate tumor cells. Current HER2-directed therapies, which are designed either to block HER2 function or deliver toxic payloads to the tumor, are only effective in a subset of HER2+ patients, cause undesirable side effects, and are limited by the onset of drug resistance. ABP-100 has the potential to provide longer lasting or even curative results in a broader set of patients than are currently addressed by HER2-directed therapies. In 2016, the combined worldwide sales of HER2-directed therapies, including Herceptin, Perjeta, and Kadcyla, were approximately $9.6 billion.

We are leveraging the TetraBi antibody format of ABP-100 to pursue a broad pipeline of immuno-oncology agents that target highly expressed antigens on a diverse range of tumor types, as depicted in the following chart. We believe that success with ABP-100 will translate into a large, industry-leading pipeline of T-cell engaging agents with the potential to transform the cancer treatment landscape.

Tumor-specific binding domain ABP-100 ABP-110 ABP-120 ABP-130 ABP-140 Breast cancer Gastric cancer Endometrial cancer Liver cancer NHL CLL Colorectal cancer NSCLC Multiple myeloma Prostate cancer

ABP-100 series of CD3-targeting T-cell engagers

Key advantages of our TetraBi antibody format for T cell engagement

➢	Enhanced potency through bivalent binding. By including two binding sites for the tumor antigen, our antibodies are designed to form a much stronger connection to tumor cells than competitor molecules that feature only a single binding site.

➢	Better dosing through inclusion of an Fc region. By including a fragment crystallizable, or Fc, region, our TetraBi antibodies are designed to have long circulating half-lives, enabling more convenient dosing for patients.

➢	Controlled immune effector function through Fc engineering. By introducing defined mutations into the Fc region, we are potentially able to diminish or eliminate Fc-mediated interactions that can contribute to unwanted side effects such as cytokine release syndrome.

➢	Lower immunogenicity. By closely resembling natural human antibodies, our TetraBi antibodies may have a reduced risk of being immunogenic, or capable of producing an undesirable immune response, which could otherwise lead to decreased efficacy.

➢	Streamlined manufacturing. By building symmetrical molecules with two identical heavy chains and two identical light chains, our molecules are designed to eliminate complications arising from potential chain mispairing.

ABP-201: Ligand trap targeting VEGF and ANG-2 for vascular diseases of the eye

ABP-201	Key characteristics of ABP-201

➢ Dual inhibition of VEGF and ANG-2 to block angiogenesis

➢ Four high-affinity binding sites for increased potency

➢ Dual targeting in single molecule for simultaneous inhibition

➢ Natural antibody structure for improved dosing

➢ Symmetrical structure for efficient manufacturing

ABP-201 is a different TetraBi antibody format, designed to simultaneously inhibit VEGF and ANG-2 for the treatment of vascular diseases of the eye, including DME and wet age-related macular degeneration, or Wet AMD. In both DME and Wet AMD, blood vessels form abnormally and leak fluid, resulting in vision loss. Whereas VEGF drives new blood vessel formation, ANG-2 acts to destabilize blood vessels and contributes to vessel leakage. The current standard of care for DME and Wet AMD includes intravitreal injections of VEGF-targeted agents, including Eylea (aflibercept), Lucentis (ranibizumab), and Avastin (bevacizumab, used off-label). However, these drugs require eye injections every one to two months and are only effective in a subset of patients, many of whom eventually develop resistance. Because ANG-2 appears to play a critical role in the pathogenesis of these diseases, we believe ABP-201 could potentially provide increased efficacy over current agents. In addition, because ABP-201 has a high binding capacity, with a total of four binding sites per molecule, we believe ABP-201 could be administered less frequently than current agents. Recent Phase 2 results with RG7716, a bispecific antibody co-targeting VEGF and ANG-2, showed a dose-dependent improvement in best-corrected visual acuity relative to Lucentis, providing strong support for this approach. In 2016, the combined worldwide sales of Eylea and Lucentis exceeded $8.8 billion, according to Evaluate Ltd. We are developing ABP-201 with MedImmune Limited, or MedImmune, a subsidiary of AstraZeneca plc, and have an exclusive license to worldwide commercialization rights.

Our strategy

Our key strategies to achieve our mission are to:

➢	Aggressively advance our lead product candidates, ABP-100 and ABP-201, into the clinic.

➢	Rapidly follow ABP-100 with a broad pipeline of CD3-targeting T-cell engagers and leverage this approach to other immune cell targets.

➢	Leverage our DiversImmune and MultiMab platforms to grow our pipeline of antibody product candidates.

➢	Continue to explore and execute strategic collaborations.

➢	Build a leading fully integrated discovery-to-commercial antibody therapeutics company.

Our team

We have a highly experienced and well-regarded leadership team with significant industry know-how and deep experience in antibody discovery and development, biomarker discovery and validation, clinical development and regulatory approval, partnerships, operations, and corporate finance. Our leadership team has broad experience at leading pharmaceutical companies, including Sanofi S.A., Merrimack Pharmaceuticals, Inc., and AbbVie Laboratories. We also have a scientific advisory board comprising recognized leaders in the industry across various disciplines, including: Dr. Robert S. Langer, ScD, one of the most cited engineers in history and also a member of our board of directors; Dr. Ronald Levy, whose work was the basis for the development of the antibody-based oncology drug Rituxan; and Dr. Laurie Glimcher, president and chief executive officer of the Dana-Farber Cancer Institute.

RISKS RELATED TO OUR BUSINESS

Our ability to implement our current business strategy is subject to numerous risks, as more fully described in the section entitled “Risk factors” beginning on page 12 of this prospectus. These risks include, among others, the following:

➢	We are a preclinical stage biopharmaceutical company with a history of losses, expect to continue to incur significant losses for the foreseeable future and may never achieve or maintain profitability, which could result in a decline in the market value of our common stock.

➢	Our product candidates are in early stages of development and have never been tested in a human subject. Our product candidates may fail in development or suffer delays that materially and adversely affect their commercial viability.

➢	Our approach to the discovery and development of our antibodies using our DiversImmune and MultiMab platforms is based on novel technologies that are unproven and may not result in marketable products.

➢	Our next-generation bispecific antibodies may not demonstrate the therapeutic effects of, or benefits at least comparable to, monospecific antibodies that we anticipate once tested in humans.

➢	The market may not be receptive to our product candidates based on our novel therapeutic modality, and we may not generate any revenue from the sale or licensing of product candidates.

➢	Even if we consummate this offering, we will need substantial additional funds to advance development of our product candidates, and we cannot guarantee that we will have sufficient funds available in the future to develop and commercialize our current or future product candidates.

➢	We have in-licensed our two lead product candidates from MSK and MedImmune. If we breach the terms of our license agreement with either or both of MSK or MedImmune, we could lose the ability to continue the development and potential commercialization of such product candidates.

➢	If we are unable to obtain or protect intellectual property rights related to our technology and current or future product candidates, or if our intellectual property rights are inadequate, we may not be able to compete effectively.

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

As a company with less than $1.07 billion in revenues during our last fiscal year, we qualify and intend to characterize ourselves as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company:

➢	we may present only two years of audited financial statements and only two years of related management discussion and analysis of financial condition and results of operations;

➢	we are exempt from the requirement to obtain an attestation report from our auditors on the effectiveness of our internal control over financial reporting under the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

➢	we are permitted to provide less extensive disclosure about our executive compensation arrangements; and

➢	we are not required to give our stockholders non-binding advisory votes on executive compensation or golden parachute arrangements.

We have elected to take advantage of the scaled disclosure requirements and other relief described above in this prospectus, and may take advantage of these exemptions for so long as we remain an emerging growth company. In general, we will be an emerging growth company until the earliest of (i) the end of the fiscal year during which we have total annual gross revenues of $1.07 billion or more, (ii) the end of the fiscal year following the fifth anniversary of the completion of this offering, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt, and (iv) the date on which we are deemed to be a “large accelerated filer,” which will occur at such time that we (a) have an aggregate worldwide market value of common equity securities held by non-affiliates of $700 million or more as of the last business day of our most recently completed second fiscal quarter, (b) have been required to file annual and quarterly reports under the Securities Exchange Act of 1934, as amended, or the Exchange Act, for a period of at least 12 months, and (c) have filed at least one annual report pursuant to the Exchange Act.

In addition to scaled disclosure and the other relief described above, the JOBS Act permits us an extended transition period for complying with new or revised accounting standards affecting public companies. We have elected to avail ourselves of the option to delay the adoption of new or revised accounting standards until such time as those standards apply to private companies and, therefore, our financial statements may not be comparable to other public companies that comply with public company effective dates. However, if we later decide to opt out of the extended period for adopting new accounting standards, we would need to disclose such decision and it would be irrevocable.

CORPORATE INFORMATION

We were incorporated in Delaware in August 2004 under the name IE LAB, Inc., commenced operations in May 2007, and changed our name to Abpro Corporation in September 2007. Our headquarters are located at 68 Cummings Park Drive, Woburn, MA 01801 and our main telephone number is (617) 225-0808. We maintain a website at www.abpro.com, which contains information about us. The information contained in, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus and should not be considered part of this prospectus.

The offering

Common stock offered by Abpro	shares (or shares if the underwriters exercise in full their option to purchase additional shares of common stock).

Common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise in full their option to purchase additional shares of common stock).

Underwriters’ option to purchase additional shares	We have granted the underwriters a 30-day option to purchase up to additional shares at the public offering price less estimated underwriting discounts and commissions.

Dividend policy	We have never paid cash dividends on our common stock and we do not anticipate paying any cash dividends in the foreseeable future. See “Dividend policy.”

Proposed Nasdaq Global Market symbol	“ABP”

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $ million (approximately $ million if the underwriters exercise in full their option to purchase additional shares of common stock), at an assumed public offering price of $ per share, after deducting the estimated underwriting discounts and commissions and our estimated offering expenses.

We intend to use the net proceeds from this offering, together with our existing cash resources, to fund preclinical and clinical development activities, continued investment in our technology platforms, further our business development efforts and for working capital and other general corporate purposes. See “Use of proceeds” for additional information.

Risk factors	You should carefully read and consider the information set forth under “Risk factors” beginning on page 12 and all other information included in this prospectus for a discussion of factors that you should consider before deciding to invest in shares of our common stock.

Certain of our existing stockholders have indicated an interest in purchasing an aggregate of up to $         million in shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any of these stockholders, or any of these stockholders may determine to purchase more, less or no shares in this offering. The underwriters will receive the same underwriting discount on any shares purchased by these stockholders as they will on any other shares sold to the public in this offering.

The number of shares of common stock to be outstanding after this offering is based on 11,807,063 shares outstanding as of December 31, 2017 and excludes:

➢	2,164,056 shares of our common stock, with a per share weighted-average exercise price of $2.69, issuable upon exercise of stock options, and 17,605 shares of our common stock issuable upon vesting of restricted stock unit, or RSU, awards outstanding as of December 31, 2017 under our 2014 Stock Incentive Plan, or the 2014 Plan;

➢	1,318,339 shares of our common stock reserved for issuance pursuant to future awards under the 2014 Plan as of December 31, 2017 (which includes RSUs for 551,143 shares of our common stock granted subsequent to December 31, 2017);

➢	shares of common stock reserved for future issuance under the 2018 Equity Incentive Plan, or the 2018 Plan, as well as any automatic increases in the number of shares of common stock reserved for issuance under this plan, which will become effective upon the execution of the underwriting agreement related to this offering; and

➢	shares of common stock reserved for future issuance under our 2018 Employee Stock Purchase Plan, or the ESPP, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan, which will become effective upon the execution of the underwriting agreement related to this offering.

Unless otherwise expressly stated or the context otherwise requires, the information in this prospectus assumes or reflects:

➢	a one-for- reverse stock split of our common stock to be effected prior to completion of this offering;

➢	the automatic conversion of all of our outstanding shares of preferred stock into an aggregate of 7,979,934 shares of our common stock immediately prior to completion of this offering;

➢	the net exercise of an outstanding warrant to purchase 900 shares of our common stock upon effectiveness of the registration statement of which this prospectus forms a part, resulting in the issuance of shares of our common stock, assuming an initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, immediately prior to completion of this offering;

➢	no exercise of outstanding warrants outstanding as of December 31, 2017 to acquire an aggregate of 668,357 shares of common stock, which warrants will expire if unexercised immediately prior to completion of this offering;

➢	no exercise of the underwriters’ option to purchase additional shares of our common stock; and

➢	the amendment and restatement of our certificate of incorporation and bylaws, which will occur in connection with the completion of this offering.

Summary historical and pro forma financial data

The following tables set forth a summary of our historical financial data as of and for the period indicated. We have derived the summary statements of operations data for the years ended December 31, 2016 and 2017 and the balance sheet data as of December 31, 2017 from our audited financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of our future results to be expected for the year ending December 31, 2018, or any other period. The following summary financial data should be read in conjunction with “Selected historical consolidated financial data,” “Management’s discussion and analysis of financial condition and results of operations” and our financial statements and related notes included elsewhere in this prospectus.

	Year ended December 31,
Statements of operations data:	2016	2017
	(In thousands, except share and per share data)
Revenue	$1,685	$2,201

Cost of revenue	1,713	1,525
Research and development expense	1,128	6,103
General and administrative expense	4,220	6,930

Total cost of revenue and operating expenses	7,061	14,558

Loss from operations	(5,376)	(12,357)

Other income/expenses
Interest expense	(69)	—
Loss on conversion of debt	(693)	—
Interest income	29	31

Other income (expense) net	(733)	31

Net loss	$(6,109)	$(12,326)

Net loss per share — basic and diluted(1)	$(0.52)	$(1.05)
Weighted-average common shares outstanding — basic and diluted(1)	11,637,794	11,766,258

(1)	See Note 3 to our financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted net loss per share and the weighted-average number of shares used in the computation of the per share amounts.

The pro forma and pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering that will be determined at pricing.

	As of December 31, 2017
Balance sheet data:	Actual	Pro forma(1)	Pro forma as adjusted(2)(3)
	(In thousands)
Cash and cash equivalents	$14,523	$14,523	$
Working capital	12,343	12,343
Total assets	17,141	17,141
Redeemable convertible preferred stock	35,767	—
Total stockholders’ (deficit) equity	(22,465)	13,302

(1)	Reflects (i) the conversion of all of our outstanding shares of preferred stock into an aggregate of 7,979,934 shares of our common stock immediately prior to completion of this offering; and (ii) the net exercise of an outstanding warrant to purchase 900 shares of our common stock upon effectiveness of the registration statement of which this prospectus forms a part resulting in the issuance of shares of our common stock, assuming an initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus.
(2)	Reflects the pro forma adjustments described in footnote (1) and the sale and issuance of shares of our common stock by us in this offering, at the assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(3)	Each $ increase (decrease) in the assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) our cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $ million, assuming that the number of shares of our common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of shares in the number of shares offered by us would increase (decrease) the amount of our cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $ million, assuming an initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Risk factors

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. If any of the following risks, as well as other risks and uncertainties occur, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that case, the market price of our common stock could decline and you could lose some or all of your investment.

RISKS RELATED TO OUR BUSINESS

We are a preclinical stage biopharmaceutical company with a history of losses, expect to continue to incur significant losses for the foreseeable future and may never achieve or maintain profitability, which could result in a decline in the market value of our common stock.

We are a preclinical stage biopharmaceutical company with a history of losses. Since our inception, we have devoted our resources to the development of antibody product candidates, our technologies and our DiversImmune and MultiMab platforms. We have had significant operating losses since our inception. As of December 31, 2016 and 2017, we had an accumulated deficit of $16.6 million and $28.9 million, respectively. For the years ended December 31, 2016 and 2017, our net loss was $6.1 million and $12.3 million, respectively. Substantially all of our losses have resulted from expenses incurred in connection with our collaboration agreements, research and development programs and from general and administrative costs associated with our operations.

Although we have generated some revenue from our DiversImmune and MultiMab platforms, our product candidates are in early stages of development, and we are subject to the risks of failure inherent in the development of product candidates based on novel technologies. We have only recently begun to develop our own proprietary antibody product candidates. Although we expect both of our lead product candidates to enter the clinic in 2019, there can be no guarantee that both or either will do so, and to date, we have not yet had any discussions with the U.S. Food and Drug Administration, or the FDA, regarding the clinical trial design for our lead product candidates. We have never generated any revenue from product sales, and have not obtained regulatory approval for any of our product candidates. Accordingly, you should consider our prospects in light of the costs, uncertainties, delays, and difficulties frequently encountered by companies in the preclinical stage biopharmaceutical companies such as ours. We currently generate revenue only from our research and development agreements with global healthcare leaders and under our joint development arrangements. We do not expect to generate any revenue from product sales for the foreseeable future, and we expect to continue to incur significant operating losses for the foreseeable future due to the cost of research and development, preclinical studies and clinical trials, and the regulatory approval process for our product candidates. We expect our net losses to increase substantially as we enter into clinical development of our lead programs. However, the amount of our future losses is uncertain. Our ability to achieve profitability, if ever, will depend on, among other things, our, or our existing or future partners, successfully developing product candidates, obtaining regulatory approvals to market and commercialize product candidates, achieving contractual milestones under our collaboration agreements, manufacturing any approved products on commercially reasonable terms, realizing royalties on any approved products under our collaboration agreements, establishing a sales and marketing organization or suitable third-party alternatives for any approved product and raising sufficient funds to finance business activities. If we, or our existing or future partners, are unable to develop our technologies and commercialize one or more of our product

Risk factors

candidates or if sales revenue from any product candidate that receives approval is insufficient, we will not achieve profitability, which could have a material and adverse effect on our business, financial condition, results of operations and prospects. Any predictions you make about our future success or viability may not be as accurate as they could be if we had a history of successfully developing and commercializing pharmaceutical products.

Our product candidates are in early stages of development and have never been tested in a human subject. Our product candidates may fail in development or suffer delays that materially and adversely affect their commercial viability.

We have no products on the market and all of our product candidates, including ABP-100, for the treatment of breast, gastric, and endometrial cancers, ABP-201, for the treatment of vascular diseases of the eye, have not yet entered the clinic. In particular, none of our product candidates has ever been tested in a human subject. Our ability to achieve and sustain profitability depends on obtaining regulatory approvals for and successfully commercializing our product candidates, either alone or with third parties. Before obtaining regulatory approval for the commercial distribution of our product candidates, we or an existing or future partner must conduct extensive preclinical studies and clinical trials to demonstrate the safety and efficacy in humans of our product candidates.

We may not have the financial resources to continue development of, or to modify existing or enter into new collaborations for, a product candidate if we experience any issues that delay or prevent regulatory approval of, or our ability to commercialize, product candidates, including:

➢	negative or inconclusive results from our clinical trials or the clinical trials of others for product candidates similar to ours, leading to a decision or requirement to conduct additional preclinical studies or clinical trials or abandon a program;

➢	product-related side effects experienced by participants in our clinical trials or by individuals using drugs or therapeutic antibodies similar to our product candidates;

➢	delays in submitting investigational new drug applications, or INDs, or comparable foreign applications or delays or failure in obtaining the necessary approvals from regulators to commence a clinical trial, or a suspension or termination of a clinical trial once commenced;

➢	conditions imposed by the FDA, or comparable foreign authorities regarding the scope or design of our clinical trials;

➢	delays in enrolling research subjects in clinical trials;

➢	high drop-out rates of research subjects;

➢	inadequate supply or quality of product candidate components or materials or other supplies necessary for the conduct of our clinical trials;

➢	greater than anticipated clinical trial costs;

➢	poor effectiveness of our product candidates during clinical trials;

➢	unfavorable FDA or other regulatory agency inspection and review of a clinical trial site;

➢	failure of our third-party contractors or investigators to comply with regulatory requirements or otherwise meet their contractual obligations in a timely manner, or at all;

Risk factors

➢	delays and changes in regulatory requirements, policy and guidelines, including the imposition of additional regulatory oversight around clinical testing generally or with respect to our technology in particular; or

➢	varying interpretations of data by the FDA and similar foreign regulatory agencies.

Our approach to the discovery and development of our antibodies using our DiversImmune and MultiMab platforms is based on novel technologies that are unproven and may not result in marketable products.

The scientific research that forms the basis of our efforts to discover product candidates based on our DiversImmune and MultiMab platforms is ongoing. Further, the scientific evidence to support the feasibility of developing therapeutic antibodies based on our platforms is both preliminary and limited. We may not be correct in our assumptions about the superiority of our platforms to competing technologies. If our DiversImmune and MultiMab platforms are not able to develop next-generation approved antibody constructs that are effective against clinically validated targets at the necessary speed or scale, it could have a material and adverse effect on our business, financial condition, results of operations and prospects.

Our next-generation bispecific antibodies may not demonstrate the therapeutic effects of, or benefits at least comparable to, monospecific antibodies that we anticipate once tested in humans.

None of our product candidates have been tested in humans. We may ultimately discover that our product candidates do not possess certain properties that we believe are helpful for therapeutic effectiveness, including strong binding for increased efficacy and increased binding sites for increased potency, and safety, including reduced immunogenicity and optimized binding domain position, or dosing, including a longer circulating half-life resulting in reduced dosing required. For example, when administered in a human, we may find that our product candidates perform differently than in preclinical studies. We currently have only limited preclinical data, and no conclusive evidence, to suggest that we can introduce these favorable properties into any of our product candidates. We may spend substantial funds attempting to introduce these properties and may never succeed in doing so. In addition, certain of our product candidates may demonstrate different chemical and pharmacological properties in patients than they do in laboratory studies. Although certain of our product candidates have successful results in animal studies, they may not demonstrate the same chemical and pharmacological properties in humans and may interact with human biological systems in unforeseen, ineffective or harmful ways. As a result, we may never succeed in developing a marketable product, we may not become profitable and the value of our common stock will decline.

Further, we are aware of only two bispecific antibodies that have been approved by the FDA. As such, we believe the FDA has limited early experience with bispecific antibody-based therapeutics, which may increase the complexity, uncertainty and length of the regulatory approval process for our product candidates. For example, the FDA may require us to provide additional data to support our regulatory applications. We and our existing or future partners may never receive approval to market and commercialize any product candidate. Even if we or an existing or future partner obtains regulatory approval, the approval may be for targets, disease indications or patient populations that are not as broad as we intended or desired or may require labeling that includes significant use or distribution restrictions or safety warnings. We or an existing or future partner may be subject to post-marketing testing requirements to maintain regulatory approval. If any of our product candidates prove to be ineffective, unsafe or commercially unviable, our entire pipeline could have little, if any, value, which could require us to change our focus, approach to antibody development and reengineer the antibody.

Risk factors

Any of these events could have a material and adverse effect on our business, financial condition, results of operations and prospects.

The market may not be receptive to our product candidates based on our novel therapeutic modality, and we may not generate any revenue from the sale or licensing of product candidates.

Even if regulatory approval is obtained for a product candidate, we may not generate or sustain revenue from sales of the product due to factors such as whether the product can be sold at a competitive cost and otherwise accepted in the market. The antibodies we are developing are using relatively new technologies. Market participants with significant influence over acceptance of new treatments, such as physicians and third-party payors, may not adopt a product or treatment based on our platforms and technologies, and we may not be able to convince the medical community and third-party payors to accept and use, or to provide favorable reimbursement for, any product candidates developed by us or our existing or future partners. Market acceptance of our product candidates will depend on, among other factors:

➢	the timing of our receipt of any marketing and commercialization approvals;

➢	the terms of any approvals and the countries in which approvals are obtained;

➢	the safety and efficacy of our product candidates;

➢	the prevalence and severity of any adverse side effects associated with our product candidates;

➢	limitations or warnings contained in any labeling approved by the FDA or other regulatory authority;

➢	relative convenience and ease of administration of our product candidates;

➢	the willingness of patients to accept any new methods of administration;

➢	the success of our physician education programs;

➢	the availability of adequate government and third-party payor reimbursement;

➢	the pricing of our products, particularly as compared to alternative treatments; and

➢	availability of alternative effective treatments for the disease indications our product candidates are intended to treat and the relative risks, benefits and costs of those treatments.

If any product candidate we commercialize fails to achieve market acceptance, it could have a material and adverse effect on our business, financial condition, results of operations and prospects.

Even if we consummate this offering, we will need substantial additional funds to advance development of our product candidates, and we cannot guarantee that we will have sufficient funds available in the future to develop and commercialize our current or future product candidates.

The development of biopharmaceutical product candidates is capital-intensive. If our product candidates enter and advance through preclinical studies and clinical trials, we will need substantial additional funds to expand our development, regulatory, manufacturing, marketing and sales capabilities. We have used substantial funds to develop our technology and product candidates and will require significant funds to conduct further research and development and preclinical testing and clinical trials of our product candidates, to seek regulatory approvals for our product candidates and to manufacture and market products, if any, that are approved for commercial sale. In addition, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company.

Risk factors

As of December 31, 2017, we had $14.5 million in cash and cash equivalents. Based on our current operating plan, we believe that our cash and cash equivalents as of December 31, 2017, together with the net proceeds of             from this offering, will be sufficient to fund our operations through at least             . Our future capital requirements and the period for which we expect our existing resources to support our operations may vary significantly from what we expect. Our monthly spending levels vary based on new and ongoing research and development, including under collaboration agreements, and other corporate activities. Because the length of time and activities associated with successful research and development of our product candidates is highly uncertain, we are unable to estimate the actual funds we will require for development and any approved marketing and commercialization activities. The timing and amount of our operating expenditures will depend largely on:

➢	the timing and progress of preclinical and clinical development activities;

➢	the number and scope of preclinical and clinical programs we decide to pursue;

➢	the progress of the development efforts of parties with whom we have entered or may in the future enter into collaboration and research and development agreements;

➢	the timing and amount of milestone or royalty payments we may receive under collaboration agreements;

➢	our ability to maintain our current licenses and research and development programs and to establish new collaborations;

➢	the costs involved in obtaining, maintaining, enforcing and defending patents and other intellectual property rights;

➢	the cost and timing of regulatory approvals; and

➢	our efforts to enhance operational systems and hire additional personnel, including personnel to support development of our product candidates and satisfy our obligations as a public company.

If we are unable to obtain funding on a timely basis or on acceptable terms, we may have to delay, reduce or terminate our research and development programs and preclinical studies or clinical trials, if any, limit strategic opportunities or undergo reductions in our workforce or other corporate restructuring activities. We also could be required to seek funds through arrangements with partners or others that may require us to relinquish rights to some of our technologies or product candidates that we would otherwise pursue on our own. We do not expect to realize revenue from sales of products or royalties from licensed products in the foreseeable future, if at all, and unless and until our product candidates are clinically tested, approved for commercialization and successfully marketed. To date, we have primarily financed our operations through the sale of debt and equity securities and payments received under our collaboration agreements. We will be required to seek additional funding in the future and currently intend to do so through additional collaborations, public or private equity offerings or debt financings, credit or loan facilities or a combination of one or more of these funding sources. Our ability to raise additional funds will depend on financial, economic and other factors, many of which are beyond our control. Additional funds may not be available to us on acceptable terms or at all. If we raise additional funds by issuing equity securities, our stockholders will suffer dilution and the terms of any financing may adversely affect the rights of our stockholders. In addition, as a condition to providing additional funds to us, future investors may demand, and may be granted, rights superior to those of existing stockholders. Debt financing, if available, is likely to involve restrictive covenants limiting our flexibility in conducting future business activities, and, in the event of insolvency, debt holders would be repaid before holders of our equity securities received any distribution of our corporate assets.

Risk factors

We may expend our limited resources to pursue a particular product candidate and fail to capitalize on product candidates that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we focus on specific product candidates. As a result, we may forgo or delay pursuit of opportunities with other product candidates that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable product candidates. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through partnership, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.

We have in-licensed our two lead product candidates from Memorial Sloan Kettering Cancer Center, or MSK, and MedImmune Limited, or MedImmune. If we breach the terms of our license agreement with either or both of MSK or MedImmune, we could lose the ability to continue the development and potential commercialization of such product candidates.

We have in-licensed the antibodies for our lead product candidates, ABP-100 and ABP-201, from MSK and MedImmune, respectively. Under these license agreements, we are subject to various obligations with respect to funding, development and commercialization activities, payment obligations upon achievement of certain milestones and royalties on product sales, among others. If there is any conflict, dispute, disagreement or issue of nonperformance between our company and the licensor regarding its rights or obligations under the license agreements, including any such conflict, dispute or disagreement arising from our failure to satisfy our obligations under any such agreement, we could be liable to pay damages and our contract counterparties may have a right to terminate the affected license. The loss of either license agreement would require us to cease developing and commercializing the product candidate covered by such license agreement and would materially adversely affect our business, and potentially slow down the advancement of our product candidate pipeline into clinical trials and eventual commercialization if such development efforts are successful. The risks described elsewhere pertaining to our patents and other intellectual property rights also apply to the intellectual property rights that we license from third parties, and any failure by us or our licensors to obtain, maintain, defend and enforce these rights could have a material adverse effect on our business.

We have entered, and may in the future seek to enter, into collaborations with third parties for the development and commercialization of our product candidates. If such collaborations are not successful, we may not be able to capitalize on the market potential of our product candidates.

We have entered into agreements with Essex Bio-Investment Limited, or Essex, and Luye Pharma Group Ltd, or Luye, to jointly develop and commercialize certain antibodies, and in the future, we may seek additional third-party partners for development and commercialization of other antibody technologies or product candidates. We may also seek out third-party partners, such as biopharmaceutical companies and hospitals, for any marketing, distribution, development, licensing or broader arrangements.

Our ability to generate revenues from our existing collaborations for licensing and co-development of our product candidates and any future similar arrangements, will depend on our ability to successfully develop the product candidates and receive necessary product approvals for commercialization in the

Risk factors

agreed territories. We have limited ability to control the actions of our joint development and any other third-party partners and will depend on such third parties to perform the functions assigned to them in our contracts.

Collaborations involving our product candidates currently pose, and will continue to pose, the following risks to us:

➢	third parties have significant discretion in determining the efforts and resources that they will apply to these collaborations;

➢	third parties may not pursue development and commercialization of our product candidates or may elect not to continue or renew development or commercialization programs based on preclinical study or clinical trial results, changes in strategic focus or available funding, or external factors such as an acquisition that diverts resources or creates competing priorities;

➢	third parties may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

➢	third parties could independently develop, or develop with other third parties, products that compete directly or indirectly with our product candidate if the partners believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

➢	third parties with marketing and distribution rights to one or more products may not commit sufficient resources to the marketing and distribution of such product or products;

➢	third parties may not properly maintain, enforce or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation or other legal proceedings that could jeopardize, invalidate or render unenforceable our intellectual property or proprietary information or expose us to litigation, other legal proceedings or potential liability;

➢	third parties may infringe, misappropriate or violate the intellectual property rights of others, which may expose us to litigation, other legal proceedings and potential liability;

➢	third parties may engage in misconduct, including non-compliance with regulatory requirements, that may result in governmental investigations or other actions or lawsuits against us or the third party;

➢	disputes may arise between our third party collaborators and our company that result in the delay or termination of the research, development or commercialization of our product candidate or that result in costly litigation or arbitration that diverts management attention and resources; and

➢	collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates.

Collaboration agreements may not lead to development or commercialization of our product candidates in the most efficient manner or at all. If a partner of ours were to be involved in a business combination, the continued pursuit and emphasis on our product development or commercialization program could be delayed, diminished or terminated. Any failure of our existing and any future collaborations would negatively affect our business plans and strategy for our product candidate pipeline, which could have a material and adverse effect on our business, financial condition, results of operations and prospects.

Risk factors

If our partners cease development efforts under our existing or future collaborations, or if any of those agreements is terminated, these collaborations may fail to lead to commercial products and we may never receive milestone payments or future royalties under these agreements.

A portion of our future revenue and cash resources is expected to be derived from our joint development arrangements. Revenue from these collaborations depends upon continuation of the collaborations, reimbursement of development costs, the achievement of milestones and royalties, if any, derived from future products developed from our research. If we are unable to successfully advance the development of our product candidates or achieve milestones, revenue and cash resources from milestone payments under our collaboration agreements will be substantially less than expected.

In addition, to the extent that any of our existing or future partners were to terminate a collaboration agreement, we may be forced to independently develop these product candidates, including funding preclinical studies or clinical trials, assuming marketing and distribution costs and maintaining, enforcing and defending intellectual property rights, or, in certain instances, abandon product candidates altogether, any of which could result in a change to our business plan and a material and adverse effect on our business, financial condition, results of operations and prospects.

Our research and development collaborations for antibody discovery and development work are not guaranteed future sources of revenue.

Historically, our revenue was primarily derived from the performance of research and development work to discover or refine antibodies for third parties using our proprietary DiversImmune and MultiMab platforms. Under these arrangements for research and development services, our third-party partners generally have no obligation to use us for services, or provide us with a minimum amount of research and development work under such arrangements. We generally receive payment under such arrangements only upon completion of our services, and such arrangements may be terminated at any time. These third-parties may elect to use other service providers for their future antibody development programs or elect to perform such work in-house rather than contracting with our company for such services. There can be no guarantee that such third parties will continue to use our company for such research and development services.

We may not successfully engage in strategic transactions, including any additional collaborations we seek, which could adversely affect our ability to develop and commercialize product candidates, impact our cash position, increase our expense, and present significant distractions to our management.

From time to time, we may consider strategic transactions, such as additional collaborations, acquisitions of companies, asset purchases, joint ventures and out- or in-licensing of product candidates or technologies. In particular, we will evaluate and, if strategically attractive, seek to enter into additional collaborations, including with major biotechnology or biopharmaceutical companies or hospitals. The competition for partners is intense, and the negotiation process is time-consuming and complex. Any new collaboration may be on terms that are not optimal for us, and we may not be able to maintain any new collaboration if, for example, development or approval of a product candidate is delayed, sales of an approved product candidate do not meet expectations or the partner terminates the collaboration. Any such collaboration, or other strategic transaction, may require us to incur non-recurring or other charges, increase our near- and long-term expenditures and pose significant integration or implementation challenges or disrupt our management or business. These transactions would entail numerous operational and financial risks, including:

➢	exposure to unknown liabilities;

Risk factors

➢	disruption of our business and diversion of our management’s time and attention in order to manage a collaboration or develop acquired products, product candidates or technologies;

➢	incurrence of substantial debt or dilutive issuances of equity securities to pay transaction consideration or costs;

➢	higher than expected collaboration, acquisition or integration costs, write-downs of assets or goodwill or impairment charges, increased amortization expenses;

➢	difficulty and cost in facilitating the collaboration or combining the operations and personnel of any acquired business;

➢	impairment of relationships with key suppliers, manufacturers or customers of any acquired business due to changes in management and ownership; and

➢	the inability to retain key employees of any acquired business.

Accordingly, although there can be no assurance that we will undertake or successfully complete any transactions of the nature described above, any transactions that we do complete may be subject to the foregoing or other risks and have a material and adverse effect on our business, financial condition, results of operations and prospects. Conversely, any failure to enter any additional collaboration or other strategic transaction that would be beneficial to us could delay the development and potential commercialization of our product candidates and have a negative impact on the competitiveness of any product candidate that reaches market.

We may acquire assets or form strategic alliances in the future, and we may not realize the benefits of such acquisitions.

We may acquire additional technologies and assets, form strategic alliances or create joint ventures with third parties that we believe will complement or augment our existing business. If we acquire assets with promising markets or technologies, we may not be able to realize the benefit of acquiring such assets if we are unable to successfully integrate them with our existing technologies. We may encounter numerous difficulties in developing, manufacturing and marketing any new products resulting from a strategic alliance or acquisition that delay or prevent us from realizing their expected benefits or enhancing our business. We cannot assure you that, following any such acquisition, we will achieve the expected synergies to justify the transaction.

If third parties on which we intend to rely on to conduct certain preclinical studies, or any future clinical trials, do not perform as contractually required, fail to satisfy regulatory or legal requirements or miss expected deadlines, our development program could be delayed with material and adverse effects on our business, financial condition, results of operations and prospects.

We intend to rely on third-party clinical investigators, contract research organizations, or CROs, clinical data management organizations and consultants to design, conduct, supervise and monitor certain preclinical studies of our product candidates and will do the same for any clinical trials. Because we intend to rely on these third parties and will not have the ability to conduct certain preclinical studies or clinical trials independently, we will have less control over the timing, quality and other aspects of such preclinical studies and clinical trials than we would have had we conducted them on our own. These investigators, CROs and consultants will not be our employees and we will have limited control over the amount of time and resources that they dedicate to our programs. These third parties may have contractual relationships with other entities, some of which may be our competitors, which may draw time and resources from our programs. The third parties with which we may contract might not be

Risk factors

diligent, careful or timely in conducting our preclinical studies or clinical trials, resulting in the preclinical studies or clinical trials being delayed or unsuccessful.

If we cannot contract with acceptable third parties on commercially reasonable terms, or at all, or if these third parties do not carry out their contractual duties, satisfy legal and regulatory requirements for the conduct of preclinical studies or clinical trials or meet expected deadlines, our clinical development programs could be delayed and otherwise adversely affected. In all events, we will be responsible for ensuring that each of our preclinical studies and clinical trials are conducted in accordance with the general investigational plan and protocols for the trial. The FDA requires preclinical studies to be conducted in accordance with good laboratory practices, or GLPs, and clinical trials to be conducted in accordance with good clinical practices, or GCPs, including for designing, conducting, recording and reporting the results of preclinical studies and clinical trials to ensure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of clinical trial participants are protected. Our reliance on third parties that we do not control will not relieve us of these responsibilities and requirements. Any adverse development or delay in our clinical trials could have a material and adverse effect on our business, financial condition, results of operations and prospects.

Because we may rely on third-party manufacturing and supply partners for preclinical and clinical development materials, our supply may become limited or interrupted or may not be of satisfactory quantity or quality.

We produce only small-scale quantities of our antibodies and reagents for characterization, in vivo and in vitro assessment. We may rely on third-party contract manufacturers to manufacture our preclinical and clinical trial product supplies. We do not currently own manufacturing facilities for producing such supplies. There can be no assurance that our preclinical or clinical development product supplies will not be limited or interrupted, or will be of satisfactory quality or continue to be available at acceptable prices. In particular, any replacement of our manufacturers could require significant effort and expertise because there may be a limited number of qualified replacements.

The manufacturing process for a product candidate is subject to FDA and foreign regulatory authority review. Suppliers and manufacturers must meet applicable manufacturing requirements and undergo rigorous facility and process validation tests required by regulatory authorities in order to comply with regulatory standards, such as current Good Manufacturing Practices, or cGMPs. In the event that any of our manufacturers fails to comply with such requirements or to perform its obligations to us in relation to quality, timing or otherwise, or if our supply of components or other materials becomes limited or interrupted for other reasons, we may be forced to manufacture the materials ourselves, for which we currently do not have the capabilities or resources, or enter into an agreement with another third party, which we may not be able to do on reasonable terms, if at all. In some cases, the technical skills or technology required to manufacture our product candidates may be unique or proprietary to the original manufacturer and we may have difficulty transferring such skills or technology to another third party and a feasible alternative may not exist. These factors would increase our reliance on such manufacturer or require us to obtain a license from such manufacturer in order to have another third party manufacture our product candidates. If we are required to change manufacturers for any reason, we will be required to verify that the new manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations and guidelines. The delays associated with the verification of a new manufacturer could negatively affect our ability to develop product candidates in a timely manner or within budget.

We expect to rely on third-party manufacturers if we receive regulatory approval for any product candidate. To the extent that we have existing, or enter into future, manufacturing arrangements with

Risk factors

third parties, we will depend on these third parties to perform their obligations in a timely manner consistent with contractual and regulatory requirements, including those related to quality control and assurance. If we are unable to obtain or maintain third-party manufacturing for product candidates, or to do so on commercially reasonable terms, we may not be able to develop and commercialize our product candidates successfully. Our or a third party’s failure to execute on our manufacturing requirements and comply with cGMP could adversely affect our business in a number of ways, including:

➢	an inability to initiate or continue clinical trials of product candidates under development;

➢	delay in submitting regulatory applications, or receiving regulatory approvals, for product candidates;

➢	loss of the cooperation of an existing or future partner;

➢	subjecting third-party manufacturing facilities or our manufacturing facilities to additional inspections by regulatory authorities;

➢	requirements to cease distribution or to recall batches of our product candidates; and

➢	in the event of approval to market and commercialize a product candidate, an inability to meet commercial demands for our products.

Our third-party manufacturers may be unable to successfully scale manufacturing of our product candidates in sufficient quality and quantity, which would delay or prevent us from developing our product candidates and commercializing approved products, if any.

In order to conduct clinical trials, we will need to manufacture large quantities of our product candidates. We may use third parties for our manufacturing needs. Our manufacturing partners may be unable to successfully increase the manufacturing capacity for any of our product candidates in a timely or cost-effective manner, or at all. In addition, quality issues may arise during scale-up activities. If our manufacturing partners are unable to successfully scale the manufacture of our product candidates in sufficient quality and quantity, the development, testing, and clinical trials of that product candidate may be delayed or infeasible, and regulatory approval or commercial launch of any resulting product may be delayed or not obtained, which could significantly harm our business.

If the market opportunities for our product candidates are smaller than we believe they are, our future product revenues may be adversely affected and our business may suffer.

Our understanding of both the number of people who suffer from HER2+ breast, gastric, and endometrial cancers or other tumors that can be treated with VEGF inhibitors, are based on estimates. These estimates may prove to be incorrect and new studies may reduce the estimated incidence or prevalence of these diseases. The number of patients in the United States, Europe, or elsewhere may turn out to be lower than expected, may not be otherwise amenable to treatment with our product candidates or patients may become increasingly difficult to identify and access, all of which would adversely affect our business, financial condition, results of operations and prospects.

Further, there are several factors that could contribute to making the actual number of patients who receive our potential product candidates less than the potentially addressable market. These include the lack of widespread availability of, and limited reimbursement for, new therapies in many underdeveloped markets.

Risk factors

We face competition from entities that have developed or may develop product candidates for the treatment of the diseases that we are initially targeting, including companies developing novel treatments and technology platforms. If these companies develop technologies or product candidates more rapidly than we do or their technologies are more effective, our ability to develop and successfully commercialize product candidates may be adversely affected.

The development and commercialization of drugs and therapeutic biologics is highly competitive. We compete with a variety of multinational biopharmaceutical companies and specialized biotechnology companies, as well as technology being developed at universities and other research institutions. Our competitors are often larger and better funded. Our competitors have developed, are developing or will develop product candidates and processes competitive with our product candidates and processes. Competitive therapeutic treatments include those that have already been approved and accepted by the medical community and any new treatments that are currently in development or that enter the market. We believe that a significant number of products are currently under development, and may become commercially available in the future, for the treatment of conditions for which we may try to develop product candidates. There is intense and rapidly evolving competition in the biotechnology, biopharmaceutical and antibody and immunoregulatory therapeutics fields. We believe that while our DiversImmune and MultiMab platforms, their associated intellectual property, the characteristics of our antibody product candidates in development, and our scientific and technical know-how give us a competitive advantage in this space, competition from many sources remains. Given the number of competitors, we strive to differentiate ourselves from them and contrast the perceived advantages of our technologies and product candidates. There is a risk that some of our competitors will take issue with our positioning and make allegations regarding our company or our business practices. Any such allegations could divert management’s attention, which could have an adverse effect on our business.

We are aware of several companies that are developing antibodies for the treatment of cancer and autoimmune diseases. Many of these companies are well-capitalized and, in contrast to us, have significant clinical experience, and may include our existing or future partners. In addition, these companies compete with us in recruiting scientific and managerial talent. Our success will partially depend on our ability to develop and protect antibodies that are safer and more effective than competing products. Our commercial opportunity and success will be reduced or eliminated if competing products that are safer, more effective, or less expensive than the antibodies we develop.

We expect to compete with antibody developers, such as Adimab Inc., AnaptysBio, Inc., Bristol-Myers Squibb Company, Glenmark Pharmaceuticals, Inc., Intrexon Corporation, Jounce Therapeutics, Inc., MorphoSys AG, and Regeneron Pharmaceuticals, Inc. If our lead product candidates are approved, they will compete with a range of treatments that are either in development or currently marketed. For example, some of our product candidates will compete against traditional cancer therapies, such as chemotherapy, as well as immune-based treatments for cancer, such as CAR T and TCR therapies, developed or currently marketed by Bellicum Pharmaceuticals, Inc., Bluebird bio, Inc., Celgene Corporation, Cellectis S.A., Gilead Sciences, Inc., Intrexon Corporation, Juno Therapeutics, Inc., Novartis AG, and Genentech, Inc. (a member of the Roche Group, or Genentech/Roche).

Many of our competitors have significantly greater financial, technical, manufacturing, marketing, sales and supply resources or experience than we do. If we successfully obtain approval for any product candidate, we will face competition based on many different factors, including the safety and effectiveness of our products, the ease with which our products can be administered and the extent to which patients accept relatively new routes of administration, the timing and scope of regulatory approvals for these products, the availability and cost of manufacturing, marketing and sales capabilities,

Risk factors

price, reimbursement coverage and patent position. Competing products could present superior treatment alternatives, including by being more effective, safer, less expensive or marketed and sold more effectively than any products we may develop. Competitive products may make any products we develop obsolete or noncompetitive before we recover the expense of developing and commercializing our product candidates. Such competitors could also recruit our employees, which could negatively impact our level of expertise and our ability to execute our business plan.

Any inability to attract and retain qualified key management, technical personnel and employees would impair our ability to implement our business plan.

Our success largely depends on the continued service of key management, advisors and other specialized personnel, including Ian Chan, our chief executive officer and co-founder, Adam Mostafa, our chief financial officer, and Gavin MacBeath, our chief scientific officer. We have one written employment agreement with Ian Chan, our chairman and chief executive officer, and offer letters with each of Adam Mostafa and Gavin MacBeath. The loss of one or more members of our executive team, management team or other key employees or advisors could delay our research and development programs and have a material and adverse effect on our business, financial condition, results of operations and prospects.

The relationships that our key managers have cultivated within our industry make us particularly dependent upon their continued employment with us. We are dependent on the continued service of our technical personnel because of the highly technical nature of our product candidates and technologies and the specialized nature of the regulatory approval process. Because our management team and key employees are not obligated to provide us with continued service, they could terminate their employment with us at any time without penalty. Our future success will depend in large part on our continued ability to attract and retain other highly qualified scientific, technical and management personnel, as well as personnel with expertise in clinical testing, manufacturing, governmental regulation and commercialization. We face competition for personnel from other companies, universities, public and private research institutions, government entities and other organizations.

As of March 31, 2018, we had 42 full-time employees. Our focus on the development of our product candidates will require adequate staffing. We may need to hire and retain new employees to execute our future clinical development and manufacturing plans. We cannot provide assurance that we will be able to hire and/ or retain adequate staffing levels to develop our product candidates or run our operations and/ or to accomplish all of our objectives.

We may experience difficulties in managing our growth and expanding our operations.

We have limited experience in product development and have not begun clinical trials for any of our product candidates. As our product candidates enter and advance through preclinical studies and any clinical trials, we will need to expand our development, regulatory and manufacturing capabilities or contract with other organizations to provide these capabilities for us. We may also experience difficulties in the discovery and development of new antibody product candidates using our DiversImmune and MultiMab platforms if we are unable to meet demand as we grow our operations. In the future, we also expect to have to manage additional relationships with collaborators, suppliers and other organizations. Our ability to manage our operations and future growth will require us to continue to improve our operational, financial and management controls, reporting systems and procedures. We may not be able to implement improvements to our management information and control systems in an efficient or timely manner and may discover deficiencies in existing systems and controls.

Risk factors

If any of our product candidates is approved for marketing and commercialization and we are unable to develop sales, marketing and distribution capabilities on our own or enter into agreements with third parties to perform these functions on acceptable terms, we will be unable to commercialize successfully any such future products.

We currently have no sales, marketing or distribution capabilities or experience. If any of our product candidates is approved, we will need to develop internal sales, marketing and distribution capabilities to commercialize such products, which would be expensive and time-consuming, or enter into partnerships with third parties to perform these services. If we decide to market our products directly, we will need to commit significant financial and managerial resources to develop a marketing and sales force with technical expertise and supporting distribution, administration and compliance capabilities. If we rely on third parties with such capabilities to market our products or decide to co-promote products with partners, we will need to establish and maintain marketing and distribution arrangements with third parties, and there can be no assurance that we will be able to enter into such arrangements on acceptable terms or at all. In entering into third-party marketing or distribution arrangements, any revenue we receive will depend upon the efforts of the third parties and there can be no assurance that such third parties will establish adequate sales and distribution capabilities or be successful in gaining market acceptance of any approved product. If we are not successful in commercializing any product approved in the future, either on our own or through third parties, our business, financial condition, results of operations and prospects could be materially and adversely affected.

Our future growth may depend, in part, on our ability to operate in foreign markets, where we would be subject to additional regulatory burdens and other risks and uncertainties.

Our future growth may depend, in part, on our ability to develop and commercialize our product candidates in foreign markets for which we may rely on partnership with third parties. We are not permitted to market or promote any of our product candidates before we receive regulatory approval from the applicable regulatory authority in that foreign market, and we may never receive such regulatory approval for any of our product candidates. To obtain separate regulatory approval in many other countries, we must comply with numerous and varying regulatory requirements of such countries regarding safety and efficacy and governing, among other things, clinical trials and commercial sales, pricing and distribution of our product candidates, and we cannot predict success in these jurisdictions. If we obtain approval of our product candidates and ultimately commercialize our product candidates in foreign markets, we would be subject to the risks and uncertainties, including the burden of complying with complex and changing foreign regulatory, tax, accounting and legal requirements and the reduced protection of intellectual property rights in some foreign countries.

Price controls imposed in foreign markets may adversely affect our future profitability.

In some countries, particularly member states of the European Union, the pricing of prescription drugs is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after receipt of marketing approval for a product. In addition, there can be considerable pressure by governments and other stakeholders on prices and reimbursement levels, including as part of cost containment measures. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various European Union member states and parallel distribution, or arbitrage between low-priced and high-priced member states, can further reduce prices. In some countries, we or future partners may be required to conduct a clinical trial or other studies that compare the cost-effectiveness of our antibody product candidates to other available therapies in order to obtain or maintain reimbursement or pricing approval. Publication of discounts by third-party payors or

Risk factors

authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If reimbursement of any product candidate approved for marketing is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business, financial condition, results of operations or prospects could be materially and adversely affected.

If any of our product candidates receives marketing approval and we or others later identify undesirable side effects caused by the product candidate, our ability to market and derive revenue from the product candidates could be compromised.

Undesirable side effects caused by our product candidates could cause regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other regulatory authorities. While we have not yet initiated clinical trials for any of our product candidates, it is likely that there may be side effects associated with their use. Results of our trials could reveal a high and unacceptable severity and prevalence of these or other side effects. In such an event, our trials could be suspended or terminated and the FDA or comparable foreign regulatory authorities could order us to cease further development of or deny approval of our product candidates for any or all targeted indications. Such side effects could also affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may materially and adversely affect our business, financial condition, results of operations and prospects.

Further, clinical trials by their nature utilize a sample of the potential patient population. With a limited number of patients and limited duration of exposure, rare and severe side effects of our product candidates may only be uncovered with a significantly larger number of patients exposed to the product candidate.

In the event that any of our product candidates receive regulatory approval and we or others identify undesirable side effects caused by one of our products, any of the following adverse events could occur, which could result in the loss of significant revenue to us and materially and adversely affect our results of operations and business:

➢	regulatory authorities may withdraw their approval of the product or seize the product;

➢	we may be required to recall the product or change the way the product is administered to patients;

➢	additional restrictions may be imposed on the marketing of the particular product or the manufacturing processes for the product or any component thereof;

➢	we may be subject to fines, injunctions or the imposition of civil or criminal penalties;

➢	regulatory authorities may require the addition of labeling statements, such as a “black box” warning or a contraindication;

➢	we may be required to create a Medication Guide outlining the risks of such side effects for distribution to patients;

➢	we could be sued and held liable for harm caused to patients;

➢	the product may become less competitive; and

➢	our reputation may suffer.

Risk factors

Our business entails a significant risk of product liability and our ability to obtain sufficient insurance coverage could have a material and adverse effect on our business, financial condition, results of operations and prospects.

As we move into conducting clinical trials of our product candidates, we will be exposed to significant product liability risks inherent in the development, testing, manufacturing and marketing of antibody treatments. Product liability claims could delay or prevent completion of our development programs. If we succeed in marketing products, such claims could result in an FDA investigation of the safety and effectiveness of our products, our manufacturing processes and facilities or our marketing programs and potentially a recall of our products or more serious enforcement action, limitations on the approved indications for which they may be used or suspension or withdrawal of approvals. Regardless of the merits or eventual outcome, liability claims may also result in decreased demand for our products, injury to our reputation, costs to defend the related litigation, a diversion of management’s time and our resources, substantial monetary awards to trial participants or patients and a decline in our stock price. We currently do not have product liability insurance and will need to obtain such insurance prior to marketing any of our product candidates. Any insurance we have or may obtain may not provide sufficient coverage against potential liabilities. Furthermore, clinical trial and product liability insurance is becoming increasingly expensive. As a result, our partners or we may be unable to obtain sufficient insurance at a reasonable cost to protect us against losses caused by product liability claims that could have a material and adverse effect on our business, financial condition, results of operations and prospects.

Our employees, principal investigators, consultants and commercial partners may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk of fraud or other misconduct by our employees, principal investigators, consultants and commercial partners. Misconduct by employees could include intentional failures to comply with FDA regulations, provide accurate information to the FDA, comply with manufacturing standards we may establish, comply with federal and state healthcare fraud and abuse laws and regulations, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Such misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a material and adverse effect on our business, financial condition, results of operations and prospects, including the imposition of significant criminal, civil, and administrative fines or other sanctions, such as monetary penalties, damages, fines, disgorgement, individual imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, integrity obligations, reputational harm, and the curtailment or restructuring of our operations.

Risk factors

Our internal computer systems, or those of CROs or other contractors or consultants we currently use or may use in the future, may fail or suffer security breaches, which could result in a material disruption of our product development programs.

Our internal computer systems and those of CROs and other contractors and consultants we use or may use in the future, may be vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. Such events could cause interruptions of our operations. For instance, the loss of preclinical data or data from any future clinical trial involving our product candidates could result in delays in our development and regulatory filing efforts and significantly increase our costs. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the development of our product candidates could be delayed.

Our information technology systems could face serious disruptions that could adversely affect our business.

Our information technology and other internal infrastructure systems, including corporate firewalls, servers, leased lines and connection to the Internet, face the risk of systemic failure that could disrupt our operations. A significant disruption in the availability of our information technology and other internal infrastructure systems could cause interruptions and delays in our research and development work.

If we do not comply with laws regulating the protection of the environment and health and human safety, our business could be adversely affected.

Our research, development and manufacturing involves the use of hazardous materials and various chemicals. We maintain quantities of various flammable and toxic chemicals in our facilities that are required for our research, development and manufacturing activities. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these hazardous materials. We believe our procedures for storing, handling and disposing these materials in our facilities comply with the relevant guidelines of the Commonwealth of Massachusetts and the Occupational Safety and Health Administration of the U.S. Department of Labor. Although we believe that our safety procedures for handling and disposing of these materials comply with the standards mandated by applicable regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. If an accident occurs, we could be held liable for resulting damages, which could be substantial. We are also subject to numerous environmental, health and workplace safety laws and regulations, including those governing laboratory procedures, exposure to blood-borne pathogens and the handling of animals and biohazardous materials. Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of these materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological or hazardous materials. Additional federal, state and local laws and regulations affecting our operations may be adopted in the future. We may incur substantial costs to comply with, and substantial fines or penalties if we violate, any of these laws or regulations.

Our current operations are concentrated across two locations in close proximity, and we or the third parties upon whom we depend may be adversely affected by natural disasters and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Our current operations are concentrated across two locations in close proximity outside of Boston, Massachusetts. Any unplanned event, such as flood, fire, explosion, extreme weather condition, medical

Risk factors

epidemics, power shortage, telecommunication failure or other natural or manmade accidents or incidents that result in us being unable to fully utilize our facilities, or the manufacturing facilities of our third-party contract manufacturers, may have a material and adverse effect on our ability to operate our business, particularly on a daily basis, and have significant negative consequences on our financial and operating conditions. Loss of access to these facilities may result in increased costs, delays in the development of our product candidates or interruption of our business operations. Natural disasters such as snowstorms or hurricanes could further disrupt our operations, and have a material and adverse effect on our business, financial condition, results of operations and prospects. If a natural disaster, power outage or other event occurred that prevented us from using all or a significant portion of our headquarters, that damaged critical infrastructure, such as our research facilities or the manufacturing facilities of our third-party contract manufacturers, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. The disaster recovery and business continuity plans we have in place may prove inadequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which, could have a material adverse effect on our business. As part of our risk management policy, we maintain insurance coverage at levels that we believe are appropriate for our business. However, in the event of an accident or incident at these facilities, we cannot assure you that the amounts of insurance will be sufficient to satisfy any damages and losses. If our facilities, or the manufacturing facilities of our third-party contract manufacturers, are unable to operate because of an accident or incident or for any other reason, even for a short period of time, any or all of our research and development programs may be harmed. Any business interruption may have a material and adverse effect on our business, financial condition, results of operations and prospects.

RISKS RELATED TO INTELLECTUAL PROPERTY

If we are unable to obtain or protect intellectual property rights related to our technology and current or future product candidates, or if our intellectual property rights are inadequate, we may not be able to compete effectively.

Our success depends in part on our ability to obtain and maintain protection with respect to our owned and in-licensed intellectual property and proprietary technology. We rely on patents and other forms of intellectual property rights, including in-licenses of intellectual property rights of others, to protect our current or future platforms, product candidates, methods used to manufacture our current or future product candidates and methods for treating patients using our current or future product candidates. However, we do not currently own or in-license any issued patents covering our ABP-100 product candidate, and there is no guarantee that any patents covering ABP-100 will issue from the patent applications we own or in-license from MSK, or, if they do, whether the issued claims will provide adequate protection for ABP-100 or any meaningful competitive advantage.

Moreover, we currently do not own any issued patents or pending non-provisional patent applications and we have only filed 32 provisional patent applications in the United States. A provisional patent application is not eligible to become an issued patent until, among other things, we file a non-provisional patent application within 12 months of the filing date of the provisional patent application. If we do not timely file non-provisional patent applications, we may lose our priority date with respect to our provisional patent applications and any patent protection on the inventions disclosed in our provisional patent applications. Moreover, we cannot predict whether such future patent applications will result in the issuance of patents that effectively protect any of our product candidates or will effectively prevent others from commercializing competitive products.

Risk factors

We also rely on our ability to preserve our trade secrets, to prevent third parties from infringing, misappropriating or violating our proprietary rights and to operate without infringing, misappropriating or violating the proprietary rights of others. The patent prosecution process is expensive, complex and time-consuming, and we may not be able to file, prosecute, maintain, enforce or license all necessary or desirable patents and patent applications at a reasonable cost or in a timely manner.

It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. The patent applications that we own or in-license may fail to result in issued patents, and, even if they do issue as patents, such patents may not cover our current or future technologies or product candidates in the United States or in other countries or provide sufficient protection from competitors. In addition, the coverage claimed in a patent application can be significantly reduced before the patent is issued and its scope can be reinterpreted after issuance. There is no assurance that all of the potentially relevant prior art relating to our owned or in-licensed patents and patent applications has been found, which can invalidate a patent or prevent a patent from issuing from a pending application. Even if patents do successfully issue and even if such patents cover our current or any future technologies or product candidates, third parties may challenge their validity, enforceability or scope, which may result in such patents being narrowed, invalidated or held unenforceable. Any successful challenge to these patents or any other patents owned by or licensed to us could deprive us of rights necessary for the successful commercialization of any current or future technologies or product candidates that we may develop.

If patent applications we own or have in-licensed with respect to our development programs and current or future technologies or product candidates fail to issue, if their breadth or strength of protection is threatened, or if they fail to provide meaningful exclusivity, it could dissuade companies from collaborating with us to develop current or future technologies or product candidates, and threaten our ability to commercialize current or future products. Any such outcome could have a material adverse effect on our business, financial condition, results of operations and prospects.

The patent positions of biopharmaceutical companies are generally uncertain because they involve complex legal and factual considerations and have, in recent years, been the subject of much legislation and litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights is highly uncertain. The standards applied by the United States Patent and Trademark Office, or USPTO, and foreign patent offices in granting patents are not always applied uniformly or predictably. For example, there is no uniform worldwide policy regarding patentable subject matter or the scope of claims allowable in patents. In addition, changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our owned or in-licensed patents or narrow the scope of our patent protection. Publications of discoveries in scientific literature often lag behind the actual discoveries and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot know with certainty whether we or our licensors were the first to make the inventions claimed in our owned or in-licensed patents or pending applications, or that we or our licensors were the first to file for patent protection of such inventions. There is no assurance that all potentially relevant prior art relating to our owned or in-licensed patents and patent applications has been found. We may be unaware of prior art that could be used to invalidate an issued patent or prevent our owned or in-licensed pending patent applications from issuing as patents.

The filing of a patent application or the issuance of a patent is not conclusive as to its ownership, inventorship, scope, patentability, validity, or enforceability, and patents and patent applications may be challenged in the courts in the patent office in the Unites States and abroad. For example, we or our

Risk factors

licensors may be subject to a third-party pre-issuance submission of prior art to the USPTO or become involved in opposition, derivation, reexamination, inter partes review, post-grant review, or interference proceedings, declaratory judgment actions or counterclaims challenging our owned or in-licensed patent rights or the rights of others. An adverse determination in any such submission, proceeding, or litigation could prevent the issuance of, reduce the scope of, invalidate, or render unenforceable our owned or in-licensed patent rights, limit our ability to stop others from using or commercializing similar or identical platforms and products, allow third parties to compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. In addition, if the breadth or strength of protection provided by our owned or in-licensed patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop, or commercialize current or future platforms or product candidates. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Any failure to obtain or any loss of patent protection could have a material adverse impact on our business, financial condition, results of operations and prospects. We may be unable to prevent competitors from entering the market with a product that is similar to or the same as our current or future product candidates.

Moreover, some of our owned and in-licensed patents and patent applications may in the future be co-owned with third parties. If we are unable to obtain an exclusive license to any such third party co-owners’ interest in such patents or patent application, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we may need the cooperation of any such co-owners of our patents in order to enforce such patents against third parties, and such cooperation may not be provided to us. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

Furthermore, our owned and in-licensed patents may be subject to a reservation of rights by one or more third parties. For example, we in-license certain patent rights from the National Cancer Institute, or NCI, a division of the National Institutes of Health, or NIH. As a result, the U.S. government may have certain rights, including so-called march-in rights, to such patent rights and any products or technology developed from such patent rights. When new technologies are developed with U.S. government funding, the U.S. government generally obtains certain rights in any resulting patents, including a non-exclusive license authorizing the U.S. government to use the invention for non-commercial purposes. These rights may permit the U.S. government to disclose our confidential information to third parties and to exercise march-in rights to use or allow third parties to use our licensed technology. The U.S. government can exercise its march-in rights if it determines that action is necessary because we fail to achieve the practical application of government-funded technology, because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations, or to give preference to U.S. industry. In addition, our rights in such inventions may be subject to certain requirements to manufacture products embodying such inventions in the United States. Any exercise by the U.S. government of such rights could harm our competitive position, business, financial condition, results of operations, and prospects.

If we fail to comply with our obligations under any license, collaboration or other intellectual property related agreements, we may be required to pay damages and could lose intellectual property rights that are necessary for developing, commercializing and protecting our current or future technologies or product candidates or we could lose certain rights to grant sublicenses.

We are heavily reliant upon licenses to certain patent rights and proprietary technology from third parties that are important or necessary to the development of our platforms and product candidates. For

Risk factors

example, we do not own any issued patents or pending non-provisional patent applications relating to our ABP-100 and ABP-200 product candidates, and we are dependent on intellectual property licenses for such product candidates from MSK and MedImmune, respectively. Our current license agreements impose, and any future license agreements we enter into are likely to impose, various development, commercialization, funding, milestone, royalty, diligence, sublicensing, insurance, patent prosecution and enforcement and/or other obligations on us. If we breach any of these obligations, or use the intellectual property licensed to us in an unauthorized manner, we may be required to pay damages and the licensor may have the right to terminate the license, which could result in us being unable to develop, manufacture and sell products that are covered by the licensed technology or enable a competitor to gain access to the licensed technology. In certain circumstances, our licensed patent rights are subject to our reimbursing our licensors for their patent prosecution and maintenance costs. For example, our license agreement with MSK requires us to bear the costs of filing and maintaining patent applications in any foreign jurisdiction in which MSK wishes to obtain patent protection. In such instances, if we elect not to make such payments with respect to a foreign jurisdiction, MSK may terminate our exclusive license with respect to such jurisdiction, and MSK can either develop and commercialize the licensed products in such jurisdiction itself or grant a license to a third party to develop and commercialize the licensed products in such jurisdiction.

Furthermore, we may not have the right to control the preparation, filing, prosecution, maintenance, enforcement, and defense of patents and patent applications that we license from third parties. For example, pursuant to each of our intellectual property licenses with MSK, MedImmune, and NCI, our licensors retain control of preparation, filing, prosecution, and maintenance, and, in certain circumstances, enforcement and defense of the patents and patent applications. Therefore, we cannot be certain that these patents and patent applications will be prepared, filed, prosecuted, maintained, enforced, and defended in a manner consistent with the best interests of our business. If our licensors fail to prosecute, maintain, enforce, and defend such patents, or lose rights to those patents or patent applications, the rights we have licensed may be reduced or eliminated, and our right to develop and commercialize any of our products or product candidates that are subject of such licensed rights could be materially adversely affected.

Moreover, our licensors may own or control intellectual property that has not been licensed to us and, as a result, we may be subject to claims, regardless of their merit, that we are infringing, misappropriating or otherwise violating the licensor’s intellectual property rights. In addition, while we cannot currently determine the amount of the royalty obligations we would be required to pay on sales of future products, if any, the amounts may be significant. The amount of our future royalty obligations will depend on the technology and intellectual property we use in products that we successfully develop and commercialize, if any. Therefore, even if we successfully develop and commercialize products, we may be unable to achieve or maintain profitability.

In addition, the agreements under which we currently license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations, and prospects. Moreover, if disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates, which could have a material adverse effect on our business, financial conditions, results of operations, and prospects.

Risk factors

Patent terms may be inadequate to protect our competitive position on our current or future technologies or product candidates for an adequate amount of time.

Patents have a limited lifespan. In the United States, the standard expiration of a patent is generally 20 years after it is filed. Various extensions may be available. However, the life of a patent and the protection it affords is limited. As a result, our owned and in-licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours. For example, given the large amount of time required for the research, development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. In the United States, the Drug Price Competition and Patent Term Restoration Act of 1984 permits a patent term extension of up to five years beyond the normal expiration of the patent, which is limited to the approved indication (or any additional indications approved during the period of extension). Additionally, a patent term extension cannot extend the remaining term of a patent beyond 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. However, the applicable authorities, including the FDA and the USPTO in the United States, and any equivalent regulatory authority in other countries, may not agree with our assessment of whether such extensions are available, and may refuse to grant extensions to our patents, or may grant more limited extensions than we request. An extension may not be granted or may be limited because of, for example a failure to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents, or otherwise failing to satisfy applicable requirements. If this occurs, our competitors may be able to take advantage of our investment in development and clinical trials by referencing our clinical and preclinical data and launch their product earlier than might otherwise be the case, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Changes in U.S. patent law or the patent law of other countries or jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our current or any future technologies or product candidates.

Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. The United States has recently enacted and implemented wide-ranging patent reform legislation. On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law, which could increase the uncertainties and costs surrounding the prosecution of our owned or in-licensed patent applications and the enforcement or defense of our owned or in-licensed issued patents. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted, redefine prior art, may affect patent litigation and switch the U.S. patent system from a “first-to-invent” system to a “first-to-file” system. Under a first-to-file system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to the patent on an invention regardless of whether another inventor had made the invention earlier. These provisions also allow third-party submission of prior art to the USPTO during patent prosecution and set forth additional procedures to challenge the validity of a patent by the USPTO administered post grant proceedings, including derivation, reexamination, inter partes review, post-grant review, and interference proceedings. The USPTO developed additional regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and, in particular, the first-to-file provisions, only became effective on March 16, 2013. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. The Leahy-

Risk factors

Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our owned or in-licensed patent applications and the enforcement or defense of our issued owned or in-licensed patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our and our licensors’ ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. The recent decision by the Supreme Court in Association for Molecular Pathology v. Myriad Genetics, Inc. precludes claims directed to a nucleic acid having a stated nucleotide sequence that is identical to a sequence found in nature and that is unmodified. This decision has yet to be clearly interpreted by other courts and by the USPTO. We cannot assure you that the interpretations of this decision or that subsequent rulings will not adversely impact our owned or in-licensed patents or patent applications. Depending on decisions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our and our licensors’ ability to obtain new patents or to enforce our existing owned or in-licensed patents and patents that we might obtain or in-license in the future. Similarly, changes in patent law and regulations in other countries or jurisdictions or changes in the governmental bodies that enforce them or changes in how the relevant governmental authority enforces patent laws or regulations may have a material adverse effect on our and our licensors’ ability to obtain new patents or to protect and enforce our owned or in-licensed patents or that we may obtain or in-license in the future.

Other companies or organizations may challenge our or our licensors’ patent rights or may assert patent rights that prevent us from developing and commercializing our current or future products.

Bispecific antibodies are a relatively new scientific field. As the field of antibody and immunoregulatory therapeutics matures, patent applications are being processed by national patent offices around the world. There is uncertainty about which patents will issue, and, if they do, as to when, to whom, and with what claims. In addition, third parties may attempt to invalidate our or our licensors’ intellectual property rights. Even if such rights are not directly challenged, disputes could lead to the weakening of our or our licensors’ intellectual property rights. Our defense against any attempt by third parties to circumvent or invalidate our intellectual property rights could be costly to us, could require significant time and attention of our management and could have a material and adverse effect on our business, financial condition, results of operations and prospects or our ability to successfully compete.

There are many issued and pending patents that claim aspects of our current or future product candidates and modifications that we may need to apply to our current or future product candidates. There are also many issued patents that claim antibodies or portions of antibodies that may be relevant for DiversImmune products we wish to develop. Thus, it is possible that one or more third parties will hold patent rights to which we will need a license, which may not be available on reasonable terms or at all. If those third parties refuse to grant us a license to such patent rights on reasonable terms or at all, we may be required to expend significant time and resources to redesign our technology, product candidates, or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, we may not be able to market such technology or product candidates or perform research and development or other activities covered by these patents, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Risk factors

We may not be able to protect our intellectual property rights throughout the world, which could negatively impact our business.

Filing, prosecuting and defending patents on current or future technologies or product candidates in all countries throughout the world would be prohibitively expensive. Competitors or other third parties may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection or licenses but enforcement is not as strong as that in the United States. These products may compete with our products, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Additionally, the laws of some foreign jurisdictions do not protect intellectual property rights to the same extent as the laws in the United States, and many companies have encountered significant difficulties in protecting and defending such rights in such jurisdictions. The legal systems of certain countries, including certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biotechnology, which could make it difficult for us to stop the infringement of our owned and in-licensed patents or the marketing of competing products in violation of our intellectual property and proprietary rights generally. Proceedings to enforce our owned or in-licensed intellectual property and proprietary rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our owned or in-licensed patents at risk of being invalidated or interpreted narrowly, could put our owned or in-licensed patent applications at risk of not issuing, and could provoke third parties to assert claims against us or our licensors. We or our licensors may not prevail in any lawsuits that we or our licensors initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our and our licensors’ efforts to enforce such intellectual property and proprietary rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or in-license.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of its patents. If we or any of our licensors are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position in the relevant jurisdiction may be impaired and our business, financial condition, results of operations and prospects may be materially adversely affected.

Third parties may initiate legal proceedings alleging that we are infringing, misappropriating or violating their intellectual property rights, the outcome of which would be uncertain and could have a material adverse impact on the success of our business.

Our commercial success depends, in part, upon our ability and the ability of our current or future collaborators to develop, manufacture, market and sell our current or any future product candidates and use our proprietary technologies without infringing, misappropriating or violating the proprietary and intellectual property rights of third parties. The biotechnology and pharmaceutical industries are characterized by extensive and complex litigation regarding patents and other intellectual property rights.

We or our licensors, or any future strategic partners may be party to, or be threatened with, adversarial proceedings or litigation regarding intellectual property rights with respect to our current or any future product candidates and technologies, including derivation, reexamination, inter partes review, post-grant

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review, or interference proceedings before the USPTO and similar proceedings in jurisdictions outside of the United States such as opposition proceedings. In some instances, we may be required to indemnify our licensors for the costs associated with any such adversarial proceedings or litigation. For example, our majority-owned subsidiary, AbMed Corporation, is obligated under the Collaboration and License Agreement with MedImmune to indemnify and hold harmless Medimmune for damages arising from intellectual property infringement by us resulting from exercise of the license from MedImmune. Third parties may assert infringement claims against us, our licensors or our strategic partners based on existing patents or patents that may be granted in the future, regardless of their merit. There is a risk that third parties may choose to engage in litigation with us, our licensors or our strategic partners to enforce or to otherwise assert their patent rights. Even if we believe such claims are without merit, a court of competent jurisdiction could hold that these third-party patents are valid, enforceable and infringed, which could have a material adverse impact on our ability to commercialize our current or any future platforms or product candidates. In order to successfully challenge the validity of any such U.S. patent in federal court, we would need to overcome a presumption of validity. As this burden is a high one requiring us to present clear and convincing evidence as to the invalidity of any such U.S. patent claim, there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent.

If we or our licensors, or any future strategic partners are found to infringe, misappropriate or violate a third-party patent or other intellectual property rights, we could be required to pay damages, including treble damages and attorney’s fees, if we are found to have willfully infringed. In addition, we or our licensors, or any future strategic partners may choose to seek, or be required to seek, a license from a third party, which may not be available on commercially reasonable terms, if at all. Even if a license can be obtained on commercially reasonable terms, the rights may be non-exclusive, which could give our competitors access to the same technology or intellectual property rights licensed to us, and it could require us to make substantial licensing and royalty payments. We also could be forced, including by court order, to cease developing, manufacturing and commercializing the infringing platforms or product candidates. Any of the foregoing could have a material adverse effect on our ability to generate revenue or achieve profitability and possibly prevent us from generating revenue sufficient to sustain our operations.

In addition, we or our licensors may find it necessary to pursue claims or initiate lawsuits to protect or enforce our owned or in-licensed patent or other intellectual property rights. The cost to us in defending or initiating any litigation or other proceeding relating to our owned or in-licensed patent or other intellectual property rights, even if resolved in our favor, could be substantial, and any litigation or other proceeding would divert our management’s attention. Such litigation or proceedings could materially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could delay our research and development efforts and materially limit our ability to continue our operations. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common stock.

If we or our licensors were to initiate legal proceedings against a third party to enforce a patent covering one of our product candidates or our technology, the defendant could counterclaim that such patent is

Risk factors

invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, for example, lack of novelty, indefiniteness, lack of written description, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. The outcome following legal assertions of invalidity and unenforceability during patent litigation is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we or our licensors and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on one or more of our product candidates or certain aspects of our platform technology. Such a loss of patent protection could have a material adverse effect on our business, financial condition, results of operations and prospects. Patents and other intellectual property rights also will not protect our product candidates and technologies if competitors or third parties design around such product candidates and technologies without legally infringing, misappropriating or violating our owned or in-licensed patents or other intellectual property rights.

Intellectual property rights of third parties could adversely affect our ability to commercialize our current or future technologies or product candidates, and we might be required to litigate or obtain licenses from third parties in order to develop or market our current or future technologies or product candidates, which may not be available on commercially reasonable terms or at all.

Because the antibody landscape is still evolving, it is difficult to conclusively assess our freedom to operate without infringing, misappropriating or violating third-party rights. There are numerous companies that have pending patent applications and issued patents broadly covering antibodies generally or covering antibodies directed against the same targets as, or targets similar to, those we are pursuing. Our competitive position may materially suffer if patents issued to third parties or other third-party intellectual property rights cover our current or future technologies or product candidates or elements thereof, or our manufacture or uses relevant to our development plans. In such cases, we may not be in a position to develop or commercialize current or future technologies or product candidates unless we successfully pursue litigation to nullify or invalidate the third-party intellectual property right concerned, or enter into a license agreement with the intellectual property right holder, if available on commercially reasonable terms. There may be issued patents of which we are not aware, held by third parties that, if found to be valid and enforceable, could be alleged to be infringed by our current or future technologies or product candidates. There also may be pending patent applications of which we are not aware that may result in issued patents, which could be alleged to be infringed by our current or future technologies or product candidates. If such an infringement claim should be brought and be successful, we may be required to pay substantial damages, be forced to abandon our current or future technologies or product candidates or seek a license from any patent holders. No assurances can be given that a license will be available on commercially reasonable terms, if at all.

It is also possible that we have failed to identify relevant third-party patents or applications. For example, U.S. applications filed before November 29, 2000 and certain U.S. applications filed after that date that will not be filed outside the U.S. remain confidential until patents issue. Patent applications in the United States and elsewhere are published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering our product candidates or platform technologies could have been filed by others without our knowledge. Additionally, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover our

Risk factors

platforms, our product candidates or the use of our technologies. Third-party intellectual property right holders may also actively bring infringement, misappropriation or violation claims against us. We cannot guarantee that we will be able to successfully settle or otherwise resolve such claims. If we are unable to successfully settle future claims on terms acceptable to us, we may be required to engage in or continue costly, unpredictable and time-consuming litigation and may be prevented from or experience substantial delays in marketing our product candidates. If we fail in any such dispute, in addition to being forced to pay damages, we may be temporarily or permanently prohibited from commercializing any of our current or future technologies or product candidates that are held to be infringing, misappropriating or violating. We might, if possible, also be forced to redesign current or future technologies or product candidates so that we no longer infringe, misappropriate or violate the third-party intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patent protection for certain aspects of our current or future technologies and product candidates, we also consider trade secrets, including confidential and unpatented know-how, important to the maintenance of our competitive position. However, trade secrets and know-how can be difficult to protect. We protect trade secrets and confidential and unpatented know-how, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to such knowledge, such as our employees, corporate collaborators, outside scientific collaborators, CROs, contract manufacturers, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants that obligate them to maintain confidentiality and assign their inventions to us. Despite these efforts, any of these parties may breach such agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. We may also become involved in inventorship disputes relating to inventions and patents developed by our employees or consultants under such agreements. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret, or securing title to an employee- or consultant-developed invention if a dispute arises, is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts in the United States and certain foreign jurisdictions are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor, our competitive position would be materially and adversely harmed.

We may be subject to claims that we or our employees or consultants have wrongfully used or disclosed alleged trade secrets or other proprietary information of our employees’ or consultants’ former employers or their clients.

Many of our employees were previously employed at universities or biotechnology or biopharmaceutical companies, including our competitors or potential competitors. We may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel or may be enjoined from using such intellectual property, and would likely divert significant resources from our core business, including distracting our technical and management

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personnel from their normal responsibilities. A loss of key research personnel or their work product could limit our ability to commercialize, or prevent us from commercializing, our current or future technologies or product candidates, which could materially harm our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by government patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other government fees on patents and/or applications will be due to be paid to the USPTO and various government patent agencies outside of the United States over the lifetime of our owned and in-licensed patents and/or applications and any patent rights we may own or in-license in the future. The USPTO and various non-U.S. government patent agencies require compliance with several procedural, documentary, fee payment and other similar provisions during the patent application process. We employ reputable law firms and other professionals to help us comply, and we are also dependent on our licensors to take the necessary action to comply with these requirements with respect to our in-licensed intellectual property. In many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. There are situations, however, in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, potential competitors might be able to enter the market with similar or identical products or platforms, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names or may be forced to stop using these names, which we need for name recognition by potential partners or customers in our markets of interest. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be materially adversely affected.

Intellectual property rights do not necessarily address all potential threats to our business.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business. The following examples are illustrative:

➢	others may be able to make compounds or formulations that are similar to our product candidates, but that are not covered by the claims of any patents, should they issue, that we own, license or control;

➢	we or any strategic partners might not have been the first to make the inventions covered by the issued patents or pending patent applications that we own, license or control;

➢	we or our licensors might not have been the first to file patent applications covering certain of our owned and in-licensed inventions;

Risk factors

➢	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing, misappropriating or violating our owned or in-licensed intellectual property rights;

➢	it is possible that our owned or in-licensed pending patent applications will not lead to issued patents;

➢	issued patents that we own, in-license or control may not provide us with any competitive advantages, or may be narrowed or held invalid or unenforceable, including as a result of legal challenges;

➢	our competitors might conduct research and development activities in the United States and other countries that provide a safe harbor from patent infringement claims for certain research and development activities, as well as in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

➢	we may not develop additional proprietary platforms that are patentable;

➢	we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such trade secrets or know-how; and

➢	the patents of others may have an adverse effect on our business.

Should any of these events occur, they could have a material adverse effect on our business, financial condition, results of operations and prospects.

RISKS RELATED TO GOVERNMENT REGULATION

Clinical development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results.

All of our product candidates are in preclinical development and their risk of failure is high. It is impossible to predict when or if any of our product candidates will prove effective and safe in humans or will receive regulatory approval. Before obtaining marketing approval from regulatory authorities for the sale of any product candidate, we must complete preclinical studies and then conduct extensive clinical trials to demonstrate the safety and efficacy of our product candidates in humans. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the development process. The results of preclinical studies and early clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or safety profiles, notwithstanding promising results in earlier trials.

In 2019, we expect to commence Phase 1 clinical trials of our two lead product candidates, ABP-100 for the treatment of breast, gastric, and endometrial cancers, and ABP-201 for the treatment of vascular diseases of the eye. Commencing these clinical trials is subject to finalizing the trial design and filing an IND or similar filing with the FDA or similar foreign regulatory authority. Even after we file our IND or comparable submissions in other jurisdictions, the FDA or other regulatory authorities could disagree that we have satisfied their requirements to commence our clinical trials or disagree with our study design, which may require us to complete additional preclinical studies or amend our protocols or impose stricter conditions on the commencement of clinical trials.

Risk factors

We may experience delays in completing our preclinical studies and initiating or completing clinical trials of our product candidates. We do not know whether planned preclinical studies and clinical trials will be completed on schedule or at all, or whether planned clinical trials will begin on time, need to be redesigned, enroll patients on time or be completed on schedule, if at all. Our development programs may be delayed for a variety of reasons, including delays related to:

➢	the FDA or other regulatory authorities requiring us to submit additional data or imposing other requirements before permitting us to initiate a clinical trial;

➢	obtaining regulatory approval to commence a clinical trial;

➢	reaching agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical trial sites;

➢	obtaining institutional review board, or IRB, approval at each clinical trial site;

➢	recruiting suitable patients to participate in a clinical trial;

➢	having patients complete a clinical trial or return for post-treatment follow-up;

➢	clinical trial sites deviating from trial protocol or dropping out of a trial;

➢	adding new clinical trial sites; or

➢	manufacturing sufficient quantities of our product candidates for use in clinical trials.

Patient enrollment, a significant factor in the timing of clinical trials, is affected by many factors including the size and nature of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, the design of the clinical trial, the severity of the disease under investigation, our payments for conducting clinical trials, competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages of the product candidate being studied in relation to other available therapies, including any new drugs or therapeutic biologics that may be approved for the indications we are investigating. Especially because our product candidates may initially target indications that may be characterized as orphan markets, the clinical trial timeline for the regulatory process could be prolonged if sufficient patients cannot be enrolled in a timely manner. Furthermore, we expect to rely on our partners, CROs and clinical trial sites to ensure the proper and timely conduct of our clinical trials and while we expect to enter into agreements governing their committed activities, we have limited influence over their actual performance.

We could encounter delays if prescribing physicians encounter unresolved ethical issues associated with enrolling patients in clinical trials of our product candidates in lieu of prescribing existing treatments that have established safety and efficacy profiles. Further, a clinical trial may be suspended or terminated by us, our partners, the IRBs of the institutions in which such trials are being conducted, the Data Safety Monitoring Board for such trial or by the FDA or other regulatory authorities due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug or therapeutic biologic, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. If we experience delays in the completion of, or termination of, any clinical trial of our product candidates, the commercial prospects of our product candidates will be harmed, and our ability to generate product revenues from any of these product candidates will be delayed. In addition, any delays in completing our clinical trials will increase our costs, slow down our product development and approval process and

Risk factors

jeopardize our ability to commence product sales and generate revenues. Any of these occurrences may materially and adversely affect our business, financial condition, results of operations and prospects. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

We may be unable to obtain U.S. or foreign regulatory approval and, as a result, be unable to commercialize our product candidates.

Our product candidates are subject to extensive governmental regulations relating to, among other things, research, testing, development, manufacturing, safety, efficacy, approval, recordkeeping, reporting, labeling, storage, packaging, advertising and promotion, pricing, marketing and distribution of drugs and therapeutic biologics. Rigorous preclinical testing and clinical trials and an extensive regulatory approval process are required to be successfully completed in the U.S. and in many foreign jurisdictions before a new drug or therapeutic biologic can be marketed. Satisfaction of these and other regulatory requirements is costly, time consuming, uncertain and subject to unanticipated delays. It is possible that none of the product candidates we may develop will obtain the regulatory approvals necessary for us or our existing or future partners to begin selling them.

We have very limited experience in conducting and managing the clinical trials necessary to obtain regulatory approvals, including approval by the FDA. The time required to obtain FDA and other approvals is unpredictable but typically takes many years following the commencement of clinical trials, depending upon the type, complexity and novelty of the product candidate. The standards that the FDA and its foreign counterparts use when regulating us require judgment and can change, which makes it difficult to predict with certainty how they will be applied. Any analysis we perform of data from preclinical and clinical activities is subject to confirmation and interpretation by regulatory authorities, which could delay, limit or prevent regulatory approval. We may also encounter unexpected delays or increased costs due to new government regulations, for example, from future legislation or administrative action, or from changes in FDA policy during the period of product development, clinical trials and FDA regulatory review. It is impossible to predict whether legislative changes will be enacted, or whether FDA or foreign regulations, guidance or interpretations will be changed, or what the impact of such changes, if any, may be.

Because the product candidates we are developing represents part of a class with which the FDA has limited early experience, the FDA and its foreign counterparts have not yet established any definitive policies, practices or guidelines in relation to these product candidates. While we believe the product candidates that we are currently developing are regulated as therapeutic biologics that are subject to requirements for review and approval of a Biologics License Application, or BLA, by the FDA, the lack of policies, practices or guidelines may hinder or slow review by the FDA of any regulatory filings that we may submit. Moreover, the FDA may respond to these submissions by defining requirements we may not have anticipated. Such responses could lead to significant delays in the clinical development of our product candidates. In addition, because there may be approved treatments for some of the diseases for which we may seek approval, in order to receive regulatory approval, we may need to demonstrate through clinical trials that the product candidates we develop to treat these diseases, if any, are not only safe and effective, but safer or more effective than existing products.

Any delay or failure in obtaining required approvals could have a material and adverse effect on our ability to generate revenues from the particular product candidate for which we are seeking approval. Furthermore, any regulatory approval to market a product may be subject to limitations on the approved uses for which we may market the product or the labeling or other restrictions.

Risk factors

We are also subject to numerous foreign regulatory requirements governing, among other things, the conduct of clinical trials, manufacturing and marketing authorization, pricing and third-party reimbursement. The foreign regulatory approval process varies among countries and may include all of the risks associated with FDA approval described above as well as risks attributable to the satisfaction of local regulations in foreign jurisdictions. Moreover, the time required to obtain approval may differ from that required to obtain FDA approval. Approval by the FDA does not ensure approval by regulatory authorities outside the United States and vice versa.

Even if we receive regulatory approval for any of our product candidates, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense. Additionally, our product candidates, if approved, could be subject to labeling and other restrictions and market withdrawal and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our products.

Any regulatory approvals that we or our existing or future partners obtain for our product candidates may also be subject to limitations on the approved indicated uses for which a product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including “Phase 4” clinical trials, and surveillance to monitor the safety and efficacy of the product candidate. In addition, if the FDA or a comparable foreign regulatory authority approves any of our product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, import, export, advertising, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMPs and good clinical practices for any clinical trials that we conduct post-approval. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

➢	restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market or voluntary or mandatory product recalls;

➢	fines, warning letters or holds on clinical trials;

➢	refusal by the FDA to approve pending applications or supplements to approved applications filed by us or our strategic partners;

➢	suspension or revocation of product license approvals;

➢	product seizure or detention or refusal to permit the import or export of products; and

➢	injunctions or the imposition of civil or criminal penalties.

The FDA’s policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability, which would adversely affect our business.

Risk factors

We may fail to obtain and maintain orphan drug designation from the FDA for our current and future product candidates, as applicable.

Our strategy may include filing for orphan drug designation if and where available for our product candidates. Under the Orphan Drug Act, the FDA may grant orphan drug designation to a drug or biologic intended to treat a rare disease or condition, which is defined as one occurring in a patient population of fewer than 200,000 in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug or biologic will be recovered from sales in the United States. In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers. In addition, if a product that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications, including a full NDA or BLA, to market the same drug or biologic for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity or where the original manufacturer is unable to assure sufficient product quantity.

We may pursue orphan designations for our lead product candidates ABP-100 and ABP-200. However, while we may seek orphan drug designations for our product candidates, we may never receive such designations. In addition, orphan drug designation neither shortens the development time or regulatory review time of a drug, nor gives the drug any advantage in the regulatory review or approval process. Even if we obtain such designations, we may not be the first to obtain regulatory approval of a product candidate for the orphan-designated indication due to the uncertainties associated with developing pharmaceutical products. We may also fail to meet requirements to maintain orphan drug designation while developing ABP-100 and ABP-200. In addition, exclusive marketing rights in the United States may be limited if we decide to seek approval for an indication broader than the orphan-designated indication or may be lost if the FDA later determines that the request for designation was materially defective or if we are unable to assure sufficient quantities of the product to meet the needs of patients with the orphan-designated disease or condition. Further, even if we obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different drugs with different active moieties may receive and be approved for the same condition, and only the first applicant to receive approval will receive the benefits of marketing exclusivity. Even after an orphan-designated product is approved, the FDA can subsequently approve a later drug with the same active moiety for the same condition if the FDA concludes that the later drug is clinically superior if it is shown to be safer, more effective or makes a major contribution to patient care.

We may attempt to secure approval from the FDA through the use of accelerated registration pathways. If unable to obtain approval under an accelerated pathway, we may be required to conduct additional preclinical studies or clinical trials which could increase the expense of obtaining, reduce the likelihood of obtaining and/or delay the timing of obtaining, necessary marketing approvals. Even if we receive accelerated approval from the FDA, if our confirmatory trials do not verify clinical benefit, or if we do not comply with rigorous post-marketing requirements, the FDA may seek to withdraw accelerated approval.

We may seek an accelerated approval development pathway for our product candidates, including ABP-100 and ABP-201. Under the accelerated approval provisions of the Federal Food, Drug, and Cosmetic Act, or the FDCA, and the FDA’s implementing regulations, the FDA may grant accelerated approval to a product designed to treat a serious or life-threatening condition that provides meaningful

Risk factors

therapeutic advantage over available therapies and demonstrates an effect on a surrogate endpoint or intermediate clinical endpoint that is reasonably likely to predict clinical benefit. The FDA considers a clinical benefit to be a positive therapeutic effect that is clinically meaningful in the context of a given disease. For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign, or other measure that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. An intermediate clinical endpoint is a clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit. The accelerated approval development pathway may be used in cases in which the advantage of a new drug over available therapy may not be a direct therapeutic advantage, but is a clinically important improvement from a patient and public health perspective. If granted, accelerated approval is contingent on the sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the drug’s clinical profile or risks and benefits for accelerated approval. The FDA may require that any such confirmatory study be initiated or substantially underway prior to the submission of an application for accelerated approval. If such post-approval studies fail to confirm the drug’s clinical profile or risks and benefits, the FDA may withdraw its approval of the drug.

If we choose to pursue accelerated approval, we intend to seek feedback from the FDA or will otherwise evaluate our ability to seek and receive such accelerated approval. There can be no assurance that, after our evaluation of the feedback from the FDA or other factors, we will decide to pursue or submit a BLA for accelerated approval or any other form of expedited development, review or approval. Furthermore, if we submit an application for accelerated approval, there can be no assurance that such application will be accepted or that approval will be granted on a timely basis, or at all. The FDA also could require us to conduct further studies or trials prior to considering our application or granting approval of any type. We might not be able to fulfill the FDA’s requirements in a timely manner, which would cause delays, or approval might not be granted because our submission is deemed incomplete by the FDA. A failure to obtain accelerated approval or any other form of expedited development, review or approval for a product candidate would result in a longer time period to commercialize such product candidate, could increase the cost of development of such product candidate and could harm our competitive position in the marketplace.

Even if we receive accelerated approval from the FDA, we will be subject to rigorous post-marketing requirements, including the completion of confirmatory post-market clinical trial(s) to verify the clinical benefit of the product, and submission to the FDA of all promotional materials prior to their dissemination. The FDA could seek to withdraw accelerated approval for multiple reasons, including if we fail to conduct any required post-market study with due diligence, a post-market study does not confirm the predicted clinical benefit, other evidence shows that the product is not safe or effective under the conditions of use, or we disseminate promotional materials that are found by the FDA to be false and misleading

A failure to obtain accelerated approval or any other form of expedited development, review or approval for a product candidate that we may choose to develop would result in a longer time period prior to commercializing such product candidate, could increase the cost of development of such product candidate and could harm our competitive position in the marketplace.

Healthcare legislative reform measures may have a material adverse effect on our business and results of operations.

In the United States, there have been and continue to be a number of legislative initiatives to contain healthcare costs. For example, in March 2010, the Patient Protection and Affordable Care Act, or the

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ACA, was enacted, which substantially changed the way health care is financed by both governmental and private insurers, and significantly impacted the U.S. pharmaceutical industry. The ACA, among other things, subjected therapeutic biologics to potential competition by lower-cost biosimilars, addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs and therapeutic biologics that are inhaled, infused, instilled, implanted or injected, increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program, extended the rebate program to individuals enrolled in Medicaid managed care organizations, established annual fees and taxes on manufacturers of certain branded prescription drugs and therapeutic biologics, and added a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs and therapeutic biologics to eligible beneficiaries during their coverage gap period as a condition for the manufacturer’s outpatient drugs and therapeutic biologics to be covered under Medicare Part D.

However, some provisions of the ACA have yet to be fully implemented and certain provisions have been subject to judicial and Congressional challenges, as well as efforts by the Trump Administration to repeal or replace certain aspects of the ACA. For example, since January 2017, President Trump has signed two executive orders and other directives designed to delay, circumvent, or loosen certain requirements mandated by the ACA. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. On December 20, 2017, Congress passed The Tax Cuts and Jobs Act, which includes a provision repealing the individual mandate under the ACA, effective January 1, 2019. We continue to evaluate how the ACA and recent efforts to repeal and replace or limit the implementation of the ACA will impact our business.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. On August 2, 2011, the Budget Control Act of 2011 among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of 2% per fiscal year. These reductions went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2024 unless additional Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers. Additionally, there has been heightened governmental scrutiny recently over the manner in which manufacturers set prices for their marketed products. For example, there have been several recent Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. These new laws and initiatives may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on our future customers and accordingly, our financial operations.

Further, on December 13, 2016, President Obama signed the 21st Century Cures Act, or Cures Act, into law. Among other provisions, the Cures Act reauthorized the existing priority review voucher program for certain drugs intended to treat rare pediatric diseases until 2020; created a new priority review voucher program for drug applications determined to be material national security threat medical countermeasure applications; revised the FDCA to streamline review of combination product applications; required FDA to evaluate the potential use of “real world evidence” to help support approval of new indications for approved drugs; provided a new “limited population” approval pathway for antibiotic and antifungal drugs intended to treat serious or life-threatening infections; and authorized

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FDA to designate a drug as a “regenerative advanced therapy,” thereby making it eligible for certain expedited review and approval designations.

We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our product candidates or additional pricing pressures.

If we or existing or future partners, manufacturers or service providers fail to comply with healthcare laws and regulations, we or they could be subject to enforcement actions, which could affect our ability to develop, market and sell our products and may harm our reputation.

Healthcare providers, physicians and third-party payors, among others, will play a primary role in the prescription and recommendation of any product candidates for which we obtain marketing approval. Our future arrangements with third-party payors and customers, among others, may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute our product candidates for which we obtain marketing approval. Restrictions under applicable federal and state healthcare laws and regulations, include the following:

➢	the federal Anti-Kickback Statute, which prohibits, among other things, a person or entity from knowingly and willfully soliciting, offering, paying, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, lease order, arranging for or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, by a federal healthcare program, such as Medicare or Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, a violation of the Anti-Kickback Statute can form the basis for a violation of the federal False Claims Act (discussed below);

➢	federal civil and criminal false claims laws, including the federal False Claims Act, and civil monetary penalties laws that impose criminal and civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. In addition, the government may assert that a claim including items and services resulting from a referral made in violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act;

➢	the U.S. federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

➢

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and its implementing regulations, including the Final Omnibus Rule published in January 2013, which impose obligations on certain covered entity healthcare providers, health plans, and healthcare clearinghouse as well as their business associates that perform certain services involving the use or disclosure of individually identifiable health information, including mandatory contractual terms, with respect to safeguarding the privacy, security, and transmission of individually identifiable

Risk factors

health information, and require notification to affected individuals and regulatory authorities of certain breaches of security of individually identifiable health information;

➢	the federal false statements statute, which prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services;

➢	the federal transparency requirements known as the federal Physician Payments Sunshine Act, created as part of ACA, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicare or the Children’s Health Insurance Program to report annually to CMS information related to payments and other transfers of value made by that entity to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members; and

➢	analogous local, state and foreign laws and regulations, such as state anti-kickback and false claims laws that may apply to healthcare items or services reimbursed by third-party payors, including private insurers; local, state and foreign transparency laws that require manufacturers to report information related to payments and transfers of value to other health care providers and health care entities, or marketing expenditures; state laws that require pharmaceutical companies to register certain employees engaged in marketing activities in the location and comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government; and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Ensuring that our future business arrangements with third-parties comply with applicable healthcare laws and regulations could involve substantial costs. If our operations are found to be in violation of any such requirements, we may be subject to penalties, including criminal and significant civil monetary penalties, damages, fines, individual imprisonment, disgorgement, contractual damages, reputational harm, exclusion from participation in government healthcare programs, integrity obligations, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of pre-marketing product approvals, private qui tam actions brought by individual whistleblowers in the name of the government, refusal to allow us to enter into supply contracts, including government contracts, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. Although effective compliance programs can mitigate the risk of investigation and prosecution for violations of these laws, these risks cannot be entirely eliminated. Any action against us for an alleged or suspected violation could cause us to incur significant legal expenses and could divert our management’s attention from the operation of our business, even if our defense is successful. In addition, achieving and sustaining compliance with applicable laws and regulations may be costly to us in terms of money, time and resources.

If we fail to comply with U.S. and foreign regulatory requirements, regulatory authorities could limit or withdraw any marketing or commercialization approvals we may receive and subject us to other penalties that could materially harm our business.

Even if we receive marketing and commercialization approval of a product candidate, we will be subject to continuing regulatory requirements, including in relation to adverse patient experiences with the product and clinical results that are reported after a product is made commercially available, both in the United States and any foreign jurisdiction in which we seek regulatory approval. The FDA has significant post-market authority, including the authority to require labeling changes based on new safety information and to require post-market studies or clinical trials to evaluate safety risks related to the use

Risk factors

of a product or to require withdrawal of the product from the market. The FDA also has the authority to require a Risk Evaluation and Mitigation Strategy, or a REMS, after approval, which may impose further requirements or restrictions on the distribution or use of an approved drug or therapeutic biologic. The manufacturer and manufacturing facilities we use to make a future product, if any, will also be subject to periodic review and inspection by the FDA and other regulatory agencies, including for continued compliance with cGMP requirements. The discovery of any new or previously unknown problems with our third-party manufacturers, manufacturing processes or facilities may result in restrictions on the product, manufacturer or facility, including withdrawal of the product from the market. We intend to rely on third-party manufacturers and we will not have control over compliance with applicable rules and regulations by such manufacturers. Any product promotion and advertising will also be subject to regulatory requirements and continuing regulatory review. If we or our existing or future partners, manufacturers or service providers fail to comply with applicable continuing regulatory requirements in the U.S. or foreign jurisdictions in which we seek to market our products, we or they may be subject to, among other things, fines, warning letters, holds on clinical trials, delay of approval or refusal by the FDA to approve pending applications or supplements to approved applications, suspension or withdrawal of regulatory approval, product recalls and seizures, administrative detention of products, refusal to permit the import or export of products, operating restrictions, injunction, civil penalties and criminal prosecution.

Even if we are able to commercialize any product candidate, such product candidate may become subject to unfavorable pricing regulations or third-party coverage and reimbursement policies, which would harm our business.

Our ability to commercialize any products successfully will depend, in part, on the extent to which coverage and adequate reimbursement for these products and related treatments will be available from third-party payors, such as government authorities, private health insurers, and health maintenance organizations. Patients who are prescribed medications for the treatment of their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their prescription drugs. Coverage and adequate reimbursement from government healthcare programs, such as Medicare and Medicaid, and private health insurers are critical to new product acceptance. Patients are unlikely to use our future product candidates unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our product candidates.

Cost-containment is a priority in the U.S. healthcare industry and elsewhere. As a result, government authorities and other third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Third-party payors also may request additional clinical evidence beyond the data required to obtain marketing approval, requiring a company to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of its product. We cannot be sure that coverage and adequate reimbursement will be available for any product that we commercialize and, if reimbursement is available, that the level of reimbursement will be adequate. Coverage and reimbursement may impact the demand for, or the price of, any product candidate for which we obtain marketing approval. If coverage and reimbursement are not available or are available only at limited levels, we may not be able to successfully commercialize any product candidate for which we obtain marketing approval.

Additionally, the regulations that govern regulatory approvals, pricing and reimbursement for new drugs and therapeutic biologics vary widely from country to country. Some countries require approval of the sale price of a drug or therapeutic biologic before it can be marketed. In many countries, the pricing

Risk factors

review period begins after marketing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain regulatory approval for a product in a particular country, but then be subject to price regulations that delay our commercial launch of the product, possibly for lengthy time periods and negatively impact the revenues we are able to generate from the sale of the product in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more product candidates, even if our product candidates obtain regulatory approval.

We are subject to U.S. and foreign anti-corruption and anti-money laundering laws with respect to our operations and non-compliance with such laws can subject us to criminal and/or civil liability and harm our business.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, and possibly other state and national anti-bribery and anti-money laundering laws in countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, third- party intermediaries, joint venture partners and collaborators from authorizing, promising, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector. We interact with officials and employees of government agencies and government-affiliated hospitals, universities, and other organizations. In addition, we may engage third-party intermediaries to promote our clinical research activities abroad and/or to obtain necessary permits, licenses, and other regulatory approvals. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize or have actual knowledge of such activities.

In connection with this offering, we will adopt a Code of Business Conduct and Ethics, which will be effective upon the completion of this offering, and expect to prepare and implement policies and procedures to ensure compliance with such code. The Code of Business Conduct and Ethics mandates compliance with the FCPA and other anti-corruption laws applicable to our business throughout the world. However, we cannot assure you that our employees and third-party intermediaries will comply with this code or such anti-corruption laws. Noncompliance with anti- corruption and anti-money laundering laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and/or debarment from contracting with certain persons, the loss of export privileges, reputational harm, adverse media coverage, and other collateral consequences. If any subpoenas, investigations, or other enforcement actions are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations and financial condition could be materially harmed. In addition, responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense and compliance costs and other professional fees. In certain cases, enforcement authorities may even cause us to appoint an independent compliance monitor which can result in added costs and administrative burdens.

Comprehensive tax reform bills could adversely affect our business and financial condition.

The U.S. government is in the process of enacting comprehensive tax legislation that includes significant changes to the taxation of business entities. These changes include, among others, (i) a permanent reduction to the corporate income tax rate, (ii) a partial limitation on the deductibility of business interest expense, (iii) a shift of the U.S. taxation of multinational corporations from a tax on worldwide

Risk factors

income to a territorial system (along with certain rules designed to prevent erosion of the U.S. income tax base) and (iv) a one-time tax on accumulated offshore earnings held in cash and illiquid assets, with the latter taxed at a lower rate. Notwithstanding the reduction in the corporate income tax rate, the overall impact of this tax reform is uncertain, and our business and financial condition could be adversely affected. This prospectus does not discuss any such tax legislation or the manner in which it might affect purchasers of our common stock. We urge our stockholders to consult with their legal and tax advisors with respect to any such legislation and the potential tax consequences of investing in our common stock.

RISKS RELATED TO OUR COMMON STOCK AND THIS OFFERING

Our quarterly operating results may fluctuate significantly or may fall below the expectations of investors or securities analysts, each of which may cause our stock price to fluctuate or decline.

We expect our operating results to be subject to quarterly fluctuations. Our net loss and other operating results will be affected by numerous factors, including:

➢	variations in the level of expense related to the ongoing development of our product candidates or future development programs;

➢	results of clinical trials, or the addition or termination of clinical trials or funding support by us, or existing or future partners or licensing partners;

➢	our execution of any additional collaboration, licensing or similar arrangements, and the timing of payments we may make or receive under existing or future arrangements or the termination or modification of any such existing or future arrangements;

➢	any intellectual property infringement, misappropriation or violation lawsuit or opposition, interference or cancellation proceeding in which we may become involved;

➢	additions and departures of key personnel;

➢	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

➢	if any of our product candidates receives regulatory approval, the terms of such approval and market acceptance and demand for such product candidates;

➢	regulatory developments affecting our product candidates or those of our competitors; and

➢	changes in general market and economic conditions.

If our quarterly operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Furthermore, any quarterly fluctuations in our operating results may, in turn, cause the price of our stock to fluctuate substantially. We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

Our stock price may be volatile and purchasers of our common stock could incur substantial losses.

Our stock price is likely to be volatile. As a result of this volatility, investors may not be able to sell their common stock at or above the initial public offering price. The market price for our common stock may

Risk factors

be influenced by many factors, including the other risks described in this section of the prospectus titled “Risk factors” and the following:

➢	our ability to advance our product candidates into the clinic;

➢	results of preclinical studies and clinical trials of our product candidates, or those of our competitors or our existing or future partners;

➢	regulatory or legal developments in the United States and other countries, especially changes in laws or regulations applicable to our products;

➢	the success of competitive products or technologies;

➢	introductions and announcements of new products by us, our future commercialization partners, or our competitors, and the timing of these introductions or announcements;

➢	actions taken by regulatory agencies with respect to our products, clinical trials, manufacturing process or sales and marketing terms;

➢	actual or anticipated variations in our financial results or those of companies that are perceived to be similar to us;

➢	the success of our efforts to acquire or in-license additional technologies, products or product candidates;

➢	developments concerning any future collaborations, including, but not limited to, those with our sources of manufacturing supply and our commercialization partners;

➢	market conditions in the pharmaceutical and biotechnology sectors;

➢	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

➢	developments or disputes concerning patents or other proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our products;

➢	our ability or inability to raise additional capital and the terms on which we raise it;

➢	the recruitment or departure of key personnel;

➢	changes in the structure of healthcare payment systems;

➢	actual or anticipated changes in earnings estimates or changes in stock market analyst recommendations regarding our common stock, other comparable companies or our industry generally;

➢	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;

➢	fluctuations in the valuation of companies perceived by investors to be comparable to us;

➢	announcement and expectation of additional financing efforts;

➢	speculation in the press or investment community;

➢	trading volume of our common stock;

➢	sales of our common stock by us or our stockholders;

➢	the concentrated ownership of our common stock;

➢	changes in accounting principles;

Risk factors

➢	terrorist acts, acts of war or periods of widespread civil unrest;

➢	natural disasters and other calamities; and

➢	general economic, industry and market conditions.

In addition, the stock markets in general, and the markets for pharmaceutical, biopharmaceutical and biotechnology stocks in particular, have experienced extreme volatility that has been often unrelated to the operating performance of the issuer. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance.

You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

If you purchase common stock in this offering, assuming a public offering price of $                 per share, the midpoint of the range set forth on the cover of this prospectus, you will incur immediate and substantial dilution of $                 per share, representing the difference between the assumed initial public offering price of $                 per share and our pro forma net tangible book value per share as of December 31, 2017 after giving effect to this offering and the conversion of all outstanding shares of our preferred stock upon the closing of this offering and the net exercise of a warrant to purchase 900 shares of our common stock into shares of our common stock. Moreover, we issued options, restricted stock unit, or RSU, awards and warrants in the past to acquire common stock at prices significantly below the assumed initial public offering price. As of December 31, 2017, there were 2,164,056 shares of common stock subject to outstanding options, 17,605 shares subject to outstanding RSUs, and 669,257 shares of common stock subject to outstanding warrants. Subsequent to December 31, 2017, we granted RSUs for 551,143 shares of our common stock. To the extent that any of these outstanding securities are ultimately exercised or settled, you will incur further dilution.

The future issuance of equity or of debt securities that are convertible into equity will dilute our share capital.

We may choose to raise additional capital in the future, depending on market conditions, strategic considerations and operational requirements. To the extent that additional capital is raised through the issuance of shares or other securities convertible into shares, our stockholders will be diluted. Future issuances of our common stock or other equity securities, or the perception that such sales may occur, could adversely affect the trading price of our common stock and impair our ability to raise capital through future offerings of shares or equity securities. No prediction can be made as to the effect, if any, that future sales of common stock or the availability of common stock for future sales will have on the trading price of our common stock.

An active trading market for our common stock may not develop.

Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined through negotiations with the underwriters. Although we have applied to list our common stock on The Nasdaq Global Market, an active trading market for our shares may never develop or be sustained following this offering. If an active market for our common stock does not develop, it may be difficult for you to sell shares you purchase in this offering without depressing the market price for the shares or at all.

Because our management will have flexibility in allocating the net proceeds from this offering, you may not agree with how we use them and the proceeds may not be invested successfully.

We intend to use the net proceeds to us from this offering to discover new product candidates, fund preclinical and clinical development activities, continued investment in our technology platforms, further

Risk factors

our business development efforts, and for working capital and general corporate purposes, as well as potential acquisition or in-licensing and collaboration activities, and therefore, our management will have flexibility in allocating the offering proceeds. Accordingly, you will be relying on the judgment of our management with regard to the allocation of these net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being allocated appropriately. It is possible that the proceeds will be invested in a way that does not yield a favorable, or any, return for our company.

If securities or industry analysts do not publish research or reports about our company, or if they issue an adverse or misleading opinion regarding our stock, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no or few securities or industry analysts commence coverage of our company, the trading price for our common stock would be negatively impacted. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model, our intellectual property or our common stock performance, or if our target studies and operating results fail to meet the expectations of the analysts, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Based on the beneficial ownership of our common stock as of March 31, 2018, after this offering, our executive officers and directors, together with holders of 5% or more of our outstanding common stock before this offering and their respective affiliates, will beneficially own approximately                 % of our outstanding common stock upon the closing of this offering (based on the assumed initial public offering price of $                per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and assuming no exercise of the underwriters’ option to purchase additional shares and no exercise or settlement of other outstanding securities other than cashless exercise of a warrant to acquire 900 shares of our common stock), which does not take into account any potential participation by such parties in the offering. See “Certain relationships and related party transactions—Participation in this offering.” As a result, these stockholders, if acting together, will continue to have significant influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets and any other significant corporate transaction. The interests of these stockholders may not be the same as or may even conflict with your interests. For example, these stockholders could delay or prevent a change of control of our company, even if such a change of control would benefit our other stockholders, which could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company or our assets and might affect the prevailing market price of our common stock. The significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors’ perception that conflicts of interest may exist or arise.

Risk factors

Ian Chan and Eugene Chan will beneficially own approximately          % of our common stock after completion of this offering and will be able to control or significantly influence corporate actions, which may result in Messrs. Chan taking actions contrary to the desires of our other stockholders.

We have historically been controlled and managed by our two brother co-founders, Ian Chan, our chief executive officer, and Eugene Chan, our vice chairman. As of March 31, 2018, Ian Chan and Eugene Chan together beneficially owned approximately 49.6% of our outstanding voting stock. Following this offering, Ian Chan and Eugene Chan will together beneficially own approximately      % of our common stock and will be able to control or significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of Ian Chan and Eugene Chan may not always coincide with the interests of other stockholders, and they may take actions that advance their personal interests and are contrary to the desires of our other stockholders.

We are an “emerging growth company” and our election of reduced reporting requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including (1) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, or Section 404, (2) reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements and (3) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In addition, as an emerging growth company, we are only required to provide two years of audited financial statements and two years of selected financial data in this prospectus. We could be an emerging growth company for up to five years following the completion of this offering, although circumstances could cause us to lose that status earlier, including if we are deemed to be a “large accelerated filer,” which occurs when the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30, or if we have total annual gross revenue of $1.07 billion or more during any fiscal year before that time, in which cases we would no longer be an emerging growth company as of the following December 31, or if we issue more than $1.0 billion in non-convertible debt during any three-year period before that time, in which case we would no longer be an emerging growth company immediately. Even after we no longer qualify as an emerging growth company, we could still qualify as a “smaller reporting company,” which would allow us to take advantage of many of the same exemptions from disclosure requirements including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our share price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards and, therefore, will not be subject to the same new or revised accounting standards as other public companies that comply with the public company effective dates. However, if we later decide to opt out of the extended period for adopting new accounting standards, we would need to disclose such decision and it would be irrevocable.

Risk factors

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we are no longer an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of The Nasdaq Global Market and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified members of our board of directors. However, these rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

We have identified material weaknesses in our internal control over financial reporting. If we are unable to successfully remediate these material weaknesses in our internal control over financial reporting, it could have an adverse effect on our company.

Although we are not currently required to comply with the SEC’s rules that implement Section 404, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose, we have nevertheless identified certain material weaknesses in our internal control over financial reporting. These material weaknesses include: (1) an ineffective control environment, including a lack of sufficient accounting personnel and personnel with financial reporting expertise; (2) ineffective risk assessment controls, including those policies and practices that would identify changes in our business practices, which could significantly impact our consolidated financial statements and system of internal controls; (3) ineffective controls procedures, including those related to segregation of duties as well as the identification and reporting of related party transactions; (4) ineffective information and communication controls, including disclosure controls and procedures; and (5) ineffective monitoring of controls related to the financial close and reporting process. Had we and our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with Section 404, additional control deficiencies may have been identified by management or our independent registered public accounting firm, and those control deficiencies could have also represented one or more material weaknesses.

In an effort to remediate these material weaknesses, we established an audit committee, adopted policies to add appropriate oversight and segregate duties related to accounting and purchasing decisions, implemented new accounting software, and formal policies and procedures surrounding our financial close process, general ledger, and financial reporting. We intend to further develop and document necessary policies and procedures regarding our internal control over financial reporting such that we are able to perform a Section 404 analysis of our internal control over financial reporting when and as required following the completion of this offering. For example, we are in the process of recruiting a senior level finance professional to provide needed levels of expertise in our internal accounting function. We also intend to leverage a third-party accounting firm to further develop, and document necessary

Risk factors

policies and procedures, regarding our internal control over financial reporting. We cannot assure you that these measures will significantly improve or remediate the material weakness described above. We also cannot assure you that we have identified all or that we will not in the future have additional material weaknesses. Accordingly, material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting for purposes of our attestation when required by reporting requirements under the Exchange Act or Section 404 after this offering. If we are not able to remedy these material weaknesses in our internal control over financial reporting, or if we have additional material weaknesses in our internal control over financial reporting in the future, it could have an adverse effect on our company. Further, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm.

To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we continue to have material weaknesses, or identify one or more material weaknesses in the future, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, if we are not able to continue to meet these requirements, we may not be able to remain listed on The Nasdaq Global Market.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

We may incur significant costs from class action litigation due to our expected stock volatility.

Our stock price may fluctuate for many reasons, including as a result of public announcements regarding the progress of our development efforts for our product candidates or the development efforts of future partners or competitors, the addition or departure of our key personnel, variations in our quarterly operating results and changes in market valuations of biopharmaceutical and biotechnology companies. This risk is especially relevant to us because biopharmaceutical and biotechnology companies have experienced significant stock price volatility in recent years. When the market price of a stock has been volatile as our stock price may be, holders of that stock have occasionally brought securities class action litigation against the company that issued the stock. If any of our stockholders were to bring a lawsuit of this type against us, even if the lawsuit is without merit, we could incur substantial costs defending the lawsuit. The lawsuit could also divert the time and attention of our management.

Risk factors

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our company, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our amended and restated certificate of incorporation and our amended and restated bylaws may delay or prevent an acquisition of our company or a change in our management. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team. These provisions include:

➢	a prohibition on actions by our stockholders by written consent;

➢	a requirement that special meetings of stockholders, which our company is not obligated to call more than once per calendar year, be called only by the chairman of our board of directors, our chief executive officer, or our board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors;

➢	advance notice requirements for election to our board of directors and for proposing matters that can be acted upon at stockholder meetings;

➢	division of our board of directors into three classes, serving staggered terms of three years each; and

➢	the authority of the board of directors to issue preferred stock with such terms as the board of directors may determine.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, as amended, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. These provisions would apply even if the proposed merger or acquisition could be considered beneficial by some stockholders.

Our amended and restated bylaws designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated bylaws provide that, subject to limited exceptions, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law, as amended, our amended and restated certificate of incorporation or our amended and restated bylaws, any action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws or any other action asserting a claim against us that is governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions of our amended and restated certificate of incorporation described above. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with

Risk factors

us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

Our ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited.

Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, if a corporation undergoes an “ownership change” (generally defined as a greater than 50 percentage points change (by value) in the ownership of its equity over a rolling three-year period), the corporation’s ability to use its pre-change net operating loss carryforwards and certain other pre-change tax attributes to offset its post-change income and taxes may be limited.

We may have experienced such ownership changes in the past, and we may experience ownership changes in the future as a result of this offering or subsequent shifts in our stock ownership, some of which are outside of our control. As of December 31, 2017, we had federal net operating loss carryforwards of approximately $23.9 million, and our ability to utilize those net operating loss carryforwards could be limited by an “ownership change” as described above, which could result in increased tax liability to our company.

Special note regarding forward-looking statements

This prospectus contains certain forward-looking statements that involve risks and uncertainties. These forward-looking statements reflect our current views with respect to, among other things, future events and our financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “might,” “should,” “could,” “predict,” “potential,” “believe,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “would,” “annualized” and “outlook,” or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, estimates and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.

A number of important factors could cause our actual results to differ materially from those indicated in these forward-looking statements, including those factors identified in “Risk factors” or “Management’s discussion and analysis of financial condition and results of operations” or the following:

➢	the initiation, timing, progress and results of our research and development programs, preclinical studies, any clinical trials and IND, Clinical Trial Application, BLA, and other regulatory submissions;

➢	our receipt and timing of any milestone payments or royalties under any existing or future research collaboration and license agreements or arrangements;

➢	our expectations regarding the activity of our product candidates once administered in a human subject;

➢	our expectations and beliefs regarding the evolution of the market for cancer therapies and development of the immuno-oncology industry;

➢	our ability to identify and develop products for novel cancer targets;

➢	our dependence on existing and future collaborators for developing, obtaining regulatory approval for and commercializing product candidates in the collaboration;

➢	our ability to identify and develop product candidates for treatment of additional disease indications;

➢	our or an existing or future collaborator’s ability to obtain and maintain regulatory approval of any of our product candidates;

➢	the rate and degree of market acceptance of any approved product candidates;

➢	the commercialization of any approved product candidates;

➢	our ability to establish and maintain collaborations and retain commercial rights for our product candidates in the collaborations;

➢	the implementation of our business model and strategic plans for our business, technologies, and product candidates;

➢	our estimates of our expenses, ongoing losses, future revenue, and capital requirements;

➢	our ability to obtain additional funds for our operations;

Special note regarding forward-looking statements

➢	our or any existing or future collaborator’s ability to obtain and maintain intellectual property protection for our technologies and product candidates and our ability to operate our business without infringing the intellectual property rights of others;

➢	our reliance on third parties to conduct our preclinical studies or any future clinical trials;

➢	our reliance on third-party supply and manufacturing partners to supply the materials and components for, and manufacture, our research and development, preclinical and clinical trial product supplies;

➢	our ability to attract and retain qualified key management and technical personnel;

➢	our use of net proceeds to us from this offering;

➢	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act;

➢	our financial performance; and

➢	developments relating to our competitors or our industry.

The foregoing factors should not be considered exhaustive and should be read together with the other cautionary statements included in this prospectus. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required under federal securities laws.

This prospectus also contains estimates, projections and other information concerning our industry, our business and the markets for certain drugs and therapeutic biologics, including data regarding the estimated size of those markets, their projected growth rates and the incidence of certain medical conditions. Information that is based on estimates, forecasts, projections or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances reflected in this information. Unless otherwise expressly stated, we obtained these industry, business, market and other data from reports, research surveys, studies and similar data prepared by third parties, industry, medical and general publications, government data and similar sources. In some cases, we do not expressly refer to the sources from which these data are derived.

Statistical data and market information

This prospectus contains estimates, projections and other statistical data made by independent parties and by us relating to market size and growth, the incidence of certain medical conditions and other industry data or sector information. These data, to the extent they contain estimates or projections, involve a number of assumptions and limitations, and you are cautioned not to give undue weight to any such estimates or projections. Industry publications and other reports we have obtained from independent parties generally state that the data and other information contained in these publications or other reports have been obtained in good faith or from sources considered to be reliable, but they do not guarantee the accuracy or completeness of such data or information and we have not independently verified them. The industry in which we operate is subject to risks and uncertainties due to a variety of factors, including those described in the “Risk factors” section of this prospectus. These and other factors could cause results to differ materially from those expressed in these publications and reports.

Use of proceeds

We estimate that our net proceeds from the sale of the shares of common stock will be approximately $      million, based upon the assumed initial public offering price of $      per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full, we estimate that we will receive net proceeds from this offering of approximately $      million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $                  increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) our net proceeds from this offering by approximately $      million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts, commissions and estimated offering expenses. Each increase (decrease) of      shares in the number of shares offered by us would increase (decrease) the net proceeds from this offering by approximately $                  million, based upon the assumed initial public offering price of $    per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our financial flexibility, create a public market for our common stock and facilitate our access to the public equity markets. We currently intend to use the net proceeds from this offering, together with our existing cash resources to fund preclinical and clinical development activities, continued investment in our technology platforms, further our business development efforts and for working capital and other general corporate purposes.

This expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions. We have not determined the amounts we may spend on any of the items listed above or the timing of these expenditures. The amounts and timing of our actual use of net proceeds will vary depending on numerous factors, including: our ability to enter into new strategic partnerships and collaborations and the frequency with which we execute these new strategic arrangements; the timing and amounts of cash received as upfront or milestone payments, reimbursement of our research and development services, the status and results of ongoing research and development, and the timing and amount of capital investments we may be obligated to make in affiliated entities. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering. We may find it necessary or advisable to use the net proceeds from this offering for other purposes, and we will have broad discretion in the application of net proceeds. Although we may use a portion of the net proceeds of this offering for the acquisition or licensing, as the case may be, of additional technologies, other assets or businesses, we have no current understandings, agreements or commitments to do so.

Although it is difficult to predict future liquidity requirements, we believe that our existing cash and cash equivalents and cash expected to be received from our current collaborators will be sufficient to fund our operations for at least the next 12 months.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments, certificates of deposit and direct or guaranteed obligations of the U.S. government.

Dividend policy

We have never declared or paid cash dividends on our common stock and we do not intend to pay any cash dividends on our common stock for the foreseeable future. We currently intend to retain future earnings, if any, for use in the operation of our business and to fund future growth. Any future determination related to our dividend policy will be made at the discretion of our board of directors in light of conditions then-existing, including factors such as our results of operations, financial condition and requirements, business conditions and covenants under any applicable contractual arrangements.

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2017 on:

➢	an actual basis;

➢	on a pro forma basis to reflect:

○	the conversion of all of our outstanding shares of our preferred stock into an aggregate of 7,979,934 shares of our common stock immediately prior to completion of this offering;

○	the net exercise of an outstanding warrant to purchase 900 shares of our common stock stock upon effectiveness of the registration statement of which this prospectus forms a part, resulting in the issuance of shares of our common stock, assuming an initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus; and

○	the filing and effectiveness of our amended and restated certificate of incorporation, which will occur in connection with the completion of this offering; and

➢	a pro forma as adjusted basis, to reflect:

○	the pro forma adjustments set forth above; and

○	the sale and issuance of shares of our common stock by us in this offering, based upon the assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with the section of this prospectus entitled “Management’s discussion and analysis of financial condition and results of operations” and our financial statements and related notes included elsewhere in this prospectus.

	December 31, 2017
	Actual	Pro forma	Pro forma as adjusted(1)
	(In thousands, except share and per share data)
Cash and cash equivalents	$14,523	$	$

Debt obligations, current and long-term	$0
Redeemable convertible preferred stock, $.001 par value; authorized 8,833,276 shares, issued and outstanding 5,347,029 shares	35,767
Stockholders’ (deficit) equity:
Common stock, $.001 par value; authorized 58,833,276 shares, issued 11,947,776 shares, and outstanding 11,807,063 shares, actual; authorized shares, issued and outstanding, pro forma; authorized shares, issued and outstanding, pro forma as adjusted:	14
Treasury stock (140,713 shares at cost)......	(30)
Additional paid-in capital	6,496
Accumulated deficit	(28,945)

Total stockholders’ (deficit) equity	(22,465)

Total capitalization	$13,302

(footnotes on following page)

Capitalization

(1)	Each $ increase (decrease) in the assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) our cash and cash equivalents and total stockholders’ equity by approximately $ million, assuming that the number of shares of our common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of shares in the number of shares offered by us would increase (decrease) the amount of our cash and cash equivalents and total stockholders’ equity by approximately $ million, based upon the assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of our common stock to be outstanding after the completion of this offering excludes:

➢	2,164,056 shares of our common stock, with a per share weighted-average exercise price of $2.69, issuable upon exercise of stock options, and 17,605 shares of our common stock issuable upon vesting of RSU awards, outstanding as of December 31, 2017 under the 2014 Plan;

➢	1,318,339 shares of our common stock reserved for issuance pursuant to future awards under the 2014 Plan as of December 31, 2017 (which includes RSUs for 551,143 shares of our common stock granted subsequent to December 31, 2017);

➢	shares of common stock reserved for future issuance under the 2018 Plan, as well as any automatic increases in the number of shares of common stock reserved for issuance under this plan, which will become effective upon the execution of the underwriting agreement related to this offering; and

➢	shares of common stock reserved for future issuance under the ESPP, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan, which will become effective upon the execution of the underwriting agreement related to this offering.

Dilution

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

As of December 31, 2017, our historical net tangible book deficit was approximately $23.0 million, or $1.96 per share of common stock. Historical net tangible book deficit per share represents our total assets less deferred offering costs, less total liabilities, less preferred stock, and less noncontrolling interest divided by the number of our outstanding shares of common stock.

As of December 31, 2017, our pro forma net tangible book value was approximately $             million, or $             per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of December 31, 2017, assuming the conversion of all outstanding shares of our preferred stock into an aggregate of 7,979,934 shares of our common stock, which will occur immediately prior to completion of this offering, and the net exercise of an outstanding warrant to purchase 900 shares of our common stock stock upon effectiveness of the registration statement of which this prospectus forms a part, resulting in the issuance of             shares of our common stock, assuming an initial public offering price of $            per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus.

After giving further effect to the sale of            shares of our common stock in this offering, at the assumed initial public offering price of $            per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2017 would have been approximately $             million, or $              per share. This represents an immediate increase in pro forma net tangible book value of $              per share to our existing stockholders and an immediate dilution of $              per share to investors purchasing shares in this offering, which does not take into account any potential participation by certain existing stockholders in the offering. See “Certain relationships and related party transactions—Participation in this offering.”

The following table illustrates this dilution:

Assumed initial public offering price per share		$
Historical net tangible book (deficit) per share as of December 31, 2017	$(1.96)
Pro forma increase in net tangible book value per share

Pro forma net tangible book value per share as of December 31, 2017
Increase in pro forma net tangible book value per share attributable to investors purchasing shares in this offering

Pro forma net tangible book value, as adjusted to give effect to this offering

Dilution in pro forma net tangible book value per share to investors purchasing shares in this offering		$

A $            increase (decrease) in the assumed initial public offering price of $            per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value by approximately $            per

Dilution

share and the dilution per share to new investors in this offering by $              per share, assuming the number of shares of our common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a             increase (decrease) in the number of shares of our common stock offered by us would increase (decrease) our pro forma as adjusted net tangible book value by approximately $            per share and decrease (increase) the dilution per share to new investors in this offering by $            per share, assuming the assumed initial public offering price of $            per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value per share of our common stock would be $            per share, and the dilution in pro forma net tangible book value per share to investors purchasing shares in this offering would be $            per share.

The following table summarizes, on a pro forma as adjusted basis as of December 31, 2017, the difference between existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid, before deducting estimated underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders(1)			%	$		%	$
Investors purchasing shares in this offering

Total		100.0%		$	100.0%

(1)	Certain of our existing stockholders have indicated an interest in purchasing an aggregate of up to $ million in shares of our common stock in this offering at the initial public offering price. The presentation in this table regarding ownership by existing stockholders does not give effect to any purchases in this offering by such stockholders.

A $            increase (decrease) in the assumed initial public offering price of $            per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors and total consideration paid by all stockholders by approximately $            million, assuming that the number of shares of our common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Similarly, a              increase (decrease) in the number of shares of our common stock offered by us would increase (decrease) the shares purchased by new investors and total shares purchased by all stockholders by             , would increase (decrease) the percentage of shares purchased by new investors by     % , and would increase (decrease) the total consideration paid by new investors and total consideration paid by all stockholders by approximately $            million, assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Dilution

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares. If the underwriters exercise their option to purchase additional shares in full, our existing stockholders would own     % and our new investors would own     % of the total number of shares of our common stock outstanding upon completion of this offering, which does not take into account any potential participation by certain existing stockholders in the offering. See “Certain relationships and related party transactions—Participation in this offering.”

The number of shares of our common stock to be outstanding after the completion of this offering excludes:

➢	2,164,056 shares of our common stock, with a per share weighted-average exercise price of $2.69 issuable upon exercise of stock options, and 17,605 shares of our common stock issuable upon vesting of RSU awards, outstanding as of December 31, 2017 under the 2014 Plan;

➢	1,318,339 shares of our common stock reserved for issuance pursuant to future awards under the 2014 Plan as of December 31, 2017 (which includes RSUs for 551,143 shares of our common stock granted subsequent to December 31, 2017);

➢	shares of common stock reserved for future issuance under the 2018 Plan, as well as any automatic increases in the number of shares of common stock reserved for issuance under this plan, which will become effective upon the execution of the underwriting agreement related to this offering; and

➢	shares of common stock reserved for future issuance under the ESPP, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan, which will become effective upon the execution of the underwriting agreement related to this offering.

To the extent that any outstanding options to purchase shares of our common stock or new RSUs or other awards are granted under our equity compensation plans, there will be further dilution to investors participating in this offering.

Selected historical consolidated financial data

The following selected statements of operations data for the years ended December 31, 2016 and 2017 and the balance sheet data as of December 31, 2017 have been derived from our audited financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of our future results to be expected for the year ending December 31, 2018, or any other period. You should read the following selected financial data in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and our financial statements and related notes included elsewhere in this prospectus.

Statements of operations data:	Year ended December 31,
	2016	2017
	(In thousands, except share and per share data)
Revenue	$1,685	$2,201

Cost of revenue	1,713	1,525
Research and development expense	1,128	6,103
General and administrative expense	4,220	6,930

Total cost of revenue and operating expenses	7,061	14,558

Loss from operations	(5,376)	(12,357)

Other income/expenses
Interest expense	(69)	—
Loss on conversion of debt	(693)	—
Interest income	29	31

Other income (expense), net	(733)	31

Net loss	$(6,109)	$(12,326)

Net loss per share — basic and diluted(1)	$(0.52)	$(1.05)
Weighted-average common shares outstanding — basic and diluted(1)	11,637,794	11,766,258

(1)	See Note 3 to our financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted net loss per share and the weighted-average number of shares used in the computation of the per share amounts.

Balance sheet data:	As of December 31, 2017
Cash and cash equivalents	$14,523
Working capital	12,343
Total assets	17,141
Redeemable convertible preferred stock	35,767
Total stockholders’ deficit	22,465

Management’s discussion and analysis of financial condition and results of operations

You should read the following discussion and analysis of our financial condition and results of operations together with “Selected historical consolidated financial data” and the consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed in “Risk factors” and in other parts of this prospectus.

OVERVIEW

We are a biotechnology company dedicated to developing next-generation antibody therapeutics to improve the lives of patients with severe and life-threatening diseases. We are initially focused on novel antibody constructs for immuno-oncology, ophthalmology, and autoimmunity. By leveraging our proprietary DiversImmune and MultiMab antibody discovery and engineering platforms, we are developing a pipeline of potentially best-in-class antibodies, both independently and through collaborations with global pharmaceutical and research institutions. Our two lead product candidates, ABP-100 and ABP-201, feature our next generation tetravalent antibody format, or TetraBi antibody format, which binds to two different targets with two distinct binding sites per target. ABP-100 is designed to redirect a patient’s immune system to fight cancer by engaging T cells through co-targeting human epidermal growth factor receptor 2, or HER2, and cluster of differentiation 3, or CD3, T-cell co-receptor. We plan initially to develop ABP-100 for difficult to treat HER2+ solid tumors, focusing on orphan indications. ABP-201 is designed to block blood vessel formation and normalize damaged vessels through co-targeting vascular endothelial growth factor, or VEGF, and angiopoietin-2, or ANG-2. We plan to develop ABP-201 to treat vascular diseases of the eye, focusing on diabetic macular edema, or DME. We intend to follow these two lead product candidates with a broad pipeline of CD3-targeting T-cell engagers based on the differentiated format of ABP-100. We have exclusive licenses with worldwide commercialization rights to both ABP-100 and ABP-201, and expect to initiate clinical trials for ABP-100 in the first half of 2019 and for ABP-201 in the second half of 2019.

We do not currently have any product candidates in clinical trials or approved for sale, and we continue to incur significant research and development and general administrative expenses related to our operations. We are not profitable and have incurred losses in each year since our founding in 2004. Our net loss for the years ended December 31, 2016 and 2017 was $6.1 million and $12.3 million, respectively. As of December 31, 2016 and 2017, we had an accumulated deficit of $16.6 million and $28.9 million, respectively. We expect to continue to incur significant losses for the foreseeable future.

Regulatory agencies, including the FDA, regulate many aspects of a product candidate’s life cycle, including research and development and preclinical and clinical testing. We have product candidates that are still in research and preclinical development, which means that they have not yet been tested on humans. We will need to commit significant time and resources to develop these and additional product candidates. Many product candidates in human clinical trials fail to demonstrate the desired safety and efficacy characteristics. We are unable to provide the nature, timing, and estimated costs of the efforts necessary to complete the development of our product candidates because, among other reasons, we cannot predict with any certainty the pace of enrollment of our clinical trials, which is a function of many factors, including the availability and proximity of patients with the relevant condition.

We produce small-scale quantities of our antibodies and reagents for characterization, in vitro and in vivo preclinical assessment of product candidates at our Woburn, Massachusetts research and

Management’s discussion and analysis of financial condition and results of operations development facilities. We do not have, and we do not currently plan to acquire or develop, the infrastructure, facilities or capabilities to manufacture current Good Manufacturing Practices, or cGMP, bulk drug substance or filled drug product for use in human clinical trials. We intend to utilize third-party manufacturers such as contract manufacturing organizations, or CMOs, to produce, test and release cGMP bulk drug substance and drug product for our planned clinical trials. We expect to continue to rely on such third parties to manufacture clinical trial material for the foreseeable future.

COMPONENTS OF RESULTS OF OPERATIONS

Revenue

Our revenue to date has been primarily derived from short term client contracts for research and development services. We do not expect to generate any revenue from the sale of products for the foreseeable future. Such revenue, if any, will be generated only at such time as our product candidates have advanced through clinical development and regulatory approval. We expect that any revenue we do generate in the foreseeable future will fluctuate from year to year as a result of the timing and amount of milestones and other payments from our collaboration partners, and any future collaboration partners. Our revenue in 2017 was concentrated in two customers who comprised an aggregate of 81% of our total revenue.

Cost of revenue

Our cost of revenue consists primarily of labor, facilities, contractual services, and materials, that are incurred under our research and development services agreements. Our cost of revenue varies primarily as a function of the aggregate volume and scope of services that we are performing under our service revenue agreements.

Research and development expenses

Our research and development expenses consist primarily of costs incurred to conduct research, such as the discovery and development of our product candidates as well as the development of product candidates pursuant to our partnership and collaboration agreements. Research and development expenses include personnel costs, including stock-based compensation expense, third-party contractor services, laboratory materials and supplies, depreciation and maintenance of research equipment, and an allocation of related facilities costs. We expense research and development costs as they are incurred.

We expect our research and development expenses to increase substantially in absolute dollars in the future as we advance our product candidates into and through clinical trials and pursue regulatory approval of our product candidates. The process of conducting the necessary clinical research to obtain regulatory approval is costly and time-consuming. The actual probability of success for our product candidates may be affected by a variety of factors including: the safety and efficacy of our product candidates, early clinical data, investment in our clinical program, the ability of collaborators to successfully develop our licensed product candidates, competition, manufacturing capability, and commercial viability. We may never succeed in achieving regulatory approval for any of our product candidates. As a result of the uncertainties discussed above, we are unable to determine the duration and completion costs of our research and development projects or when and to what extent we will generate revenue from the commercialization and sale of our product candidates, if at all.

General and administrative expenses

General and administrative expenses include personnel costs, expenses for outside professional services, sales and marketing, and other allocated expenses. Personnel costs consist of salaries, bonuses, benefits

Management’s discussion and analysis of financial condition and results of operations and stock-based compensation. Outside professional services consist of legal, accounting and audit services and other consulting fees. Allocated expenses consist of rent expense related to our office and research and development facility. We expect to incur additional expenses as a public company, including expenses related to compliance with the rules and regulations of the Securities and Exchange Commission, and those of any national securities exchange on which our securities are traded, additional insurance expenses, investor relations activities, and other administrative and professional services. We also expect to increase our administrative headcount significantly to operate as a public company and as we advance our product candidates through clinical development, which will also increase our general and administrative expenses.

Interest income

Interest income primarily consists of interest income from our interest bearing cash and cash equivalents.

Interest expense

Interest expense primarily consists of interest costs related to outstanding borrowings under our loan agreements that were outstanding for a portion of 2016. We did not have any outstanding indebtedness at December 31, 2017.

RESULTS OF OPERATIONS

For the years ended December 31, 2016 and 2017

The following table summarizes our results of operations (in thousands):

	Year ended December 31,
	2016	2017
Revenue	$1,685	$2,201

Cost of revenue	1,713	1,525
Research and development expense	1,128	6,103
General and administrative expense	4,220	6,930

Total cost of revenue and operating expenses	7,061	14,558

Loss from operations	(5,376)	(12,357)

Other income/expenses
Interest expense	(69)	—
Loss on conversion of debt	(693)	—
Interest income	29	31

Other income (expense), net	(733)	31

Net loss	$(6,109)	$(12,326)

Revenue

Revenue was $1.7 million and $2.2 million for the years ended December 31, 2016 and 2017, respectively, which increased due to increased research and development service work.

Management’s discussion and analysis of financial condition and results of operations

Cost of revenue

Total cost of revenue expense was $1.7 million and $1.5 million for the years ended December 31, 2016 and 2017, respectively, which decreased slightly as we changed our focus to our own internal product pipeline.

Research and development expense

Research and development expense was $1.1 million and $6.1 million for the years ended December 31, 2016 and 2017, respectively, which reflected the increase in our headcount as we began focusing on developing our product candidate pipeline.

General and administrative expense

General and administrative expense was $4.2 million and $6.9 million for the years ended December 31, 2016 and 2017, respectively, and increased primarily due to changes in our personnel and preparation for this offering.

Net loss

For the foregoing reasons, we had a net loss of $6.1 million and $12.3 million for the years ended December 31, 2016 and 2017, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Sources of liquidity

As of December 31, 2017, we had cash and cash equivalents of $14.5 million, and an accumulated deficit of $28.9 million. We have financed our operations primarily through sales of our convertible preferred securities and through customer agreements.

Plan of operation and future funding requirements

We use our cash primarily to fund operating expenses, primarily research and development expenditures. We plan to increase our research and development expenses for the foreseeable future as we continue the preclinical development and move into clinical development of our product candidates. At this time, due to the inherently unpredictable nature of preclinical and clinical development and given the early stage of our product candidates, we cannot reasonably estimate the costs we will incur and the timelines that will be required to complete development, obtain marketing approval, and commercialize our current product candidates or any future product candidates, if at all. For the same reasons, we are also unable to predict when, if ever, we will generate revenue from product sales or whether, or when, if ever, we may achieve profitability. Clinical and preclinical development timelines, the probability of success, and development costs can differ materially from expectations. In addition, we cannot forecast which product candidates may be subject to future collaborations, when such arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

Due to our significant research and development expenditures, we have generated substantial operating losses in each period since inception. We expect to incur substantial additional losses in the future as we

Management’s discussion and analysis of financial condition and results of operations expand our research and development activities. Based on our research and development plans, we expect that the net proceeds from this offering, together with our existing cash and cash equivalents will be sufficient to fund our operations through                             . We have based this estimate on assumptions that may prove to be wrong, however, and we could use our capital resources sooner than we expect.

The timing and amount of our operating expenditures will depend largely on:

➢	the timing and progress of preclinical and clinical development activities;

➢	the number and scope of preclinical and clinical programs we decide to pursue;

➢	the progress of the development efforts of parties with whom we have entered or may in the future enter into collaborations and research and development agreements;

➢	the timing and amount of milestone payments we may receive under our collaboration agreements;

➢	our ability to maintain our current licenses and research and development programs and to establish new collaboration arrangements;

➢	the costs involved in prosecuting and enforcing patent and other intellectual property claims;

➢	the cost and timing of regulatory approvals; and

➢	our efforts to enhance operational systems and hire additional personnel, including personnel to support development of our product candidates and satisfy our obligations as a public company.

Until such time, if ever, as we can generate substantial revenue from product sales, we expect to fund our operations and capital funding needs through equity and/or debt financing. We may also consider entering into additional collaboration arrangements or selectively partnering for clinical development and commercialization. The sale of additional equity would result in additional dilution to our stockholders. The incurrence of debt financing would result in debt service obligations and the instruments governing such debt could provide for operating and financing covenants that would restrict our operations or our ability to incur additional indebtedness or pay dividends, among other items. If we are not able to secure adequate additional funding, we may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, and/or suspend or curtail planned programs. Any of these actions could materially and adversely affect our business, financial condition, results of operations and prospects.

CASH FLOWS

The following table summarizes our cash flows for the periods indicated (in thousands):

	Year ended December 31,
	2016	2017
Net cash used in operating activities	$(4,880)	(9,473)
Net cash used in investing activities	(108)	(752)
Net cash provided by financing activities	11,932	17,673

Net increase in cash and cash equivalents	$6,944	$7,448

Management’s discussion and analysis of financial condition and results of operations

Cash flows from operating activities

In 2016, we used $4.9 million of cash in operating activities, which consisted of a net loss of $6.1 million adjusted by non-cash charges of $2.0 million, adjusted by a net change of $0.7 million in our net operating assets. In 2017, we used $9.5 million of cash in operating activities, which consisted of a net loss of $12.3 million adjusted by non-cash charges of $2.5 million, adjusted by a net change of $0.4 million in our net operating assets. The non-cash charges primarily consist of stock-based compensation as we hired additional employees and granted equity compensation in connection therewith as part of our focus on developing our own product candidates. In 2016, non-cash charges also include a loss on conversion of debt into preferred stock, while in 2017, such charges also reflect the issuance of common stock to licensing partners in exchange for intellectual property as we entered into licensing agreements as we shifted our focus to our product pipeline. The change in our net operating assets and liabilities was primarily due to the payoff of a tax obligation in 2016, and an increase in deferred revenue associated with a licensing agreement, as well as increased accounts payable, partially offset by changes in our prepaid expenses and other assets.

Cash flows from investing activities

We used $0.1 million and $0.8 million of cash in investing activities during the years ended December 31, 2016 and 2017, respectively, which consisted of capital expenditures to purchase property and equipment.

Cash flows from financing activities

In 2016 and 2017, our financing activities provided $11.9 million and $17.7 million of cash, respectively, primarily consisting of proceeds from the issuances of Series C and Series D convertible preferred stock.

OFF-BALANCE SHEET ARRANGEMENTS

We have not entered into any off-balance sheet arrangements.

CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations as of December 31, 2017 (in thousands):

	Less than 1 year(1)	1 to 3 years	3 to 5 years	More than 5 years	Total(1)
Operating lease obligations	$594	$991	$342	$—	$1,927

Total	$594	$991	$342	$—	$1,927

(1)	This table does not include up to $2.1 million of bonuses payable contingent upon completion of this offering.

We have also entered into license and collaboration agreements with various third parties in the normal course of business. We have not included these future payments in the table of contractual obligations above because the contracts are cancellable at any time by us, generally upon 30 to 90 days prior written notice. The payment obligations under these license and collaboration agreements are contingent upon future events such as our achievement of specified development, regulatory, and commercial milestones, or royalties on net product sales. As of December 31, 2016 and 2017, the aggregate maximum amount of milestone payments we could be required to make under our then-existing license and collaboration

Management’s discussion and analysis of financial condition and results of operations agreements was $244.0 million and $300.4 million, respectively. As of December 31, 2016 and 2017, we were unable to estimate the timing or likelihood of achieving these milestones or generating future product sales. See Note 6 of the notes to our audited consolidated financial statements for the years ended December 31, 2016 and 2017 included elsewhere in this prospectus.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP. The preparation of these financial statements requires our management to make judgments and estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenue generated and expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these judgments and estimates under different assumptions or conditions and any such differences may be material. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Revenue recognition

We recognize revenue for customer service arrangements to provide research and development services. We recognize revenue when the following criteria have been met: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred and risk of loss has passed; (iii) the seller’s price to the buyer is fixed or determinable; and (iv) collectability is reasonably assured.

Revenue is generally evidenced by client contracts, which range in duration from a few weeks to multiple months. Such contracts typically do not contain acceptance provisions. We generally recognize revenue as services are performed, based upon rates specified in the contract. In cases where performance spans multiple accounting periods, revenue is recognized as services are performed, measured on a proportional-performance basis. Given the short duration of the arrangement and the level of effort to fulfill the obligations, we believe that ratable attribution over the expected duration of the arrangements reflects the best depiction of our efforts to deliver the services. Changes in estimated effort to complete the fixed fee contract are reflected in the period in which the change becomes known. To date, the only significant changes to the arrangements have historically been to terminate the arrangement when a viable target has not been identified. Changes to estimates have not been significant in the period presented.

Most contracts are terminable by the client, either immediately or upon notice. These contracts often require payment to us of expenses to wind down the project as well as any, fees earned to date. Such payments are included in revenues when earned but have not been material in the period presented.

We recognize any payment that is contingent upon the achievement of a substantive milestone entirely in the period in which the milestone is achieved. To date, our arrangements that include milestone billing are not considered to have substantive milestones. Any payments that are contingent upon achievement of a non-substantive milestone are recognized as revenue prospectively, when such payments become due and collectible, over the remaining expected performance period under the arrangement, which is generally the remaining period over which the research and development services are expected to be provided.

Management’s discussion and analysis of financial condition and results of operations

Multiple-element arrangements

We evaluate multiple-element arrangements to determine (i) the deliverables included in the arrangement and (ii) whether the individual deliverables represent separate units of accounting or whether they must be accounted for as a combined unit of accounting. When deliverables are separable, we allocate consideration received to the separate units of accounting based on the relative selling price method and apply the appropriate revenue recognition principles to each unit. For arrangements that should be accounted for as a single unit of accounting, we must determine the period over which the performance obligations will be performed and revenue will be recognized. Significant management judgment is required in determining the period over which we expect to complete our performance obligations under an arrangement.

In the event that a deliverable does not represent a separate unit of accounting, we recognize revenue from the combined unit of accounting over the contractual or estimated performance period for the undelivered items, which is typically the term of our research and development obligations. Significant management judgment is required in determining the level of effort required under an arrangement and the period over which we expect to complete our performance obligations under an arrangement.

Stock-Based Compensation

We recognize compensation expense resulting from the issuance of share-based awards based on the grant date fair value of those awards in the consolidated statements of operations over the requisite service period. We calculate the fair value of options using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the use of numerous assumptions, including, among others, the expected life, volatility of the underlying equity security, a risk free interest rate and expected dividends. The use of different values by management in connection with these assumptions in the Black Scholes option pricing model could produce substantially different results.

Determination of Fair Value of Common Stock

As there has been no public market for our common stock to date, the estimated fair value of our common stock has been determined by our board of directors as of the date of each grant, with input from management, considering our most recently available third-party valuations of common stock and our board of directors’ assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. Third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

Our common stock valuations were prepared using either an option-pricing method, or OPM, or a probability-weighted expected return method, or PWERM, which used a combination of market approaches and an income approach to estimate our enterprise value. The OPM treats common securities and preferred securities as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution exceed the value of the preferred security liquidation preference at the time of the liquidity event, such as a strategic sale or a merger. The PWERM is a scenario-based methodology that estimates the fair value of the common stock based upon an analysis of future values for the company, assuming various outcomes. The common stock values are based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each

Management’s discussion and analysis of financial condition and results of operations class of securities. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the RSU awards and common stock. These third-party valuations resulted in a valuation of our common stock of $4.70 per share at December 31, 2016, $5.91 per share at April 14, 2017 and $7.42 at December 31, 2017.

In addition to considering the results of these third-party valuations, our board of directors considered various objective and subjective factors to determine the fair value of our common stock as of each grant date, including:

➢	The prices at which we sold shares of preferred stock and the superior rights and preferences of the preferred stock relative to our common stock at the time of each grant;

➢	The progress of our research and development programs, including the status and results of preclinical studies for our product candidates;

➢	Our stage of development and commercialization and our business strategy;

➢	External market conditions affecting the biopharmaceutical industry and trends within the biopharmaceutical industry;

➢	Our financial position, including cash on hand, and our historical and forecasted performance and operating results;

➢	The lack of an active public market for our common stock and our preferred stock;

➢	The likelihood of achieving a liquidity event, such as an initial public offering, or IPO, or sale of our company in light of prevailing market conditions; and

➢	The analysis of IPOs and the market performance of similar companies in the biopharmaceutical industry.

The assumptions underlying these valuations represented management’s best estimate, which involved inherent uncertainties and the application of management’s judgment. As a result, if we had used different assumptions or estimates, the fair value of our common stock and our stock-based compensation expense could have been materially different. In the period following the IPO, we will utilize our quoted stock price to measure the fair value of our common stock.

JOBS ACT ACCOUNTING ELECTION

We are an emerging growth company, as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected to avail ourselves of this exemption. As a result, our financial statements may not be comparable to other public companies that comply with public company effective dates. In the future, we may elect to opt out of the extended period for adopting new accounting standards. If we do so, we would need to disclose such decision and it would be irrevocable. We also intend to rely on other exemptions provided by the JOBS Act, including without limitation, providing an auditor’s attestation report on our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non- convertible debt during the prior three-year period.

Management’s discussion and analysis of financial condition and results of operations

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks in the ordinary course of our business. These risks primarily relate to interest rate risks. We had cash and cash equivalents of $7.1 million and $14.5 million as of December 31, 2016 and 2017, respectively, which consists entirely of interest-bearing and non-interest-bearing bank deposits. Such interest-earning instruments carry a degree of interest rate risk; however, historical fluctuations of interest income have not been significant. We are not currently exposed to significant market risk related to changes in foreign currency exchange rates; however, we may contract with foreign vendors that are located outside the United States in the future. This may subject us to fluctuations in foreign currency exchange rates in the future.

RECENT ACCOUNTING PRONOUNCEMENTS

For a description of recent accounting pronouncements, see Note 2 of the notes to our audited consolidated financial statements for the years ended December 31, 2016 and 2017 included elsewhere in this prospectus.

Mission

We are here to pioneer the next wave of modern medicines to treat the most significant diseases facing mankind today

Although mankind has made dramatic advances in fighting disease to date, some of the deadliest afflictions remain uncured, including cancer and autoimmune disorders. Since its inception, the biotechnology industry has played a major role in developing new therapies. Even though the first wave of therapies has been effective, a new era of modern medicine is now emerging. Recent discoveries have provided insights into how we can better utilize the immune system to fight disease the way nature intended, and new advances in bioengineering have provided ways to leverage the immune system to our advantage. We believe understanding the complex interactions between molecules and cells will provide the key to the next generation of breakthrough therapies. The world of treatment possibilities abounds with this knowledge and we are positioned to translate these findings into new medicines to better the human condition.

We have embarked on an ambitious mission to bring better health to the world and society.

We encourage you to join us on this mission.

Ian Chan	Eugene Chan, M.D.
Co-Founder of Abpro	Co-Founder of Abpro

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OVERVIEW

We are a biotechnology company dedicated to developing next-generation antibody therapeutics to improve the lives of patients with severe and life-threatening diseases. We are initially focused on novel antibody constructs for immuno-oncology, ophthalmology, and autoimmunity. By leveraging our proprietary DiversImmune and MultiMab antibody discovery and engineering platforms, we are developing a pipeline of potentially best-in-class antibodies, both independently and through collaborations with global pharmaceutical and research institutions. Our two lead product candidates, ABP-100 and ABP-201, feature our next generation tetravalent antibody format, or TetraBi antibody format, which binds to two different targets with two distinct binding sites per target. ABP-100 is designed to redirect a patient’s immune system to fight cancer by engaging T cells through co-targeting human epidermal growth factor receptor 2, or HER2, and cluster of differentiation 3, or CD3, T-cell co-receptor. We plan initially to develop ABP-100 for difficult to treat HER2+ solid tumors, focusing on orphan indications. ABP-201 is designed to block blood vessel formation and normalize damaged vessels through co-targeting vascular endothelial growth factor, or VEGF, and angiopoietin-2, or ANG-2. We plan to develop ABP-201 to treat vascular disease of the eye, focusing on diabetic macular edema, or DME. We intend to follow these two lead product candidates with a broad pipeline of CD3-targeting T-cell engagers based on the differentiated format of ABP-100. We have exclusive licenses with worldwide commercialization rights to both ABP-100 and ABP-201, and expect to initiate clinical trials for ABP-100 in the first half of 2019 and for ABP-201 in the second half of 2019.

DiversImmune is our antibody discovery platform that rapidly generates a diverse collection of proprietary antibodies against both clinically validated and novel targets that have been traditionally difficult to access. This provides us with high affinity and high specificity antibody building blocks with drug-like properties that we then use to engineer novel therapeutics. As validation of our DiversImmune platform, our technology has been used over the past 10 years to successfully generate antibodies for global pharmaceutical and research institutions against more than 300 different targets.

MultiMab is our engineering platform that provides us with the flexibility to combine these antibody building blocks in different combinations and orientations to rapidly create “fit for purpose” novel full-length multi-specific antibody constructs. Our antibody constructs, including our TetraBi antibody format, can potentially benefit patients with improved efficacy, better safety profiles, and more convenient dosing regimens relative to current standard-of-care therapies. Furthermore, in contrast to single-format bispecific antibody platforms that are only able to provide a single solution to different biological problems, our platform enables us to design a diverse suite of full-length multi-specific antibody formats to address new problems in medicine. Our approach is designed to result in therapeutic candidates with differentiated characteristics, including stronger binding affinity, greater potency, improved safety, more convenient dosing regimens and streamlined manufacturing processes.

ABP-100: Next generation T-cell engagers targeting HER2 and CD3 for HER2+ solid tumors

ABP-100	Key Characteristics of ABP-100

➢ Strong, bivalent binding to HER2 tumor antigen for increased efficacy

➢ Optimized position of CD3 binding domain for increased safety

➢ Mutations in Fc region for increased safety

➢ Natural antibody structure for improved dosing profile

➢ Symmetrical structure for efficient manufacturing

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Our lead product candidate, ABP-100, is a next generation immuno-oncology TetraBi antibody targeting HER2 and CD3 for the treatment of HER2+ solid tumors, including breast, gastric, and endometrial cancers. ABP-100 features two potent HER2 binding sites and is engineered to target tumor cells with both high and intermediate levels of HER2 expression. In addition, the placement of the CD3 binding domain in the middle, or hinge region, of the TetraBi antibody format is designed to result in a therapeutic candidate that selectively activates T cells only in the presence of tumor cells. By simultaneously targeting CD3, ABP-100 is designed to harness the power of the immune system by redirecting cytotoxic T cells to tumor tissue, potentially triggering a potent and durable anti-tumor immune response. In preclinical studies, ABP-100 demonstrated strong and, in some cases, curative anti-tumor activity in mouse models of HER2+ breast, ovarian, and gastric cancer, including models that are resistant to Herceptin (trastuzumab). We plan to initiate Phase 1 clinical trials of ABP-100 in the first half of 2019, and plan to pursue a rapid registration path by focusing on HER2+ orphan indications. We are developing ABP-100 in collaboration with Memorial Sloan Kettering Cancer Center, or MSK, and have an exclusive license to worldwide commercialization rights.

We believe ABP-100 is an improvement over currently approved HER2-targeting agents such as Herceptin, Perjeta (pertuzumab), and Kadcyla (T-DM1), as well as other HER2-targeting agents currently in development, because it relies on the natural power and precision of cytotoxic T cells of the immune system to target and eliminate tumor cells. Current HER2-directed therapies, which are designed either to block HER2 function or deliver toxic payloads to the tumor, are only effective in a subset of HER2+ patients, cause undesirable side effects, and are limited by the onset of drug resistance. ABP-100 has the potential to provide longer lasting or even curative results in a broader set of patients than are currently addressed by HER2-directed therapies. According to Evaluate Ltd., in 2016, the combined worldwide sales of HER2-directed therapies, including Herceptin, Perjeta, and Kadcyla, were approximately $9.6 billion.

We believe the TetraBi antibody format of ABP-100 provides a potentially transformative approach to immuno-oncology. The TetraBi antibody format features two high-affinity binding sites, or bivalent binding, for the tumor antigen, creating a stronger connection to the tumor cell compared to monovalent binding. In addition, the placement of the CD3 binding domain in the middle, or hinge region, of the TetraBi antibody format results in a therapeutic candidate that, in preclinical studies, selectively activates T cells only in the presence of tumor cells. We believe this feature is critical to success and will result in a highly potent therapeutic agent with a favorable safety profile. We are leveraging the TetraBi antibody format of ABP-100 to pursue a broad pipeline of immuno-oncology agents that target highly expressed antigens on a diverse range of tumor types, as depicted in the following chart. We believe that success with ABP-100 will translate into a large, industry-leading pipeline of T-cell engaging agents with the potential to transform cancer therapy.

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ABP-100 series of CD3-targeting T-cell engagers

ABP-201: Ligand trap targeting VEGF and ANG-2 for vascular diseases of the eye

ABP-201	Key characteristics of ABP-201

➢ Dual inhibition of VEGF and ANG-2 to block angiogenesis

➢ Four high-affinity binding sites for increased potency

➢ Dual targeting in single molecule for simultaneous inhibition

➢ Natural antibody structure for improved dosing

➢ Symmetrical structure for efficient manufacturing

ABP-201 is a different TetraBi antibody format, designed to simultaneously inhibit VEGF and ANG-2 for the treatment of vascular diseases of the eye, including DME and wet age-related macular degeneration, or Wet AMD. In both DME and Wet AMD, blood vessels form abnormally and leak fluid, resulting in vision loss. Whereas VEGF drives new blood vessel formation, ANG-2 acts to destabilize blood vessels and contributes to vessel leakage. The current standard of care for DME and Wet AMD includes intravitreal injections of VEGF-targeted agents, including Eylea (aflibercept), Lucentis (ranibizumab), and Avastin (bevacizumab, used off-label). However, these drugs require eye injections every one to two months and are only effective in a subset of patients, many of whom eventually develop resistance. Because ANG-2 appears to play a critical role in the pathogenesis of these diseases, we believe ABP-201 could potentially provide increased efficacy over current agents. In addition, because ABP-201 has a high binding capacity, with a total of four binding sites per molecule, we believe ABP-201 could be administered less frequently than current agents. Recent Phase 2 results with RG7716, a bispecific antibody co-targeting VEGF and ANG-2, showed a dose-dependent improvement in best-corrected visual acuity relative to Lucentis, providing strong support for this approach. In 2016, the combined worldwide sales of Eylea and Lucentis exceeded $8.8 billion, according to Evaluate Ltd. We are developing ABP-201 with MedImmune Limited, or MedImmune, a subsidiary of AstraZeneca plc, and have an exclusive license to worldwide commercialization rights.

Tumor-specific binding domain Breast cancer Liver cancer NHL Colorectal cancer Multiple myeloma Gastric cancer CLL NSCLC Prostate cancer Endometrial cancer

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We are also exploring ABP-200, our VEGF/ANG-2 TetraBi antibody, for potential indications in oncology, where it is formulated for intravenous administration. When solid tumors form, new blood vessels are required to deliver nutrients and oxygen to the growing tumor. VEGF acts at an early stage of neoangiogenesis, or the formation of new blood vessels, where it promotes vessel sprouting. In contrast, ANG-2 acts on more mature blood vessels, where it destabilizes the wall of the blood vessel and promotes vessel branching. Inhibiting VEGF alone is a clinically validated strategy to treat cancer, and Avastin (bevacizumab) and Zaltrap (ziv-aflibercept) are approved therapies for the treatment of various solid tumors, including colon cancer, lung cancer, glioblastoma, and renal cell carcinoma, or RCC. Increased signaling by ANG-2 in response to anti-VEGF therapy, however, has limited the full effectiveness of these agents, and is one of the primary mechanisms of resistance to therapy. In addition, recent pivotal studies for the treatment of lung cancer and RCC have shown that inhibitors of angiogenesis are more effective when combined with select immune checkpoint inhibitors, such as anti-programmed death-ligand 1 antibodies, commonly referred to as anti-PD-L1 antibodies.

We believe our strategy of selectively and simultaneously targeting VEGF and ANG-2 will overcome the primary mechanism of resistance to VEGF inhibition, and that combining ABP-200 with a checkpoint inhibitor will lead to even more durable responses in patients by increasing their anti-tumor immune response. In 2016, the combined worldwide sales of Avastin, Zaltrap, and Cyramza (ramucirumab) exceeded $7.5 billion, according to Evaluate Ltd. We are developing ABP-200 with MedImmune Limited, or MedImmune, a subsidiary of AstraZeneca plc, and have an exclusive license to worldwide commercialization rights.

We have a highly experienced and well-regarded leadership team with significant industry know-how and deep experience in antibody discovery and development, biomarker discovery and validation, clinical development and regulatory approval, partnerships, operations, and corporate finance. Our leadership team has broad experience at leading pharmaceutical companies, including Sanofi S.A., Merrimack Pharmaceuticals, Inc., and AbbVie Laboratories. We also have a scientific advisory board comprising recognized leaders in the industry across various disciplines, including: Dr. Robert S. Langer, ScD, one of the most cited engineers in history and also a member of our board of directors; Dr. Ronald Levy, whose work was the basis for the development of the antibody-based oncology drug Rituxan (rituximab); and Dr. Laurie Glimcher, president and chief executive officer of the Dana-Farber Cancer Institute.

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OUR PIPELINE

Our DiversImmune and MultiMab platforms and licensing strategy have generated a broad pipeline of next-generation antibody product candidates, for which we have exclusive majority or full commercialization rights, as reflected in the following table:

Targets: GPC3: Glypican 3; 4-1BB: Tumor necrosis factor receptor superfamily member 9; CEA: carcinoembryonic antigen-related cell adhesion molecule 5; CD38: cluster of differentiation 38; FN14: Fibroblast growth factor inducible 14; and SLAMF7: Signaling lymphocytic activation molecule family member 7.

* Held through our majority-owned subsidiary AbMed Corporation, or AbMed. MedImmune owns a minority stake in AbMed.

OUR STRATEGY

Our mission is to develop next-generation antibody therapeutics to improve the lives of patients with severe and life-threatening diseases. Traditionally, creating antibodies against targets and validating them as potential therapies has been time consuming and labor-intensive. Our proprietary antibody platforms and approach overcome these limitations. By leveraging the speed, quality, and target-access of our DiversImmune platform, we have generated a proprietary collection of antibody building blocks that enable us to establish our own pipeline of next-generation antibody product candidates. We believe our ability to leverage our MultiMab platform to design novel bi- and multi-specific antibody constructs with natural, antibody-like structures presents a significant opportunity to unleash the immune system’s natural ability to fight disease and to elicit responses from broader patient populations.

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Our key strategies to achieve this mission are:

➢	Aggressively advance our lead product candidates, ABP-100 and ABP-201, into the clinic. We plan to initiate Phase 1 clinical trials of ABP-100 in the first half of 2019, focusing on HER2+ breast, gastric, and endometrial cancers, and pursue a rapid registration path by focusing on HER2+ orphan indications. Additionally, we are planning to advance ABP-201 into Phase 1 clinical trials in the second half of 2019 for the treatment of DME. We believe that the development of our lead antibody product candidates, if successful, will generate substantial value and provide us with differentiated products to pursue in large markets with significant unmet medical needs.

➢	Rapidly follow ABP-100 with a broad pipeline of CD3-targeting T-cell engagers and leverage this approach to other immune cell targets. We plan to build on the optimized format of ABP-100 to aggressively develop a suite of immuno-oncology agents that redirect T cells to a diverse range of liquid and solid tumors. We may also use this “pipeline in a format” strategy with other immune cell targets, including 4-1BB and CD47.

➢	Leverage our DiversImmune and MultiMab platforms to grow our pipeline of antibody product candidates. We plan to continue investing in our DiversImmune and MultiMab platforms to maintain our competitive advantage. We will continue to expand our collection of high affinity and high specificity antibody building blocks against both clinically validated and novel therapeutic targets, and apply our “fit for purpose” antibody engineering approach to construct novel multi-valent, multi-specific therapeutic product candidates. We will continue to build on the success of existing immuno-oncology or cell therapies that use the power of T cells to fight cancer, such as chimeric antigen receptor T-cell, or CAR T, therapy, but will focus on simpler, more accessible, and less expensive approaches that provide a universal solution for large populations of cancer patients.

➢	Continue to explore and execute strategic collaborations. We have entered into joint collaboration agreements with Essex Biotechnology Limited and Luye Pharma Group Ltd. granting exclusive rights to develop and commercialize antibody candidates in China. We have retained commercialization rights to the remaining markets, with the potential for milestone and royalty payments. We will continue to explore strategic and geographic-oriented partnerships that provide us with near-term economic benefits where we retain product rights to key strategic markets. We will also continue to form a variety of strategic collaborations, such as those with MSK and MedImmune, to expand our scientific and clinical capabilities.

➢	Build a leading fully integrated discovery-to-commercial antibody therapeutics company. We have assembled experienced scientific and business teams, and have built robust discovery and antibody engineering platforms that allow us to create a broad pipeline of novel product candidates. As we advance our product candidates into clinical development, we intend to complement our discovery and development strengths with clinical expertise and commercial capabilities to build a fully integrated company.

INTRODUCTION TO MONOCLONAL AND DUAL-TARGETING ANTIBODIES

Antibodies are large proteins produced by the mammalian immune system in response to threats, such as infections or cancer. Because they recognize their target antigens with high affinity and high specificity, and because they are natural elements of the immune system, antibodies have been used effectively as drugs for over 30 years. Monoclonal antibodies are the largest and most rapidly growing class of therapeutic proteins and have become a mainstay of therapeutic options for patients with cancer, autoimmune disorders, and other diseases. Through the end of 2017, the U.S. Food and Drug Administration, or FDA, has approved more than 70 antibody products for the treatment of various diseases.

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An immunoglobulin G, or IgG, is the most common type of antibody and comprises two identical heavy chains and two identical light chains, which assemble to form a Y-shaped molecule, as depicted in the following graphic. The bottom tail of the “Y” is called the fragment crystallizable, or Fc, region, and is structurally constant across entire classes of antibodies. The Fc region of an antibody interacts with a variety of receptors on immune cells and is also responsible for the long circulating half-life of an antibody. The tips of the “Y” are called the fragment variable, or Fv, regions, and contain the antigen-binding sites. A natural antibody recognizes a single target antigen and is therefore “monospecific.” Because it features two identical binding sites, however, it is “bivalent” for that target. Bivalency is a critical feature of natural antibodies. Just as it is much easier to hang from a bar with two arms rather than one, bivalent binding has been shown in preclinical studies to provide a much stronger connection to the target antigen than would be possible with monovalent binding.

Although natural antibodies recognize a single target, they can be engineered in different ways to bind two or more targets. While there are many different types of dual-targeting antibodies, three characteristics, specifically dual binding, cross-linking, and cell-bridging, can be implemented in any one construct, as depicted in the following graphics.

Two antibodies in one

➢ Replaces a combination of two monospecific antibodies

➢ Simplifies the regulatory process, decreases manufacturing costs, and provides more favorable reimbursement conditions

➢ Ensures both targets are engaged in the same place at the same time

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Cross-linking

➢ Cross-links two targets on the same cell
➢ Physically connects two proteins and can be used to activate pathways that are otherwise inactive or more potently inhibit pathways that are already active
➢ Can produce a synergistic effect, where the dual-targeting antibody out-performs the corresponding combination of two single-targeting antibodies

Cell-bridging

➢ Bridges two cells, physically bringing them into close proximity
➢ Forces interaction with each other due to proximity
➢ Can be used to induce immune cells to become activated and kill the tumor cells to which they are attached

OUR PLATFORMS

Our approach consists of two technology platforms: our DiversImmune platform, which we use to generate therapeutic “building blocks,” which are high affinity and high specificity antibodies with functional activity against therapeutic targets; and our MultiMab platform, which we use to construct therapeutic product candidates by assembling the building blocks into different combinations of bi- and multi-specific antibodies. Together, these platforms support our strategy of building a broad pipeline of next generation antibody therapeutics that are designed to address a wide range of human diseases.

DiversImmune: Our antibody discovery platform

Our DiversImmune platform was built to address a key bottleneck in the antibody therapeutics industry: the ability to rapidly generate high affinity and high specificity antibodies against virtually any target of interest. We believe the best way to generate a novel antibody is to harness the power of the mammalian immune system by immunizing a mouse with a target of interest. Although in vitro methods, such as phage and yeast display, have been developed to mimic the immune system, these methods typically rely on collections of antibodies from unimmunized donors and as a result generally yield relatively low affinity antibodies. Improving these antibodies through affinity maturation (i.e., mutation and selection) is often a lengthy process and is not always successful. In contrast, the adaptive immune system of a mouse has a

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built-in mechanism called somatic hypermutation that improves the affinity of antibodies up to one thousand times, yielding high affinity and high specificity antibodies suitable for therapeutic development.

The greatest challenge with mouse-based methods, however, lies in generating a strong and diverse immune response to the target of interest. The mammalian immune system has a mechanism called tolerance that prevents it from making antibodies against proteins that are perceived as “self.” Thus, to generate a strong immune response against a target that is difficult to access, either because the target is not particularly immunogenic, or capable of producing an immune response, or because the target, a human protein, is very similar to the corresponding mouse protein, it is necessary to “break tolerance.” A key component of our DiversImmune platform is our genetically engineered mouse, termed the ImmunoMax mouse, which seeks to solve this problem in two ways. First, the mouse has been genetically engineered so that more of its antibody-generating B cells survive and proliferate than in a non-engineered mouse. This results in a larger and more diverse collection of high affinity antibodies. Second, the mouse has a hyperactive immune system in which its tolerance to self-antigens has been “broken.” This enables us to generate a diverse array of antibodies against a wide range of targets, including targets that are very similar between mouse and human.

The DiversImmune platform comprises three key steps, all focused on generating a diverse collection of high quality antibodies:

1.	Immunization. We have developed an integrated collection of immunization methods, termed Raptor, which includes purified proteins, engineered cells, viral-like particles, and DNA. These methods all work in concert to elicit a strong and diverse immune response.

2.	Diversification. We have developed the ImmunoMax mouse, along with a variety of co-stimulation methods, to optimize the immune response to each target and yield a diverse collection of antibodies that recognize different epitopes, or binding regions, on the same target protein. This is a critical component of our discovery process as we believe it greatly increases the probability of identifying antibodies with the desired functional properties necessary for therapeutic development.

3.	Optimization. We have streamlined the processes of humanization and optimization so that we can rapidly advance antibodies with the desired functional properties to fully developed building blocks. These building blocks can then be assembled into novel therapeutic product candidates using our MultiMab platform.

Immunization Diversification Optimization Multiplicity of methods (Raptor) maximizes diversity of immune response Breaking tolerance produces diverse collection of antibodies against difficult-to-access targets Humanization and optimization leads to functional building blocks DNA ImmunoMax mouse with hyperactive immune system Structure-based methods for humanization Protein Cells Co-immunogens to further promote immune response Phage and yeast display to optimize developability Viral-like particles

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DiversImmune antibody discovery platform

To date, our DiversImmune platform has been extensively validated by generating high quality antibodies for pharmaceutical and biotechnology companies against more than 300 targets. We are now using this platform internally to create an industry-leading collection of building blocks to support a growing pipeline of therapeutic product candidates.

MultiMab: Our antibody engineering platform

Our MultiMab platform enables us to build a diverse array of bi- and multi-specific antibody formats, allowing us to optimize the format of our product candidates. Because biology is diverse and complex, there is no “one size fits all” solution to engineering multi-specific antibodies. Instead, different problems call for different solutions. We draw from a suite of different antibody formats to choose the one that we believe best suits the disease and mechanism we are targeting. Despite having multiple formats from which to choose, our formats typically contain two key features:

1.	Bivalent binding. Bivalent binding, or binding with two points of contact, takes advantage of the concept of avidity, specifically that multipoint connections are much stronger than single point connections. In order to maximize efficacy, we build bivalent binding into our therapeutic product candidates where increased strength of binding is desirable. For example, ABP-100 features two identical binding sites for HER2, rather than one. This enables the molecule to bind tightly to HER2+ tumor cells, forming a strong immunological synapse, or cell-to-cell interaction, between the tumor cell and the cytotoxic T cell. We believe this is critical to generating a strong and sustained immune response and differentiates ABP-100 from other T-cell engaging bispecific antibodies that only feature a single binding site for the tumor-specific antigen.

2.

Fc region.    The Fc region of an antibody interacts with various receptors on immune cells to control both the immune response to antibody binding and the circulating half-life of an antibody. To take advantage of these natural functions, we build Fc regions into all our therapeutic product candidates. For example, ABP-100 features an Fc region that ensures a long circulating half-life, and has been further engineered to reduce or eliminate antibody-dependent cell-mediated cytotoxicity and complement-dependent cytotoxicity. We believe this second step is necessary to reduce

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potentially harmful side-effects associated with inflammation and cytokine release. Similarly, ABP-201 features an Fc region that results in greater stability and, due to its size, a longer ocular half-life, potentially enabling more convenient dosing for patients.

Both of our lead product candidates, ABP-100 and ABP-201, are TetraBi antibodies that feature two high affinity binding sites for each of their targets and Fc regions for longer half-lives. In addition, both product candidates are symmetrical, with two identical heavy chains and two identical light chains. Many bispecific antibody formats are asymmetrical, featuring two different heavy chains. This creates the possibility of chain mispairing, which complicates the manufacturing process as it is necessary to rigorously characterize each batch and minimize the presence of mispaired species. With our TetraBi antibody format, this allows for straightforward manufacturing, as there is no possibility of chain mispairing.

MultiMab antibody engineering platform

Key advantages of our antibody technology platforms

We believe our DiversImmune and MultiMab platforms overcome several significant limitations associated with competing antibody technologies and have the following key competitive advantages:

➢	Superior target access. By breaking immune tolerance, our DiversImmune platform enables us to generate high quality antibodies against traditionally difficult-to-target proteins, providing access to new therapeutic targets.

➢	Superior speed of antibody development. By generating a wide diversity of high quality antibodies against a single target, our DiversImmune platform accelerates the overall discovery timeline by increasing the probability of identifying high quality antibodies with the appropriate function. This speed allows us to rapidly scale and build a broad portfolio of functional building blocks to address disease-specific challenges that are not currently met by existing therapeutics or products.

➢	Superior flexibility in engineering novel therapeutics. By providing access to a diverse array of bi- and multi-specific antibody formats, our MultiMab platform enables us to rapidly test a broad range of solutions, shortening the timeline for lead selection and increasing the chance of finding an optimal format that meets key performance specifications.

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OUR IMMUNO-ONCOLOGY STRATEGY FOR T CELL ENGAGEMENT

One of the most promising strategies in cancer therapy is to direct cytotoxic T cells to kill tumor cells. This can be achieved using dual-targeting antibodies, which bind simultaneously to a tumor-specific antigen on a tumor cell and to CD3 on a T cell, bringing these cells into close proximity and causing the T cell to kill the tumor cell. First-generation bispecific antibodies were called Bispecific T-cell Engagers, or BiTEs, and contained two Fv regions, one for the tumor antigen and one for CD3. Because they do not contain an Fc region, BiTEs have very short circulating half-lives, requiring patients to wear an infusion pump for continuous intravenous administration. Second-generation bispecific antibodies contain an Fc region, but typically have only one binding site for the tumor antigen. This results in weaker binding to the tumor cell than could be achieved with the corresponding bivalent antibody.

Key features of the TetraBi antibody format for T-cell engagement

We believe our TetraBi antibody format improves upon both first- and second-generation bispecific T-cell engaging antibodies, as summarized in the following table. First, unlike first-generation antibodies, our TetraBi antibodies contain an Fc region, which provides enhanced stability and a longer circulating half-life for more convenient dosing. Second, unlike second-generation antibodies, our TetraBi antibodies have two binding sites for the tumor antigen, rather than one. We believe bivalent binding to the tumor is necessary to establish a strong connection between the T cell and the tumor cell, leading to sustained activation of the T cell and maximal efficacy. By placing the CD3-binding domain in the hinge region of the molecule, however, the TetraBi antibody has been shown in preclinical studies to behave as if it is monovalent for CD3. This is important to prevent TetraBi antibodies from activating T cells in the absence of tumor cells, which could lead to undesirable toxicities such as cytokine release syndrome, or CRS, which is a potentially life-threatening toxicity associated with T cell therapies. Finally, unlike second-generation antibodies, our TetraBi antibodies contain two identical heavy chains and two identical light chains. This allows for easy manufacturing, as there is no possibility of mispairing between two different heavy chains.

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Key advantages of our TetraBi antibody format

Antibody Characteristics	Benefit	1st Generation Bispecific(1)	2nd Generation Bispecific(2)	Abpro TetraBi
Bivalent Binding to Tumor Antigen	Stronger binding to the tumor cell, leading to increased efficacy and an expanded patient population	×	×	✓
Long Circulating Half-life	Extends duration of therapeutic effect and reduces frequency of dosing	×	×	✓
Fc Engineered to Reduce CRS	Decreases interaction with other immune cells, lowering risk of unwanted side effects	×	✓ / ×	✓
Low Risk of Immunogenicity	Natural antibody sequences decrease risk of immune response which can lead to decreased efficacy	✓	✓	✓
Straightforward Manufacturing	Symmetrical structure streamlines manufacturing by reducing risk of chain mispairing	✓	×	✓

(1)	BiTE- format T-Cell engagers.
(2)	Bispecific antibodies that include Fc domain.

Our lead product candidate, ABP-100, illustrates the key advantages of this format. ABP-100 is bivalent for HER2, providing stronger binding to tumor cells than could be achieved with first- and second-generation formats that are monovalent for HER2. ABP-100 has been shown in preclinical studies not to activate T cells in the absence of tumor cells, but induce T cells to kill tumor cells in a HER2-dependent manner. Based on mouse studies, ABP-100 is expected to have a half-life of over two weeks in humans and is easy to manufacture, with cell lines that express it at yields in excess of two grams per liter.

We believe the TetraBi antibody format of our ABP-100 series product candidates offers several significant competitive advantages over other bispecific antibody formats and other approaches to T-cell-based therapy:

➢	Enhanced potency through bivalent binding. By including two binding sites for the tumor antigen, our antibodies are designed to form a much stronger connection to tumor cells than competitor molecules that feature only a single binding site.

➢	Better dosing through inclusion of an Fc region. By including an Fc region, our TetraBi antibodies are designed to have long circulating half-lives, enabling more convenient dosing for patients.

➢	Controlled immune effector function through Fc engineering. By introducing defined mutations into the Fc region, we are potentially able to diminish or eliminate Fc-mediated interactions that can contribute to unwanted side effects such as CRS.

➢	Lower immunogenicity. By closely resembling human antibodies with natural amino acid sequences, our TetraBi antibodies may have a reduced risk of being immunogenic, or capable of producing an undesirable immune response, which could otherwise lead to decreased efficacy.

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➢	Streamlined manufacturing. By building symmetrical molecules with two identical heavy chains and two identical light chains, our molecules are designed to eliminate complications arising from potential chain mispairing.

Advantages of TetraBi antibodies over CAR T therapy

T cells can also be directed to kill tumor cells by genetically modifying them to express a chimeric antigen receptor, or CAR. A CAR is a synthetic receptor in which an Fv domain of an antibody that recognizes a tumor-specific antigen is linked to a portion of the T-cell receptor, typically CD3-zeta. T cells expressing a CAR, or CAR T cells, bind to and subsequently kill tumor cells expressing the appropriate antigen. CAR T therapy has demonstrated efficacy in liquid tumors and, as of December 2017, the FDA has approved two CAR T cell-based therapies, one for relapsed or refractory acute lymphoblastic leukemia and the other for relapsed or refractory non-Hodgkin’s lymphoma, or NHL.

Unlike antibody therapy, CAR T therapy is a complex, multi-step process. After a patient’s white blood cells are collected, T cells are isolated and activated. They are then genetically engineered to express the CAR. The CAR T cells then need to be grown for several weeks before being infused back into the patient. Prior to infusion, however, patients have to undergo chemotherapy to deplete their immune cells, providing an opportunity for the CAR T cells to engraft in the patient. Despite the effectiveness of this approach, there are several challenges to the widespread adoption of CAR T therapy. The process of engineering CAR T cells is technically challenging, time-consuming, and expensive and so is currently limited to a few large academic cancer centers. In addition, there are significant toxicities associated with CAR T therapy, including CRS. Although patients receiving CAR T therapy are often treated for CRS while undergoing therapy, treatments for CRS, namely administration of immuno-suppressive agents, can also reduce the efficacy of the therapy.

We believe our next-generation CD3-targeted T-cell engagers have many advantages over CAR T therapies and have the potential to supplant this strategy. Like CAR T therapy, we are re-directing cytotoxic T cells to fight cancer. Unlike CAR T therapy, however, treatment with our TetraBi antibodies should be straightforward and convenient for patients. They will not be required to travel large distances to state-of-the-art cancer centers, but can instead be treated by simple intravenous infusion in local clinics. They will not be required to wait weeks for their T cells to undergo a lengthy and complex modification process, and they will not need to undergo chemotherapy to deplete their immune cells. It will also be much easier to manage toxicities by altering the dose of the antibody. Finally, our TetraBi antibody therapy is expected to be less expensive, reducing obstacles associated with payment and reimbursement.

OUR TARGET MARKETS

Our lead product candidates are currently targeting the therapeutic areas of cancer, autoimmune diseases, and ophthalmology. The global therapeutic antibody market, which is estimated to be over $94.0 billion in 2017, is expected to grow at a rate of 10% over the next five years, according to Technavio. Within the global therapeutic antibody market, antibodies for the treatment of cancer represent approximately 48% of the total global therapeutic antibody market, according to the same source.

Immuno-oncology / oncology

Cancer is the second leading cause of mortality in the United States, accounting for nearly one in every four deaths, and is the largest global pharmaceutical therapeutic category with expected total worldwide

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sales of approximately $113.0 billion in 2016, according to Quintiles, IMS Institute. The cancer market was estimated to have annual costs of $41.2 billion in the United States alone in 2016, according to the same source. The three leading monospecific antibodies for cancer, Rituxan/MabThera (rituximab), Avastin, and Herceptin, generated more than $21.2 billion in global sales in 2016, according to Evaluate Ltd. Immuno-oncology, a new paradigm of cancer research and treatment, focuses on more targeted therapies, including monospecific antibody modalities, which represent some of the most effective and top-selling therapies on the market today. The immuno-oncology market had global sales of approximately $2.7 billion in 2015 and is expected to grow to over $21.1 billion in 2020, according to Frost & Sullivan.

Ophthalmology

DME is a leading cause of blindness among the working age population in most developed countries. DME is one of the major complications of diabetes and DME patients utilize significantly higher healthcare resources than non-DME diabetic patients. North America is responsible for approximately 51% of the global DME market, which is estimated to be $3.7 billion in 2017, according to Future Market Insights. The leading biologics for ophthalmology-related indications, Eylea and Lucentis, generated more than $8.8 billion in 2016 sales, according to Evaluate Ltd.

Wet AMD is a leading cause of vision loss that currently affects approximately 1.7 million people in the United States alone, and is expected to grow by approximately 200,000 new cases a year based on the aging population, according to Genentech. The global AMD market, which includes both dry and wet AMD, is estimated to have annual costs of over $343.0 billion, according to BrightFocus Foundation.

Autoimmune disorders

Autoimmune disorders broadly include more than 80 distinct diseases and are the third most common category of disease after cancer and heart disease, according to the American Society of Health-System Pharmacists. They affect approximately 5% to 8% of the global population, according to the same source, with more than 23.5 million Americans, according to the U.S. Department of Health and Human Services. Women are disproportionately affected by autoimmune disorders as compared to men, with an estimated 80% of patients female, according to the American Society of Health-System Pharmacists. Worldwide, the market for autoimmune disorder therapies was estimated to exceed $75.0 billion in 2016, with the three leading biologic therapies, Humira (adalimumab), Enbrel (etanercept), and Remicade (infliximab), generating more than $30.0 billion in sales in 2016, according to Evaluate Ltd.

OUR PRODUCT CANDIDATES

ABP-100 for HER2+ breast, gastric, and endometrial cancers

Our lead product candidate, ABP-100, is a TetraBi antibody targeting HER2 and CD3 that we licensed from MSK and are developing in immuno-oncology. It is a uniquely designed dual-targeting antibody with a human IgG1-like structure that features two binding sites for HER2 and two binding sites for CD3. We believe this structure provides greater potential for clinical applications compared with other HER2-directed T-cell-engaging bispecific antibodies that have only one binding site for the tumor-specific antigen (i.e., HER2). It is a highly potent tetravalent dual-targeting antibody that is designed to redirect T cells to tumors cells that are overexpressing HER2. In preclinical studies, ABP-100 induces T-cell infiltration and tumor regression in models of HER2+ breast, ovarian, and gastric cancer, as well as in patient-derived xenograft models, or models in which human tumors are grafted into mice. We plan to initiate clinical trials of ABP-100 in the first half of 2019.

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Background and market opportunity for HER2+ breast, gastric, and endometrial cancers

Breast cancer is the most common form of cancer in women worldwide, and the second leading cause of cancer-related death in women in North America. The American Cancer Society estimated that in 2017, more than 250,000 women in the United States would develop breast cancer and more than 40,000 would die from the disease. Approximately 20% of breast cancers have high HER2 expression. The American Cancer Society estimated that in 2017, more than 28,000 people will be diagnosed with gastric cancer in the United States, with ultimately around 11,000 dying. Approximately 20% of gastric cancers overexpress HER2.

In 2016, the combined worldwide sales of HER2-directed therapies, including Herceptin, Perjeta, and Kadcyla, were approximately $9.6 billion, according to Evaluate Ltd. Apart from breast, gastric, and endometrial cancers, high HER2 expression provides a surface marker for multiple other tumor types for therapeutic targeting. The following table summarizes select cancer types where there is a significant incidence of high HER2 expression:

Cancer type	Incidence of high HER2 expression
Breast	~20%
Endometrial	8-35%
Gastroesophageal	4-22%
Pancreatic	2-29%
Cervical	1-21%
Bladder	5-15%

Source: Cancer Treatment Reviews

Potential benefits of ABP-100 in immuno-oncology

ABP-100 is a TetraBi antibody that is designed to bind simultaneously to HER2 on a tumor cell and CD3 on a T cell, thereby bringing the two cells into close proximity, leading to sustained T-cell activation. The TetraBi antibody format of ABP-100 is intended to improve on the clinical efficacy of HER2 therapy by inducing infiltration of T cells into HER2+ tumors and promoting T-cell activation, thereby leading to T cell-mediated killing of the tumor cells. In addition to HER2+ breast cancer, ABP-100 can potentially target any solid tumor in which HER2 is overexpressed, including HER2+ gastric, endometrial, ovarian, colorectal, lung, pancreatic, cervical, and bladder cancers, as well as HER2+ pediatric indications including osteosarcoma. By targeting both HER2 and CD3, ABP-100 may overcome many of the limitations of single-targeting agents. For instance, agents targeting HER2 alone, such as Herceptin, face problems with drug resistance, often caused by alterations in the HER2 signaling pathway or other related pro-proliferative pathways. ABP-100 works by a different mechanism, engaging cytotoxic T cells to kill the tumor cells rather than blocking the function of HER2. As such, we believe that ABP-100 could lead to more durable responses in patients, with reduced risk of drug resistance. Furthermore, ABP-100 possesses an advanced TetraBi antibody format, unlike that of competing agents that only feature a single binding site for HER2. Having two binding sites for HER2 enables higher affinity and selectivity for tumor cells, which may result in greater potency and an improved therapeutic index. In addition, this dual binding may provide access to a broader patient population, including patients that express intermediate levels of HER2. In breast cancer approximately 10% to 40% of patients express intermediate levels of HER2, according to the International Journal of Clinical Oncology.

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ABP-100

immune-mediated

HER2+ tumor cell death

Preclinical data

For ABP-100 to be both safe and effective, it must only activate T cells when HER2+ tumor cells are present. The key safety risk for T-cell engaging therapies is CRS, in which T cells and other white blood cells become activated, leading to the over-production of pro-inflammatory cytokines. This can cause high fever, swelling, redness, extreme fatigue, nausea, and, in rare cases, death. ABP-100 is designed to activate T cells only when it is also bound to HER2+ tumor cells. By positioning the CD3-binding domain near the hinge region of the molecule, it is designed to selectively activate T cells only in the presence of HER2+ tumor cells. Thus, when ABP-100 is mixed with T cells alone, the T cells do not release pro-inflammatory cytokines like tumor necrosis factor alpha, or TNFa, and interferon gamma, or IFNg, as shown in the following chart. When HER2+ tumor cells are introduced, however, ABP-100 causes potent activation of the T cells, as seen by efficient production of TNFa and IFNg. We believe this strong dependency on HER2 will result in a large therapeutic index for ABP-100, enabling a dose to be found that is both safe and effective.

When ABP-100 is mixed with T cells alone, as shown on the left, very little cytokine production is observed. In contrast, when ABP-100 is mixed with T cells and HER2+ tumor cells (NCI-N87 gastric cancer cells), the T cells are strongly activated and produce both TNFa and IFNg. Anti-CD3 IgG is humanized OKT3, or huOKT3, an anti-CD3 antibody that, because it is bivalent, strongly activates T cells (positive control). Anti-CD3 Fab is the Fab fragment of huOKT3 and, because it is monovalent, does not activate T cells (negative control).

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In preclinical models, ABP-100 showed strong antitumor activity compared with Herceptin, and this activity was dependent on the presence of human peripheral blood mononuclear cells, or PBMCs. PBMCs consist of monocytes and lymphocytes, which are white blood cells made up of T cells, B cells, and natural killer, or NK cells. When HCC1954 breast cancer cells, which are HER2+, but resistant to Herceptin, were implanted into mice along with PBMCs, tumors grew at a rate similar to or slightly faster than tumor cells implanted alone (i.e., no treatment). When mice bearing tumor cells plus PBMCs were treated with either Herceptin or a control bispecific antibody, little effect was observed. However, when treated with ABP-100, tumors were eliminated and did not return even after regular dosing of ABP-100 was stopped. Similar results were observed using Michigan Cancer Foundation-7, or MCF7, breast cancer cells, which have intermediate levels of HER2. MCF7 cells are considered “HER2-negative” by the current clinical definition, as plugs of MCF7 cells score “2+” rather than “3+” on a HercepTest assay, and the HER2 gene is not amplified in these cells. As such, a patient with breast cancer that has HER2 levels similar to MCF7 cells would not currently be considered eligible for Herceptin. Because ABP-100 shows significant preclinical activity in this cell line, it is possible that ABP-100 could have activity in a broader patient population than is eligible for Herceptin (i.e., a population that includes cancers with intermediate levels of HER2).

ABP-100 is effective against: (A) HER2 high HCC1954 breast cancer xenografts; and (B) HER2 intermediate MCF7 breast cancer xenografts. In both cases, breast cancer cells were mixed with PBMCs and injected subcutaneously into mice. ABP-100 and Herceptin were injected intravenously at the same molar dose (100 µg per dose and 75 µg per dose, respectively), as indicated by the black triangles.

ABP-100 also showed strong preclinical activity in a model of metastatic ovarian cancer in which SKOV3 ovarian carcinoma cells were injected into the peritoneal cavity of mice. Activated T cells, or ATCs, were co-injected into the mouse, either through intravenous injection, or iv, or intraperitoneal injection, or ip. Mice were then dosed twice a week for three weeks with ABP-100. As is shown in the following graphic, tumors were completely eradicated after three weeks of treatment and tumors did not regrow, even after dosing of the antibody was stopped.

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HER2+ ovarian cancer model

ABP-100 is effective against a model of HER2+ metastatic ovarian cancer. SKOV3 ovarian carcinoma cells were injected into the peritoneal cavity of mice and activated T cells were co-injected, either iv or ip. Mice were dosed twice a week for three weeks with ABP-100 at 100 µg per dose, as indicated by the black triangles.

Finally, ABP-100 showed strong activity in a patient-derived xenograft model of HER2+ gastric cancer. In this model, tumor fragments from a patient with gastric cancer were implanted subcutaneously in mice, and human PBMCs were introduced intravenously. Mice were then dosed regularly with either ABP-100, a control antibody, or a combination of Herceptin and huOKT3. As can be seen in the following figure, ABP-100 caused shrinkage and elimination of the tumors, whereas the control antibody had little effect and the combination of Herceptin and huOKT3, in which HER2- and CD3-binding are not physically in the same antibody, had no effect or, if anything, caused the tumors to grow faster. Tumors were removed from the mice after 36 days of treatment and stained for CD3 (brown), which highlights tumor infiltrating T cells. As can be seen from the following figure, ABP-100 induced infiltration of T cells into the tumors, whereas the combination of Herceptin and huOKT3 did not.

ABP-100 is effective against a patient-derived xenograft model of gastric cancer. (A) Tumors were implanted subcutaneously in mice and human PBMCs were introduced intravenously. Mice were dosed twice a week for three weeks with either ABP-100 or a combination of Herceptin and huOKT3 at 100 µg per dose, as indicated by the black triangles. (B) Tumors were harvested at day 36 and stained for CD3, which indicates the presence of T cells (brown).

Subsequent to these pre-clinical experiments, we modified ABP-100’s design to increase stability and manufacturability. In side-by-side studies, these changes do not affect the pre-clinical activity of ABP-100.

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Clinical development of ABP-100

We plan to initiate Phase 1 clinical trials of ABP-100 in the first half of 2019, focusing on HER2+ solid tumors, and plan to pursue a rapid registration path by focusing on orphan indications, such as HER2+ gastric cancer.

ABP-201 for DME and Wet AMD

Our second lead product candidate, ABP-201, is a different TetraBi antibody, licensed from MedImmune, that simultaneously targets VEGF and ANG-2. ABP-201 binds with very high, or subnanomolar, affinity to ANG-2 and most of the major isoforms of VEGF, including VEGF165, VEGF189, and VEGF121. Due to its TetraBi antibody format, ABP-201 features two binding sites for each of VEGF and ANG-2, which distinguishes it from bispecific antibodies that feature only a single binding site for each target. ABP-201 is formulated for intravitreal injection and is designed to function as a “ligand trap,” removing both VEGF and ANG-2 from the eye.

We are developing ABP-201 for potential indications in ophthalmology, including DME and Wet AMD.

DME is an eye condition brought on by diabetes in which blood vessels form abnormally and leak fluid into the macula of the eye, resulting in blurred vision and, in extreme cases, blindness. Wet AMD is similarly a severe eye condition caused by the growth and leakage of abnormal blood vessels under the retina and macula of the eye, causing the macula to bulge or lift up from its normally flat position, thus distorting or destroying central vision. VEGF is a clinically validated target in both DME and Wet AMD, where Eylea and Lucentis are approved and in widespread use.

As depicted in the following chart, VEGF and ANG-2 act in concert to promote angiogenesis. In normal blood vessel development, ANG-2 plays a role in destabilizing mature blood vessels, creating an environment in which vessel branching can occur. VEGF then promotes the sprouting of new blood vessels. In DME and Wet AMD, however, excessive destabilization of blood vessels by ANG-2 contributes to vessel leakage, or edema. In addition, upregulation of ANG-2 is the primary mechanism of resistance to VEGF inhibition. We believe that effective control of angiogenesis and inhibition of vessel leakage requires simultaneous inhibition of both pathways.

Current treatment options for DME

Although the underlying molecular cause of DME and Wet AMD is not completely understood, both VEGF and ANG-2 play central roles in new blood vessel growth—a hallmark common to both ocular diseases. Several biological therapies have been developed to inhibit VEGF by binding to and sequestering the protein. The current standard-of-care includes Lucentis, a recombinant humanized

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monoclonal antibody fragment that binds VEGF, and Eylea, a recombinant fusion protein containing portions of the human VEGF receptor. Another VEGF antibody is Avastin, a recombinant human monoclonal antibody which is approved for the treatment of several cancer indications and is used off-label for the treatment of DME and wet AMD.

Before the approval of Lucentis for the treatment of DME in 2012, the use of intravitreal injections was less common in North America and laser photocoagulation, or the use of light to coagulate tissue, was the primary treatment. Prior to the Lucentis DME approval, several treatments including Avastin and Macugen (pegaptanib sodium injection) were used off-label. Macugen received FDA-approval for the treatment of Wet AMD in 2004.

The approval and launch of additional products in 2014, namely Eylea, Ozurdex (dexamethasone intravitreal implant), and Iluvien (fluocinolone acetonide intravitreal implant), has led to the increased adoption of intravitreal medications in North America. According to estimates by Future Market Insights, the number of DME patients using intravitreal injections grew from less than 6% in 2004 to 20% by 2013. In 2016, over 70% of DME patients were utilizing intravitreal injections and implants, according to the same source.

Current treatment options for Wet AMD

Both Lucentis and Eylea were initially FDA-approved for the treatment of Wet AMD and similar to DME, Avastin is used off-label for the treatment of Wet AMD. Because anti-VEGF treatments do not appear to cause regression of new blood vessels, current therapies require regular intraocular injections, typically as often as seven times per year, and real-world studies indicate that less than 20% of patients treated with anti-VEGF biologics improve their visual acuity by 15 or more letters.

Due to frequent injections, anti-VEGF treatments have been associated with subretinal fibrosis, or the formation of excess connective tissue under the retina, as well as retinal scarring in some patients, with 45% of patients experiencing scarring after two years of anti-VEGF therapy according to a 2014 study. We believe a more effective therapy that requires less frequent dosing would address the deficiencies of current therapy and be rapidly adopted as the new standard of care for the treatment of the disease.

Background and market opportunity for DME and Wet AMD

DME is a leading cause of blindness among the working age population in most developed countries. DME is one of the major complications of diabetes and studies show that DME patients utilize significantly higher healthcare resources than non-DME diabetic patients. The growing incidences of diabetes across the globe should further increase the burden of DME. Nearly 400 million people worldwide have diabetes and the number is expected to grow to almost 600 million by 2035, according to Future Market Insights. North America is projected to be the largest market in terms of value and accounted for over half of 2016 sales, according to the same source.

AMD is a progressive disease that results in a gradual loss of vision as people age. Approximately 15% of total cases of AMD represent an advanced form of the disease called Wet AMD, which is a severe eye condition that results in blurred vision and can lead to significant vision loss or blindness due to abnormal blood vessel formation in the eye. Although Wet AMD represents only 15% of AMD, it is responsible for 90% of AMD-related severe vision loss. Wet AMD is a leading cause of vision loss and in 2014, Wet AMD affected approximately 1.3% of people over the age of 50 (1.5 million) worldwide, with approximately 600,000 cases of Wet AMD diagnosed per year, according to Technavio.

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In 2016, the two leading approved biologics for the treatment of DME and Wet AMD—Eylea and Lucentis—accounted for approximately $8.3 billion in worldwide sales, according to Evaluate Ltd.

Potential benefits of ABP-201 in ophthalmology

One way to co-inhibit VEGF and ANG-2 is to add an ANG-2 inhibitor to an approved VEGF inhibitor. The shortcoming of this approach is that the two agents are not physically linked and as a result will accumulate differently and be cleared from the eye at different rates. It is therefore difficult to ensure that both targets are inhibited in the same place at the same time. In contrast to this dual agent approach, other investigational agents, including ABP-201, use a single-agent dual-targeting antibody to ensure that both targets are engaged at the same time. Recent Phase 2 results with RG7716, a bispecific antibody co-targeting VEGF and ANG-2, showed a dose-dependent improvement in best-corrected visual acuity relative to Lucentis, providing strong support for this approach. Importantly, our single agent approach may have regulatory advantages over the dual agent approach given that the necessary efficacy endpoints for approval could include non-inferiority in contrast with superiority to current standard-of-care.

The dosing regimens of current DME and AMD drugs, specifically Lucentis and Eylea, are characterized by relatively frequent injections, initially every month followed by every other month. The frequency of injection is determined by a combination of the potency of the drug and its clearance rate from the eye. Large molecules generally clear slower than smaller molecules, and ABP-201 is approximately twice the size of Eylea and approximately four times the size of Lucentis. ABP-201 also has a higher binding capacity than either Eylea or Lucentis, with two binding sites for VEGF and two binding sites for ANG-2. Finally, due to its dual inhibition of VEGF and ANG-2, we expect ABP-201 to show increased efficacy relative to Eylea or Lucentis alone. As such, we believe that ABP-201 will require less frequent dosing, providing a significant advantage in the commercial setting. In addition, as increased signaling by ANG-2 in response to anti-VEGF therapy is one of the primary mechanisms of resistance to VEGF inhibitors, we anticipate that ABP-201 will not suffer from drug resistance to the same extent as drugs that target VEGF alone.

In a preclinical mouse model of vessel permeability, ABP-201 potently inhibited vessel leakage, as depicted in the following chart. ABP-201 inhibited leakage more effectively than an equivalent dose of the antibody H1RK, which features only the VEGF-binding arms of ABP-201. This shows that co-inhibiting ANG-2 along with VEGF provides greater protection for blood vessels than inhibiting VEGF alone. Both molecules were more effective than B20, a commonly used mouse surrogate for Avastin.

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Mouse model of vascular permeability

ABP-201 demonstrates improved inhibition of vascular permeability in mice relative to anti-VEGF therapy alone. Mice were treated with each antibody at the indicated doses for 24 hours. Evan’s Blue dye was introduced i.v. and vascular permeability was induced by intradermal injection of VEGF. Vascular permeability was quantified by extraction of Evan’s Blue from skin punches.

Similarly, in a preclinical mouse model of retinal angiogenesis, ABP-201 resulted in substantially more normalized vasculature with less vessel leakage and less vessel branching than the anti-VEGF antibody B20. In this model, mice were dosed three times with 10 mg/kg antibody and the arrangement of blood vessels in their retinas was visualized three days after the final dose.

ABP-201 demonstrates improved inhibition of retinal angiogenesis in mice relative to an anti-VEGF antibody, or B20. Mice were dosed with 10 mg/kg of antibody on days one, three and five. Retinal angiogenesis was visualized on day eight. Green lines indicate blood vessels. The sharper green lines in the ABP-201 image indicate decreased vessel leakage relative to the anti-VEGF treatment. Decreased vessel branching is also evident in the ABP-201 image relative to the other image.

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ABP-200 for oncology

We are also exploring ABP-200, which shares the same structure as ABP-201, for potential indications in oncology, where it is formulated for intravenous administration. As with ABP-201, ABP-200 is designed to function as a “ligand trap,” removing both VEGF and ANG-2 from the tumor microenvironment. When solid tumors form, new blood vessels are required to deliver nutrients and oxygen to the growing tumor. ANG-2 acts on mature blood vessels, causing vessel destabilization and vessel regression, as depicted in the following graphic. Then, due to the hypoxic environment of the tumor, VEGF is produced, where it promotes vessel sprouting and new blood vessel formation. Inhibiting VEGF alone is a clinically validated strategy to treat cancer, and Avastin and Zaltrap are approved therapies for the treatment of colorectal cancer, lung cancer, glioblastoma, RCC, cervical cancer, and ovarian cancer. Increased signaling by ANG-2 in response to anti-VEGF therapy, however, has limited the full effectiveness of these agents and is one of the primary mechanisms of resistance to therapy.

ABP-200 targets three critical phases of neoangiogenesis

Background and market opportunity for VEGF-targeted treatments for cancer

Currently approved biologics that target VEGF signaling, including Avastin, Zaltrap, and Cyramza, treat diseases in the following areas: colorectal cancer, lung cancer, glioblastoma, RCC, cervical cancer, ovarian cancer, and gastroesophageal junction cancer. In total, the global market for these drugs exceeded $7.5 billion in 2016, according to Evaluate Ltd.

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Potential benefits of ABP-200 in oncology

Epidemiological studies have shown that high levels of both VEGF and ANG-2 correlate with poor prognosis in patients with breast cancer, NSCLC, colorectal cancer, ovarian cancer, and acute myeloid leukemia, or AML, compared with patients in which only one or neither of these proteins is elevated, as reflected in the following chart. In addition, combined treatment with an anti-VEGF antibody plus an anti-ANG-2 antibody results in better tumor-growth inhibition compared to either agent alone in a variety of preclinical models, as depicted in the following chart.

A Advanced colorectal carcinoma	B HCXF-001 (colon carcinoma)

Rationale for combining a VEGF inhibitor with an ANG-2 inhibitor. (A) Patients with advanced colorectal carcinoma that are positive for both VEGF and ANG-2 have a significantly poorer overall survival, with a p-value less than 0.01, than patients that are negative for either or both VEGF and ANG-2. P-value is a conventional statistical method for measuring the significance of clinical results. (B) Combined treatment of a colon carcinoma model with both an anti-VEGF antibody and an anti-ANG-2 antibody results in more active tumor growth inhibition than either agent alone.

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ABP-200 exhibits anti-tumor activity in preclinical models of pancreatic cancer and RCC. In both models, ABP-200 demonstrated stronger tumor growth inhibition than either an anti-VEGF antibody or an anti-ANG-2 antibody alone. From a safety perspective, ABP-200 does not present readily apparent concerns in preclinical studies, as mice exhibited normal kidney histology after 14 doses. Combining anti-VEGF and anti-ANG-2 functions in a single antibody ensures that both targets are engaged at the same time and in the same place. In addition, it provides a significant potential advantage over combination therapy in terms of ease of clinical development, ease of dosing, and a more favorable situation for pricing and reimbursement.

Pancreatic carcinoma	Renal cell carcinoma

ABP-200 shows potent antitumor activity in preclinical models of pancreatic cancer (BxPC-3) and renal cell carcinoma (786-0). ABP-200 shows greater activity than either an anti-VEGF inhibitor or an anti-ANG-2 inhibitor alone.

We believe that ABP-200 is well positioned relative to the competition for three principal reasons: (a) by providing dual inhibition of VEGF and ANG-2, ABP-200 is designed to provide increased clinical benefit over current therapies that target VEGF alone; (b) by incorporating anti-VEGF and anti-ANG-2 functions in a single molecule, ABP-200 is designated to engage both targets simultaneously, and provides a simpler and more direct path to approval than strategies that focus on combination therapy, as well as a commercial advantage from a pricing and reimbursement perspective; and (c) the TetraBi antibody format of ABP-200 offers a potential advantage over competitor bispecific antibodies that feature a single binding site for each target by enabling lower and/or less frequent dosing for the same therapeutic effect.

We plan to file an IND and start clinical trials of ABP-200 after initiating totals with ABP-201. Our goal is to demonstrate increased safety and clinical benefit relative to antibodies targeting VEGF signaling alone, and to build a regimen for ABP-200 in combination with select checkpoint inhibitors.

Other programs

Additional TetraBi antibody T-cell engagers

Building on the CD3-directed TetraBi antibody format of ABP-100, we are using our DiversImmune and MultiMab platforms to develop a broad pipeline of immuno-oncology agents that target highly expressed antigens on a diverse range of tumor types.

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ABP-110 is a TetraBi antibody targeting GPC3 and CD3 for the treatment of hepatocellular carcinoma, or HCC, the major form of liver cancer. ABP-110 is designed to bind bivalently to GPC3 on HCC cells and CD3 on cytotoxic T cells, bringing these two cell types into close proximity and triggering sustained T-cell activation and tumor cell killing. GPC3 is a cell surface marker that is highly expressed on HCC cells, as well as several other human cancers, including melanoma. GPC3 is expressed at low or undetectable levels in normal tissue, providing a way to specifically target cancer cells. GPC3 is also prognostic of poor overall survival in HCC, suggesting that ABP-110 will be most effective in patients at highest risk and most in need of novel therapy. Targeting this patient population provides a relatively rapid path to approval given the unmet medical need in HCC.

ABP-120 is a TetraBi antibody targeting CD20 and CD3 for the treatment of various B-cell malignancies, including NHL and chronic lymphocytic leukemia, or CLL. CD20 is a well validated target in cancer and the anti-CD20 antibody Rituxan is approved for the treatment of NHL and CLL. Our discovery pipeline includes additional CD3-targeting TetraBi antibodies: ABP-130, which targets carcinoembryonic antigen, or CEA, and ABP-140, which targets cluster of differentiation 38, or CD38. CEA is highly expressed in colorectal cancer and NSCLC, whereas CD38 is highly expressed in liquid tumors, such as multiple myeloma, and solid tumors, such as prostate cancer. We believe that success with ABP-100 will translate into a large, industry-leading pipeline of T-cell engaging agents with the potential to transform the cancer treatment landscape.

Additional programs

In addition to co-targeting tumor cell antigens and CD3, we are also developing TetraBi antibodies that target highly expressed proteins on tumors cells and proteins on immune cells that belong to the tumor necrosis factor receptor, or TNFR, superfamily. ABP-300 targets CD20 on cancer cells and TNFR superfamily member 9, also known 4-1BB, on immune cells. 4-1BB is expressed on a variety of immune cells, including cytotoxic T cells and NK cells. When therapeutic antibodies of the IgG1-class, like Rituxan, bind to cancer cells, they trigger activation of NK cells, which in turn upregulate 4-1BB and initiate a program that results in killing of the tumor cell. By co-targeting CD20 and 4-1BB, ABP-300 is designed to enhance NK cell activation, inducing more effective and durable cancer cell killing. Because 4-1BB is also expressed on cytotoxic T cells, ABP-300 may also enhance T-cell activation and subsequent tumor cell-directed killing. This product candidate is being developed in collaboration with Essex in relation to our co-development arrangement.

We are also extending our immuno-oncology strategy to build different classes of tumor-targeted agents, including ABP-500, which co-targets TNFR superfamily member 12A, or FN14 and cluster of differentiation 47, or CD47, for the treatment of various liquid and solid tumors. In addition, we are developing agents targeting autoimmune disorders in collaboration with Massachusetts General Hospital, or MGH, including ABP-400, an antagonist of SLAM family member 7, or SLAMF7, for the treatment of immunoglobulin G4-related disease, or IgG4-RD.

OUR COLLABORATIONS

We are developing next generation antibodies both for ourselves and in collaboration with leading global biopharmaceutical companies, academic research facilities, and non-profit and government research institutions. We in-license some of the technology that we use in our DiversImmune and MultiMab platforms, as well as selected molecules including our two lead product candidates, ABP-100 and ABP-201/200. We have also entered into different collaboration arrangements for the research and development of other next generation antibody product candidates.

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Research and development collaborations

Our DiversImmune platform has been validated by collaborations with global healthcare leaders. Our technology has been used over the past 10 years to successfully generate antibodies for global pharmaceutical and research institutions against more than 300 different targets, including traditionally difficult therapeutic targets.

Under these research and development collaboration agreements, we generally perform research and development services for our partner, in exchange for payment agreed upon in accordance with the terms of each respective work order. More specifically, the services that we provide under these agreements typically include the integrated analysis of preclinical or clinical samples to identify biomarkers related to, among other things, disease mechanisms and drug effects.

The research and development agreements typically have a stated term, ranging anywhere from one year (where our engagement is for custom antibody production) to up to five years (where we are engaged to test multiple antibodies). We generally have no obligations or ongoing commitments after the specified term of the arrangement. These research and development collaborations help validate our platforms and provide us with funding and additional clinical and regulatory expertise to support the continued expansion of our product candidate pipeline. For example, we produced a novel therapeutic antibody directed against serum amyloid P component, or SAP, for the potential treatment of systemic amyloidosis, a rare and deadly disease caused by the accumulation of abnormal proteins called amyloids. A successful proof of concept study conducted by GlaxoSmithKline, or GSK, in humans demonstrated significant therapeutic clearance of these amyloids by the anti-SAP antibody produced by us, triggering GSK to seek breakthrough designation from the FDA for the therapy. GSK currently has a product in Phase 2 development for amyloidosis. Our strategy is to continue to leverage our relationships with these strategic partners to co-develop proprietary antibody product candidates in the future based on our technologies in one or more specifically defined fields, as we currently do with MedImmune, as described in more detail below.

License and joint research and development agreements

We enter into license and joint research and development agreements in the ordinary course of our business. We have in-licensed certain antibodies from MSK, the National Institutes of Health, or NIH, and MedImmune that we are developing as product candidates. We have also entered into collaboration and licensing agreements with Essex and Luye, under which we will jointly develop and, if successful, eventually commercialize the licensed products in our respective territories. We also have a research agreement with MGH to research certain immunoglobulin G4-related diseases using certain antigens supplied by MGH.

Memorial Sloan Kettering Cancer Center—ABP-100

In March 2017, we entered into an exclusive license agreement with MSK. Under the license agreement, MSK granted to us an exclusive, royalty-bearing, sublicensable (subject to certain conditions), worldwide license under specified patent rights to manufacture, use, sell and import any HER2/OKT3 bispecific antibody developed using the licensed patent rights in the field of human cancer diagnosis, treatment or prevention. We also obtained a non-exclusive, royalty-bearing, sublicensable (subject to certain conditions), worldwide license to use MSK’s know-how in connection with any development, manufacture, sale, import or use of a HER2/OKT3 bispecific antibody developed using the licensed know-how in the field of human cancer diagnosis, treatment or prevention. This molecule is the antibody in our lead product candidate, ABP-100, which we expect to enter the clinic in 2019. We agreed to

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conduct the Phase 1 clinical trial at MSK. MSK reserves the right to use and permit others to use the licensed patent rights for certain non-commercial research and clinical trial purposes, and our license is subject to certain rights of the U.S. government with respect to the licensed patents.

Under the MSK exclusive license agreement, we agreed to use commercially reasonable efforts to reach certain development and commercialization milestones for at least one licensed product or licensed service within specified timeframes and to pay MSK certain fees, including as follows:

➢	an initial license fee payable in two installments;

➢	additional milestone payments up to the mid tens of millions of dollars per licensed product or licensed service upon the achievement of specified milestone events;

➢	running royalties on net sales of any licensed products or licensed services from the low-single digit percentages to the high-single digit percentages, as well as guaranteed annual minimum royalties (which annual minimum royalties may be credited against the running royalties on net sales of any licensed products or services); and

➢	minimum research funding commitment for at least $1.2 million in direct costs for both sponsored research and clinical over two separate four-year periods.

In connection with entry into the exclusive license agreement, we issued shares of our common stock to MSK. We also provided MSK with board observer and information rights, subject to certain limited exceptions.

Our royalty obligations under the agreement generally expire on a country-by-country and licensed product-by-licensed product or licensed service-by-licensed service based on the expiration of patent claims, market exclusivity, or from time of the first commercial sale. Unless earlier terminated, our exclusive license agreement with MSK will expire upon our satisfaction of all obligations under the agreement following the expiration of all royalty payment obligations. Either party may terminate the agreement in the event of an uncured material breach by the other party. MSK may terminate the agreement upon the occurrence of specified bankruptcy events for us or if we are convicted of a felony related to the manufacture, use or sales of the licensed products, or if we fail to pay MSK fees, royalties, ongoing patent expenses or other certain amounts payable under the agreement and do not cure such failure within the specified notice and cure period.

National Institutes of Health—ABP-110

In September 2017 we entered into a patent license agreement effective as of August 1, 2017 with the National Cancer Institute, or NCI, a division of the NIH, pursuant to which we received an exclusive, worldwide, license, with the right to sublicense (subject to certain conditions), under certain patent rights to make, have made, use, have used, sell, have sold, offer to sell and import products covered by the licensed patents in the field of using certain monoclonal antibodies as monospecific or bispecific antibodies for the treatment of liver cancer. We are required to either (i) amend the license agreement no later than January 1, 2019 to narrow the licensed field of use to a single selected lead monoclonal antibody candidate or (ii) pay quarterly extension royalties of $25,000 beginning in January 2019 and then $50,000 in subsequent quarters.

Our license is subject to the reserved rights of NCI and the U.S. government. Additionally, all licensed products used or sold in the United States are required to be manufactured substantially within the United States.

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We paid NCI a $100,000 nonrefundable, noncreditable license issue royalty in connection with entry into the agreement, and agreed to pay a $25,000 minimum annual royalty, creditable against any earned royalties, and we agreed to pay royalties of a single digit percentage based on net sales of licensed products. We also agreed to pay up to an aggregate of approximately $15.6 million of benchmark royalties, which are payable upon achieving certain clinical, regulatory and commercial milestones. We also agreed to pay sublicense royalties ranging from a mid-single digit percentage to a low-double digit percentage based on the fair value of the consideration we receive from any sublicensees. The royalty term expires on a licensed patent-to-licensed patent and country-by-country basis upon the earlier of (i) the date an application in the licensed patents has been abandoned, (ii) the date a licensed patent expires or (iii) the date a licensed patent has been held invalid or unenforceable by a court of competent jurisdiction or administrative agency.

Unless earlier terminated, our agreement with NCI will expire upon expiration of all licensed patent rights. NCI may terminate our agreement upon the occurrence of specified bankruptcy events for us or if we are in material default or breach of the agreement and do not cure within a specified notice and cure period. NCI may terminate the agreement if necessary to meet the public use requirement specified by federal regulations and we are not reasonably satisfying such requirements. We may also terminate the agreement as to any licenses in any country or territory upon 60 days written notice. Upon expiration or termination of the agreement, we are required to return to NCI or destroy all licensed products and other materials in the licensed patents.

MedImmune Limited—ABP-201 / ABP-200

In August 2016, we entered into a collaboration and license agreement with our majority-owned subsidiary, AbMed Corporation, or AbMed, and MedImmune, pursuant to which MedImmune granted AbMed an exclusive, worldwide, royalty-bearing, sublicensable (subject to certain conditions) license under specified patent rights to make, use, sell certain of its proprietary ANG-2/VEGF-H1RK bispecific antibodies. We are using these antibodies in our ABP-201 and ABP-200 product candidates. We agreed to use commercially reasonable efforts to reach certain development and commercialization milestones for such bispecific antibodies within specified timeframes, and to make financial contributions to AbMed in exchange for an equity stake, which funds are to be used by AbMed to perform research under the agreement. We hold 82% of the capital stock of AbMed, and MedImmune holds the remainder. We responsible for the operational activities of AbMed, and bear all costs necessary to operate AbMed. Our chief executive officer, Ian Chan, is also the chief executive officer of AbMed and oversees the business strategy and operations of AbMed.

Under the agreement, AbMed agreed to pay MedImmune milestone and royalty payments, including:

➢	up to $244.0 million in milestone payments, which are comprised of $14.0 million upon meeting certain clinical development milestones, $80.0 million upon achieving certain regulatory events and $150.0 million upon meeting certain worldwide commercial sales thresholds; and

➢	tiered high-single to low double-digit percentage royalties based on annualized net sales of each product commercialized from our collaboration on a country-by-country basis.

Unless earlier terminated in accordance with its terms, the agreement with AbMed and MedImmune remains in effect on a country-by-country basis until the expiration of the last royalty term in such country. AbMed could be required to redeem MedImmune’s equity stake in certain circumstances.

In August 2017, we entered into a side letter with MedImmune to clarify our agreement with MedImmune regarding the timing of our required contribution to AbMed and the issuance of MedImmune’s equity stake.

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Essex Bio-Investment Limited—ABP-300

In January 2016, we entered into a collaboration and license agreement with Essex to jointly develop antibodies for one or more antigen targets, and then to develop and commercialize one or more products based upon such jointly developed antibodies. Under the agreement, we granted Essex an exclusive, sublicensable, perpetual license to make, use, import and export certain licensed antibodies in China (defined in the agreement as the People’s Republic of China, Hong Kong, Macau and Taiwan). Essex also granted us an exclusive, sublicensable (subject to certain conditions) license solely to make, use, sell and import certain licensed products co-developed by us and Essex under the agreement throughout the world, excluding China (as defined in the agreement).

We agreed to form a joint steering committee to oversee the collaboration that includes representatives from both our company and Essex. We agreed to use our commercially reasonable efforts to identify lead candidate licensed antibodies for development and then subsequently develop such licensed antibodies until the filing of an IND application with the FDA in accordance with the development plan. Upon the filings of an IND application with the FDA, Essex has an exclusive option to further develop the licensed antibodies and use its commercially reasonable efforts to further develop such licensed antibodies towards a licensed product in China (as defined in the agreement) in accordance with the development plan. In the event Essex does not exercise such option within the specified timeframe, we are then free to further develop and commercialize the subject licensed antibody or licensed product. We will be responsible for all resources required and related costs incurred to perform our development responsibilities with respect to the licensed antibodies up to the point of IND filing. Essex will bear its costs to further develop any licensed antibodies that it chooses as part of its option exercise.

Under the agreement, Essex agreed to pay us a mid-single-digit percentage royalty of net sales of licensed products generated by Essex, its affiliates or sublicensees beginning with the first commercial sale of a licensed product in its territory. We also agreed to pay Essex a high-single-digit percentage royalty of net sales generated by us, our affiliates or sublicensees on licensed products that are subject to Essex’s development option and developed by Essex, beginning with the first commercial sale by us in our territory.

Unless earlier terminated, the initial term of the agreement continues in effect for 10 years and automatically renews for successive two-year terms. Either party may terminate the agreement by providing not less than 90 days’ prior written notice before the end of the initial or any subsequent two-year term thereafter. Either party may terminate the agreement in the event of a material breach by the other party if such breach remains uncured for a specified period, upon the occurrence of specified bankruptcy events for the other party, or upon a force majeure event lasting longer than a specified period. Upon termination of the agreement, all of Essex’s unexercised options expire and all rights and licenses granted by either party immediately terminate, however the obligations and licenses with respect to licensed products subject to an option exercised by Essex and co-developed by us and Essex shall survive the termination of the agreement.

Luye Pharma Group Ltd—ABP-130 and ABP-140

In November 2017, we entered into a collaboration and license agreement with Luye to jointly develop two bispecific antibodies to one or more mutually agreed antigen targets, and then to develop and commercialize one or more products based upon such jointly developed bi-specific antibodies. Under the agreement, we granted Luye and its affiliates an exclusive, sublicensable and perpetual license to certain antibodies for which Luye has exercised its option under the agreement and related clinical data, solely to perform its development responsibilities under the agreement and to make, have made, use, offer for sale,

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sell and import products that are developed by the parties under the agreement in China (defined in the agreement as the People’s Republic of China, Hong Kong and Macau). Luye also granted us and our affiliates an exclusive, sublicensable (subject to certain conditions) and perpetual license to certain antibodies and related clinical data, solely to perform our development responsibilities under the agreement and to make, have made, use, offer for sale, sell and import throughout the world the products developed by the parties, excluding China (as defined in the agreement). Luye also has a right of first negotiation if we desire to license, sell, or otherwise transfer our rights to a licensed antibody or product outside of China (as defined in the agreement) to a third party.

We agreed to form a joint steering committee to oversee the collaboration that includes representatives from both our company and Luye and a third independent member to act as chairperson of the steering committee. We agreed to use our commercially reasonable efforts to identify lead licensed antibodies for development, and, through the steering committee, the parties will elect one lead candidate licensed antibody from each program for development. We agreed to use commercially reasonable efforts to develop such licensed antibodies through completion of one or more small animal in vivo studies. The selected antibodies are ABP-130 and ABP-140. After completion of the animal studies, Luye has the exclusive option to further develop such licensed antibody and use commercially reasonable efforts to develop such antibody towards a product in China (as defined in the agreement) in accordance with the development plan. Each party will subsequently be responsible for its own development costs, including all preclinical work and through the animal study. If Luye does not exercise such option within the specified timeframe, we are then free to further develop and commercialize the subject licensed antibody or licensed product. If either party fails to perform its development obligations with respect to a licensed antibody or product in accordance with the development plan, the other party has the right to (i) revoke the licenses it granted the breaching party under the agreement and (ii) assume the development and commercialization of such licensed antibody or product in the breaching party’s territory.

Under the agreement, Luye paid us a one-time fee of $300,000 (or $150,000 per multivalent bispecific antibody to be developed under the agreement). Luye agreed to reimburse us up to $1.5 million of research and development costs incurred per licensed antibody per an agreed development plan, as well as other amounts in excess of $1.5 million provided such expenses are mutually agreed and reflected in an amended development plan. Luye also agreed to pay us low to mid-single digit percentage tiered royalties based on net sales of licensed products by Luye in its territory, and we agreed to pay Luye low to mid-single digit tiered percentage royalties based on our net sales of licensed products in our territory. We are also eligible to receive up to an aggregate of approximately $581.6 million of non-refundable milestone payments from Luye upon achieving certain development, regulatory approval and commercialization milestones for each unique licensed antibody or product. We also agreed to pay Luye an aggregate of $13.5 million in non-refundable milestones tied to certain clinical trial and regulatory milestones for licensed antibodies or products in our territory.

The rights in and to any licensed antibodies developed by the parties under the agreement will be jointly owned by both parties, regardless of whether such licensed antibody was developed solely or jointly. Each party will have the final decision-making rights regarding the preparation, filing, prosecution and maintenance of the intellectual property rights covering the licensed antibodies in its respective territory. Each party at its sole cost and expense will have the sole right, but not the obligation, to enforce and defend such intellectual property rights in its respective territory.

Unless earlier terminated, the term of the agreement continues for so long as the parties are commercializing a product in their respective territories and in no event less than 10 years. Unless earlier terminated, the agreement will not expire during the pendency of any product IND or application for

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regulatory approval. Either party may terminate the agreement in the event of a material breach by the other party if such breach remains uncured for during a notice and cure period or upon the occurrence of specified bankruptcy events for the other party. Upon termination of the agreement, all of Luye’s unexercised options (as defined in the agreement) expire and all rights and licenses granted by either party immediately terminate, however that the obligations and licenses with respect to products subject to an option exercised by Luye and co-developed by us and Luye will survive the termination of the agreement. Upon termination, the antibody intellectual property (as defined in the agreement) will continue to be jointly owned by the parties; however, neither party nor its affiliates has the right to exploit the jointly developed intellectual property in the other party’s territory without such other party’s prior written consent.

Massachusetts General Hospital—ABP-400

In April 2016, we entered into a joint research agreement with MGH to research immunoglobulin G4-related diseases. Under the agreement, MGH supplies us with certain antigens and we supply MGH with certain antibodies created through the use of such antigens.

Each party has a nonexclusive license to use the other party’s intellectual property created outside of the research performed pursuant to this agreement. In addition, MGH agreed to grant us the exclusive right to negotiate a worldwide, royalty-bearing license to MGH’s rights in its intellectual property related to the use of the anti-SLAMF7 antibody as a therapeutic to treat immunoglobulin G4-related diseases in animals. Any product jointly developed under the agreement will be co-owned by the parties. Each party is responsible for its own expenses incurred in connection with its respective activities under the agreement.

Unless earlier terminated, the agreement expires upon the later of the third anniversary of the effective date of the agreement or the expiration of any option granted to us by MGH under the agreement. Either party may terminate the agreement if the other party defaults in the performance of any material obligation and does not remedy such default within a specified cure period after receiving notification of such default. Either party may also terminate the agreement upon the occurrence of specified bankruptcy events for the other party. In the event of expiration or termination of the agreement MGH agreed to provide us with a report describing its research results, including raw data, and we have the right to use such information for our own business needs so long as such use does not preempt MGH’s publication or public disclosure of such information and is not covered by MGH’s intellectual property rights which have not been licensed to us.

MANUFACTURING

We produce small-scale quantities of our antibodies and reagents for characterization, in vitro and in vivo preclinical assessment of product candidates at our Woburn, Massachusetts research and development facilities. We do not have, and we do not currently plan to acquire or develop, the infrastructure, facilities or capabilities to manufacture current Good Manufacturing Practices, or cGMP, bulk drug substance or filled drug product for use in human clinical trials. We intend to utilize third-party manufacturers such as contract manufacturing organizations, or CMOs, to produce, test and release cGMP bulk drug substance and drug product for our planned clinical trials. We expect to continue to rely on such third parties to manufacture clinical trial material for the foreseeable future.

We currently do not have any agreements with CMOs for the manufacture of clinical trial material, nor have any such third-party contract manufacturers produced cGMP batches of our product candidates.

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However, our expected contract counterparties have a long successful track record of manufacturing clinical and commercial products for other companies under cGMP compliance and have previously been inspected by regulatory authorities for compliance with cGMP standards.

COMPETITION

The biotechnology and biopharmaceutical industries, and the immuno-oncology and ophthalmology subsectors, are characterized by rapid evolution of technologies, fierce competition and strong defense of intellectual property. Any product candidates that we successfully develop and commercialize will have to compete with existing therapies and new therapies that may become available in the future. While we believe that our proprietary DiversImmune and MultiMab platforms, along with our scientific expertise in the field of biologics and immuno-oncology, provide us with competitive advantages, a wide variety of institutions, including large biopharmaceutical companies, specialty biotechnology companies, academic research departments and public and private research institutions, are actively developing potentially competitive products and technologies. Our competitors generally fall within the following categories:

➢	Antibody developers. Such as Adimab Inc., AnaptysBio, Inc., Bristol-Myers Squibb Company, Glenmark Pharmaceuticals, Inc., Intrexon Corporation, Jounce Therapeutics, Inc., MorphoSys AG, and Regeneron Pharmaceuticals, Inc.

➢	Immune-based treatments for cancer, such as CAR T and TCR therapies. Such as Bellicum Pharmaceuticals, Inc., Bluebird bio, Inc., Celgene Corporation, Cellectis S.A., Gilead Sciences, Inc., Intrexon Corporation, Juno Therapeutics, Inc., Novartis AG, and Genentech, Inc. (a member of the Roche Group, or Genentech/Roche).

➢	Treatments for Ophthalmology related indications. Such as Allergan plc, Genentech/Roche, Novartis International AG, and Regeneron Pharmaceuticals, Inc.

Many of our competitors, either alone or with strategic partners, have substantially greater financial, technical and human resources than we do. Accordingly, our competitors may be more successful than us in obtaining approval for treatments and achieving widespread market acceptance, rendering our treatments obsolete or non-competitive. Accelerated merger and acquisition activity in the biotechnology and pharmaceutical industries may result in even more resources being concentrated among a smaller number of our competitors. These companies also compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical study sites and patient registration for clinical studies and acquiring technologies complementary to, or necessary for, our programs. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

Our commercial opportunity could be substantially limited in the event that our competitors develop and commercialize products that are more effective, safer, less toxic, more convenient or less expensive than our comparable products. Competitors may also obtain regulatory approvals before us, resulting in our competitors building a strong market position in advance of our products’ entry, if any. We believe the factors determining the success of our product pipeline will be the efficacy, safety and convenience of our product candidates.

INTELLECTUAL PROPERTY

Our commercial success will depend significantly on our and our licensors’ ability to obtain and maintain patent and other proprietary protection for our product candidates and the other technology, inventions

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and improvements we consider important to our business, defend any patents we obtain or in-license, preserve the confidentiality of our trade secrets and operate without infringing the patents and proprietary rights of third parties. Our policy is to seek to protect our proprietary and intellectual property position by, among other methods, filing and in-licensing U.S., international (under Patent Cooperation Treaty, or PCT) and foreign patent applications related to our product candidates and other proprietary technology, inventions and improvements that we consider are important to the development and implementation of our business. We also rely on trade secrets, know-how and continuing technological innovation to develop and maintain our proprietary and intellectual property position.

ABP-100

As of March 31, 2018, we have exclusively licensed from MSK rights relating to our ABP-100 product candidate. Namely, MSK’s rights to their proprietary bispecific antibody “Her2-huOKT3,” which binds to both the receptor tyrosine kinase HER2 and to the T-cell receptor CD3 as covered by a family of pending patent applications in the United States, Australia, Canada, China, Europe and Japan, with claims that are directed to compositions of matter, methods of use, and methods of manufacture. Any patents resulting from applications in this family would be expected to expire in 2035, excluding any patent term adjustments and/or extensions. We do not currently own or in-license any issued patents covering our ABP-100 product candidate.

ABP-201 and ABP-200

Through our wholly owned subsidiary, we have exclusively licensed from MedImmune rights to proprietary bispecific antibodies relating to our ABP-201 and ABP-200 product candidates, which bind to both angiopoietin-2, or ANG-2, and vascular endothelial growth factor, or VEGF. As of March 31, 2018, these antibodies are covered by two patent families comprised of pending and/or issued U.S. and international patents and applications that are directed to compositions of matter and methods of use. As of March 31, 2018, one of these licensed patent families included two issued U.S. patents, and issued patents in Australia, Canada, China, Europe and Japan, as well as pending applications in the United States and Europe. The patents in this family are expected to expire in 2025, excluding any patent term adjustments and/or extensions. As of March 31, 2018, the second family of patents includes a pending international application. Any patents resulting from that application would be expected to expire in 2037, excluding any patent term adjustments and/or extensions.

Other

As of March 31, 2018, we own rights in 32 pending U.S. provisional patent applications directed to various aspects of our platform technologies and future product candidates. These include provisional applications directed to a variety of bispecific antibodies with specificities directed to tumor antigens including GPC3, CD20, HER2, HER3, CD319, and PD-L1, and to T-cell receptors including CD3, CD137, and PD-1. Any patents resulting from these applications would be expected to expire in 2038, excluding any patent term adjustments and/or extensions. A provisional patent application is not eligible to become an issued patent until, among other things, we file a non-provisional patent application within 12 months of the filing date of the provisional patent application. If we do not timely file non-provisional patent applications, we may lose our priority date with respect to our provisional patent applications and any patent protection on the inventions disclosed in our provisional patent applications. Moreover, we cannot predict whether such future patent applications will result in the issuance of patents that effectively protect any of our product candidates or will effectively prevent others from commercializing competitive products.

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Regulatory framework

The term of individual patents depends upon the legal term for patents in the countries in which they are obtained. In most countries, including the United States, the patent term is 20 years from the earliest filing date of a non-provisional patent application. In the United States, a patent’s term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the USPTO in examining and granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier filed co-owned patent. The term of a patent that covers a drug or biological product may also be eligible for patent term extension when FDA approval is granted, provided statutory and regulatory requirements are met. However, as to the FDA component, the restoration period cannot be longer than five years and the total patent term including the restoration period must not exceed 14 years following the FDA approval. Additionally, only one patent may be extended, and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. The duration of foreign patents varies in accordance with provisions of applicable local law, but typically is also 20 years from the earliest effective filing date. In the future, if and when our product candidates receive approval by the FDA or foreign regulatory authorities, we expect to apply for patent term extensions on issued patents covering those products, depending upon the length of the clinical studies for each product and other factors. There can be no assurance that any of our pending patent applications will issue or that we will benefit from any patent term extension or favorable adjustments to the terms of any of our patents. The FDA and the USPTO in the United States, and any equivalent regulatory authority in other countries, may not agree with our assessment of whether such extensions are available, and may refuse to grant extensions to our patents, or may grant more limited extensions than we request. An extension may also not be granted because of, for example, a failure to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to the expiration of relevant patents, or otherwise failing to satisfy applicable requirements. The actual protection afforded by a patent varies on a product-by-product basis, from country-to-country, and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country, and the validity and enforceability of the patent.

In addition to patents, we rely upon unpatented trade secrets and know-how and continuing technological innovation to develop and maintain our competitive position. We seek to protect our proprietary information, in part, by executing confidentiality agreements with our collaborators and scientific advisors, and non-competition, non-solicitation, confidentiality and invention assignment agreements with our employees and consultants. We also have or intend to implement executed agreements requiring assignment of inventions with selected scientific advisors and collaborators. These confidentiality agreements are designed to protect our proprietary information and, in the case of invention assignment agreements, to grant us ownership of technologies that are developed through a relationship with a third party. However, these agreements may be breached, and we may not have adequate remedies for any breach, with a third party. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our commercial partners, collaborators, employees and consultants use intellectual property owned by others in their work for use, disputes may arise as to the rights in related or resulting know-how and inventions.

We also seek to preserve the integrity and confidentiality of our proprietary technology and processes by maintaining physical security of our premises and physical and electronic security of our information technology systems. Although we have confidence in these individuals, organizations, and systems, agreements or security measures may be breached and we may not have adequate remedies for any breach. To the extent that our employees, contractors, consultants, collaborators, and advisors use

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intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. For more information regarding the risks related to our intellectual property, proprietary technology, inventions, improvements, platforms and product candidates, please see the section entitled “Risk factors—Risks related to intellectual property.”

GOVERNMENT REGULATION AND PRODUCT APPROVAL

Governmental authorities in the United States, at the federal, state, and local level, and other countries extensively regulate, among other things, the research, development, testing, manufacture, labeling, packaging, promotion, storage, advertising, distribution, marketing, and export and import of products such as those we are developing. Our therapeutic product candidates must be approved by the FDA through the Biologics License Application, or BLA, process before they may be legally marketed in the United States and will be subject to similar requirements in other countries prior to marketing in those countries. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local, and foreign statutes and regulations require the expenditure of substantial time and financial resources.

U.S. Government regulation

In the United States, the FDA regulates drugs under the U.S. Food, Drug, and Cosmetic Act, or FDCA, and, in the case of therapeutic biologics, the Public Health Services Act, or PHSA, and implementing regulations of each. Failure to comply with the applicable U.S. requirements at any time during the product development or approval process, or after approval, may subject an applicant to administrative or judicial sanctions, any of which could have a material adverse effect on us. These sanctions could include:

➢	refusal to approve pending applications;

➢	withdrawal of an approval;

➢	imposition of a clinical hold;

➢	warning or untitled letters;

➢	seizures or administrative detention of product;

➢	total or partial suspension of production or distribution; or

➢	injunctions, fines, disgorgement, or civil or criminal penalties.

BLA approval process

The process required by the FDA before a therapeutic biologic may be marketed in the United States generally involves the following:

➢	completion of nonclinical laboratory tests, animal studies and formulation studies conducted according to Good Laboratory Practices, and other applicable regulations;

➢	submission to the FDA of an IND, which must become effective before human clinical trials may begin;

➢	performance of adequate and well-controlled human clinical trials according to Good Clinical Practices, or GCPs, to establish the safety and efficacy of the product candidate for its intended use;

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➢	submission to the FDA of a BLA;

➢	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product candidate is produced to assess readiness for commercial manufacturing and conformance to the manufacturing-related elements of the application, to conduct a data integrity audit, and to assess compliance with cGMPs to assure that the facilities, methods, and controls are adequate to preserve the product candidate’s identity, strength, quality, and purity; and

➢	FDA review and approval of the BLA.

Once a biopharmaceutical candidate is identified for development, it enters the preclinical or nonclinical testing stage. Nonclinical tests include laboratory evaluations of product chemistry, toxicity, and formulation, as well as animal studies. An IND sponsor must submit the results of the nonclinical tests, together with manufacturing information and analytical data, to the FDA as part of the IND. Some nonclinical testing may continue even after the IND is submitted. In addition to including the results of the nonclinical studies, the IND will also include a protocol detailing, among other things, the objectives of the clinical trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated if the first phase lends itself to an efficacy determination. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, places the IND on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can begin. A clinical hold may occur at any time during the life of an IND and may affect one or more specific studies or all studies conducted under the IND.

All clinical trials must be conducted under the supervision of one or more qualified investigators in accordance with GCPs. They must be conducted under protocols detailing the objectives of the trial, dosing procedures, research subject selection and exclusion criteria, and the safety and effectiveness criteria to be evaluated. Each protocol, and any subsequent material amendment to the protocol, must be submitted to the FDA as part of the IND, and progress reports detailing the status of the clinical trials must be submitted to the FDA annually. Sponsors also must report to the FDA serious and unexpected adverse reactions in a timely manner, any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigation brochure or any findings from other studies or animal or in vitro testing that suggest a significant risk in humans exposed to the product candidate. An institutional review board, or IRB, at each institution participating in the clinical trial must review and approve the protocol before a clinical trial commences at that institution and must also approve the information regarding the trial and the consent form that must be provided to each research subject or the subject’s legal representative, monitor the study until completed and otherwise comply with IRB regulations. There are also requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined.

➢	Phase 1—The product candidate is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution, and elimination. In the case of some therapeutic candidates for severe or life-threatening diseases, such as cancer, especially when the product candidate may be inherently too toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.

➢	Phase 2—Clinical trials are performed on a limited patient population intended to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

➢

Phase 3—Clinical trials are undertaken to further evaluate dosage, clinical efficacy, and safety in an expanded patient population at geographically dispersed clinical study sites. These studies are intended

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to establish the overall risk-benefit ratio of the product and provide an adequate basis for product labeling.

A pivotal study is a clinical study that adequately meets regulatory agency requirements for the evaluation of a product candidate’s efficacy and safety such that it can be used to justify the approval of the product. Generally, pivotal studies are also Phase 3 studies but may be Phase 2 studies if the trial design provides a reliable assessment of clinical benefit, particularly in situations where there is an unmet medical need. Human clinical trials are inherently uncertain and Phase 1, Phase 2, and Phase 3 testing may not be successfully completed. The FDA or the sponsor may suspend a clinical trial at any time for a variety of reasons, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the product candidate has been associated with unexpected serious harm to patients.

During the development of a new product candidate, sponsors are given opportunities to meet with the FDA at certain points; specifically, prior to the submission of an IND, at the end of Phase 2 and before a BLA or New Drug Application, or NDA, is submitted. Meetings at other times may be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date and for the FDA to provide advice on the next phase of development.

Post-approval trials, sometimes referred to as “Phase 4” clinical trials, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, FDA may mandate the performance of such “Phase 4” clinical trials.

Concurrent with clinical trials, sponsors usually complete additional animal safety studies, develop additional information about the chemistry and physical characteristics of the product candidate, and finalize a process for manufacturing commercial quantities of the product candidate in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and the manufacturer must develop methods for testing the quality, purity, and potency of the product candidate. To help reduce the risk of the introduction of adventitious agents with use of biological products, the PHSA emphasizes the importance of manufacturing control for products whose attributes cannot be precisely defined. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other criteria, the sponsor must develop methods for testing the identity, strength, quality, potency, and purity of the final biological product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the biological product candidate does not undergo unacceptable deterioration over its shelf life. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its proposed shelf-life.

The results of product development, nonclinical studies, and clinical trials, along with descriptions of the manufacturing process, analytical tests and other control mechanisms, proposed labeling, and other relevant information are submitted to the FDA as part of a BLA requesting approval to market the product. Under the Prescription Drug User Fee Act, or PDUFA, as amended, each BLA must be accompanied by a significant user fee. The FDA adjusts the PDUFA user fees on an annual basis. PDUFA also imposes an annual product fee for products and an annual establishment fee on facilities used to manufacture prescription biological or drug products. Fee waivers or reductions are available in certain circumstances, such as where a waiver is necessary to protect the public health, where the fee would

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present a significant barrier to innovation, or where the applicant is a small business submitting its first human therapeutic application for review.

Within 60 days following submission of the application, the FDA reviews a BLA submitted to determine if it is substantially complete before the agency accepts it for filing. The FDA may refuse to accept for filing any BLA that it deems incomplete or not properly reviewable at the time of submission, and may request additional information. In this event, the BLA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review of the BLA. The FDA reviews the BLA to determine, among other things, whether the proposed product is safe, potent, and/or effective for its intended use, and has an acceptable purity profile and whether the product is being manufactured in accordance with cGMP. The FDA may refer applications for novel products or products that present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation, and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

During the product approval process, the FDA also will determine whether a Risk Evaluation and Mitigation Strategy, or REMS, plan is necessary to assure the safe use of the product. If the FDA concludes a REMS plan is needed, the sponsor of the BLA must submit a proposed REMS plan. The FDA will not approve a BLA without a REMS plan, if required. The FDA has authority to require a REMS plan to ensure that the benefits of a drug or therapeutic biologic outweigh the risks.

Before approving a BLA, the FDA will inspect the facilities at which the product is manufactured. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving a BLA, the FDA will typically inspect one or more clinical sites to assure that the clinical trials were conducted in compliance with IND trial requirements and GCP requirements. To assure cGMP and GCP compliance, an applicant must incur significant expenditure of time, money, and effort in the areas of training, record keeping, production, and quality control.

Notwithstanding the submission of relevant data and information, the FDA may ultimately decide that the BLA does not satisfy its regulatory criteria for approval and deny approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data. If the agency decides not to approve the BLA in its present form, the FDA will issue a complete response letter that describes all of the specific deficiencies in the BLA identified by the FDA. The deficiencies identified may be minor, for example, requiring labeling changes, or major, for example, requiring additional clinical trials. Additionally, the complete response letter may include recommended actions that the applicant might take to place the application in a condition for approval. If a complete response letter is issued, the applicant may either resubmit the BLA, addressing all of the deficiencies identified in the letter, or withdraw the application.

Even if a product receives regulatory approval, the approval may be significantly limited to specific indications and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings, or precautions be included in the product labeling. The FDA may impose restrictions and conditions on product distribution, prescribing, or dispensing in the form of a risk management plan, or otherwise limit the scope of any approval.

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Post-approval requirements

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements is not maintained or if problems occur after the product candidate reaches the market. Later discovery of previously unknown problems with a product candidate may result in restrictions on the product candidate or even complete withdrawal of the product candidate from the market. After approval, some types of changes to the approved product candidate, such as adding new indications, manufacturing changes, and additional labeling claims, are subject to further FDA review and approval. In addition, the FDA may under some circumstances require testing and surveillance programs to monitor the effect of approved therapeutic candidates that have been commercialized, and the FDA under some circumstances has the power to prevent or limit further marketing of a product candidate based on the results of these post-marketing programs.

Any therapeutic candidates manufactured or distributed by us pursuant to FDA approvals are subject to continuing regulation by the FDA, including, among other things:

➢	record-keeping requirements;

➢	reporting of adverse experiences with the product candidate;

➢	providing the FDA with updated safety and efficacy information;

➢	product sampling and distribution requirements;

➢	notifying the FDA and gaining its approval of specified manufacturing or labeling changes; and

➢	complying with FDA promotion and advertising requirements, which include, among other things, standards for direct-to-consumer advertising, restrictions on promoting products for uses or in patient populations that are not described in the product’s approved labeling, limitations on industry-sponsored scientific and educational activities and requirements for promotional activities involving the internet.

Therapeutic manufacturers and other entities involved in the manufacture and distribution of approved therapeutic products are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and some state agencies for compliance with cGMPs and other laws. The FDA periodically inspects manufacturing facilities to assess compliance with cGMP, which imposes extensive procedural, substantive, and record-keeping requirements. In addition, changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require FDA approval before being implemented. FDA regulations would also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon us and any third-party manufacturers that we may decide to use if our product candidates are approved. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.

The Orphan Drug Act

Under the Orphan Drug Act, the FDA may grant Orphan Drug Designation to drugs intended to treat a rare disease or condition — generally a disease or condition that affects fewer than 200,000 individuals in the United States. Orphan Drug Designation must be requested before submitting an NDA. After the FDA grants Orphan Drug Designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA. Orphan Drug Designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. The first NDA applicant to receive FDA

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approval for a particular active ingredient to treat a particular disease with FDA Orphan Drug Designation is entitled to a seven-year exclusive marketing period in the United States for that product, for that indication. During the seven-year exclusivity period, the FDA may not approve any other applications to market the same drug for the same disease, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity. Orphan drug exclusivity does not prevent the FDA from approving a different drug for the same disease or condition, or the same drug for a different disease or condition. Among the other benefits of Orphan Drug Designation are tax credits for certain research and a waiver of the NDA application user fee.

New legislation and regulations

From time to time, legislation is drafted, introduced, and passed in Congress that could significantly change the statutory provisions governing the testing, approval, manufacturing, and marketing of products regulated by the FDA. In addition to new legislation, FDA regulations and policies are often revised or interpreted by the agency in ways that may significantly affect our business and our products. It is impossible to predict whether further new legislation will be enacted or FDA regulations, guidance, policies, or interpretations changed or what the effect of such changes, if any, may be.

Review and approval of drug products outside the United States

In order to market any product outside of the United States, a company must also comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales, and distribution of drug products. Whether or not it obtains FDA approval for a product, the company would need to obtain the necessary approvals by the comparable foreign regulatory authorities before it can commence clinical trials or marketing of the product in those countries or jurisdictions. The approval process ultimately varies between countries and jurisdictions and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries and jurisdictions might differ from and be longer than that required to obtain FDA approval. Regulatory approval in one country or jurisdiction does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country or jurisdiction may negatively impact the regulatory process in others.

Pharmaceutical coverage, pricing and reimbursement

In the United States and markets in other countries, patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Significant uncertainty exists as to the coverage and reimbursement status of products approved by the FDA and other government authorities. Thus, even if a product candidate is approved, sales of the product will depend, in part, on the extent to which third-party payors, including government health programs in the United States such as Medicare and Medicaid, commercial health insurers and managed care organizations, provide coverage, and establish adequate reimbursement levels for, the product. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors are increasingly challenging the prices charged, examining the medical necessity, and reviewing the cost-effectiveness of medical products and services and imposing controls to manage costs. Third-party payors may limit coverage to specific products on an approved list, also known as a formulary, which might not include all of the approved products for a particular indication.

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In order to secure coverage and reimbursement for any product that might be approved for sale, a company may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product, in addition to the costs required to obtain FDA or other comparable marketing approvals. Nonetheless, product candidates may not be considered medically necessary or cost effective. A decision by a third-party payor not to cover a product candidate could reduce physician utilization once the product is approved and have a material adverse effect on sales, results of operations and financial condition. Additionally, a payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a drug product does not assure that other payors will also provide coverage and reimbursement for the product, and the level of coverage and reimbursement can differ significantly from payor to payor.

The containment of healthcare costs also has become a priority of federal, state and foreign governments and other third party payors, and the prices of drugs have been a focus in this effort. Governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement, and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit a company’s revenue generated from the sale of any approved products. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which a company or its collaborators receive marketing approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Outside the United States, ensuring adequate coverage and payment for a product also involves challenges. Pricing of prescription pharmaceuticals is subject to governmental control in many countries. Pricing negotiations with governmental authorities can extend well beyond the receipt of regulatory marketing approval for a product and may require a clinical trial that compares the cost effectiveness of a product to other available therapies. The conduct of such a clinical trial could be expensive and result in delays in commercialization.

Healthcare law and regulation

Healthcare providers and third-party payors play a primary role in the recommendation and prescription of drug products that are granted marketing approval. Arrangements with providers, consultants, third-party payors, and customers are subject to broadly applicable fraud and abuse, anti-kickback, false claims laws, reporting of payments to physicians and teaching physicians, patient privacy laws and regulations, and other healthcare laws and regulations that may constrain business and/or financial arrangements. Restrictions under applicable federal and state healthcare laws and regulations include the following:

➢	the federal Anti-Kickback Statute, which prohibits, among other things, a person or entity from knowingly and willfully soliciting, offering, paying, receiving, or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, lease, order, arrange for or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, by a federal healthcare program such as Medicare or Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, a violation of the Anti-Kickback Statute can form the basis for a violation of the federal False Claims Act (discussed below);

➢

federal civil and criminal false claims laws, including the civil False Claims Act, and civil monetary penalties laws, which prohibit an individual or entity from, among other things, knowingly presenting,

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or causing to be presented, to the federal government, claims for payment that are false, fictitious, or fraudulent or knowingly making, using, or causing to made or used a false record or statement to avoid, decrease, or conceal an obligation to pay money to the federal government;

➢	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program, or knowingly and willingly falsifying, concealing, or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items, or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

➢	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, and their respective implementing regulations, including the Final Omnibus Rule published in January 2013, which impose obligations on certain covered entity healthcare providers, health plans, and healthcare clearinghouses as well as their business associates that perform certain services involving the use or disclosure of individually identifiable health information, including mandatory contractual terms, with respect to safeguarding the privacy, security, and transmission of individually identifiable health information, and require notification to affected individuals and regulatory authorities of certain breaches of security of individually identifiable health information;

➢	the federal false statements statute, which prohibits knowingly and willfully falsifying, concealing, or covering up a material fact, or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items, or services;

➢	the federal transparency requirements known as the federal Physician Payments Sunshine Act, created by the Patient Protection and Affordable Care Act, as amended by the Health Care Education Reconciliation Act, or the ACA, which requires certain manufacturers of drugs, devices, biologics, and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program to report annually to the Centers for Medicare & Medicaid Services, or CMS, information related to payments and other transfers of value made to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members; and

➢	analogous local, state, and foreign laws and regulations, such as state anti-kickback and false claims laws that may apply to healthcare items or services that are reimbursed by third-party payors, including private insurers; local, state, and foreign transparency laws that require manufacturers to report information related to payments and transfers of value to other health care providers and health care entities, or marketing expenditures; state laws that require pharmaceutical companies to register certain employees engaged in marketing activities in the locale and comply with the pharmaceutical industry’s voluntary compliance guidelines or relevant compliance guidance promulgated by the federal government; and state and foreign laws that govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

If our operations are found to be in violation of any such requirements, we may be subject to sanctions, including criminal fines, significant civil monetary penalties, individual imprisonment, disgorgement, contractual damages, reputational harm, exclusion from participation in government healthcare programs, integrity obligations, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of pre-marketing product approvals, private qui tam actions brought by individual whistleblowers in the name of the government, refusal to allow us to enter into supply contracts, including government contracts, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. Although

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effective compliance programs can mitigate the risk of investigation and prosecution for violations of these laws, these risks cannot be entirely eliminated. Any action against us for an alleged or suspected violation could cause us to incur significant legal expenses and could divert our management’s attention from the operation of our business, even if our defense is successful. In addition, achieving and sustaining compliance with applicable laws and regulations may be costly to us in terms of money, time and resources.

Healthcare reform

A primary trend in the United States healthcare industry and elsewhere is cost containment. There have been a number of federal and state proposals during the last few years regarding the pricing of pharmaceutical products, limiting coverage and reimbursement for drugs and other medical products, government control and other changes to the healthcare system in the United States.

By way of example, the United States and state governments continue to propose and pass legislation designed to reduce the cost of healthcare. In March 2010, the United States Congress enacted the ACA, which, among other things, includes changes to the coverage and payment for products under government health care programs. Among the ACA’s provisions of importance to the pharmaceutical and biotechnology industries are the following:

➢	an annual, nondeductible fee on any entity that manufactures or imports certain specified branded prescription drugs and biologic agents apportioned among these entities according to their market share in some government healthcare programs;

➢	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program, to 23.1% and 13% of the average manufacturer price for most branded and generic drugs, respectively, and capped the total rebate amount for innovator drugs at 100% of the Average Manufacturer Price;

➢	a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for certain drugs and biologics;

➢	extension of manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

➢	expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for individuals with income at or below 133% of the federal poverty level, thereby potentially increasing manufacturers’ Medicaid rebate liability;

➢	a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;

➢	expansion of the entities eligible for discounts under the Public Health program;

➢	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research;

➢	establishment of a Center for Medicare Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending that began on January 1, 2011; and

➢	a licensure framework for follow on biologic products.

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However, some provisions of the ACA have yet to be fully implemented and certain provisions have been subject to judicial and Congressional challenges, as well as efforts by the Trump administration to repeal or replace certain aspects of the ACA. For example, on January 20, 2017, President Trump signed an Executive Order directing federal agencies with authorities and responsibilities under the ACA to waive, defer, grant exemptions from, or delay the implementation of any provision of the ACA that would impose a fiscal or regulatory burden on states, individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. Further, on October 12, 2017, President Trump signed another Executive Order directing certain federal agencies to propose regulations or guidelines to permit small businesses to form association health plans, expand the availability of short-term, limited duration insurance, and expand the use of health reimbursement arrangements, which may circumvent some of the requirements for health insurance mandated by the ACA. In addition, citing legal guidance from the U.S. Department of Justice and the U.S. Department of Health and Human Services, the Trump Administration concluded that cost-sharing reduction, or CSR, payments to insurance companies required under the ACA have not received necessary appropriations from Congress and announced that it will discontinue these payments immediately until such appropriations are made. The loss of CSR payments is expected to increase premiums on certain policies issued by qualified health plans under the ACA. On December 20, 2017, Congress passed The Tax Cuts and Jobs Act, which includes a provision repealing the individual mandate under the ACA, effective January 1, 2019. We continue to evaluate how the ACA and recent efforts to repeal and replace or limit the implementation of the ACA will impact our business.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. For example, in August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2012 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013 and will remain in effect through 2025 unless additional Congressional action is taken. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Furthermore, there has been heightened governmental scrutiny recently over the manner in which manufacturers set prices for their marketed products. For example, there have been several recent Congressional inquiries and proposed bills designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. These new laws and initiatives may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on our future customers and accordingly, our financial operations.

Additionally, on December 13, 2016, President Obama signed the 21st Century Cures Act, or Cures Act, into law. Among other provisions, the Cures Act reauthorized the existing priority review voucher program for certain drugs intended to treat rare pediatric diseases until 2020; created a new priority review voucher program for drug applications determined to be material national security threat medical countermeasure applications; revised the FDCA to streamline review of combination product applications; required FDA to evaluate the potential use of “real world evidence” to help support approval of new indications for approved drugs; provided a new “limited population” approval pathway for antibiotic and antifungal drugs intended to treat serious or life-threatening infections; and authorized FDA to designate a drug as a “regenerative advanced therapy,” thereby making it eligible for certain expedited review and approval designations.

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With the Trump administration and Congress, there may be additional legislative changes, including repeal and replacement of certain provisions of the ACA. It remains to be seen, however, precisely what the new legislation will provide, when it will be enacted, and what impact it will have on the availability of healthcare or containing or lowering the cost of healthcare. Such reform could have an adverse effect on anticipated revenue from product candidates that we may successfully develop and for which we may obtain marketing approval and may affect our overall financial condition and ability to develop product candidates.

EMPLOYEES

As of March 31, 2018, we had 42 full-time employees, 23 of whom were primarily engaged in research and development activities and 19 of whom had an M.D. or Ph.D. degree. None of our employees are represented by a labor union or covered by a collective bargaining agreement.

FACILITIES

We occupy approximately 15,000 square feet of office and laboratory space in Woburn, Massachusetts, under a lease that expires in September 2021, which we use for our corporate headquarters as well as certain of our research and development activities. We occupy approximately 2,800 square feet of office and laboratory space in Burlington, Massachusetts, under a lease that expires in April 2019, which we use primarily for research and development activities, including the provision of research and development services.

LEGAL PROCEEDINGS

From time to time, we may become involved in litigation relating to claims arising from the ordinary course of business. Our management believes that there are currently no claims or actions pending against us, the ultimate disposition of which would have a material adverse effect on our results of operations, financial condition or cash flows.

Management

EXECUTIVE OFFICERS AND DIRECTORS

The following sets forth information about our executive officers, key employees and directors as of March 31, 2018.

Name	Age	Position
Ian Chan	45	Co-Founder, Chief Executive Officer, Chairman of the Board
Adam S. Mostafa	38	Chief Financial Officer
Gavin MacBeath, Ph.D.	48	Chief Scientific Officer
Eugene Y. Chan, M.D.	44	Co-Founder, Director, Vice Chairman
Fred Driscoll(1)(3)	67	Director
Benjamin Ha(2)	43	Director, Vice Chairman
Robert S. Langer, Sc.D.(2)(3)	69	Director
Thomas Weng(1)(3)	49	Director
Frank Ye(1)(2)	53	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

Executive officers

Ian Chan is our co-founder, chairman and chief executive officer, and has served as the chairman of our board of directors and as our chief executive officer since founding our company with his brother, Dr. Eugene Chan, our current Vice Chairman, in 2004. Mr. Chan earned an A.B. in Biology and Economics from Brown University and an M.B.A. from the Harvard Business School. We believe Mr. Chan’s experience on our board of directors and as our chairman and chief executive officer, as well as his experience in the industry, qualifies him to serve on our board of directors.

Adam S. Mostafa has served as our chief financial officer since September 2016. Prior to joining our company, Mr. Mostafa was a managing director in the healthcare investment banking group at Cantor Fitzgerald from January 2015 to May 2016, and from June 2011 to January 2015, Mr. Mostafa was a senior banker in the healthcare investment banking group at Needham & Company. Prior to that, Mr. Mostafa was a vice president in the investment banking group at CRT Capital Group from January 2007 to May 2011, from September 2003 to December 2006, Mr. Mostafa was a portfolio management associate in the global stock selection group at AQR Capital, and from June 2001 to July 2003, Mr. Mostafa was an analyst in the healthcare investment banking group at Citigroup. Mr. Mostafa earned an A.B. in Economics from Brown University.

Gavin MacBeath, Ph.D. has served as our chief scientific officer since March 2017. Prior to joining our company, Dr. MacBeath served as the founder and senior vice president of discovery and head of translational medicine at Merrimack Pharmaceuticals (NASDAQ: MACK) from February 2010 to October 2016. Dr. MacBeath concurrently held a position as lecturer and principal investigator at Harvard Medical School from July 2010 to June 2015, and also served as a faculty member in the Department of Chemistry and Chemical Biology at Harvard University and as a research fellow and principal investigator at the Bauer Center for Genomics Research at Harvard University. Dr. MacBeath

Management

earned a B.Sc. (Hons) in Genetics from the University of Manitoba and a Ph.D. in Macromolecular and Cellular Structure and Chemistry from The Scripps Research Institute (La Jolla, California).

Non-employee directors

Eugene Y. Chan, M.D., one of our co-founders, has been serving as a vice chairman of our board of directors since July 2017 and is chairman of our scientific advisory board. Dr. Chan has been with our company since co-founding our company in 2004 with his brother, our current chairman and chief executive officer, Mr. Ian Chan. Dr. Chan has served in various capacities at our company, including chief scientific officer, from February 2014 to March 2017. Dr. Chan currently serves as chairman and chief executive officer of rHEALTH, a digital health company, and runs the DNA Medicine Institute, a medical innovation laboratory. Dr. Chan holds over 60 patents and publications in the fields of biochemistry, diagnostics and nucleic acid analysis. He has been honored as one of Esquire magazine’s Best and Brightest, MIT Technology Review’s Top 100 Innovators and as a Grand Prize winner of XPRIZE’s Nokia Sensing XChallenge. Dr. Chan received an A.B. in biochemical sciences from Harvard College summa cum laude, trained in medicine at the Brigham and Women’s Hospital and received an M.D. from Harvard Medical School. We believe that Dr. Chan’s experience as our co-founder, prior service as our chief scientific officer, and current service as chairman of our scientific advisory board, as well as his experience in the medical and biopharmaceutical industries generally, provide him with the qualifications and skills to serve as a member of our board of directors.

Fred Driscoll has served as a member of our board of directors since July 2017. From 2013 through March 2017 when he retired, Mr. Driscoll served as chief financial officer at Flexion Therapeutics, Inc. (NASDAQ: FLXN), a specialty pharmaceutical company. Prior to Flexion, Mr. Driscoll served as Chief Financial Officer at Novavax, Inc. (NASDAQ: NVAX), a biopharmaceutical company, from 2009 to 2013. From 2008 to 2009, Mr. Driscoll served as chief executive officer of Genelabs Technologies, Inc., a publicly traded biopharmaceutical and diagnostics company later acquired by GlaxoSmithKline. He previously served as Genelabs’ chief financial officer from 2007 to 2008, and as chief executive officer at OXiGENE, Inc. (OTCMKTS: MATN), a biopharmaceutical company, from 2000 to 2006. Mr. Driscoll has also served as chairman of the board and audit committee chair at OXiGENE and as a member of the audit committee for Cynapsus Therapeutics, Inc., which was sold to Sunovion Pharmaceuticals in 2016. Mr. Driscoll received a B.S. in accounting and finance from Bentley University. We believe Mr. Driscoll’s extensive management experience at a number of publicly traded biopharmaceutical and pharmaceutical companies provides him with the qualifications and skills to serve as a member of our board of directors.

Wai-Kwan Benjamin Ha has served as a member of our board of directors since May 2008, and as a vice chairman of our board since July 2017. Mr. Ha has served as the chief executive officer of NetEase Capital, the corporate venture arm of NetEase Inc., since 2011. He is also a corporate vice president of NetEase Inc. (NASDAQ: NTES), a Chinese internet technology company providing online services centered on content, community, communication and commerce. NetEase Capital has numerous technology-related investment holdings in Asia, North America, Europe and Africa. Mr. Ha earned a B.S. in economics and a B.S. in engineering from the University of Pennsylvania, a Master of engineering from MIT, and an M.B.A. from Harvard University. We believe Mr. Ha’s extensive business experience provides him with the qualifications and skills to serve as a member of our board of directors.

Robert S. Langer, Sc.D. has served as a member of our board of directors since December 2016. Dr. Langer has been an Institute Professor at the Massachusetts Institute of Technology, or MIT, since 2005, and prior to that was a Professor at MIT since 1977.

Management

Dr. Langer currently serves on the board of directors of UK public company Puretech Health plc (LSE: PRTC) and Kala Pharmaceuticals, Inc. (NASDAQ: KALA), and previously served on the board of directors of Momenta Pharmaceuticals, Inc. (NASDAQ: MNTA), from 2001 to 2009, Wyeth Pharmaceuticals (NYSE: AHP) from 2004 to 2009, and Millipore Corporation from 2009 to 2010, a previously publicly traded company acquired by Merck. Dr. Langer also served as a member of the U.S. Food and Drug Administration Science Board from 1995 to 2002, including his service as chairman from 1999 to 2002. Dr. Langer received his B.S. from Cornell University and his Sc.D. from MIT both in Chemical Engineering. We believe that Dr. Langer’s pioneering academic work, and his extensive medical and scientific knowledge and experience, as well as his previous service on public company boards of directors, qualify him to serve as a member of our board of directors.

Thomas Weng has served as a member of our board of directors since July 2015, and was nominated to our board as the designee of the holders of our Series B preferred stock. Mr. Weng is currently an independent director of International Tower Hill Mines Ltd. (NASDAQ: THM), an advanced exploration stage company focused on the development of its interest in the Livengood Gold Project, and Jaguar Mining Inc. (NASDAQ: JAGGF), a gold production, development and exploration company. From January 2013 to March 2017, Mr. Weng was vice chairman of Alta Capital Partners, a boutique advisory firm. Mr. Weng has been a co-founding partner of Alta Capital Partners since February 2011. Mr. Weng earned a B.A. in Economics from Boston University. We believe that Mr. Weng’s business background and experience as an investor in the biotechnology industry, provides him with the qualifications and skills to serve as a member of our board of directors.

Feng “Frank” Ye has served as a member of our board of directors since February 2017 and was nominated to our board as the designee of the holders of our Series C preferred stock. Mr. Ye currently serves as the chairman and founding partner of Apex Capital, a venture capital firm based in Shanghai, China, focused on green-techs, healthcare and life sciences and technology, media and communications areas. Mr. Ye earned a M.S. degree in Molecular Biology from Syracuse University, a M.S. degree in Cell Biology from the Chinese Academy of Sciences, China, and an M.B.A. from New York University Stern School of Business. We believe that Mr. Ye’s experience in the healthcare industry and as a venture capital investor provide him with the qualifications and skills to serve as a member of our board of directors.

FAMILY RELATIONSHIPS

Other than Mr. Ian Chan and Dr. Eugene Chan, who are brothers, there are no family relationships among our directors and executive officers.

BOARD COMPOSITION

Our board of directors will consist of seven members upon the closing of this offering. In accordance with our amended and restated certificate of incorporation to be filed in connection with this offering, our board of directors will be divided into three classes. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

➢	The Class I directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2019;

Management

➢	The Class II directors will be and , and their terms will expire at the annual meeting of stockholders to be held in 2020; and

➢	The Class III directors will be and , and their terms will expire at the annual meeting of stockholders to be held in 2021.

We expect that additional directorships, if any, resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

DIRECTOR INDEPENDENCE

Under the listing requirements and rules of The Nasdaq Global Market, or Nasdaq, independent directors must comprise a majority of our board of directors as a listed company within one year of the closing of its initial listing.

Our board of directors has undertaken a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his/her background, employment and affiliations, including family relationships, our board of directors has determined that none of our directors, other than our two co-founders, has any relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of the Nasdaq. In making this determination, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

BOARD COMMITTEES

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Our board of directors may establish other committees to facilitate the management of our business. The composition and functions of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit committee

Our audit committee consists of Fred Driscoll, Thomas Weng, and Frank Ye. Our board of directors has determined that each of these directors is independent under the Nasdaq listing standards and Rule 10A-3(b)(1) of the Exchange Act. The chair of our audit committee is Fred Driscoll. Our board of directors has determined that Fred Driscoll is an “audit committee financial expert” within the meaning of SEC regulations. Our board of directors has also determined that each member of our audit committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, the board of directors has examined each audit committee member’s scope of experience and the nature of their employment in the corporate finance sector.

The primary purpose of the audit committee is to discharge the responsibilities of our board of directors with respect to our accounting, financial and other reporting and internal control practices and to

Management

oversee our independent registered accounting firm. Specific responsibilities of our audit committee include:

➢	selecting a qualified firm to serve as the independent registered public accounting firm to audit our consolidated financial statements;

➢	helping to ensure the independence and performance of the independent registered public accounting firm;

➢	discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end operating results;

➢	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

➢	reviewing our policies on risk assessment and risk management;

➢	reviewing related party transactions;

➢	obtaining and reviewing a report by the independent registered public accounting firm at least annually, that describes our internal quality-control procedures, any material issues with such procedures, and any steps taken to deal with such issues when required by applicable law; and

➢	approving (or, as permitted, pre-approving) all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

Compensation committee

Our compensation committee consists of Benjamin Ha, Robert S. Langer, and Frank Ye. Our board of directors has determined that each of these directors is independent under the Nasdaq listing standards, are “non-employee directors” as defined in Rule 16b-3 promulgated under the Exchange Act and are “outside directors” as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, or Section 162(m) (as in effect before the repeal of the performance-based compensation exception). The chair of our compensation committee is                 .

The primary purpose of our compensation committee is to discharge the responsibilities of our board of directors to oversee our compensation policies, plans and programs and to review and determine the compensation to be paid to our executive officers, directors and other senior management, as appropriate. Specific responsibilities of our compensation committee include:

➢	reviewing and approving, or recommending that our board of directors approve, the compensation of our executive officers;

➢	reviewing and recommending to our board of directors the compensation of our directors;

➢	reviewing and approving, or recommending that our board of directors approve, the terms of compensatory arrangements with our executive officers;

➢	administering our stock and equity incentive plans;

➢	selecting independent compensation consultants and assessing whether there are any conflicts of interest with any of the committee’s compensation advisers;

➢	reviewing and approving, or recommending that our board of directors approve, incentive compensation and equity plans, severance agreements, change in control protections and any other compensatory arrangements for our executive officers and other senior management, as appropriate; and

Management

➢	reviewing and establishing general policies relating to compensation and benefits of our employees and reviewing our overall compensation philosophy.

Nominating and corporate governance committee

Our nominating and corporate governance committee consists of Fred Driscoll, Robert S. Langer, and Thomas Weng. The chair of our nominating and corporate governance committee is                . Each member of the nominating and corporate governance committee is independent within the meaning of applicable listing standards, is a non-employee director and is free from any relationship that would interfere with the exercise of his or her independent judgment, as determined by the board of directors in accordance with the applicable Nasdaq listing standards.

Specific responsibilities of our nominating and corporate governance committee include:

➢	identifying, evaluating and selecting, or recommending that our board of directors approve, nominees for election to our board of directors;

➢	evaluating the performance of our board of directors and of individual directors;

➢	considering and making recommendations to our board of directors regarding the composition of the committees of the board of directors;

➢	reviewing developments in corporate governance practices;

➢	evaluating the adequacy of our corporate governance practices and reporting;

➢	reviewing management succession plans;

➢	developing and making recommendations to our board of directors regarding corporate governance guidelines and matters; and

➢	overseeing an annual evaluation of the board of directors’ performance.

As noted above, our board may from time to time establish other committees for the benefit of the company. Currently, our board has established a culture committee, a finance committee and a science and technology committee. We believe these committees, which may have members from both our board of directors and management, will foster an exchange of ideas and create a culture of collaboration that leverages the skills of our directors, management and employees.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of the members of the compensation committee is currently, or has been at any time, one of our officers or employees. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

CODE OF BUSINESS CONDUCT AND ETHICS

We have adopted a written code of business conduct and ethics that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions, and agents and representatives. The full text of our code of business conduct and ethics will be posted on our website at www.abpro.com. The nominating and corporate governance committee of our board of directors will be

Management

responsible for overseeing our code of business conduct and ethics and any waivers applicable to any director, executive officer or employee. We intend to disclose future amendments to certain provisions of our code of business conduct and ethics, or waivers of such provisions applicable to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and agents and representatives, on our website identified above.

NON-EMPLOYEE DIRECTOR COMPENSATION

Historically, we have not had a formal non-employee director compensation program to compensate our non-employee directors for their service on our board of directors and have negotiated individual arrangements with our non-employee directors.

The following table shows all compensation paid to our non-employee directors in 2017. We did not pay our co-founder, chief executive officer, and chairman of the board, Ian Chan, additional fees for service on our board of directors. Accordingly, all of his compensation is shown under “Executive compensation—Summary Compensation Table.” In addition, we paid our non-employee directors only in cash and equity awards, and have thus omitted certain columns from the following table.

Name	Fees earned or paid in cash ($)(1)	Stock awards ($)(2)	Option awards ($)(3)	Total ($)
Eugene Y. Chan, M.D.(4)	0	0	0	0
Fred Driscoll	27,084	0	0	27,084
Benjamin Ha	0	0	0	0
Robert S. Langer, Sc. D.	79,167	0	76,800	155,967
Thomas Weng	50,000	104,046	0	154,046
Frank Ye	0	0	0	0

(1)	We have agreed to pay cash fees for service on our board of directors with certain of our directors. Such cash fees are described below in the description of their individual compensation arrangements.
(2)	In accordance with SEC rules, this column reflects the aggregate grant date fair value of the restricted stock unit, or RSU, awards, computed in accordance with ASC 718 for stock-based compensation transactions. Assumptions used in the calculation of these amounts are included in note 10 to our audited consolidated financial statements included elsewhere in this prospectus. These amounts do not reflect the actual economic value that will be realized by the non-employee director upon the vesting and settlement of the RSUs, or the sale of the underlying common stock. Mr. Weng was granted RSUs for 17,605 shares of common stock in July 2017.
(3)	In accordance with SEC rules, this column reflects the aggregate grant date fair value of the stock options, computed in accordance with ASC 718 for stock-based compensation transactions. Assumptions used in the calculation of these amounts are included in note 10 to our audited consolidated financial statements included elsewhere in this prospectus. These amounts do not reflect the actual economic value that will be realized by the non-employee director upon the vesting or exercise of the stock options, or the sale of the underlying common stock. Dr. Langer was granted 20,000 stock options in July 2017.
(4)	Dr. Chan did not earn any compensation in 2017. Dr. Chan received payment of deferred compensation in 2017, which was earned in prior periods. Such deferred compensation and payments are described below under “—Individual Non-Employee Director Compensation Arragements” and under “—Executive compensation—Nonqualified deferred compensation.”

Management

Individual Non-Employee Director Compensation Arrangements

In December 2016, we entered into an agreement with Dr. Robert S. Langer that took effect in connection with his appointment to our board effective as of February 12, 2017. Pursuant to his offer letter, Dr. Langer is eligible to be granted an option to purchase 20,000 shares of our common stock. All or a portion of Dr. Langer’s shares subject to the option may be repurchased by us if Dr. Langer does not continue to serve as a director for up to three years following his appointment to our board of directors. Our repurchase right with respect to one third of Dr. Langer’s shares will terminate following each full year of service on our board or directors. According to the terms of his letter agreement, Dr. Langer is also entitled to cash compensation, which was initially $75,000 per year commencing on the effective date of his appointment, and increased to $100,000 per year in October 2017 at the close of our Series D round and will increase to $150,000 per year upon the consummation of this offering.

In July 2017, we entered into an agreement with Fred Driscoll that took effect in connection with his appointment to our board effective as approved by the board on July 12, 2017. Pursuant to his offer letter, Mr. Driscoll is eligible to be granted an option to purchase 50,000 shares of our common stock. All or a portion of Mr. Driscoll’s shares subject to the option may be forfeited if Mr. Driscoll does not continue to serve as a director for up to four years following his appointment to our board of directors. Mr. Driscoll is also entitled to cash compensation of $65,000 per year. In April 2018, Mr. Driscoll was granted 34,649 RSUs, which vest 25% in August 2018, with the remainder vesting in equal monthly installments over the 36-month period thereafter, subject to Mr. Driscoll’s continuous service through such date.

In July 2017, we granted Mr. Weng 17,605 RSUs that vest on September 1, 2018, subject to Mr. Weng’s continuous service through such date. In April 2018, our compensation committee approved the payment of $50,000 in cash for services in 2017, and approved the payment of $75,000 for 2018, with one-third to be paid in cash within 60 days of approval, and the remainder to be paid in the form of RSUs. Accordingly, at the same meeting, the compensation committee granted Mr. Weng 6,740 RSUs, which will vest in full on April 2, 2019, subject to continued service through such date.

In December 2017, we entered into a consulting agreement with Dr. Eugene Chan. The consulting agreement has an initial 12 month term unless terminated earlier by either party upon written notice, and the term will automatically renew for an additional 12 months unless cancelled by either party. Pursuant to the consulting agreement, Dr. Chan is entitled to an annual fee of $90,000 for his service on our scientific advisory board and other advisory services he provides to us. The consulting agreement does not relate to his service on our board of directors. In addition, in 2017, we paid Dr. Chan $291,000 in compensation owed to Dr. Chan as further described below under “—Executive compensation—Nonqualified deferred compensation.”

Executive compensation

Our named executive officers for the year ended December 31, 2017, which consists of our principal executive officer, and our other two executive officers, are:

➢	Ian Chan, our co-founder, chairman and chief executive officer;

➢	Gavin MacBeath, our chief scientific officer; and

➢	Adam Mostafa, our chief financial officer.

SUMMARY COMPENSATION TABLE

The following table provides information regarding the compensation provided to our named executive officers for the years ended December 31, 2016 and 2017.

Name and principal position	Year	Salary($)		Bonus ($)(6)		Option awards ($)(9)	Nonqualified deferred compensation earnings ($)	All other compensation ($)		Total ($)
Ian Chan	2017	438,616	(1)	200,000	(6)	—	—	—		638,616
chief executive officer	2016	416,000	(2)	208,000		—	—	—		624,000

Gavin MacBeath	2017	272,500	(3)	127,500	(7)	918,281	—	—		1,318,281
chief scientific officer

Adam Mostafa	2017	302,486	(4)	200,000	(6)	—	—	—		502,486
chief financial officer	2016	138,958	(5)	29,970	(8)	899,790	—	12,105	(10)	1,080,823

(1)	Reflects increase in Mr. Chan’s salary that took effect September 28, 2017.
(2)	Includes (a) $300,000 in earned annual base salary and (b) $116,000 in earned but deferred compensation as discussed in “—Narrative to the summary compensation table—Deferred compensation” below.
(3)	Amounts include annual base salary earned by Dr. MacBeath after he joined us on March 1, 2017. Dr. MacBeath’s annualized base salary was $325,000 in 2017.
(4)	Reflects increase in Mr. Mostafa’s salary that took effect September 28, 2017.
(5)	Amounts include $96,667 of annual base salary earned by Mr. Mostafa after he joined us on September 6, 2016 and $42,291 of compensation for services prior to joining us as a full-time employee. Mr. Mostafa’s annualized base salary was $290,000 in 2016.
(6)	Reflects 2017 annual bonus. For Mr. Chan, includes $69,432 for 2017 performance, which was already paid in December 2017. The remainder will be paid upon the closing of this offering, subject to continued service through such date, and is contingent upon the closing of this offering. For Mr. Mostafa, all $200,000 will be paid upon the closing of this offering, subject to continued service through such date, and is contingent upon the closing of this offering.
(7)	Reflects signing bonus of $30,000 and annual performance bonus of $97,500 that will be paid upon the closing of this offering subject to continued service through such date, and is contingent upon the closing of this offering.
(8)	Reflects signing bonus.
(9)

In accordance with SEC rules, this column reflects the aggregate grant date fair value of the option awards computed in accordance with ASC 718 for stock-based compensation transactions. Assumptions used in the calculation of these amounts are included in note 10 to our audited

Executive compensation

financial statements included elsewhere in this prospectus. These amounts do not reflect the actual economic value that will be realized by the named executive officer upon the vesting of the stock options, the exercise of the stock options, or the sale of the common stock underlying such stock options.

(10)	Includes $12,105 in reimbursements paid to Mr. Mostafa for moving and relocation expenses.

NARRATIVE TO THE SUMMARY COMPENSATION TABLE

We review compensation annually for all employees, including our named executive officers. In setting executive base salaries and bonuses and granting equity incentive awards, we consider compensation for comparable positions in the market, the historical compensation levels of our executives, individual performance as compared to our expectations and objectives, our desire to motivate our employees to achieve short- and long-term results that are in the best interests of our stockholders, and a long-term commitment to our company. We do not target a specific mix of compensation among base salary, bonus or long-term incentives.

Annual base salary and bonus

Base salaries for our executives are generally initially established through arm’s-length negotiation at the time the executive is hired, taking into account such executive’s qualifications, experience, prior salary, the scope of his or her responsibilities, and competitive market compensation paid by other companies for similar positions within the industry. Base salaries are reviewed annually, typically in connection with our annual performance review process, and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience. In making decisions regarding salary increases, we may also confer with a compensation or draw upon the experience of members of our board of directors with other companies.

Our board of directors approved an increase to Ian Chan’s base salary from $416,962 to $500,000 and to Adam Mostafa’s base salary from $290,000 to $336,375, each effective September 28, 2017. Adam Mostafa began employment with us in September 2016, and his initial base salary was the result of our negotiations with him prior to the commencement of his employment. Dr. MacBeath began employment with us in March 2017, and his initial base salary was the result of our negotiations with him prior to the commencement of his employment. The 2018 base salaries of our executive officers, are as follows:

Name	2018 base salary
Ian Chan	$500,000
Adam Mostafa	$336,375
Gavin MacBeath	$325,000

We seek to motivate and reward our executives for achievements relative to our corporate goals and expectations for each fiscal year. From time to time our board of directors may approve discretionary bonuses for our named executive officers based on individual performance, company performance or as otherwise determined appropriate. In December 2016, our board of directors adopted a chief financial officer bonus compensation plan pursuant to which Adam Mostafa is eligible to receive certain bonus compensation upon; (i) the completion of a qualified Series D or Series E financing, (ii) an initial public offering of our common stock within 24 months following Mr. Mostafa’s employment start date, and/or (iii) the achievement of certain business development metrics. The financing bonus is payable in stock and cash in an amount between 1%-2% of the proceeds raised from investors introduced to us by Mr. Mostafa, depending on the amount of proceeds raised. The initial public offering bonus is payable in stock and cash based on the timing, size of financing and valuation of our initial public offering. The

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business development bonus entitles Mr. Mostafa to 1% of any cash received from partnerships directly originated by Mr. Mostafa within 24 months following June 22, 2016, the date of Mr. Mostafa’s employment offer letter. In April 2018, the compensation committee approved the terms of bonuses payable to Mr. Chan and Mr. Mostafa upon the closing of this offering. Mr. Chan is eligible to earn a bonus equal to $200,000, payable in cash within 60 days following the closing of this offering, subject to his continued employment through the closing date of this offering and provided that the closing of this offering occurs no later than September 9, 2018, and subject to applicable tax withholding. Mr. Mostafa is eligible to earn a bonus upon the closing of this offering, the amount of which will depend on our fully diluted market capitalization following closing of this offering and the actual offering price per share. If the actual initial public offering price per share is greater than or within the price range set forth on the cover page of this prospectus, then Mr. Mostafa is entitled to a bonus with a value equal to 0.27% of our fully diluted market capitalization immediately following the closing of this offering based on the closing trading price of a share of our common stock on the Nasdaq Global Market on the first day of trading. Such amount is decreased to 0.10% in the event the actual initial public offering price per share in this offering is lower than the price range set forth on the cover page of this prospectus. The value of any such bonus is capped at $1.0 million, and is payable within 60 days following the closing of this offering, 50% in cash and 50% in fully vested shares of our common stock, subject to Mr. Mostafa’s continued employment through the closing date of this offering and provided that the closing of this offering occurs no later than September 9, 2018, and subject to applicable tax withholding. In addition, in April 2018, the compensation committee approved an annual target performance bonus percentage for Mr. Mostafa of 35% of his annual base salary. Ian Chan is eligible to receive a bonus of up to 50% of his annual base salary under his December 2017 employment agreement. Dr. MacBeath is eligible to receive a bonus of up to 30% of his annual base salary under his offer letter.

Equity-based incentive awards

Our equity-based incentive awards are designed to align our interests and those of our stockholders with those of our employees and consultants, including our named executive officers. The board of directors or the compensation committee is responsible for approving equity grants. As of December 31, 2017, stock option awards were the only form of equity awards we granted to our named executive officers.

We have historically used stock options as an incentive for long-term compensation to our named executive officers because they are able to profit from stock options only if our stock price increases relative to the stock option’s exercise price. We may grant equity awards at such times as our board of directors or the compensation committee determines appropriate. Our executives generally are awarded an initial grant in connection with their commencement of employment. Additional grants may occur periodically in order to specifically incentivize executives with respect to achieving certain corporate goals or to reward executives for exceptional performance.

Prior to this offering, we have granted all stock options pursuant to our 2014 Stock Incentive Plan, or 2014 Plan. Following this offering, we will grant equity incentive awards under the terms of the 2018 Plan. The terms of our equity plans are described below under “—Equity incentive plans.”

All options are granted with an exercise price per share that is no less than the fair market value of our common stock on the date of grant of such award. Our stock option awards generally vest over a four-year period. See “—Outstanding equity awards as of December 31, 2017.”

In February 2014, the board of directors granted an option to purchase 350,000 shares of common stock to Ian Chan with an exercise price of $0.35 per share, with 25% of the shares vesting on January 1, 2015

Executive compensation

and the remaining 75% of the shares vesting monthly over the following three years, subject to continued service with us. In April 2018, the compensation committee granted Mr. Chan 390,000 RSUs, which vest 25% in April 2019, and the remainder vesting in equal annual installments over the three-year period thereafter, subject to Mr. Chan’s continuous service through such date. In December 2016, the board of directors granted an option to purchase 230,000 shares of common stock to Adam Mostafa, as required under the terms of his offer letter. The option has an exercise price of $1.61 per share and is subject to a four-year vesting schedule, with 25% vesting after the first year and the balance vesting monthly over the remaining 36 months, subject to continued service with us. In July 2017, the board of directors granted an option to purchase 283,063 shares of common stock to Gavin MacBeath as required under the terms of his offer letter. The option has an exercise price of $5.91 per share, 3,000 shares vested on the grant date, 45,000 shares will vest upon certain performance criteria, as amended, and 235,063 shares are subject to a four-year vesting schedule, with 25% vesting after the first year and the balance vesting monthly over the remaining 36 months, subject to continued service with us.

Nonqualified deferred compensation

In February 2014, our board of directors approved a deferred compensation arrangement for the compensation of our co-founders, Ian Chan and Eugene Chan, pursuant to which we engaged a third-party compensation firm to determine appropriate base salaries for the co-founders based on salaries paid to similarly situated executives at comparable peer companies. The compensation consultant made recommendations regarding the appropriate amount of salaries for our founders during 2011 through 2016. In December 2016, in accordance with the compensation consultant’s recommendations, our board of directors approved the payment of additional compensation to our founders equal to the amount of the salaries recommended by the compensation consultant in excess of the salaries paid to our founders during this period. In December 2017, our board of directors ratified the deferred amounts and approved the payment of any remaining amounts due. The aggregate amount of deferred compensation was $911,500 for Ian Chan and $291,000 for Eugene Chan. The total amount due to Ian Chan was reduced by previous amounts loaned by us to him in the amount of approximately $277,000. Of the remaining amount due to Ian Chan, $50,000 was settled and paid in April 2017, and the remaining amounts were settled and paid in December 2017. Of the $291,000 due to Eugene Chan, $30,000 was settled and paid in April 2017, $130,500 was settled and paid in July 2017, and $130,500 was settled and paid in December 2017. Gavin MacBeath and Adam Mostafa do not participate in or have account balances under any nonqualified deferred compensation plans maintained by us. Our board of directors may elect to provide our officers and other employees with nonqualified deferred compensation benefits in the future if it determines that doing so is in our best interests.

EMPLOYMENT AGREEMENTS WITH NAMED EXECUTIVE OFFICERS

Below is a description of our current compensation arrangements with our named executive officers.

Each of our named executive officers’ employment is “at will” and may be terminated by either party at any time, subject to the terms of their employment agreement or offer letter. For a discussion of the severance pay and other benefits to be provided in connection with a termination of employment and/or a change in control under the arrangements with our named executive officers, please see “—Potential payments upon termination or change in control” below.

Employment agreement with Ian Chan

We have entered into an employment agreement with Ian Chan, dated December 21, 2017, under which he will serve as our chairman and chief executive officer. The employment agreement became effective on

Executive compensation

January 1, 2018, and provides for an initial three-year term with automatic one-year renewal periods unless either we or Mr. Chan provide notice of non-renewal. Mr. Chan’s employment agreement provides that his base salary effective as of January 1, 2018 is $500,000 and he is eligible to receive an annual incentive bonus of up to 50% of his base salary. Mr. Chan is eligible to participate in all of the employee benefit plans that we generally make available to our executives and a monthly automobile allowance of $1,000 per month. In addition, Mr. Chan is eligible for an award of incentive compensation (including any stock options) that has not been determined under a long-term incentive plan that we will establish no later than April 30, 2018.

Offer letter with Adam Mostafa

Mr. Mostafa commenced employment with us, and was appointed as our chief financial officer and treasurer, effective September 6, 2016. We entered into an offer letter with Mr. Mostafa in June 2016 that governs the current terms of his employment with us. His offer letter does not specify an employment term and his employment may be terminated by us or Mr. Mostafa at any time. Pursuant to the agreement, Mr. Mostafa was initially entitled to an annual base salary of $290,000 (currently $336,375) and is eligible to participate in all of the employee benefit plans that we generally make available to our full-time employees. As described above, under the terms of his offer letter Mr. Mostafa is also eligible to receive a bonus upon (i) the completion of a qualified financing, (ii) an initial public offering of our common stock and/or (iii) achievement of certain business development metrics. The agreement further entitles Mr. Mostafa to the grant of an option to purchase 230,000 shares of our common stock, which was granted in December 2016.

Offer letter with Gavin MacBeath

Effective March 1, 2017, we appointed Gavin MacBeath as our chief scientific officer. We entered into an offer letter with Dr. MacBeath in February 2017 that governs the current terms of his employment with us. His offer letter does not specify an employment term and his employment may be terminated by us or Dr. MacBeath at any time. Pursuant to the offer letter, Dr. MacBeath is entitled to an annual base salary of $325,000 and is eligible to participate in all of the employee benefit plans that we generally make available to our full-time employees. Under the terms of his offer letter Dr. MacBeath is also eligible to receive an annual bonus of up to 30% of his then current base salary based on the achievement of personal and company performance goals. Dr. MacBeath could receive additional bonus compensation in the event all performance parameters are exceeded. Subject to approval by our board of directors, the offer letter further entitles Dr. MacBeath to the grant of an option to purchase 228,000 shares of our common stock and an option to acquire 45,000 shares of our common stock subject to meeting certain performance criteria. The non-performance option will vest as to 3,000 shares on the date of grant 25% of the remainder will vest on the one-year anniversary of the grant date, and the remainder in 36 substantially equal monthly installments thereafter. We amended the vesting criteria of the performance option in April 2018. As amended, the performance option will now vest upon our filing of an investigational new drug application on any program, provided such application is filed on or before June 30, 2019.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

Under the terms of his employment agreement, if Ian Chan’s employment is terminated without cause or he resigns for good reason as those terms are defined in his agreement, he will be entitled to receive the following payments and benefits: (i) continued payment of his then-current salary plus 1/12th of any bonus compensation paid to Mr. Chan for the fiscal year immediately preceding the year of termination

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for a period equal to the greater of the remaining term of his employment agreement or 24 months following termination; (ii) we will maintain in effect for Mr. Chan during the period in which he receives the severance payments at our sole expense all group health insurance benefits in place as of the date of termination, unless his continued participation in the group health insurance plans would result in income tax liability for other employees, in which Mr. Chan may continue participation by paying the monthly premiums and any administrative fees directly and we will increase the amount of Mr. Chan’s monthly severance payments by an amount equal to the monthly premiums and administrative fees; and (iii) Mr. Chan will become fully vested in any awards under our long-term incentive plan. In addition, in the event Mr. Chan’s employment is terminated without cause or for good reason within 24 months following a change in control, then in lieu of the severance benefits described above, Mr. Chan is entitled to receive a lump sum payment within 30 days following his termination equal to the greater of the amount of base salary he would have received during the remainder of the term of his employment agreement and two times his then-current base salary.

According to the terms of their offer letters, if either Mr. Mostafa’s or Dr. MacBeath’s employment is terminated by us without “cause” (as defined in their offer letters) each is entitled to six months’ of salary continuation, subject to execution of a separation agreement, a release and a non-competition agreement in favor of our company.

In addition, if Ian Chan’s employment or service with us is terminated by us without cause (as defined in the 2014 Plan), his outstanding unvested option awards under such 2014 Plan will vest in full upon the termination date.

OUTSTANDING EQUITY AWARDS AS OF DECEMBER 31, 2017

The following table sets forth certain information regarding equity awards granted to our named executive officers that remain outstanding as of December 31, 2017. As of December 31, 2017, none of our named executive officers held any other outstanding equity incentive plan awards.

			Option awards(1)
	Grant date		Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price ($)	Option expiration date
Ian Chan	2/3/2014	(1)	350,000		0.35	2/3/2024
Gavin MacBeath	7/14/2017	(2)	3,000	280,063	5.91	7/14/2027
Adam Mostafa	12/5/2016	(3)	76,667	153,333	1.61	12/5/2026

(1)	This stock option vested as to (i) 87,500 shares on February 3, 2015 and (ii) in 36 substantially equal monthly installments thereafter, subject to the executive’s continued service.
(2)	This stock option vested and continues to vest as to (i) 3,000 shares on the grant date, (ii) 45,000 shares upon certain performance criteria, as amended, being achieved on or before June 30, 2019, and (iii) 235,063 shares, (a) 58,765 on March 1, 2018, and (b) in 36 substantially equal monthly installments thereafter, subject to executive’s continued service.
(3)	This stock option vested and continues to vest as to (i) 57,500 shares on September 6, 2017 and (ii) in 36 substantially equal monthly installments thereafter, subject to the executive’s continued service.

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EMPLOYEE BENEFITS AND PERQUISITES

Our named executive officers are eligible to participate in our employee benefit plans, including our medical, dental, vision, disability, group life and accidental death and dismemberment insurance plans, in each case on the same basis as all of our other employees, subject to the terms and eligibility requirements of those plans. We pay a portion of the health insurance premiums for all of our employees. We also provide a 401(k) plan to our employees, including our employee named executive officers, as discussed in the section below titled “—401(k) plan.”

We generally do not provide perquisites, other than Ian Chan’s auto allowance pursuant to his employment agreement, or personal benefits to our named executive officers, but we do pay the premiums for term life insurance and disability insurance for all of our employees, including our named executive officers.

401(K) PLAN

We maintain a defined contribution retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees may defer eligible compensation on a pre-tax basis, up to the statutorily prescribed annual limits on contributions under the Code. Contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. Employees are immediately and fully vested in their contributions. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan.

PENSION BENEFITS

Our named executive officers did not participate in, or otherwise receive any benefits under, any defined benefit pension or retirement plan sponsored by us during 2017.

EQUITY INCENTIVE PLANS

2018 equity incentive plan

We expect that our board of directors will adopt, and our stockholders will approve, prior to the closing of this offering, our 2018 Equity Incentive Plan, or our 2018 Plan. The 2018 Plan will become effective as of the date of the underwriting agreement in connection with this offering pursuant to which the common stock is priced for this offering, and no awards will be granted under the 2018 Plan prior to that date. Once the 2018 Plan is effective, no further grants will be made under the 2014 Plan.

Stock Awards

The 2018 Plan provides for the grant of incentive stock options, or ISOs, nonstatutory stock options, or NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance-based stock awards, and other forms of equity compensation, which we refer to collectively as stock awards. Additionally, the 2018 Plan provides for the grant of performance cash awards. ISOs may be granted only to employees. All other awards may be granted to employees, including officers, and to non-employee directors and consultants of us and our affiliates.

Executive compensation

Share Reserve

Initially, the aggregate number of shares of our common stock that may be issued pursuant to stock awards under the 2018 Plan after the 2018 Plan becomes effective is                shares which is the sum of (1)                  new shares, plus (2) the number of shares reserved for issuance under the 2014 Plan on the effective date of the 2018 Plan, plus (3) any shares subject to outstanding stock awards that would have otherwise been returned to the 2014 Plan. Additionally, the number of shares of our common stock reserved for issuance under the 2018 Plan will automatically increase on January 1 of each year, beginning on January 1, 2019 (assuming the 2018 Plan becomes effective before such date) and continuing through and including January 1, 2028, by        % of the total number of shares of our capital stock outstanding on December 31 of the preceding calendar year, or a lesser number of shares determined by our board of directors. The maximum number of shares that may be issued upon the exercise of ISOs under our 2018 Plan is                shares.

Reversion of Shares

If a stock award granted under the 2018 Plan expires or otherwise terminates without being exercised in full, or is settled in cash, the shares of our common stock not acquired pursuant to the stock award again will become available for subsequent issuance under the 2018 Plan. In addition, the following types of shares under the 2018 Plan may become available for the grant of new stock awards under the 2018 Plan: (1) shares that are forfeited to or repurchased by us prior to becoming fully vested; (2) shares withheld to satisfy income or employment withholding taxes; or (3) shares used to pay the exercise or purchase price of a stock award. Shares issued under the 2018 Plan may be previously unissued shares or reacquired shares bought by us on the open market. As of the date hereof, no awards have been granted and no shares of our common stock have been issued under the 2018 Plan.

Non-Employee Director Compensation Limit

Under the 2018 Plan, the maximum number of shares of our common stock subject to stock awards granted under the 2018 Plan or otherwise during any one calendar year to any of our non-employee directors, taken together with any cash fees paid by the Company to such non-employee director during such calendar year for services on the Board of Directors, will not exceed $                in total value (calculating the value of any such stock awards based on the grant date fair value of such stock awards for financial reporting purposes), or, with respect to the calendar year in which a non-employee director is first appointed or elected to the Board, $                .

Administration

Our board of directors, or a duly authorized committee thereof, has the authority to administer the 2018 Plan. Our board of directors may also delegate to one or more of our officers the authority to (1) designate employees (other than other officers) to be recipients of certain stock awards, and (2) determine the number of shares of common stock to be subject to such stock awards. Subject to the terms of the 2018 Plan, our board of directors or the authorized committee, referred to herein as the plan administrator, determines recipients, dates of grant, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting schedule applicable to a stock award. Subject to the limitations set forth below, the plan administrator will also determine the exercise price, strike price or purchase price of awards granted and the types of consideration to be paid for the award.

The plan administrator has the authority to modify outstanding awards under the 2018 Plan. Subject to the terms of our 2018 Plan, the plan administrator has the authority to reduce the exercise, purchase or

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strike price of any outstanding stock award, cancel any outstanding stock award in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any adversely affected participant.

Stock Options

ISOs and NSOs are granted pursuant to stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2018 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2018 Plan vest at the rate specified by the plan administrator.

The plan administrator determines the term of stock options granted under the 2018 Plan, up to a maximum of 10 years. Unless the terms of an optionholder’s stock option agreement provide otherwise, if an optionholder’s service relationship with us, or any of our affiliates, ceases for any reason other than disability, death or cause, the optionholder may generally exercise any vested options for a period of 3 months following the cessation of service. The option term may be extended in the event that exercise of the option following such a termination of service is prohibited by applicable securities laws or our insider trading policy. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability or death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, options generally terminate immediately upon the termination of the individual for cause. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (1) cash, check, bank draft or money order, (2) a broker-assisted cashless exercise, (3) the tender of shares of our common stock previously owned by the optionholder, (4) a net exercise of the option if it is an NSO, and (5) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An optionholder may designate a beneficiary, however, who may exercise the option following the optionholder’s death.

Tax Limitations on Incentive Stock Options

The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by an optionholder during any calendar year under all of our stock plans and the stock plans of any of our affiliates may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (2) the term of the ISO does not exceed five years from the date of grant.

Restricted Stock Awards

Restricted stock awards are granted pursuant to restricted stock award agreements adopted by the plan administrator. Restricted stock awards may be granted in consideration for (1) cash, check, bank draft or

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money order, (2) services rendered to us or our affiliates, or (3) any other form of legal consideration. Common stock acquired under a restricted stock award may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule to be determined by the plan administrator. A restricted stock award may be transferred only upon such terms and conditions as set by the plan administrator. Except as otherwise provided in the applicable award agreement, restricted stock that has not vested will be forfeited or repurchased by us upon the participant’s cessation of continuous service for any reason.

Restricted Stock Unit Awards

Restricted stock unit awards are granted pursuant to restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.

Stock Appreciation Rights

Stock appreciation rights are granted pursuant to stock appreciation grant agreements adopted by the plan administrator. The plan administrator determines the strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Upon the exercise of a stock appreciation right, we will pay the participant an amount equal to the product of (1) the excess of the per share fair market value of our common stock on the date of exercise over the strike price, multiplied by (2) the number of shares of common stock with respect to which the stock appreciation right is exercised. A stock appreciation right granted under the 2018 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

The plan administrator determines the term of stock appreciation rights granted under the 2018 Plan, up to a maximum of 10 years. Unless the terms of a participant’s stock appreciation right agreement provides otherwise, if a participant’s service relationship with us or any of our affiliates ceases for any reason other than cause, disability or death, the participant may generally exercise any vested stock appreciation right for a period of 3 months following the cessation of service. The stock appreciation right term may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. If a participant’s service relationship with us, or any of our affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate immediately upon the occurrence of the event giving rise to the termination of the individual for cause. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Performance Awards

The 2018 Plan permits the grant of performance-based stock and cash awards. Our compensation committee can structure such awards so that stock or cash will be issued or paid pursuant to such award only after the achievement of certain pre-established performance goals during a designated performance period.

Executive compensation

The performance goals that may be selected include one or more of the following: (1) sales; (2) revenues; (3) assets; (4) expenses; (5) market penetration or expansion; (6) earnings from operations; (7) earnings before or after deduction for all or any portion of interest, taxes, depreciation, amortization, incentives, service fees or extraordinary or special items, whether or not on a continuing operations or an aggregate or per share basis; (8) net income or net income per common share (basic or diluted); (9) return on equity, investment, capital or assets; (10) one or more operating ratios; (11) borrowing levels, leverage ratios or credit rating; (12) market share; (13) capital expenditures; (14) cash flow, free cash flow, cash flow return on investment, or net cash provided by operations; (15) stock price, dividends or total stockholder return; (16) development of new technologies or products; (17) sales of particular products or services; (18) economic value created or added; (19) operating margin or profit margin; (20) customer acquisition or retention; (21) raising or refinancing of capital; (22) successful hiring of key individuals; (23) resolution of significant litigation; (24) acquisitions and divestitures (in whole or in part); (25) joint ventures and strategic alliances; (26) spin-offs, split-ups and the like; (27) reorganizations; (28) recapitalizations, restructurings, financings (issuance of debt or equity) or refinancings; (29) or strategic business criteria, consisting of one or more objectives based on the following goals: achievement of timely development, design management or enrollment, meeting specified market penetration or value added, payor acceptance, patient adherence, peer reviewed publications, issuance of new patents, establishment of or securing of licenses to intellectual property, product development or introduction (including, without limitation, any clinical trial accomplishments, regulatory or other filings, approvals or milestones, discovery of novel products, maintenance of multiple products in pipeline, product launch or other product development milestones), geographic business expansion, cost targets, cost reductions or savings, customer satisfaction, operating efficiency, acquisition or retention, employee satisfaction, information technology, corporate development (including, without limitation, licenses, innovation, research or establishment of third party collaborations), manufacturing or process development, legal compliance or risk reduction, patent application or issuance goals, or goals relating to acquisitions, divestitures or other business combinations (in whole or in part), joint ventures or strategic alliances; and (30) other measures of performance selected by the Board or Compensation Committee.

The performance goals may be based on company-wide performance or performance of one or more business units, divisions, affiliates, or business segments, and may be either absolute or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise in the award agreement at the time the award is granted or in such other document setting forth the performance goals at the time the goals are established, we will appropriately make adjustments in the method of calculating the attainment of performance goals as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of any items that are unusual in nature or occur infrequently as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by us achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of our common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock based compensation and the award of bonuses under our bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles; (12) to exclude the effect of any other unusual, nonrecurring gain or loss or other extraordinary item and

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(13) to exclude the effects of the timing of acceptance for review and/or approval of submissions to the U.S. Food and Drug Administration or any other regulatory body. In addition, we retain the discretion to adjust or eliminate the compensation or economic benefit due upon attainment of the goals. The performance goals may differ from participant to participant and from award to award.

Other Stock Awards

The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the stock award and all other terms and conditions of such awards.

Changes to Capital Structure

In the event that there is a specified type of change in our capital structure, such as a stock split or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the 2018 Plan, (2) the class and maximum number of shares by which the share reserve may increase automatically each year, (3) the class and maximum number of shares that may be issued upon the exercise of ISOs, (4) the class and maximum number of shares that may be awarded to any non-employee director and (5) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions

In the event of certain specified significant corporate transactions, the plan administrator has the discretion to take any of the following actions with respect to stock awards:

➢	arrange for the assumption, continuation or substitution of a stock award by a surviving or acquiring entity or parent company;

➢	arrange for the assignment of any reacquisition or repurchase rights held by us to the surviving or acquiring entity or parent company;

➢	accelerate the vesting of the stock award and provide for its termination prior to the effective time of the corporate transaction;

➢	arrange for the lapse of any reacquisition or repurchase right held by us;

➢	cancel or arrange for the cancellation of the stock award in exchange for such cash consideration, if any, as our board of directors may deem appropriate; or

➢	make a payment equal to the excess of (a) the value of the property the participant would have received upon exercise of the stock award over (b) the exercise price otherwise payable in connection with the stock award, provided that the payment may be $0 if the value of the property is equal to or less than the exercise price, and payments may be delayed to the same extent that payment of consideration to the holders of common stock in connection with the corporate transaction is delayed as a result of escrows, earn outs, holdbacks or other contingencies.

Our plan administrator is not obligated to treat all stock awards, even those that are of the same type, in the same manner.

Under the 2018 Plan, a corporate transaction is generally the consummation of (1) a sale or other disposition of all or substantially all of our assets, (2) a sale or other disposition of at least 50% of our

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outstanding securities, (3) a merger, consolidation or similar transaction following which we are not the surviving corporation, or (4) a merger, consolidation or similar transaction following which we are the surviving corporation but the shares of our common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction.

Change in Control

The plan administrator may provide, in an individual award agreement or in any other written agreement between a participant and us that the stock award will be subject to additional acceleration of vesting and exercisability in the event of a change in control. Under the 2018 Plan, a change in control is generally (1) the acquisition by a person or entity of more than 50% of our combined voting power other than by merger, consolidation or similar transaction; (2) a consummated merger, consolidation or similar transaction immediately after which our stockholders cease to own more than 50% of the combined voting power of the surviving entity; (3) a consummated sale, lease or exclusive license or other disposition of all or substantially of our assets; (4) a complete dissolution or liquidation of the Company, except for a liquidation into a parent corporation, or (5) when a majority of our board of directors becomes comprised of individuals who were not serving on our board of directors on the date of adoption of the 2018 Plan, or the incumbent board, or whose nomination, appointment, or election was not approved by a majority of the incumbent board still in office.

Amendment and Termination

Our board of directors has the authority to amend, suspend, or terminate the 2018 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. No ISOs may be granted after the 10th anniversary of the date our board of directors adopted the 2018 Plan.

2018 employee stock purchase plan

We expect that our board of directors will adopt, and our stockholders will approve, prior to the closing of this offering, our 2018 Employee Stock Purchase Plan, or our ESPP. The ESPP will become effective on the date of the underwriting agreement in connection with this offering pursuant to which the common stock is priced for this offering. The purpose of the ESPP is to secure the services of new employees, to retain the services of existing employees and to provide incentives for such individuals to exert maximum efforts toward our success and that of our affiliates. The ESPP is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code.

Share Reserve

Following this offering, the ESPP will authorize the issuance of                 shares of our common stock pursuant to purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of our common stock reserved for issuance will automatically increase on January 1 of each calendar year, from January 1, 2019 (assuming the ESPP becomes effective in 2018) through January 1, 2028, by the lesser of (1)     % of the total number of shares of our common stock outstanding on December 31 of the preceding calendar year, and (2)                shares; provided, that prior to the date of any such increase, our board of directors may determine that such increase will be less than the amount set forth in clauses (1) and (2). As of the date hereof, no shares of our common stock have been purchased under the ESPP.

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Administration

Our board of directors intends to delegate concurrent authority to administer the ESPP to our compensation committee. The ESPP is implemented through a series of offerings under which eligible employees are granted purchase rights to purchase shares of our common stock on specified dates during such offerings. Under the ESPP, we may specify offerings with durations of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for employees participating in the offering. An offering under the ESPP may be terminated under certain circumstances.

Payroll Deductions

Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the ESPP and may contribute, normally through payroll deductions, up to 15% of their earnings (as defined in the ESPP) for the purchase of our common stock under the ESPP. Unless otherwise determined by our board of directors, common stock will be purchased for the accounts of employees participating in the ESPP at a price per share equal to the lower of (a) 85% of the fair market value of a share of our common stock on the first trading date of an offering or (b) 85% of the fair market value of a share of our common stock on the date of purchase.

Limitations

Employees may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by our board of directors, including: (1) being customarily employed for more than 20 hours per week; (2) being customarily employed for more than five months per calendar year; or (3) continuous employment with us or one of our affiliates for a period of time (not to exceed two years). No employee may purchase shares under the ESPP at a rate in excess of $25,000 worth of our common stock based on the fair market value per share of our common stock at the beginning of an offering for each year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value pursuant to Section 424(d) of the Code.

Changes to Capital Structure

In the event that there occurs a change in our capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or similar transaction, the board of directors will make appropriate adjustments to (1) the number of shares reserved under the ESPP, (2) the maximum number of shares by which the share reserve may increase automatically each year, (3) the number of shares and purchase price of all outstanding purchase rights, and (4) the number of shares that are subject to purchase limits under ongoing offerings.

Corporate Transactions

In the event of certain significant corporate transactions, including (1) a sale of all or substantially all of our assets, (2) the sale or disposition of 50% of our outstanding securities, (3) the consummation of a merger or consolidation where we do not survive the transactions and (4) the consummation of a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding

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immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction, any then-outstanding rights to purchase our stock under the ESPP may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of our common stock within 10 business days prior to such corporate transaction, and such purchase rights will terminate immediately.

ESPP Amendments, Termination

Our board of directors has the authority to amend or terminate our ESPP, provided that except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. We will obtain stockholder approval of any amendment to our ESPP as required by applicable law or listing requirements.

2014 stock incentive plan

Our board of directors and our stockholders approved our 2014 Plan in February 2014, an amendment to such plan in December 2017, and the amendment and restatement of such plan effective in March 2018. As of December 31, 2017, there were 1,318,339 shares remaining available for the grant of stock awards under our 2014 Plan and there were outstanding stock options covering a total of 2,164,056 shares and RSUs for 17,605 shares that were granted under our 2014 Plan. Subsequent to December 31, 2017, we granted an additional 551,143 RSUs under our 2014 Plan.

After the effective date of the 2018 Plan, no additional stock awards will be granted under the 2014 Plan, and all outstanding stock awards granted under the 2014 Plan that are repurchased, forfeited, expire or are cancelled will become available for grant under the 2018 Plan in accordance with its terms.

Awards

The 2014 Plan provides for the grant of ISOs, NSOs, referred to collectively as options, other stock-based awards including RSUs, and restricted stock awards, or collectively, stock awards. With the exception of ISOs, all stock awards may be granted to employees, including officers, and to non-employee directors, consultants and advisors of us and our affiliates. ISOs may be granted only to employees. We have only granted stock options and RSUs under the 2014 Plan.

Share Reserve

The aggregate number of shares of our common stock reserved for issuance pursuant to stock awards under the 2014 Plan is 3,500,000.

If an option granted under the 2014 Plan expires or terminates for any reason without having been exercised in full, the unpurchased shares subject to the option will become available for subsequent issuance under the 2014 Plan. If shares subject to RSUs or shares of restricted stock are forfeited or otherwise repurchased by us pursuant to an award agreement, such forfeited or repurchased shares will again be available for subsequent issuance under the 2014 Plan. In addition, shares tendered to us in payment of the exercise price of an option will become available for the grant of new stock awards under the 2014 Plan.

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Administration

Our board of directors, or a duly authorized committee thereof, has the authority to administer the 2014 Plan. Subject to the terms of the 2014 Plan, our board of directors or the authorized committee, referred to herein as the plan administrator, determines recipients, dates of grant, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability, the forms of award agreements and vesting schedule applicable to a stock award. The administrator has the authority to construe and interpret the terms of the 2014 Plan and stock awards granted under the 2014 Plan. Subject to the limitations set forth below, the plan administrator will also determine the exercise price or purchase price of stock awards granted and the types of consideration to be paid for the stock award. The plan administrator has the authority to modify or amend outstanding stock awards under the 2014 Plan, subject to the terms of the 2014 Plan.

Options

ISOs and NSOs are granted pursuant to stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2014 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2014 Plan vest at the rate specified by the plan administrator.

The plan administrator determines the term of stock options granted under the 2014 Plan, up to a maximum of 10 years. Unless the terms of an optionholder’s stock option agreement provide otherwise, if an optionholder’s service relationship with us, or any of our affiliates, ceases for any reason other than for cause, disability or death, the optionholder may generally exercise any vested options for a period of 90 days following the cessation of service. If an optionholder’s service relationship with us or any of our affiliates ceases due to death or disability, the optionholder or a beneficiary may generally exercise any vested options for a period of 180 days following the date of such disability or death. If an optionholder’s service relationship with us or any of our affiliates is terminated for cause, as defined in the 2014 Plan, any unexercised options will terminate immediately.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include cash or check or, with the consent of the plan administrator, (1) a personal recourse note, to the extent permitted by applicable law, (2) the tender of shares of our common stock previously owned by the optionholder, (3) consideration received under a cashless exercise program, (4) a net exercise, or (5) any combination of these methods. Options generally are not transferable except by will, or the laws of descent and distribution.

Other Stock-Based Awards

The plan administrator may grant other awards under the 2014 Plan based upon our common stock having such terms and conditions as the plan administrator may determine, including, without limitation, the grant of shares of common stock based upon certain conditions, the grant of securities convertible into common stock and the grant of warrants to purchase common stock, stock appreciation rights, phantom stock awards, or other restricted stock units.

Changes to Capitalization

In the event that there is a specified type of change in our capital structure, such as a stock split or recapitalization, appropriate adjustments will be made to the number and class of shares that may be delivered under the 2014 Plan, and/or the number, class and price of shares covered by each outstanding stock award.

Executive compensation

Merger or Change in Control

Except as provided in any award agreement, in the event of a change in control transaction, each outstanding stock award will be treated as the plan administrator determines, including providing that:

➢	options will be assumed, or substantially equivalent options will be substituted, by the acquiring or succeeding entity with appropriate adjustments as to the number and kind of shares and prices;

➢	upon written notice to the participants, the participant’s unexercised options will terminate immediately prior to the consummation of the change in control unless exercised by the participant to the extent otherwise then exercisable within a specified period following the date of notice;

➢	upon written notice to the participants, the participant’s unvested shares of restricted stock will be repurchased at cost;

➢	make or provide for a cash payment to participants equal to the difference between (A) the fair market value of the per share consideration received by a holder of common stock upon the consummation of the change in control times the number of shares of common stock subject to outstanding vested options and (B) the aggregate exercise price of such outstanding vested options, in exchange for the termination of such options;

➢	all or any outstanding options will become exercisable or all or any outstanding restricted stock awards will vest in part or in full, immediately prior to such change in control transaction;

➢	other stock-based awards (including RSUs) assumed or substituted by the acquiring or succeeding corporation (or an affiliate thereof); or

➢	other stock-based awards (including RSUs) will be cancelled to the extent not vested or not exercised prior to the effective time of the change in control, in exchange for such cash consideration (including no consideration) as the plan administrator, in its sole discretion, may consider appropriate.

Our plan administrator is not obligated to treat all stock awards in the same manner.

Under the 2014 Plan, a change in control transaction occurs if (i) the company is merged with or consolidated into another corporation where the stockholders of the company immediately prior to such merger or consolidation don’t own shares representing at least 50% of the voting power of the company or surviving corporation, as applicable; (ii) shares representing 50% or more of the voting power of the company are transferred to an unrelated third party; or (iii) the company is liquidated, or sells or otherwise disposes of all or sustainably all of its assets.

Amendment and Termination

Our board of directors may amend or terminate the 2014 Plan. The termination or any modification or amendment of the 2014 Plan may not adversely affect a participant’s rights under a stock award previously granted to him or her without his or her consent. Unless sooner terminated by our board of directors, the 2014 Plan will terminate on February 2, 2024.

Certain relationships and related party transactions

The following is a summary of transactions since January 1, 2015 to which we have been a party, in which the amount involved exceeded $120,000, and in which any of our directors, executive officers or holders of more than 5% of our capital stock, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest other than compensation and other arrangements that are described in the section titled “Executive Compensation.”

We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

LOANS TO RELATED PARTIES

We have, from time to time, extended loans to Mr. Ian Chan, our co-founder, Chairman and Chief Executive Officer. As of December 31, 2015 and 2016, amounts owed to us by Mr. Chan amounted to $0.2 million and $0.2 million, respectively. We did not charge any interest on amounts owed by Mr. Chan with respect to the loans and all outstanding amounts were settled in December 2017.

MABCO CORPORATION

On July 11, 2014, Mr. Ian Chan formed a legal entity, Mabco Corporation, or Mabco, on behalf of our company but in which we did not have any ownership interest. Although Mabco’s primary intent was to conduct business for our company, it was not our subsidiary. In October 2014, we advanced $1.0 million to Mabco, In March 2015, Mabco entered in a lease for laboratory space that we used. Throughout 2015, Mabco paid the lease costs and other operating expenses on our behalf, and the advance was reduced to zero at December 31, 2015 and Mabco became dormant. During 2016 and 2017, we paid Mabco’s lease obligations. In December 2017, Mabco’s remaining lease obligations were assigned to us, and we assumed the lease.

DIRECTOR NOMINATION RIGHTS

Certain members of our board of directors were initially nominated to their seats pursuant to board nomination rights granted to the holders of our preferred stock in connection with their investments in our company. Mr. Ha is the designee of the holders of our Series A preferred stock. Mr. Weng is the designee of the holders of our Series B preferred stock, and Mr. Ye is the designee of the holders of our Series C preferred stock. The designee of the holders of our Series D preferred stock remains open. Such board designation rights will terminate upon the closing of this offering.

INVESTORS’ RIGHTS AGREEMENT

In December 2017, we entered into a third amended and restated investors’ rights agreement that provides holders of our preferred stock, including certain holders of 5% or more of our capital stock and entities affiliated with certain of our directors, with rights of first refusal in favor of the holders of our preferred stock with respect to certain issuances of our capital stock and securities convertible into or exercisable or exchangeable for our capital stock. The rights of first refusal do not include the shares to be sold in this offering and will terminate upon the closing of this offering. The registration rights given

Certain relationships and related party transactions

to holders of our preferred stock include the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing, subject, in each case, to certain exceptions.

See “Description of capital stock—Registration rights” for more information about the registration rights.

INDEMNIFICATION AGREEMENTS

Our amended and restated certificate of incorporation contains provisions limiting the liability of directors, and our amended and restated bylaws, as amended, provide that we will indemnify each of our directors to the fullest extent permitted under Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws, as amended, also provide our board of directors with discretion to indemnify our officers and employees when determined appropriate by the board. In addition, we have entered into an indemnification agreement with each of our directors and executive officers that requires us to indemnify our directors and executive officers.

PARTICIPATION IN THIS OFFERING

Certain of our existing stockholders have indicated an interest in purchasing an aggregate of up to $         million in shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any of these stockholders, or any of these stockholders may determine to purchase more, less or no shares in this offering. The underwriters will receive the same underwriting discount on any shares purchased by these stockholders as they will on any other shares sold to the public in this offering.

RELATED-PARTY TRANSACTION POLICY

We have adopted a formal written policy that our executive officers, directors, holders of more than 5% of any class of our voting securities, and any member of the immediate family of and any entity affiliated with any of the foregoing persons, are not permitted to enter into a related-party transaction with us without the prior consent of our audit committee, or other independent members of our board of directors in the event it is inappropriate for our audit committee to review such transaction due to a conflict of interest. Any request for us to enter into a transaction with an executive officer, director, principal stockholder or any of their immediate family members or affiliates, in which the amount involved exceeds $120,000 must first be presented to our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our audit committee will consider the relevant facts and circumstances available and deemed relevant to our audit committee, including, but not limited to, whether the transaction will be on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related-party’s interest in the transaction.

Principal stockholders

The following table sets forth the beneficial ownership of our common stock as of March 31, 2018 for:

➢	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock;

➢	each of our named executive officers;

➢	each of our directors; and

➢	all of our executive officers and directors as a group.

The percentage of shares beneficially owned prior to this offering is based on 19,818,868 shares of our common stock deemed to be outstanding as of March 31, 2018, which reflects (i) 11,838,934 shares of common stock outstanding as of such date and (ii) gives effect to the conversion of all of the outstanding shares of our preferred stock into an aggregate of 7,979,934 shares of common stock immediately prior to the completion of this offering. The percentage of shares beneficially owned after this offering is based on                  shares of common stock outstanding, assuming the sale of                  shares of our common stock by us in this offering, the issuance of                  shares of common stock upon net exercise of a warrant to purchase 900 shares of our common stock upon effectiveness of the registration statement of which this prospectus forms a part, and no exercise of the underwriters’ option to purchase additional shares of our common stock.

The number of shares beneficially owned by each entity, person, director or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or dispositive power as well as any shares that the individual has the right to acquire within 60 days of March 31, 2018 through the exercise of any stock option, warrants, or other rights. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and dispositive power with respect to all shares of common stock held by that person. Unless otherwise noted below, the address of the persons listed on the table is c/o Abpro Corporation, 68 Cummings Park Drive, Woburn, MA 01801.

Certain of our existing stockholders have indicated an interest in purchasing an aggregate of up to $         million in shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any of these stockholders, or any of these stockholders may determine to purchase more, less or no shares in this offering. The underwriters will receive the same underwriting discount on any shares purchased by these stockholders as they will on any other shares sold to the public in this offering. The information set forth in the following table does not reflect any potential purchase of any shares in this offering by such parties.

Principal stockholders

		Percentage of shares beneficially owned

Name of beneficial owner	Number of shares beneficially owned	Before offering	After offering
5% or greater stockholders:
Orion Investment Holdings Limited(1)	3,595,704	18.1%		%
Apex Partners(2)	1,417,253	7.1%		%
Healthcare Industry (Cayman) Co. Limited(3)	1,203,704	6.1%		%
Named executive officers and directors:
Ian Chan(4)	8,859,645	43.7%		%
Eugene Y. Chan, M.D.(5)	1,350,000	6.7%		%
Fred Driscoll	0	—	—
Benjamin Ha	0	—	—
Robert S. Langer, Sc.D.(6)	357,500	1.8%	*
Adam S. Mostafa(7)	100,625	*	*
Gavin MacBeath, Ph.D.(8)	76,457	*	*
Thomas Weng(9)	75,548	*	*
Frank Ye(10)	1,417,253	7.1%		%
All current executive officers and directors as a group (9 persons)	12,237,028	58.2%		%

*	Represents beneficial ownership of less than 1%.
(1)	Consists of (a) 1,363,204 shares of common stock held directly by Orion Investment Holdings Limited, or Orion, a British Virgin Islands company; and (b) 2,232,500 shares of common stock issuable upon automatic conversion of shares of our Series A preferred stock. Ms. Mui Fan Chui, mother of our director Mr. Ha, is the sole owner and director of Orion. The address for Orion is Unit 2302, 23/F, New World Tower 1, 18 Queen’s Road, Central, Hong Kong.
(2)	Consists of (a) 1,232,394 shares of common stock issuable upon automatic conversion of our Series C preferred stock; and (b) 184,859 shares of common stock issuable upon exercise of warrants to purchase shares of our common stock, in each case held directly by Apex Partners II Ltd., a limited liability company registered in the British Virgin Islands. Apex Capital is the Chairman and Founding Partner of Apex Partners II Ltd. Mr. Ye, a member of our board of directors, is a chairman and founding partner of Apex Capital. The address for Apex Partners II Ltd., Apex Capital and Mr. Ye is Suite 9A, 728 Yan-An Road (west), Shanghai 200050, PRC.
(3)	Consists of 1,203,704 shares of common stock issuable upon automatic conversion of our Series D preferred stock. Healthcare Industry (Cayman) Co. Limited is a Cayman Islands company and its address is c/o Sertus Chambers, Governors Square, Suite # 5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman KY1-1104, Cayman Islands.
(4)	Consists of (a) 6,952,000 shares of common stock held directly by Mr. Chan, (b) 768,000 shares held by the FV Dynasty Trust for which Mr. Chan is sole Trustee, (c) 768,000 shares held by the FV GRAT Trust for which Mr. Chan is sole Trustee, and (d) 350,000 shares of common stock issuable upon the exercise of options held directly by Mr. Chan, as well as (e) 666,833 shares of common stock and (f) 122,812 shares of common stock issuable upon the exercise of options, in each case held directly by Mr. Chan’s spouse.
(5)	Consists of (a) 1,050,000 shares of common stock and (b) 300,000 shares of common stock issuable upon the exercise of options.
(6)	Consists of (a) 350,000 shares of common stock and (b) 7,500 shares of common stock issuable upon the exercise of options.
(7)	Reflects shares of common stock issuable upon the exercise of options.
(8)	Reflects of shares of common stock issuable upon the exercise of options.

Principal stockholders

(9)	Reflects 75,548 shares of common stock issuable upon exercise of warrants to purchase shares of our common stock.
(10)	Reflects beneficial ownership of shares held directly by Apex Partners II Ltd. as described in footnote (2)

Description of capital stock

The following description of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries. You should also refer to the amended and restated certificate of incorporation, the amended and restated bylaws and the third amended and restated investors’ rights agreement, which are filed as exhibits to the registration statement of which this prospectus is part.

GENERAL

Upon the completion of this offering and the filing of our amended and restated certificate of incorporation, our authorized capital stock will consist of                shares of common stock, par value $0.001 per share, and                shares of preferred stock, par value $0.001 per share.

COMMON STOCK

Outstanding shares

As of December 31, 2017, we had 19,786,997 shares of common stock outstanding, held of record by 44 stockholders, assuming the automatic conversion of all outstanding shares of our preferred stock into 7,979,934 shares of common stock immediately prior to completion of this offering. As of December 31, 2017, there were 2,164,056 shares of common stock subject to outstanding options and 17,605 shares of common stock subject to outstanding restricted stock unit, or RSU, awards under our equity incentive plan (which does not include 551,143 shares of our common stock issuable upon vesting of RSUs granted between December 31, 2017 and                , 2018).

Voting rights

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders. The affirmative vote of holders of at least                 % of the voting power of all of the then-outstanding shares of capital stock, voting as a single class, will be required to amend certain provisions of our amended and restated certificate of incorporation, including provisions relating to amending our amended and restated bylaws, the classified board, the size of our board, removal of directors, director liability, vacancies on our board, special meetings, stockholder notices, actions by written consent and exclusive jurisdiction.

Dividends

Subject to preferences that may apply to any outstanding preferred stock, holders of our common stock are entitled to receive ratably any dividends that our board of directors may declare out of funds legally available for that purpose on a non-cumulative basis.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Description of capital stock

Rights and preferences

Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

PREFERRED STOCK

Immediately prior to completion of this offering, all outstanding shares of preferred stock will convert into an aggregate of 7,979,934 shares of our common stock, following which we will amended and restate our certificate of incorporation. Under the amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to 853,342 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control that may otherwise benefit holders of our common stock and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

STOCK OPTIONS AND OTHER EQUITY AWARDS

As of December 31, 2017, 2,164,056 shares of common stock were issuable upon the exercise of outstanding stock options, at a weighted-average exercise price of $2.69 per share, and 17,605 shares of common stock were issuable upon vesting of outstanding RSUs. Subsequent to December 31, 2017, we granted RSUs for 551,143 shares of our common stock. For additional information regarding terms of our equity incentive plans, see the section titled “Executive compensation—Equity incentive plans.”

REGISTRATION RIGHTS

Following completion of this offering, certain holders of shares of our common stock, including those shares of our common stock issued upon the automatic conversion of our preferred stock in connection with this offering, will initially be entitled to certain rights with respect to registration of such shares under the Securities Act. These shares are referred to as registrable securities. The holders of these registrable securities possess registration rights pursuant to the terms of our third amended and restated investors’ rights agreement and are described in additional detail below. The registration of shares of our common stock pursuant to the exercise of the registration rights described below would enable the holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts, selling commissions and stock transfer taxes, of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described below.

Description of capital stock

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares the holders may include. The demand, piggyback and Form S-3 registration rights described below will expire no later than three years after the completion of this offering, or with respect to any particular holder, at such time that such holder can sell its shares under Rule 144 of the Securities Act during any three-month period.

Demand registration rights

Following completion of this offering, holders of                shares of our common stock and common stock issuable upon conversion of outstanding preferred stock, will be entitled to certain demand registration rights. At any time beginning on the earlier of the third anniversary of the date of our third amended and restated investors’ rights agreement or 180 days following the effectiveness of this registration statement, the holders of at least 50% of registrable securities may, on not more than one occasion, request that we register all or a portion of their shares, subject to certain specified exceptions. Such request for registration must cover at least 50% of the registrable securities then outstanding for an aggregate offering price equal or greater than $25.0 million and a price per share of not less than $20.00 (as adjusted for stock dividends, combinations or splits with respect to such shares).                .

Piggyback registration rights

In connection with this offering, holders of                  shares of our common stock and common stock issuable upon conversion of outstanding preferred stock are entitled to, which we expect the necessary percentage of holders to waive, their rights to notice of this offering and to include their shares of registrable securities in this offering. In the event that we propose to register any of our securities under the Securities Act in another offering, either for our own account or for the account of other security holders, the holders of registrable securities will be entitled to certain “piggyback” registration rights allowing them to include their shares in such registration, subject to specified conditions and limitations.

S-3 registration rights

Following completion of this offering, the holders of                  shares of our common stock and common stock issuable upon conversion of outstanding preferred stock will initially be entitled to certain Form S-3 registration rights. When we are eligible to use Form S-3, holders of registrable securities may make unlimited requests that we register all or a portion of their shares of common stock for sale on Form S-3 so long as the aggregate offering price to the public in connection with such offering equals or exceeds $1.0 million. The right to have such shares registered on Form S-3 is further subject to other specified conditions and limitations.

ANTI-TAKEOVER PROVISIONS OF DELAWARE LAW AND OUR CHARTER DOCUMENTS

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

➢	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

➢	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation

Description of capital stock

outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (1) by persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

➢	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include the following:

➢	any merger or consolidation involving the corporation and the interested stockholder;

➢	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

➢	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

➢	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder;

➢	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation; and

➢	in general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Amended and restated certificate of incorporation and amended and restated bylaws

Among other things, our amended and restated certificate of incorporation and amended and restated bylaws will:

➢	permit our board of directors to issue up to shares of preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change in control;

➢	provide that the authorized number of directors may be changed only by resolution of our board of directors;

➢	provide that our board of directors will be classified into three classes of directors;

➢	provide that, subject to the rights of any series of preferred stock to elect directors, directors may only be removed for cause, which removal may be effected, subject to any limitation imposed by law, by the holders of at least a majority of the voting power of all of our then-outstanding shares of the capital stock entitled to vote generally at an election of directors;

➢	provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

Description of capital stock

➢	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent or electronic transmission;

➢	provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing, and also specify requirements as to the form and content of a stockholder’s notice;

➢	provide that special meetings of our stockholders may be called only by the chairman of our board of directors, our chief executive officer or by our board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors; and

➢	not provide for cumulative voting rights, therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose.

The amendment of any of these provisions would require approval by the holders of at least 66 2⁄3% of the voting power of all of our then-outstanding common stock entitled to vote generally in the election of directors, voting together as a single class.

The combination of these provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts. We believe that the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.

Choice of forum

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our certificate of incorporation or our bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable.

Description of capital stock

LISTING

We have applied to list our common stock on The Nasdaq Global Market under the symbol “ABP.”

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, New York, 11219.

Shares eligible for future sale

Prior to this offering, there has been no public market for our common stock, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of our common stock, including shares issued upon the exercise of outstanding options, in the public market after the completion of this offering, or the perception that those sales may occur, could adversely affect the prevailing market price for our common stock from time to time or impair our ability to raise equity capital in the future. As described below, only a limited number of shares of our common stock will be available for sale in the public market for a period of several months after the completion of this offering due to contractual and legal restrictions on resale described below. Future sales of our common stock in the public market either before (to the extent permitted) or after restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity capital at a time and price we deem appropriate.

SALE OF RESTRICTED SHARES

Based on the number of shares of our common stock outstanding as of December 31, 2017, upon the closing of this offering and assuming (1) the automatic conversion of our outstanding Series A preferred stock, Series B preferred stock, Series C preferred stock, and Series D preferred stock into an aggregate of 7,979,934 shares of our common stock immediately prior to the completion of this offering, (2) the net exercise of a warrant to purchase 900 shares of our common stock, (3) no exercise of the underwriters’ option to purchase additional shares of common stock to cover over-allotments, if any, and (4) no exercise of outstanding options, vesting of RSUs or exercise of other warrants, we will have outstanding an aggregate of approximately                  shares of common stock. Of these shares, all of the                  shares of common stock to be sold in this offering will be freely tradable in the public market without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 of the Securities Act, or Rule 144 or subject to lock-up agreements. All remaining shares of common stock held by existing stockholders immediately prior to the consummation of this offering will be “restricted securities,” as such term is defined in Rule 144. These restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by Rule 144 or Rule 701 of the Securities Act, or Rule 701, which rules are summarized below.

As a result of the lock-up agreements referred to below and the provisions of Rule 144 and Rule 701 under the Securities Act, based on the number of shares of our common stock outstanding as of December 31, 2017, the shares of our common stock (excluding the shares sold in this offering) that will be available for sale in the public market are as follows:

Approximate number of shares	First date available for sale into public market
shares	181 days after the date of this prospectus, upon expiration of the lock-up agreements referred to below, subject in some cases to applicable volume, manner of sale and other limitations under Rule 144 and Rule 701.

We may issue shares of common stock from time to time as consideration for future acquisitions, investments or other corporate purposes. In the event that any such acquisition, investment or other transaction is significant, the number of shares of common stock that we may issue may in turn be

Shares eligible for future sale

significant. We may also grant registration rights covering those shares of common stock issued in connection with any such acquisition and investment.

In addition, the shares of common stock reserved for future issuance under our 2018 Plan will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements, a registration statement under the Securities Act or an exemption from registration, including Rule 144 and Rule 701.

RULE 144

In general, persons who have beneficially owned restricted shares of our common stock for at least six months, and any affiliate of the company who owns either restricted or unrestricted shares of our common stock, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144.

Under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, and we are current in our Exchange Act reporting at the time of sale, a person (or persons whose shares are required to be aggregated) who is not deemed to have been one of our “affiliates” for purposes of Rule 144 at any time during the 90 days preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, including the holding period of any prior owner other than one of our “affiliates,” is entitled to sell those shares in the public market (subject to the lock-up agreement referred to below, if applicable) without complying with the manner of sale, volume limitations or notice provisions of Rule 144, but subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than “affiliates,” then such person is entitled to sell such shares in the public market without complying with any of the requirements of Rule 144 (subject to the lock-up agreement referred to above, if applicable). In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, our “affiliates,” as defined in Rule 144, who have beneficially owned the shares proposed to be sold for at least six months, are entitled to sell in the public market, upon expiration of any applicable lock-up agreements and within any three-month period, a number of those shares of our common stock that does not exceed the greater of:

➢	1% of the number of common shares then outstanding, which will equal approximately shares of common stock following the completion of this offering (calculated as of December 31, 2017 on the basis of the assumptions described above and assuming no exercise of the underwriter’s option to purchase additional shares and no exercise of outstanding options); or

➢	the average weekly trading volume of our common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Such sales under Rule 144 by our “affiliates” or persons selling shares on behalf of our “affiliates” are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us. Notwithstanding the availability of Rule 144, the holders of substantially all of our restricted securities have entered into lock-up agreements as referenced above and their restricted securities will become eligible for sale (subject to the above limitations under Rule 144) upon the expiration of the restrictions set forth in those agreements.

Shares eligible for future sale

RULE 701

In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who acquired common stock from us in connection with a written compensatory stock or option plan or other written agreement in compliance with Rule 701 before the effective date of the registration statement of which this prospectus is a part (to the extent such common stock is not subject to a lock-up agreement) and who are not our “affiliates” as defined in Rule 144 during the immediately preceding 90 days, is entitled to rely on Rule 701 to resell such shares beginning 90 days after the date of this prospectus in reliance on Rule 144, but without complying with the notice, manner of sale, public information requirements or volume limitation provisions of Rule 144. Persons who are our “affiliates” may resell those shares beginning 90 days after the date of this prospectus without compliance with Rule 144’s minimum holding period requirements (subject to the terms of the lock-up agreement referred to below, if applicable).

LOCK-UP AGREEMENTS

We, our directors and executive officers, and substantially all of our stockholders have agreed with the underwriters, subject to specified exceptions, not to, directly or indirectly, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition (collectively, the “Lock-Up Securities”), or exercise any right with respect to the registration of any of the Lock-up Securities, or file or cause to be filed any registration statement in connection therewith, under the Securities Act, or (2) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of common stock or other securities, in cash or otherwise, an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of UBS Securities LLC and Wells Fargo Securities, LLC. This restriction terminates after the close of trading of the common stock on and including the 180th day after the date of this prospectus. UBS Securities LLC and Wells Fargo Securities, LLC may, in their sole discretion and at any time or from time to time before the termination of the 180-day period release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any person who will execute a lock-up agreement in connection with this offering, providing consent to the sale of shares prior to the expiration of the lock-up period.

REGISTRATION RIGHTS

Upon the completion of this offering, the holders of                  shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the lock-up agreements described under “—Lock-up agreements” above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. See the section titled “Description of capital stock—Registration rights.”

Shares eligible for future sale

EQUITY INCENTIVE PLANS

We intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the shares of common stock reserved for issuance under the 2014 Plan and the 2018 Plan. The registration statement is expected to be filed and become effective as soon as practicable after the completion of this offering. Accordingly, shares registered under the registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations and the lock-up agreements described above, if applicable.

Material U.S. federal tax consequences for non-U.S. holders of common stock

The following is a general discussion of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock by “Non-U.S. Holders” (as defined below) that do not own, and have not owned, actually or constructively, more than 5% of our common stock. This discussion is for general information purposes only and does not consider all aspects of U.S. federal income taxation that may be relevant to particular Non-U.S. Holders in light of their individual circumstances or to certain types of Non-U.S. Holders subject to special tax rules, including partnerships or other pass-through entities for U.S. federal income tax purposes, banks, financial institutions or other financial services entities, broker-dealers, insurance companies, tax-exempt organizations, pension plans, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, corporations that accumulate earnings to avoid U.S. federal income tax, persons who use or are required to use mark-to-market accounting, persons that hold our shares as part of a “straddle,” a “hedge”, a “conversion transaction,” “synthetic security”, integrated investment or other risk reduction strategy, certain former citizens or permanent residents of the United States, persons who hold or receive shares of our common stock pursuant to the exercise of an employee stock option or otherwise as compensation, or investors in pass-through entities (or entities that are treated as disregarded entities for U.S. federal income tax purposes). In addition, this discussion does not address, the effects of any applicable gift tax, the potential application of the alternative minimum tax and Medicare contribution tax consequences, or any tax considerations that may apply to Non-U.S. Holders of our common stock under state, local or non-U.S. tax laws and any other U.S. federal tax laws.

This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, and applicable Treasury regulations promulgated thereunder, or the Treasury Regulations, rulings, administrative pronouncements and judicial decisions that are issued and available as of the date of this registration statement, all of which are subject to change or differing interpretations at any time with possible retroactive effect. We have not sought, and will not seek, any ruling from the Internal Revenue Service, or the IRS, with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained. This discussion is limited to a Non-U.S. Holder who will hold our common stock as a capital asset within the meaning of the Code (generally, property held for investment). For purposes of this discussion, the term “Non-U.S. Holder” means a beneficial owner of our shares that is not a partnership (or entity or arrangement treated as a partnership for U.S. federal income tax purposes) and is not, for U.S. federal income tax purposes, any of the following:

➢	an individual who is a citizen or resident of the United States;

➢	a corporation (or other entity treated as a corporation) created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia;

➢	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

➢	a trust if (1) a court within the United States can exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

If a partnership (or entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our common stock, the tax treatment of such partnership and a partner in such

Material U.S. federal tax consequences for non-U.S. holders of common stock partnership generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our shares, you should consult your tax advisor regarding the U.S. federal tax consequences of the purchase, ownership and disposition of our common stock.

THIS SUMMARY IS NOT INTENDED TO BE TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.

DISTRIBUTIONS ON OUR COMMON STOCK

In general, subject to the discussion below under the headings “Information reporting and backup withholding” and “Foreign accounts,” distributions, if any, paid on our common stock to a Non-U.S. Holder (to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles) will constitute dividends and be subject to U.S. withholding tax at a rate equal to 30% of the gross amount of the dividend, or a lower rate prescribed by an applicable income tax treaty, unless the dividends are effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States. Any distribution not constituting a dividend (because such distribution exceeds our current and accumulated earnings and profits) will constitute a return of capital, which will be treated first as reducing the Non-U.S. Holder’s basis in its shares of common stock, but not below zero, and to the extent it exceeds the Non-U.S. Holder’s basis, as capital gain from the sale or exchange of such common stock (see “Gain on sale, exchange or other taxable disposition of common stock” below).

A Non-U.S. Holder who claims the benefit of an applicable income tax treaty generally will be required to satisfy certain certification and other requirements prior to the distribution date. Such Non-U.S. Holders must generally provide us and/or our paying agent, as applicable, with a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (or other appropriate form) claiming an exemption from or reduction in withholding under an applicable income tax treaty. Such certificate must be provided before the payment of dividends and must be updated periodically. If tax is withheld in an amount in excess of the amount applicable under an income tax treaty, a refund of the excess amount may generally be obtained by a Non-U.S. Holder by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty.

Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment or fixed base of the Non-U.S. Holder) generally will not be subject to U.S. federal withholding tax if the Non-U.S. Holder files the required forms, including IRS Form W-8ECI with us and/or our paying agent, as applicable, but, instead, generally will be subject to U.S. federal income tax on a net income basis at regular graduated rates in the same manner as if the Non-U.S. Holder were a resident of the United States. A corporate Non-U.S. Holder that receives effectively connected dividends may be subject to an additional branch profits tax at a rate of 30%, or a lower rate prescribed by an applicable income tax treaty.

GAIN ON SALE, EXCHANGE OR OTHER DISPOSITION OF OUR COMMON STOCK

In general, subject to the discussion below under the headings “Information reporting and backup withholding” and “Foreign accounts,” a Non-U.S. Holder will not be subject to U.S. federal income tax

Material U.S. federal tax consequences for non-U.S. holders of common stock or withholding tax on any gain realized upon such holder’s sale, exchange or other disposition of shares of our common stock unless:

(1) the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment or fixed base of the Non-U.S. Holder);

(2) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

(3) we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. Holder held the common stock, and, in the case where shares of our common stock are regularly traded on an established securities market, the Non-U.S. Holder owns, or is treated as owning, more than 5% of our common stock at any time during the foregoing period.

Net gain realized by a Non-U.S. Holder described in clause (1) above generally will be subject to U.S. federal income tax in the same manner as if the Non-U.S. Holder were a resident of the United States. Any gains of a corporate Non-U.S. Holder described in clause (1) above may also be subject to an additional “branch profits tax” at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty.

Gain realized by an individual Non-U.S. Holder described in clause (2) above will be subject to a flat 30% tax (or lower applicable treaty rate), which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States.

For purposes of clause (3) above, a corporation is a United States real property holding corporation, or USRPHC, if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are not, and we do not anticipate that we will become, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we became a USRPHC, a Non-U.S. Holder would not be subject to U.S. federal income tax on a sale, exchange or other taxable disposition of our common stock by reason of our status as an USRPHC so long as our common stock is regularly traded on an established securities market (within the meaning of the applicable regulations) and such Non-U.S. Holder does not own and is not deemed to own (directly, indirectly or constructively) more than 5% of our outstanding common stock at any time during the shorter of the five year period ending on the date of disposition and such holder’s holding period. Prospective investors are encouraged to consult their own tax advisors regarding the possible consequences to them if we are, or were to become, a USRPHC.

INFORMATION REPORTING AND BACKUP WITHHOLDING

Generally, we must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States or withholding was reduced by an applicable income tax treaty. Under applicable income tax treaties or other agreements, the IRS may make its reports available to the tax authorities in the Non-U.S. Holder’s country of residence or country in which the Non-U.S. Holder was established.

Material U.S. federal tax consequences for non-U.S. holders of common stock

Dividends paid to a Non-U.S. Holder that is not an exempt recipient generally will be subject to backup withholding, currently at a rate of 24%, unless the Non-U.S. Holder certifies to the payor as to its foreign status, which certification may generally be made on an applicable IRS Form W-8.

Proceeds from the sale or other disposition of common stock by a Non-U.S. Holder effected by or through a U.S. office of a broker will generally be subject to information reporting and backup withholding, currently at a rate of 24%, unless the Non-U.S. Holder certifies to the withholding agent under penalties of perjury as to, among other things, its name, address and status as a Non-U.S. Holder or otherwise establishes an exemption. Payment of disposition proceeds effected outside the United States by or through a non-U.S. office of a non-U.S. broker generally will not be subject to information reporting or backup withholding if the payment is not received in the United States. Information reporting, but generally not backup withholding, will apply to such a payment if the broker has certain connections with the United States unless the broker has documentary evidence in its records that the beneficial owner thereof is a Non-U.S. Holder and specified conditions are met or an exemption is otherwise established.

Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules from a payment to a Non-U.S. Holder that results in an overpayment of taxes generally will be refunded, or credited against the holder’s U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

FOREIGN ACCOUNTS

The Foreign Account Tax Compliance Act, or FATCA, generally imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or disposition of, our common stock if paid to a foreign entity unless (1) if the foreign entity is a “foreign financial institution,” the foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (2) if the foreign entity is not a “foreign financial institution,” the foreign entity identifies certain U.S. holders of debt or equity interests in such foreign entity or (3) the foreign entity is otherwise exempt from FATCA.

Withholding under FATCA generally (1) applies to payments of dividends on our common stock and (2) will apply to payments of gross proceeds from a sale or other disposition of our common stock made after December 31, 2018. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this section. Under certain circumstances, a Non-U.S. Holder may be eligible for refunds or credits of the tax (which may entail significant administrative burden). Non-U.S. Holders should consult their own tax advisors regarding the possible implications of FATCA on their investment in our common stock.

Underwriting

We are offering the shares of our common stock described in this prospectus through the underwriters named below. UBS Securities LLC and Wells Fargo Securities, LLC are acting as joint book-running managers of this offering and as representatives of the several underwriters. We have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase, and we have agreed to sell to the underwriters, the number of shares of common stock listed next to its name in the following table.

Underwriters	Number of Shares
UBS Securities LLC
Wells Fargo Securities, LLC
Oppenheimer & Co. Inc.
Nomura Securities International, Inc.

Total

The underwriting agreement provides that the underwriters must buy all of the shares of common stock if they buy any of them. However, the underwriters are not required to pay for the shares covered by the underwriters’ option to purchase additional shares as described below.

Certain of our existing stockholders have indicated an interest in purchasing an aggregate of up to $         million in shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any of these stockholders, or any of these stockholders may determine to purchase more, less or no shares in this offering. The underwriters will receive the same underwriting discount on any shares purchased by these stockholders as they will on any other shares sold to the public in this offering.

Our common stock is offered subject to a number of conditions, including:

➢	receipt and acceptance of our common stock by the underwriters; and

➢	the underwriters’ right to reject orders in whole or in part.

We have been advised by the representatives that the underwriters intend to make a market in our common stock but that they are not obligated to do so and may discontinue making a market at any time without notice. In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

OPTION TO PURCHASE ADDITIONAL SHARES

We have granted the underwriters an option to buy up to an aggregate of                  additional shares of our common stock. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares of common stock approximately in proportion to the amounts specified in the table above.

UNDERWRITING DISCOUNT

Shares sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a

Underwriting

discount of up to $                  per share from the initial public offering price. Sales of shares made outside of the United States may be made by affiliates of the underwriters. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein.

The following table shows the per share and total underwriting discount we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to                  additional shares.

	No Exercise	Full Exercise
Per share	$	$
Total	$	$

We estimate that the total expenses of the offering payable by us, not including the underwriting discount, will be approximately $                 million.

NO SALES OF SIMILAR SECURITIES

We, our executive officers and directors, and holders of all of our common stock have entered into lock-up agreements with the underwriters. Under the lock-up agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of the representatives, offer, sell, contract to sell, pledge, or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable or exercisable for our common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus.

The representatives may, at any time and in their sole discretion, release some or all the securities from these lock-up agreements. If the restrictions under the lock-up agreements are waived, shares of our common stock may become available for resale into the market, subject to applicable law, which could reduce the market price of our common stock.

INDEMNIFICATION

We have agreed to indemnify the several underwriters against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

NASDAQ LISTING

We have applied to have our common stock approved for listing on The Nasdaq Global Market under the symbol “ABP.”

PRICE STABILIZATION, SHORT POSITIONS

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock during and after this offering, including:

➢	stabilizing transactions;

➢	short sales;

Underwriting

➢	purchases to cover positions created by short sales;

➢	imposition of penalty bids; and

➢	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Stabilization transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering and purchasing shares of common stock on the open market to cover short positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are short sales made in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

These stabilizing transactions, short sales, purchases to cover positions created by short sales, the imposition of penalty bids and syndicate covering transactions may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. The underwriters may carry out these transactions on the Nasdaq, in the over-the-counter market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. Neither we, nor any of the underwriters make any representation that the underwriters will engage in these stabilization transactions or that any transaction, once commenced, will not be discontinued without notice.

DETERMINATION OF OFFERING PRICE

Prior to this offering, there was no public market for our common stock. The initial public offering price will be determined by negotiation among us and the representatives of the underwriters. The principal factors to be considered in determining the initial public offering price include:

➢	the information set forth in this prospectus and otherwise available to the representatives;

➢	our history and prospects and the history and prospects for the industry in which we compete;

Underwriting

➢	our past and present financial performance;

➢	our prospects for future earnings and the present state of our development;

➢	the general condition of the securities market at the time of this offering;

➢	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

➢	other factors deemed relevant by the underwriters and us.

The estimated public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock or that the common stock will trade in the public market at or above the initial public offering price.

AFFILIATIONS

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their affiliates may from time to time in the future engage with us and perform services for us or in the ordinary course of their business for which they will receive customary fees and expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of us. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of these securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in these securities and instruments.

ELECTRONIC DISTRIBUTION

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

NOTICE TO PROSPECTIVE INVESTORS IN CANADA

The securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection

Underwriting

73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

NOTICE TO PROSPECTIVE INVESTORS IN EUROPEAN ECONOMIC AREA

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares of our common stock may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Directive;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares of our common stock shall result in a requirement for us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

The EEA selling restriction is in addition to any other selling restrictions set out in this prospectus.

MiFID II Product Governance

Any person subsequently offering, selling or recommending the securities (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to

Underwriting

MiFID II is responsible for undertaking its own target market assessment in respect of the securities (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

NOTICE TO PROSPECTIVE INVESTORS IN AUSTRALIA

This offering memorandum is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the securities.

The securities are not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the securities has been, or will be, prepared.

This offering memorandum does not constitute an offer in Australia other than to persons who do not require disclosure under Part 6D.2 of the Corporations Act 2001 (Australia) and who are wholesale clients for the purposes of section 761G of the Corporations Act 2001 (Australia). By submitting an application for our securities, you represent and warrant to us that you are a person who does not require disclosure under Part 6D.2 and who is a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this offering memorandum is not a wholesale client, no offer of, or invitation to apply for, our securities shall be deemed to be made to such recipient and no applications for our securities will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our securities you undertake to us that, for a period of 12 months from the date of issue of the securities, you will not transfer any interest in the securities to any person in Australia other than to a person who does not require disclosure under Part 6D.2 and who is a wholesale client.

NOTICE TO PROSPECTIVE INVESTORS IN HONG KONG

The contents of this prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice. Please note that (i) our securities may not be offered or sold in Hong Kong, by means of this prospectus or any document other than to “professional investors” within the meaning of Part I of Schedule 1 of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) (SFO) and any rules made thereunder, or in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong) (CO) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO, and (ii) no advertisement, invitation or document relating to our securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the securities which are or are

Underwriting

intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the SFO and any rules made thereunder.

NOTICE TO PROSPECTIVE INVESTORS IN JAPAN

Our securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and our securities will not be offered or sold, directly or indirectly, in Japan, or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan, or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

NOTICE TO PROSPECTIVE INVESTORS IN SINGAPORE

This document has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this document and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our securities may not be circulated or distributed, nor may our securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where our securities are subscribed or purchased under Section 275 by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired our securities pursuant to an offer made under Section 275 except:

(1)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(2)	where no consideration is or will be given for the transfer;

(3)	where the transfer is by operation of law; or

(4)	as specified in Section 276(7) of the SFA.

NOTICE TO PROSPECTIVE INVESTORS IN SWITZERLAND

The Prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations (“CO”) and the shares will not be listed on the SIX Swiss Exchange.

Underwriting

Therefore, the Prospectus may not comply with the disclosure standards of the CO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the shares with a view to distribution.

NOTICE TO PROSPECTIVE INVESTORS IN UNITED KINGDOM

This prospectus is only being distributed to and is only directed at: (1) persons who are outside the United Kingdom; (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (3) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (1)-(3) together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Legal matters

The validity of the issuance of our common stock offered in this prospectus will be passed upon for us by Cooley LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk  & Wardwell LLP, New York, New York.

Experts

The consolidated financial statements included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements are included in reliance upon the report of such firm given upon their authority as experts in auditing and accounting.

Where you can find additional information

We have filed a registration statement on Form S-1 with the SEC with respect to the registration of the common stock offered for sale by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information about us, the common stock we are offering by this prospectus and related matters, you should review the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance we refer you to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits that were filed with the registration statement may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the SEC upon payment of the prescribed fee. Information on the operation of the public reference facilities may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov. You may also request copies of these filings, at no cost, by telephone at (617) 225-0808 or by mail to 68 Cummings Park Drive, Woburn, Massachusetts 01801, Attention: Chief Financial Officer.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act, and, in accordance with such requirements, we will file periodic reports and other information with the SEC. These periodic reports and other information are available for inspection and copying at the regional offices, public reference facilities and website of the SEC referred to above. We intend to furnish our stockholders with annual reports containing financial statements audited by our independent registered accounting firm. We also maintain a website at www.abpro.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

Abpro Corporation and its Subsidiary

Abpro Corporation and its Subsidiary

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and Board of Directors of Abpro Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Abpro Corporation and subsidiary (the “Company”) as of December 31, 2017 and 2016, the related consolidated statements of operations, changes in stockholders’ deficit, and cash flows for the years then ended and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulation of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

April 11, 2018

We have served as the Company’s auditor since 2017.

Abpro Corporation and its Subsidiary

ABPRO CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	December 31, 2016	December 31, 2017
		Actual	Pro Forma
Assets			(Unaudited)
Current assets
Cash and cash equivalents	$7,075	$14,523	$14,523
Accounts receivable	108	184	184
Prepaid expenses and other current assets	72	256	256

Total current assets	7,255	14,963	14,963
Deferred offering costs	—	621	621
Property and equipment, net	114	1,462	1,462
Due from related party	222	—	—
Security deposits	98	95	95

Total assets	$7,689	$17,141	$17,141

Liabilities, Redeemable Convertible Preferred Stock, Redeemable Noncontrolling Interest and Stockholders’ Deficit
Current Liabilities
Accounts payable	$76	$534	$534
Accrued expenses	1,685	1,852	1,852
Deferred revenue	128	99	99
Deferred rent	—	135	135

Total current liabilities	1,889	2,620	2,620

Deferred revenue, net of current portion	—	300	300
Deferred rent, net of current portion	—	370	370

Total liabilities	1,889	3,290	3,290

Commitments and contingencies (Note 7)	—	—	—
Redeemable convertible preferred stock (Note 9)	18,145	35,767	—
Redeemable noncontrolling interest (Note 6)	—	549	549

Stockholders’ deficit:
Common stock, par value $0.001 per share, authorized 25,000,000 and 58,833,276, issued 11,778,507 and 11,947,776, outstanding 11,637,794 and 11,807,063 as of December 31, 2016 and 2017, respectively	12	14	22
Treasury stock (140,713 shares at cost)	(30)	(30)	(30)
Additional paid-in capital	4,292	6,496	42,255
Accumulated deficit	(16,619)	(28,945)	(28,945)

Total stockholders’ (deficit) equity	(12,345)	(22,465)	13,302

Total liabilities, redeemable convertible preferred stock, redeemable noncontrolling interest, and stockholders’ (deficit) equity	$7,689	$17,141	$17,141

See notes to the consolidated financial statements.

Abpro Corporation and its Subsidiary

ABPRO CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

	Year Ended December 31, 2016	Year Ended December 31, 2017
Revenue	$1,685	$2,201

Cost of revenue	1,713	1,525
Research and development expense	1,128	6,103
General and administrative expense	4,220	6,930

Total cost of revenue and operating expenses	7,061	14,558

Loss from operations	(5,376)	(12,357)

Other income/expenses
Interest expense	(69)	—
Loss on conversion	(693)	—
Other income	29	31

Other income (expense) net	(733)	31

Net loss	$(6,109)	$(12,326)

Net loss per share—basic and diluted	$(0.52)	$(1.05)
Weighted-average common shares outstanding	11,637,794	11,766,258
Pro forma net loss per share—basic and diluted (unaudited)		$(0.64)
Pro forma weighted-average common shares outstanding (unaudited)		19,404,539

See notes to the consolidated financial statements.

Abpro Corporation and its Subsidiary

ABPRO CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

(In thousands, except share data)

	Common Stock		Treasury Stock		Additional Paid-In Capital	Accumulated Deficit
	Shares	Amount	Shares	Amount			Total
Balance at January 1, 2016	11,778,507	$12	—	$—	$2,621	$(10,510)	$(7,877)
Common stock warrants issued in Preferred Stock financings					498		498
Stock-based compensation expense					1,173		1,173
Repurchase of common stock			140,713	(30)			(30)
Net loss						(6,109)	(6,109)

Balance at December 31, 2016	11,778,507	12	140,713	(30)	4,292	(16,619)	(12,345)
Common stock issued in exchange for intellectual property used in research and development	79,125	1			467		468
Common stock warrants issued in Preferred Stock financings					195		195
Exercise of common stock warrant	90,144	1			225		226
Stock-based compensation expense					1,317		1,317
Net loss						(12,326)	(12,326)

Balance at December 31, 2017	11,947,776	$14	140,713	$(30)	$6,496	$(28,945)	$(22,465)

See notes to the consolidated financial statements.

Abpro Corporation and its Subsidiary

ABPRO CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands, except share data)

	Year Ended December 31, 2016	Year Ended December 31, 2017
Cash flows from operating activities:
Net loss	$(6,109)	$(12,326)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	64	156
Non-cash interest expense	32	—
Loss on conversion of convertible note	693	—
Stock based compensation	1,173	1,317
Intellectual property used in research and development exchanged for:
- Common stock	—	468
- Noncontrolling interest	—	549
Changes in operating assets and liabilities:
Accounts receivable	20	(76)
Prepaid expenses and other assets	(104)	(181)
Deferred revenue	30	271
Accounts payable	(268)	257
Accrued expenses and other current liabilities	(401)	192
Due from related party	(10)	(55)
Deferred rent	—	(45)

Net cash used in operating activities	(4,880)	(9,473)

Cash flows from investing activities:
Purchase of property and equipment	(108)	(762)
Proceeds from sale of fixed assets	—	10

Net cash used in investing activities	(108)	(752)

Cash flows from financing activities:
Exercise of common stock warrants	—	226
Payment of deferred offering costs	—	(544)
Proceeds from issuance of preferred stock	12,640	18,200
Cost of issuing preferred stock	(441)	(209)
Proceeds from convertible note	100	—
Purchase of treasury stock	(30)	—
Principal payments on term debt	(337)	—

Net cash provided by financing activities	11,932	17,673

Increase in cash and cash equivalents	6,944	7,448
Cash and cash equivalents, beginning of year	131	7,075

Cash and cash equivalents, end of year	$7,075	$14,523

Supplemental disclosure of cash flow information:
Cash paid for interest	$34	$—

Supplemental disclosure of noncash investing and financing items:
Conversion of convertible notes and accrued interest into common stock	$2,400	$—
Unpaid deferred offering costs and costs of issuing preferred stock	—	251
Due from related party settled with accrued wages	—	(277)
Purchases of property and equipment included in accounts payable and accrued liabilities	—	202
Landlord funded leasehold improvements allowances	—	550

See notes to the consolidated financial statements.

Abpro Corporation and its Subsidiary

ABPRO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data)

1.    Nature of Business

Abpro Corporation (“Abpro” or the “Company”), founded in 2004, was incorporated under the laws of the State of Delaware. The Company is headquartered in Woburn, Massachusetts.

The Company is a biotechnology company dedicated to developing next-generation antibody therapeutics to improve the lives of patients with severe and life-threatening diseases. The Company is initially focused on novel antibody constructs for immuno-oncology, opthamology, and autoimmunity.

The Company is subject to risks and uncertainties common to early stage companies in the biotechnology industry, including, but not limited to, development by competitors of more advanced or effective therapies, dependence on key executives, protection of and dependence on proprietary technology, compliance with government regulations and ability to secure additional capital to fund operations. Programs currently under development will require significant additional research and development efforts, including preclinical and clinical testing and regulatory approval prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel and infrastructure and extensive compliance-reporting capabilities. Even if the Company’s product development efforts are successful, it is uncertain when, if ever, the Company will realize significant revenue from product sales.

Through December 31, 2017, the Company has funded its operations with proceeds from sales of redeemable convertible preferred stock and the issuance of convertible promissory notes and, to a lesser extent, payments received in connection with revenue agreements and term debt. Since inception, the Company has incurred recurring losses, including a net loss of $6,109 and $12,326 for the years ended December 31, 2016 and 2017, respectively. The Company had an accumulated deficit of $28,945 at December 31, 2017. The Company expects to continue to incur operating losses for the foreseeable future. The Company expects that its cash and cash equivalents as of December 31, 2017 will be sufficient to fund its operations for at least twelve months from the date of issuance of the consolidated financial statements.

The future viability of the Company beyond that point is largely dependent on its ability to raise additional capital to finance its operations. The Company is seeking to complete an initial public offering (“IPO”) of its common stock. In the event the Company does not complete an IPO, the Company expects to seek additional funding through private financings, debt financing, collaboration agreements or research grants. Although the Company has been successful in raising capital in the past, there is no assurance that it will be successful in obtaining such additional financing on terms acceptable to the Company, if at all. There are uncertainties associated with the Company’s ability to (1) obtain additional debt or equity financing on terms that are favorable to the Company, (2) enter into collaboration agreements with strategic partners, and (3) succeed in its future operations.

If the Company is unable to obtain funding, the Company could be forced to delay, reduce or eliminate its research and development programs, product portfolio expansion or commercialization efforts, which could adversely affect its business prospects. Although management continues to pursue these plans, there is no assurance that the Company will be successful in obtaining sufficient funding on terms acceptable to the Company to fund continuing operations, if at all.

Abpro Corporation and its Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

2.    Summary of Significant Accounting Policies

A summary of the significant accounting policies in the preparation of the accompanying consolidated financial statements follows:

Principles of Consolidation

The consolidated financial statements reflect the operations of Abpro Corporation and its subsidiary, AbMed Corporation (“AbMed”). The Company holds an 82% ownership interest in AbMed, which was formed in 2016 and commenced operations in January 2017. All intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation and Use of Estimates

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The process of preparing financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and the accompanying notes. Actual results could differ from those estimates and changes in estimates may occur.

Unaudited Pro Forma Financial Information

In December 2017, the Company’s Board of Directors authorized the Company to file a registration statement with the Securities and Exchange Commission (“SEC”) permitting the Company to sell shares of its common stock to the public. Immediately prior to the closing of an IPO pursuant to an effective registration statement, provided that the net proceeds to the Company are at least $30,000 (a “Qualified IPO”), all of the Company’s issued and outstanding shares of redeemable convertible preferred stock (“Preferred Stock”) will automatically convert into shares of common stock. The unaudited pro forma consolidated balance sheet as of December 31, 2017 reflects the assumed conversion of all of the Company’s outstanding shares of Preferred Stock into shares of common stock and the expiration of certain warrants for common stock that are no longer exercisable.

Unaudited pro forma net loss per share is computed using the weighted-average number of common shares outstanding after giving effect to the conversion of all Preferred Stock into shares of the common stock, as if such conversion had occurred at the beginning of the period presented, or the date of original issuance, if later. The conversion of Preferred Stock has been reflected assuming shares of Preferred Stock convert into shares of fully paid common stock at the applicable conversion ratios.

See Note 9 for further discussion of Preferred Stock conversion features, as well as a discussion of the rights and preferences of the preferred stockholders.

Abpro Corporation and its Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

Comprehensive Income (Loss)

Comprehensive loss consists of net income or loss and changes in equity during the period from transactions and other events and circumstances generated from non-owner sources. The Company’s net loss equals comprehensive loss for all periods presented.

Concentrations of Credit Risk and Significant Customers

Financial instruments, which potentially expose the Company to concentration of credit risk, consist primarily of cash and accounts receivable. The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company maintains its cash in financial institutions that management believes to be of high credit quality. Accounts receivable are stated at the amount management expects to collect from outstanding balances. The Company does not currently maintain an allowance for potentially uncollectible accounts receivable based upon its assessment of the collectability of accounts receivable, which considers historical write-off experience and any specific risks identified in customer collection matters. Individual accounts receivable are written off when deemed uncollectible, with any future recoveries recorded in operations when received.

At December 31, 2016 and 2017, approximately 17% and 95% of accounts receivable was due from one and two customers, respectively. The revenue from these customers amounted to approximately 40% and 81% of total revenue recognized in 2016 and 2017, respectively. The Company believes that the customers are of high credit quality and that the Company is not subject to unusual risk with respect to these customers, and generally does not require collateral. There are no other customers that comprise 10% or more of consolidated revenues at December 31, 2016 and 2017, respectively.

Segment Information

The Company’s chief executive officer (“CEO”) is the chief operating decision maker and manages the Company and its operations as a single segment for the purposes of assessing performance and making operating decisions. All of the Company’s tangible assets are held in the United States. To date, all of the Company’s revenue has been generated in the United States.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. There were no cash equivalents at December 31, 2016 and 2017, respectively.

Warrants

Warrants to purchase shares that are redeemable or contingently redeemable are classified as a liability on the consolidated balance sheets and adjusted to fair value at each reporting date. Changes in fair value of warrants classified as liabilities are recognized in other income/(expense) in the consolidated statements of operations. Warrants to purchase common stock are evaluated and classified within equity when the warrants are considered to be indexed to the Company’s common stock and otherwise meet the criteria to be classified within stockholders’ equity.

Abpro Corporation and its Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

Redeemable Convertible Preferred Stock

The Company classifies stock that is redeemable in circumstances outside of the Company’s control outside of permanent equity. The Company records convertible preferred stock at fair value upon issuance, net of any issuance costs or discounts. No accretion has been recognized as the contingent events that could give rise to redemption are not deemed probable.

Derivative Instruments

Embedded derivatives that are required to be bifurcated from the underlying host instrument are accounted for and valued as a separate financial instrument. Any embedded derivatives are bifurcated and recognized on the consolidated balance sheets and separately accounted for at fair value. Changes in fair value of any derivative liability are recognized as a component of other income/(expense), net in the consolidated statements of operations. No embedded derivatives have been identified at December 31, 2016 and 2017, respectively.

Fair Value Measurements

The Company’s financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy:

➢	Level 1—Quoted prices in active markets for identical assets or liabilities.

➢	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

➢	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying value of cash, accounts receivable, accounts payable and accrued expenses that are reported on the consolidated balance sheets approximate their fair value due to the short-term nature of these assets and liabilities.

During the years ended December 31, 2016 and 2017, the Company issued warrants to purchase common stock in connection with the issuance of preferred stock. These warrants are recognized at fair value using nonrecurring measurements that are fully described in Note 11.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred, while any additions or improvements are capitalized.

Abpro Corporation and its Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

Depreciation and amortization expense is provided over the estimated useful lives of the assets using the straight-line method. A summary of the estimated useful lives is as follows:

Classification	Estimated Useful Life
Computer hardware and software	3 years
Lab equipment	3 - 5 years
Furniture and fixtures	3 - 5 years
Leasehold improvements	Shorter of useful life or lease term

Impairment of Long-lived Assets

The Company periodically evaluates its long-lived assets for potential impairment. Potential impairment is assessed when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. Recoverability of these assets is based on undiscounted expected future cash flows from the assets, considering a number of factors, including past operating results, budgets and economic projections, market trends, and product development cycles. An impairment of the carrying value of each asset is assessed when the undiscounted expected future cash flows derived from the asset are less than its carrying value. The impairment loss would be measured as the excess of the carrying value of the impaired asset over its fair value. No impairment charges were recorded in the periods presented.

Revenue Recognition

The terms of our arrangements range from several weeks to several months. The Company recognizes revenue for customer service arrangements to provide research and development services. Revenue is recognized when the following criteria have been met:

➢	persuasive evidence of an arrangement exists;

➢	delivery has occurred and risk of loss has passed;

➢	the price to the buyer is fixed or determinable; and

➢	collectability is reasonably assured.

Revenue is generally evidenced by client contracts, which range in duration from a few weeks to multiple months. Such contracts typically do not contain acceptance provisions. The Company generally recognizes revenue as services are performed, based upon rates specified in the contract. In cases where performance spans multiple accounting periods, revenue is recognized as services are performed, measured on a proportional-performance basis. Given the short duration of the arrangement and the level of effort to fulfill the obligations, the Company believes that ratable attribution over the expected duration of the arrangements reflects the best depiction of the Company’s efforts to deliver the services. Changes in estimated effort to complete the fixed fee contract are reflected in the period in which the change becomes known. To date, the only significant changes to the arrangements have historically been to terminate the arrangement when a viable target has not been identified. Changes to estimates have not been significant in the period presented.

Most contracts are terminable by the client, either immediately or upon notice. These contracts often require payment to the Company of expenses to wind down the project as well as any fees earned to date. Such payments are included in revenues when earned but have not been material in the period presented.

Abpro Corporation and its Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

The Company recognizes any payment that is contingent upon the achievement of a substantive milestone entirely in the period in which the milestone is achieved. To date, the Company’s arrangements that include milestone billing are not considered to have substantive milestones. Any payments that are contingent upon achievement of a non-substantive milestone are recognized as revenue prospectively, when such payments become due and collectible, over the remaining expected performance period under the arrangement, which is generally the remaining period over which the research and development services are expected to be provided.

Multiple-Element Arrangements

The Company evaluates multiple-element arrangements to determine (i) the deliverables included in the arrangement and (ii) whether the individual deliverables represent separate units of accounting or whether they must be accounted for as a combined unit of accounting. When deliverables are separable, consideration received is allocated to the separate units of accounting based on the relative selling price method and the appropriate revenue recognition principles are applied to each unit. When the Company determines that an arrangement should be accounted for as a single unit of accounting, the Company must determine the period over which the performance obligations will be performed and revenue will be recognized. This evaluation requires the Company to make judgments about the individual deliverables and whether such deliverables are separable from the other aspects of the contractual relationship. Deliverables are considered separate units of accounting provided that (i) the delivered item has value to the collaboration partner on a standalone basis and (ii) if the arrangement includes a general right of return with respect to the delivered item, delivery or performance of the undelivered item is considered probable and substantially in the Company’s control. In assessing whether an item has standalone value, the Company considers factors such as the research, development, manufacturing and commercialization capabilities of the collaboration partner and the availability of the associated expertise in the general marketplace. In addition, the Company considers whether the collaboration partner can use any other deliverable for its intended purpose without the receipt of the remaining deliverable, whether the value of the deliverable is dependent on the undelivered item, and whether there are other vendors that can provide the undelivered items.

The Company recognizes arrangement consideration allocated to each unit of accounting when all of the following criteria are met for that particular unit of accounting: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred and risk of loss has passed; (iii) the seller’s price to the buyer is fixed or determinable; and (iv) collectability is reasonably assured.

In the event that a deliverable does not represent a separate unit of accounting, the Company recognizes revenue from the combined unit of accounting over the contractual or estimated performance period for the undelivered items, which is typically the term of the Company’s research and development obligations. If there is no discernible pattern of performance or objectively measurable performance measures do not exist, then the Company recognizes revenue under the arrangement on a straight-line basis over the period the Company is expected to complete its performance obligations. Conversely, if the pattern of performance over which the service is provided to the customer can be determined and objectively measurable performance measures exist, then the Company recognizes revenue under the arrangement using the proportional performance method. Revenue recognized is limited to the lesser of the cumulative amount of payments received or the cumulative amount of revenue earned, as determined using the straight-line method or proportional performance method, as applicable, as of the period ending date.

Abpro Corporation and its Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

Significant management judgment is required in determining the level of effort required under an arrangement and the period over which the Company expects to complete its performance obligations under an arrangement. No revenue has been recognized from multiple element arrangements for the periods ending December 31, 2016 and 2017, respectively.

Deferred Revenue

The Company bills customers in accordance with contractual terms. Amounts billed to customers in excess of revenue recognized are recorded as deferred revenue. As the contracted services are subsequently performed and the associated revenue is recognized, the deferred revenue balance is reduced by the amount of revenue recognized during the period.

Deferred Offering Costs

The Company capitalizes incremental legal, professional accounting and other third-party fees that are directly associated with its planned IPO as other non-current assets until the IPO is consummated. After consummation of the IPO, these costs will be recorded in stockholders’ deficit as a reduction of additional paid-in capital generated as a result of the offering. If the Company terminates its plan for an IPO, any costs deferred will be expensed immediately.

Research and Development Expenses

Costs incurred for research and development are expensed as incurred. Research and development expenses primarily consist of salaries and related expenses for personnel, outside consulting services and sponsored research and the costs of materials and supplies used in the research and development efforts.

Nonrefundable prepayments for goods or services that will be used or rendered for future research and development activities are deferred and capitalized. Such amounts are recognized as an expense as the goods are delivered or the related services are performed, or until it is no longer expected that the goods will be delivered or the services rendered.

Income Taxes

The Company is primarily subject to U.S. federal and Massachusetts state income tax. Due to the losses incurred the Company is subject to federal and state tax examinations since inception; however, no examinations are currently in progress.

The provision for income taxes includes federal, state and local taxes. Income taxes are accounted for under the asset and liability method. For federal and state income taxes, deferred tax assets and liabilities are recognized based upon temporary differences between the consolidated financial statements and the tax basis of assets and liabilities. Deferred income taxes are based upon prescribed rates and enacted laws applicable to periods in which differences are expected to reverse. A valuation allowance is recorded when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company recognizes tax benefits when a position is more likely than not to be sustained upon examination by the applicable taxing authority. The tax benefits recognized in the consolidated financial

Abpro Corporation and its Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. There were no uncertain tax positions as of December 31, 2016 and 2017, respectively. The Company’s policy is to recognize interest and penalties related to income tax in income tax expense. As of December 31, 2016 and 2017, respectively, the Company had no accruals for interest or penalties related to income tax matters.

Stock-Based Compensation

The Company recognizes compensation expense resulting from the issuance of share-based awards based on the grant date fair value of those awards in the consolidated statements of operations over the requisite service period. The fair value of options is calculated using the Black-Scholes option pricing model. The Company uses the fair value of its common stock to determine the fair value of restricted share awards. The compensation expense related to the Company’s equity-based awards granted to employees is recognized on a straight-line basis over the period in which the related services are received.

While the Company has not historically granted a significant number of awards to non-employees, the Company initially measures equity awards granted to consultants and non-employees based on the fair value of the award on the date of grant. Compensation expense is recognized over the period during which services are rendered by such consultants and non-employees. At the end of each financial reporting period prior to completion of the service, the fair value of these awards is remeasured using the then-current fair value of the award under the Black-Scholes option-pricing model, and income or expense is recognized over the vesting terms.

The Company classifies equity-based compensation expense in its consolidated statements of operations in the same manner in which the award recipient’s salary and related costs are classified or in which the award recipient’s service payments are classified. Forfeitures are recognized as incurred and have not had a significant impact in the periods presented.

JOBS Act Accounting Election

The Jumpstart Our Business Startups Act of 2012 permits an emerging growth company to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. As an emerging growth company, the Company has elected to take advantage of this extended transition period.

Recently Issued Accounting Standards

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. This ASU permits the use of either the retrospective or cumulative effect transition method and will be adopted by the Company on January 1, 2019. The Company is evaluating the effect that ASU 2014-09 will have on the Company’s consolidated financial statements and related disclosures. The Company has not yet selected a transition method nor has the Company determined the effect of the standard on the Company’s ongoing financial reporting.

Abpro Corporation and its Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

In February 2016, the FASB issued ASU 2016-02, Leases, (Topic 842) (“ASU 2016-02”), which provided guidance related to how an entity should recognize lease assets and lease liabilities. ASU 2016-02 specifies that an entity who is a lessee under lease agreements should recognize lease assets and lease liabilities for those leases classified as operating leases under previous FASB guidance. ASU 2016-02 is effective for the Company beginning in the first quarter of 2020. Early adoption is permitted. The Company is evaluating the impact of adopting this guidance on the Company’s consolidated financial condition, results of operations and cash flows and expects to recognize a lease obligation upon adoption. See Note 7 for additional information related to the Company’s lease obligations at December 31, 2017.

3.    Net (Loss) Income Per Share

Basic net loss per share is computed by dividing the net loss by the weighted-average number of shares of common stock outstanding for the periods. During periods where the Company might earn net income, the Company would allocate participating securities a proportional share of net income determined by dividing total weighted average participating securities by the sum of the total weighted average shares of common stock and participating securities (the “two-class method”). Participating securities have the effect of diluting both basic and diluted earnings per share during periods of income. During periods where the Company incurs net losses, the Company allocates no loss to participating securities because these securities have no contractual obligation to share in the losses of the Company. The Company computes diluted loss per common share after giving consideration to the dilutive effect of stock options and warrants that are outstanding during the period, except where such nonparticipating securities would be antidilutive.

The following potential shares of common stock as of December 31, 2016 and 2017 were excluded from the computation of diluted net loss attributable to common stockholders per share because such shares had an antidilutive impact due to the losses reported:

	Years ended December 31,
	2016	2017
Options and other equity awards for common stock	1,677,576	2,181,661
Warrants to purchase common stock	675,143	669,257
Conversion of redeemable convertible preferred stock	6,294,750	7,979,934

Abpro Corporation and its Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

Unaudited Pro Forma Net Loss Per Share

The unaudited pro forma basic and diluted weighted average common shares outstanding used in the calculation of unaudited pro forma basic and diluted net loss per share for the year ended December 31, 2017 has been prepared to give effect, upon a qualified IPO, to the automatic conversion of all outstanding shares of convertible preferred stock into common stock as if the proposed IPO had occurred on the later of January 1, 2017 or the issuance date of the convertible preferred stock. Pro forma basic and diluted net loss per share was calculated as follows:

2017
Net loss attributable to common stockholders	$(12,326)

Weighted average common shares outstanding—basic and diluted	11,766,258
Pro Forma adjustment to reflect automatic conversion of convertible preferred stock to common stock upon the completion of the proposed initial public offering	7,638,280

Pro forma weighted average common shares outstanding—basic and diluted	19,404,539

Pro forma net loss per share—basic and diluted	$(0.64)

4.    Property and Equipment

Property and equipment at December 31 consisted of the following (in thousands):

	2016	2017
Furniture and fixtures	$15	$53
Lab equipment	304	969
Computer hardware and software	21	23
Leasehold improvements	59	768

	399	1,813
Less accumulated depreciation and amortization	(285)	(351)

	$114	$1,462

Depreciation and amortization expense was $64 and $156 for the year ended December 31, 2016 and 2017, respectively.

5.     Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities at December 31 consisted of the following (in thousands):

	2016	2017
Accrued salaries and wages	$1,483	$333
Accrued deferred offering costs and costs of issuing preferred stock	—	251
Accrued professional fees	73	693
Other accrued expenses	129	575

Total accrued expenses and other liabilities	$1,685	$1,852

Abpro Corporation and its Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

Accrued salaries and wages included $1,293 at December 31, 2016 related to a deferred compensation arrangement with the Company’s co-founders and executive officers. These amounts were paid in full in December 2017.

6.    Research and Collaboration Agreements

Essex Bio-Investment Ltd.

On January 22, 2016, the Company entered into a collaboration and license agreement (the “Essex Agreement”) with Essex Bio-Investment Limited (“Essex”) to jointly develop antibodies for one or more antigen targets, and then to develop and commercialize one or more products based upon such jointly developed antibodies. Under the Essex Agreement, the Company granted Essex an exclusive, sublicensable, perpetual license to make, use import and export certain licensed antibodies in China (defined in the Essex Agreement as the People’s Republic of China, Hong Kong, Macau and Taiwan). Essex also granted the Company an exclusive, sublicensable (subject to certain conditions) license solely to make, use, sell and import certain licensed products co-developed by the Company and Essex under the Essex Agreement throughout the world, excluding China (as defined in the Essex Agreement).

The Essex Agreement contemplates the formation of a joint steering committee to oversee the collaboration that includes representatives from both the Company and Essex. The Company agreed to use commercially reasonable efforts to identify lead candidate licensed antibodies for development and then subsequently develop such licensed antibodies until the filing of an investigative new drug (“IND”) application with the FDA in accordance with the development plan. Upon the filing of an IND application with the FDA, Essex has an exclusive option to further develop the licensed antibodies and use its commercially reasonable efforts to further develop such licensed antibodies towards a licensed product in China (as defined in the Essex Agreement) in accordance with the development plan. The costs incurred by the Company related to the Essex Agreement are reported within research and development expenses in the consolidated statements of operations and were not material in the years ended December 31, 2016 and 2017, respectively.

In the event Essex does not exercise such option within the specified timeframe, the Company shall be free to further develop and commercialize the subject licensed antibody or licensed product. The Company will be responsible for all resources required and related costs incurred to perform its development responsibilities with respect to the licensed antibodies up to the point of IND filing. Such costs are expensed as incurred. Essex shall bear its costs to further develop the license antibodies that it has chosen as part of its option exercise.

Under the Essex Agreement, Essex agreed to pay the Company a mid-single-digit percentage royalty of net sales of licensed products generated by Essex, its affiliates or sublicensees beginning with the first commercial sale of a licensed product. The Company also agreed to pay Essex a high-single-digit percentage royalty of net sales generated by the Company, its affiliates or sublicensees of licensed products that are subject to Essex’s development option and developed by Essex beginning with the first commercial sale of a licensed product in the Company’s territory.

The initial term of the Essex Agreement is ten years. Thereafter, the Essex Agreement shall automatically renew for successive two year periods, unless either party provides the other party with prior written

Abpro Corporation and its Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

notice to not renew. Either party may terminate the Essex Agreement by providing not less than 90 days’ prior written notice before the end of the initial or any subsequent two-year term thereafter. Either party may terminate the Essex Agreement in the event of a material breach by the other party if such breach remains uncured for a specified period or immediately upon the occurrence of specified bankruptcy events for the other party.

The Company has not received any payments from Essex in relation to the Essex Agreement. Any future payments that the Company may receive pursuant to the Essex Agreement represent revenue for the Company.

Upon commercialization of any licensed product, the Company will recognize the royalty revenue once it meets the revenue recognition criteria, including ‘fixed or determinable’. The Company also determined that it will be the principal with regards to sales to third parties within its territory and shall record amounts received as revenue. The Company will classify the royalty earned by Essex as costs of sales and expense and accrue these amounts as they become probable and estimable.

MedImmune Ltd.

In August 2016, the Company entered into a collaboration and license agreement with its majority-owned subsidiary, AbMed Corporation (“AbMed”) and MedImmune Limited (“MedImmune”), pursuant to which MedImmune granted AbMed an exclusive, worldwide, royalty-bearing, sublicensable (subject to certain conditions) license under specified patent rights to make, use, and sell certain of its proprietary ANG-2/VEGF-H1RK bispecific antibodies. The Company is using these antibodies in its ABP-200 and ABP-201 product candidates. The Company agreed to use commercially reasonable efforts to reach certain development and commercialization milestones for such bispecific antibodies within specified timeframes, and to make financial contributions aggregating $2,500 to AbMed in exchange for an 82% ownership interest in AbMed which funds are to be used by AbMed to perform research under the agreement. In connection with entry into the MedImmune license agreement, AbMed issued preferred shares to MedImmune, comprising an 18% noncontrolling interest in AbMed, in exchange for intellectual property with a value of $549. The intellectual property was recognized as research and development expenses for the year ended December 31, 2017. The Company is responsible for the operational activities of AbMed, and bears all costs necessary to operate AbMed. The Company’s CEO is also the CEO of AbMed and oversees the business strategy and operations of AbMed. As such, AbMed is accounted for as a consolidated subsidiary with a noncontrolling interest.

Upon an event of default by the Company or upon a liquidation of AbMed, MedImmune has the right to put its interest in AbMed to the Company. The amount to be paid under the redemption option is equal to $2.00 per share for each share of AbMed stock held by MedImmune. As the redemption right is not within the control of the Company, the noncontrolling interest has been classified outside of permanent equity. The Company has not allocated any losses to the noncontrolling interests given that the preferred shares held by MedImmune have no contractual obligations to share in the losses of AbMed.

Under the agreement, AbMed agreed to pay MedImmune milestone and royalty payments including:

•	up to $244,000 in milestone payments, which are comprised of $14,000 upon meeting certain clinical development milestones, $80,000 upon achieving certain regulatory events and $150,000 upon meeting certain worldwide commercial sales thresholds; and

•	tiered high-single to low double-digit percentage royalties based on annualized net sales of each product commercialized from the collaboration on a country-by-country basis.

Abpro Corporation and its Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

As of December 31, 2016 and 2017, respectively, the Company has not achieved any of these milestones.

Unless earlier terminated in accordance with its terms, the agreement with AbMed and MedImmune remains in effect on a country-by-country basis until the expiration of the last royalty term in such country.

Memorial Sloan Kettering License Agreement

In March 2017, the Company entered into an exclusive license agreement with Memorial Sloan Kettering Cancer Center (“MSK”). Under the MSK license agreement, MSK granted the Company a license to the HER2/OKT3 bispecific antibody developed using the licensed patent rights in the field of human cancer diagnosis, treatment, or prevention.

Under the MSK license agreement, the Company agreed to use commercially reasonable efforts to reach certain development and commercial milestones for at least one licensed product or licensed service within specified timeframes and to pay MSK certain fees, including as follows:

➢	an immaterial initial license fee;

➢	additional milestone payments up to the mid tens of millions of dollars per licensed product or licensed service upon the achievement of specified milestone events;

➢	running royalties on net sales of any licensed products or licensed services from the low-single digit percentages to the high single digit percentages, as well as guaranteed annual minimum royalties, (which annual minimum royalties may be credited against the running royalties on net sales of any licensed products or services); and

➢	minimum research funding commitment for at least $1,200 in direct costs for both sponsored and clinical research over two separate four-year periods.

The Company also agreed to conduct the Phase 1 clinical trial at MSK.

In connection with entry into the MSK license agreement, the Company issued 79,125 shares of its common stock with an aggregate value of $468 to MSK. The Company also provided MSK with Board observer and information rights, subject to certain limited exceptions.

Unless earlier terminated, the MSK license agreement will expire upon the satisfaction of all obligations under the agreement following the expiration of all royalty payment obligations. Either party may terminate the agreement in the event of an uncured material breach by the other party.

The initial license fee, including the fair value of the common stock issued to MSK, was recognized as research and development expenses for the year ended December 31, 2017. Upon determination that a milestone is probable to occur, the milestone payment will be recorded as research and development expense with a corresponding payable for the accrued amount. The Company will monitor the milestone payments for this arrangement on an ongoing basis.

Abpro Corporation and its Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

Luye Pharma Group Ltd. Collaboration and License Agreement (ABP-130 and ABP-140)

In November 2017, the Company entered into a collaboration and license agreement with Luye Pharma Group Ltd. (“Luye”) to jointly develop two bispecific antibodies to one or more mutually agreed antigen targets, and then to develop and commercialize one or more products based upon such jointly developed bispecific antibodies. Under the Luye agreement, the Company granted a license to certain antibodies that are developed by the parties under the agreement in China for which Luye has exercised its option under the agreement. Luye also has a right of first negotiation if the Company desires to license, sell, or otherwise transfer its rights to a licensed antibody or product outside of China to a third party.

The Company agreed to use its commercially reasonable efforts to identify lead licensed antibodies for development, and, through a steering committee, the parties will elect one lead candidate licensed antibody from each program for development. The selected antibodies will be ABP-130 and ABP-140. After completion of animal studies, Luye has the exclusive option to further develop such licensed antibody and use commercially reasonable efforts to develop such antibody towards a product in China (as defined in the Luye agreement) in accordance with the development plan. Each party will subsequently be responsible for its own development costs. If Luye does not exercise such option within the specified timeframe, the Company is then free to further develop and commercialize the subject licensed antibody or licensed product. If either party fails to perform its development obligations with respect to a licensed antibody or product in accordance with the development plan, the other party has the right to (i) revoke the licenses it granted the breaching party under the Luye agreement and (ii) assume the development and commercialization of such licensed antibody or product in the breaching party’s territory.

Under the Luye agreement, Luye paid the Company a one-time fee of $300. Luye agreed to reimburse the Company up to $1,500 of research and development costs incurred per licensed antibody per an agreed development plan, as well as other amounts in excess of $1,500 provided such expenses are mutually agreed and reflected in an amended development plan. Luye also agreed to pay the Company low to mid-single digit percentage tiered royalties based on net sales of licensed products by Luye in its territory, and the Company agreed to pay Luye low to mid-single digit percentage tiered royalties based on the Company’s net sales of licensed products in the Company’s territory. The Company is also eligible to receive up to an aggregate of $581,600 of non-refundable milestone payments from Luye upon achieving certain development, regulatory approval and commercialization milestones for each unique licensed antibody or product. The Company also agreed to pay Luye an aggregate of $13,500 in non-refundable milestones tied to certain clinical trial and regulatory milestones for licensed antibodies or products in the Company’s territory.

Unless earlier terminated, the initial term of the agreement continues for so long as the parties are commercializing a licensed product in a territory and in no event less than 10 years.

Any future payments that the Company may receive pursuant to the Luye Agreement represent revenue for the Company. The option to obtain a development and commercialization license in the Luye territory will be recognized upon opt-in by Luye or expiration of the option, and research and development services related to the development of the licensed antibodies will be recognized through proportional performance through the completion of the animal study. Upon commercialization of any licensed product, the Company will recognize the royalty or milestone revenue received from Luye once

Abpro Corporation and its Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

it meets the revenue recognition criteria, including ‘fixed or determinable’. The Company determined that none of the development and regulatory milestones under the arrangement were substantive milestones; therefore, these will be treated as contingent revenue and recognized upon achievement, to the extent that the Company has no remaining performance obligations under the arrangement. The Company also determined that it will be the principal with regards to sales to third parties within its territory and shall record amounts received as revenue. As of December 31, 2017, the Company has recognized $300 in deferred revenue as a result of upfront payments from Luye for the collaboration and license agreement, and the deferred revenue has been classified as a long term liability.

The Company has not incurred any research and development expense to date in relation to its performance under the agreement for the year ended December 31, 2017. Upon determination that a milestone by the Company is probable to occur, the milestone payment to Luye will be recorded as R&D expense with a corresponding payable for the accrued amount. The Company will monitor the milestone payments for this arrangement on an ongoing basis.

National Institutes of Health

The Company entered into a patent license agreement effective as of August 1, 2017 with the National Cancer Institute (“NCI”), a division of the National Institutes of Health, pursuant to which the Company received an exclusive, worldwide license, with the right to sublicense (subject to certain conditions), licensed products in the field of using certain antibodies for the treatment of liver cancer. The Company is required to either (i) amend the license agreement no later than January 1, 2019 to narrow the licensed field of use to a single selected lead monoclonal antibody candidate or (ii) pay quarterly extension royalties of $25 beginning in January 2019 and then $50 in subsequent quarters.

The Company paid NCI a nonrefundable fee totaling $100 in connection with entry into the agreement, and agreed to pay a $25 minimum annual royalty, creditable against any earned royalties, and the Company agreed to pay royalties based on net sales of licensed products. The Company also agreed to pay up to an aggregate of approximately $15,600 of benchmark royalties, which are payable upon achieving certain clinical, regulatory and commercial milestones. The Company also agreed to pay sublicense royalties ranging from a mid-single digit percentage to a low-double digit percentage based on the fair value of the consideration it receives from any sublicensees.

Unless earlier terminated, the Company’s agreement with NCI will expire upon expiration of all licensed patent rights. The Company may also terminate the agreement as to any licenses in any country or territory upon 60 days written notice.

The initial license fee and upfront royalties were recognized as research and development expenses for the year ended December 31, 2017. Upon determination that a future milestone is probable to occur, the milestone payment will be recorded as research and development expense with a corresponding payable for the accrued amount. The Company will monitor the milestone payments for this arrangement on an ongoing basis.

Abpro Corporation and its Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

7.    Commitments and Contingencies

Operating Leases

The Company has entered into agreements to lease office, industrial space and various equipment under operating lease agreements. During 2017, the Company capitalized $550 of normal tenant improvements that were paid for by the landlord. These tenant allowances were recorded as deferred rent and are being recognized as a reduction of rent expense over the lease term. The Company has recognized rent expense, including the reduction for tenant allowances, on a straight-line basis over the respective lease term.

Future minimum lease payments under all non-cancelable operating leases at December 31, 2017 are as follows (in thousands):

Year Ending December 31,
2018	594
2019	535
2020	456
2021	342

$1,927

Rent expense in the years ended December 31, 2016 and 2017 was $200 and $278, respectively.

Litigation

The Company, from time to time, is subject to legal proceedings and claims that arise in the ordinary course of business. Resolution of any such matter could have a material adverse effect on the results of operations and financial condition. The Company considers all claims on a periodic basis and based on known facts assesses whether potential losses are considered reasonably possible, probable and estimable. Based upon this assessment, the Company then evaluates disclosure requirements and whether to accrue for such claims in its consolidated financial statements. The Company records a provision for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

The Company is not engaged in any legal disputes at December 31, 2016 or 2017.

Employment Agreements

The Company has entered into agreements with certain members of senior management. The terms of these agreements include noncompete and nondisclosure provisions as well as provide for defined severance payments and acceleration of vesting of share based awards.

The Board of Directors has approved bonuses, totaling up to $2,128, that will become payable upon the completion of the proposed IPO. Those bonuses will be recognized in the statement of operations upon completion of an effective IPO.

Abpro Corporation and its Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

8.     Convertible Notes

Between November 2013 and May 2015, the Company issued convertible notes to new and existing investors (the “Convertible Notes”) for proceeds of $2,213. The Convertible Notes accrued various interest rates ranging from 5.0% to 12.5%. The Convertible Notes matured at the earlier of (i) a stated term from the date of issuance, or date of the note amendment, or (ii) upon a Qualified Equity Financing transaction, as defined in the Convertible Notes. Upon conversion, some of the Convertible Notes contain a provision that allowed the holders to convert the outstanding principal and accrued interest to preferred shares at a discount to the other investors in the Qualified Equity Financing. All of the Convertible Notes are accounted for as stock settled debt.

In March 2016, all outstanding Convertible Notes and accrued interest totaling $2,400 were converted into shares of the Company’s Series C Preferred (see Note 10) with a fair value of $3,093, resulting in a loss on conversion totaling $693, which was recognized in the statements of operations.

9.    Stockholders’ Equity

As of December 31, 2017, the Company was authorized to issue 58,856,059 shares of common stock and 8,833,276 shares of preferred stock, of which 34,372 shares were designated as Series A Preferred Stock, 2,500,000 shares were designated as Series B Preferred Stock, and 3,521,127 shares were designated Series C Preferred Stock, and 2,777,777 shares were designated Series D Preferred Stock (“Series D Preferred”).

Preferred Stock

In March 2016, the Company entered into a Series C Preferred Stock Purchase Agreement to authorize the sale of up to 3,521,127 shares of Series C Preferred at a purchase price of $5.68 per share. The Company sold 2,225,351 shares of Series C Preferred and warrants to purchase 272,887 shares of common stock at $2.08 per share for gross cash proceeds of $12,640. The sale of Series C Preferred was considered a Qualified Equity Financing and the Convertible Notes (see Note 9) and all accrued interest, totaling $2,475, converted to 544,514 shares of Series C Preferred.

In March 2017, the Company entered into a Series D Preferred Stock Purchase Agreement to authorize the sale of up to 2,777,777 shares of Series D Preferred at a purchase price of $10.80 per share. The Company sold 1,685,184 shares of Series D Preferred and warrants to purchase 84,259 shares of common stock at $10.80 per share for gross cash proceeds of $18,200.

Significant terms of Series A Preferred, Series B Preferred, Series C Preferred, and Series D Preferred are as follows:

Dividends

Dividends may be paid on the Preferred Stock when, as and if declared by the Board of Directors (the “Board”). The rights of holders of Preferred Stock to payment of any dividends shall be pro rata with the rights of holders of common stock. There have been no dividends declared by the Board to date.

Abpro Corporation and its Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

Conversion

Each share of Preferred Stock shall be convertible, at the option of the holder, at any time after the date of issuance of such share into the number of fully paid and non-assessable shares of common stock, which is determined by dividing the original issue price for such series by the applicable conversion price then in effect. The Series A Preferred conversion price is $0.6751 per share, the Series B Preferred conversion price is $2.08, the Series C Preferred conversion price is $5.68, and the Series D Preferred conversion price is $10.80.

The original issue price of Series A Preferred, Series B Preferred, Series C Preferred, and Series D Preferred was $67.51, $2.08, $5.68, and $10.80, respectively. Each share of preferred stock shall be automatically converted into common stock upon the earlier of a Qualified IPO, or by vote of the holders of a majority of the then outstanding shares of preferred stock, voting together as a single class.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of the Series D Preferred shall be entitled to receive, prior and in preference to any distribution to the holders of the common stock or any other series of preferred stock, an amount per share for each share of Series D Preferred held by them equal to the sum of original issue price, and all declared but unpaid dividends (if any).

After the payment or setting aside for payment to the Series D Preferred, in the event of any liquidation, dissolution or winding up of the Company or other liquidation event, either voluntary or involuntary, the holders of the Series C Preferred shall be entitled to receive, prior and in preference to any distribution to the holders of the common stock, Series A Preferred, or Series B Preferred, an amount per share for each share of Series C Preferred held by them equal to the sum of original issue price and all declared but unpaid dividends (if any).

After the payment or setting aside for payment to the holders of the Series D Preferred and Series C Preferred, in the event of any liquidation, dissolution or winding up of the Company or other liquidation event, either voluntary or involuntary, the holders of the Series A Preferred and Series B Preferred shall be entitled to receive, prior and in preference to any distribution to the holders of the common stock, an amount per share for each share of Series A Preferred or Series B Preferred, held by them equal to the sum of original issue price and all declared but unpaid dividends (if any).

Voting

Each holder of preferred stock shall be entitled to the number of votes equal to the number of shares of common stock into which the preferred stock could be converted as of the record date. The holders of preferred stock and the holders of common stock shall vote as a single class on all matters submitted to a vote of stockholders, and not as separate classes. Series A Preferred, Series B Preferred, Series C Preferred, and Series D Preferred stockholders are entitled to elect one director each.

Redemption

At any time after January 1, 2019, and at the election of the holders of at least a majority of the then outstanding shares of Series A Preferred, the Company shall redeem all of Series A Preferred elected by

Abpro Corporation and its Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

the outstanding shares of Series A Preferred that have not been previously converted into common stock. The Company shall redeem the shares of Series A Preferred by paying in cash an amount per share equal to the original issue price for such Series A Preferred, plus all declared and unpaid dividends in three equal annual installments.

No explicit redemption rights exist for Series B Preferred, Series C Preferred, or Series D Preferred stockholders; however, there is a deemed redemption right that exists upon a change of control, which may not be within the control of the Company.

Preferred stock at December 31, 2016 and 2017 includes the following:

	Number of Shares				Liquidation Preference at December 31, 2017
Class of Preferred Stock	Authorized and Designated	Issued and outstanding	Carrying value at December 31, 2016	Carrying value at December 31, 2017
Series A Preferred	34,372	26,595	$1,795	$1,795	$1,795
Series B Preferred	2,500,000	865,385	1,401	1,401	1,800
Series C Preferred	3,521,127	2,769,865	14,949	14,949	15,733
Series D Preferred	2,777,777	1,685,184	—	17,622	18,200

Total	8,833,276	5,347,029	$18,145	$35,767	$37,528

The following tables summarize the activity with respect to the Preferred Stock for the years ended December 31, 2016 and 2017:

	Redeemable Convertible Preferred Stock
	Shares	Amount ($’000)
BALANCE—January 1, 2016	891,980	$3,351
Issuance of Series C Preferred Stock—net of issuance costs of $441	2,225,351	12,199
Conversion of convertible notes and accrued interest into Series C Preferred Stock	544,514	3,093
Issuance of common stock warrant to holder of Series C Preferred Stock		(343)
Issuance of common stock warrant to holder of Series B Preferred Stock	—	(155)

BALANCE—December 31, 2016	3,661,845	18,145

Issuance of Series D Preferred Stock—net of issuance costs of $382	1,685,184	17,817
Issuance of common stock warrant to holders of Series D Preferred Stock	—	(195)

BALANCE—December 31, 2017	5,347,029	$35,767

10.    Stock-based Compensation

Total stock-based compensation expense was $1,173 and $1,317 for the years ended December 31, 2016 and 2017, respectively, and was included as a component of research and development and general and administrative expenses in the consolidated statements of operations.

Abpro Corporation and its Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

As of December 31, 2017, there was $3,337 of total unrecognized compensation cost related to unvested stock-based compensation awards. This cost is expected to be recognized over a weighted-average period of 1.46 years.

2014 Stock Incentive Plan

The Company’s 2014 Stock Incentive Plan (the “2014 Plan”) provides for the Company to sell or issue restricted common stock, or to grant incentive stock options or nonqualified stock options for the purchase of common stock, to employees, members of the Board and consultants of the Company. The 2014 Plan is administered by the Board, or at the discretion of the Board, by a committee of the Board. Stock options granted to employees and directors typically vest over four years. Stock options granted to non-employees typically vest immediately upon grant. The maximum contractual term of the stock options is ten years.

A total of 3,500,000 shares of common stock may be issued under the 2014 Plan. As of December 31, 2017, there were 1,318,339 shares remaining that were available for future grants.

Stock Option Valuation

The assumptions that the Company used to determine the fair value of the stock options granted to employees, directors and non employees during the years ended December 31 were as follows:

	2016	2017
Risk-free interest rate	1.63 – 2.02%	1.87 – 2.27%
Expected term (in years)	3.8 – 5.8	4.3 – 6.0
Expected volatility	80%	75 – 80%
Expected dividend yield	0%	0%

The weighted average grant date fair value of these awards was $2.69 per share and $3.98 per share for the years ended December 31, 2016 and 2017, respectively.

In determining the exercise prices for options granted, the Company’s Board of Directors has considered the fair value of the common stock as of the measurement date. The fair value of the common stock has been determined by the Board of Directors at each award grant date based upon a variety of factors, including the results obtained from an independent third-party valuation, the Company’s financial position and historical financial performance, the status of technological developments within the Company’s proposed products, an evaluation or benchmark of the Company’s competition, the current business climate in the marketplace, the illiquid nature of the common stock, arm’s length sales of the Company’s capital stock, including convertible preferred stock, the effect of the rights and preferences of the preferred stockholders, and the prospects of a liquidity event, among others.

The risk-free interest rate is based upon the U.S. Treasury yield curve in effect at the time of grant, with a term that approximates the expected life of the option. The Company calculates the expected life of options granted to employees using the simplified method as the Company has insufficient historical information to provide a basis for estimate. The Company determines the expected volatility based on the historical volatility of a peer group of comparable publicly traded companies with product candidates

Abpro Corporation and its Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

in similar stages of development to the Company’s product candidates. The Company has applied an expected dividend yield of 0.0% as the Company has not historically declared a dividend and does not anticipate declaring a dividend during the expected life of the options.

Stock Options

The following table summarizes the Company’s stock option activity for the year ended December 31, 2017:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Intrinsic Value
Balance at January 1, 2017	1,677,576	$1.09	8.7	$6,048

Granted	746,438	5.91
Forfeited	(222,645)	1.64
Expired	(37,313)	1.86

Balance at December 31, 2017	2,164,056	$2.69	8.2	$10,244

Exercisable at December 31, 2016	768,732	$0.72	7.8	$3,060

Exercisable at December 31, 2017	1,202,662	$0.97	7.2	$7,758

Substantially all outstanding options are vested or expected to vest.

In 2017, the company granted 17,605 restricted stock units (“RSUs”) to a member of the Company’s board of directors. These RSUs cliff vest on the first anniversary of the grant date. The fair value of the RSUs was $5.91 per share and was measured based upon the fair value of the underlying common stock. The unrecognized compensation and intrinsic value of the RSUs at December 31, 2017 was not material.

11.    Warrants

Common Stock Warrants

In 2016, the Company issued to investors warrants to purchase 416,215 shares of the Company’s common stock, which had a fair value of $498. In 2017, the Company issued to investors warrants to purchase 84,258 shares of the Company’s common stock, contingent on the event that the Company dues not successfully consummate an IPO in the three-year period from issuance, which had a fair value of $195. The warrants expire ten years from the date of issuance. The warrants were accounted for at the fair value as of issuance date using a Black-Scholes option pricing model with the following assumptions:

	2016	2017
Risk-free interest rate	1.83 – 1.98%	1.78 – 2.34%
Expected term (in years)	10	10
Expected volatility	78%	75%
Expected dividend yield	0%	0%

Abpro Corporation and its Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

The following presents information about warrants to purchase common stock issued and outstanding as of December 31, 2016 and 2017, respectively:

Year Issued	Number of Warrants	Exercise Price	Date of Expiration
2011	900	$0.01	October 28, 2021
2014	167,884	$0.01	September 26, 2024
2016	272,887	$2.08	March 11, 2026
2016	126,202	$2.50	March 8, 2026
2016	3,046	$3.94	December 5, 2026
2016	14,080	$5.65	December 5, 2026
2017	60,185	$10.80	March 13, 2030
2017	11,574	$10.80	April 25, 2030
2017	11,574	$10.80	April 17, 2030
2017	926	$10.80	October 10, 2030

Total	669,257

Weighted average exercise price		$2.82

Weighted average duration in years			8.4

12.    Income Taxes

There was no provision for income taxes for the years ended December 31, 2016 and 2017 due to the Company’s operating losses and a full valuation allowance on deferred tax assets.

The components of the net deferred tax asset are as follows:

	December 31, 2016	December 31, 2017
Deferred tax assets:
Operating loss carryforwards	$4,516	$6,431
Fixed assets	81	30
Accrued expenses	551	235
Credits		374
Other	136	87

Total deferred tax assets	5,284	7,157
Valuation allowance	(5,284)	(7,157)

Net deferred tax	$—	$—

The Company has provided a valuation allowance against the deferred tax assets as it has incurred significant losses since its inception. Management believes that it is more likely than not that the deferred tax assets will not be realized in the future. The change in the valuation allowance totaled $1,847 and $1,873 in the years ended December 31, 2016 and 2017, respectively.

Abpro Corporation and its Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

As of December 31, 2017, the Company had federal and state net operating loss carryforwards of $23,945 and $22,194, respectively, which begin to expire in 2034. As of December 31, 2017, the Company had federal and state research and development tax credit carryforwards of approximately $243 and $131, respectively, which begin to expire in 2034 and 2030, respectively.

Under provisions of the Internal Revenue Code, certain substantial changes in the Company’s ownership may limit the amount of the net operating loss carryforwards that could be utilized annually to offset future taxable income and taxes payable. No evaluation has been performed to identify any potential limitations that may apply to the Company’s net operating losses.

In December 2017, the Tax Cuts and Jobs Act, or the Tax Act (“TCJA”), was signed into law. Among other things, the Tax Act permanently lowers the corporate federal income tax rate to 21% from the statutory rate of 34%, effective for tax years including or commencing January 1, 2018. As a result of the reduction of the corporate federal income tax rate to 21%, U.S. GAAP requires companies to revalue their deferred tax assets and deferred tax liabilities as of the date of enactment, with the resulting tax effects accounted for in the reporting period of enactment. This revaluation resulted in an overall reduction of deferred taxes of $3,014 and a corresponding reduction in the valuation allowance. As a result, there was no net impact to the Company’s statement of operations as a result of the reduction in tax rates.

13.    Employee Benefits Plan

The Company has a 401(k) retirement plan available to all eligible employees. During the years ended December 31, 2016 and 2017, the Company has not made any matching contributions.

14.    Related Parties

As of December 31, 2016, the Company had advanced the Company’s CEO and founding stockholder $222. During 2017, an additional $55 was advanced and in connection with the settlement of the deferred compensation due to him, the advance to the CEO was settled.

On July 11, 2014, the Company’s CEO formed a legal entity, Mabco Corporation (“Mabco”), and in October 2014, the Company advanced $1,000 to Mabco. The Company’s CEO controlled Mabco, and all of the operations of Mabco were designed for the benefit of the Company. The Company accounted for the operations of Mabco as a consolidated subsidiary. The impact on the consolidated financial statements was not material in 2016 or 2017.

In March 2015, Mabco entered in a lease for laboratory space that was used exclusively by the Company. Throughout 2015, Mabco paid the lease costs and certain other operating expenses on the Company’s behalf. At December 31, 2015, the advance to Mabco had been reduced to zero and Mabco became dormant. However, throughout 2016 and 2017, the Company continued to use the facility that was leased by Mabco and the Company paid Mabco’s lease obligations, which totaled approximately $33 annually. In December 2017, Mabco’s remaining lease obligations were assigned to the Company, and the Company assumed the lease.

15.    Subsequent Events

Management has evaluated subsequent events through April 11, 2018, which is the date the consolidated financial statements were available to be issued. There were no subsequent events that require adjustment to or disclosure in the financial statements.

Until                  , 2018 (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II information not required in prospectus

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth all expenses to be paid by us, other than estimated underwriting discounts and commissions, in connection with our initial public offering. All amounts shown are estimates except for the Securities and Exchange Commission, or SEC, registration fee, the FINRA filing fee and the Nasdaq initial listing fee.

	AMOUNT PAID OR TO BE PAID
SEC registration fee		8,590.50
FINRA filing fee		10,850
Nasdaq initial listing fee		125,000
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		4,000
Miscellaneous expenses (including road show)		*

Total	$	*

*	To be filed by amendment

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

As permitted by Section 102 of the Delaware General Corporation Law, we have adopted provisions in our amended and restated certificate of incorporation and bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

➢	any breach of the director’s duty of loyalty to us or our stockholders;

➢	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

➢	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

➢	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our amended and restated certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

As permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws provide that:

➢	we may indemnify our directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

Part II information not required in prospectus

➢	we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

➢	the rights provided in our bylaws are not exclusive.

Our amended and restated certificate of incorporation, attached as Exhibit 3.4, and our amended and restated bylaws, attached as Exhibit 3.6, provide for the indemnification provisions described above and elsewhere herein. We have entered, and intend to continue to enter, into separate indemnification agreements with our directors and officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements generally require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also generally require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act.

The Registrant has purchased and currently intends to maintain insurance on behalf of each and every person who is or was a director or officer of the Registrant against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

The form of Underwriting Agreement, attached as Exhibit 1.1 hereto, provides for indemnification by the underwriters of us and our officers and directors who sign this Registration Statement for specified liabilities, including matters arising under the Securities Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

The following list sets forth information as to all securities we have sold since April 1, 2015 up to the date of this document that were not registered under the Securities Act.

(a)	From April 1, 2015 through April 11, 2018, we granted 2,197,014 stock options and 568,748 restricted stock unit awards, all of which were granted under our 2014 Stock Incentive Plan.

(b)	In May 2015, we sold $533,000 aggregate principal amount of convertible notes, all of which are convertible into an aggregate 107,917 shares of our Series C preferred stock to two accredited investors for aggregate cash proceeds of $533,000.

(c)	In July 2015, we issued 133,204 shares of our common stock and in July 2015, 900 shares of our Series A Preferred Stock, in each case upon exercise of warrants held by an accredited investor, for aggregate cash proceeds of $261,897.04.

(d)	In January 2016 and April 2016, we sold an aggregate of 2,225,351 shares of our Series C preferred stock to eight accredited investors for aggregate cash proceeds of $12,639,993.68, or $5.68 per share.

(e)	In March 2017, we issued 79,125 shares of our common stock to an accredited investor in connection with the amendment and restatement of a license agreement.

(f)	In March, April, and October 2017, we sold an aggregate of 1,685,184 shares of our Series D preferred stock to four accredited investors for a purchase price of $10.80 per share or approximately $18.2 million in the aggregate.

Part II information not required in prospectus

(g)	In April 2017, we issued 90,144 shares of our common stock upon exercise of warrants held by an accredited investor for cash proceeds of $225,360.

(h)	From January 1, 2018 through April 11, 2018, we issued 31,871 shares of our common stock upon exercise of options for cash proceeds of $51,312.31.

We claimed exemption from registration under the Securities Act for the sale and issuance of securities in the transactions described in paragraphs (b)-(g) by virtue of Section 4(a)(2) and/or Regulation D promulgated thereunder as transactions not involving any public offering. All of the purchasers of unregistered securities for which we relied on Section 4(a)(2) and/or Regulation D represented that they were accredited investors as defined under the Securities Act. We claimed such exemption on the basis that (a) the purchasers in each case represented that they intended to acquire the securities for investment only and not with a view to the distribution thereof and that they either received adequate information about the registrant or had access, through employment or other relationships, to such information and (b) appropriate legends were affixed to the stock certificates issued in such transactions.

We claimed exemption from registration under the Securities Act for the sales and issuances of securities in the transactions described in paragraphs (a) and (h) above under Section 4(a)(2) of the Securities Act in that such sales and issuances did not involve a public offering and/or under Rule 701 promulgated under the Securities Act, in that they were offered and sold either pursuant to written compensatory plans or pursuant to a written contract relating to compensation, as provided by Rule 701.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULE.

(a) Exhibits.

Part II information not required in prospectus

Index to exhibits

Exhibit No.		Description

1.1	*	Form of Underwriting Agreement.

3.1		Third Amended and Restated Certificate of Incorporation, as currently in effect.

3.2		Certificate of Correction to Correct Amended and Restated Certificate of Incorporation dated December 27, 2017.

3.3	*	Certificate of Amendment of Third Amended and Restated Certificate of Incorporation dated , 2018.

3.4	*	Form of Amended and Restated Certificate of Incorporation, to be in effect upon completion of this offering.

3.5		Bylaws, as currently in effect.

3.6	*	Form of Amended and Restated Bylaws, to be in effect upon completion of this offering.

5.1	*	Opinion of Cooley LLP.

10.1		Form of Third Amended and Restated Investors’ Rights Agreement, dated as of December 22, 2017, by and among Abpro Corporation and the investors named therein.

10.2		Amended and Restated 2014 Stock Incentive Plan, as amended and restated on March 21, 2018.

10.3		Forms of Restricted Stock Unit Agreement, Nonqualified Stock Option Agreement and Incentive Option Agreement under the 2014 Stock Incentive Plan.

10.4	*	2018 Equity Incentive Plan, to be in effect immediately prior to the effectiveness of this registration statement.

10.5	*	Forms of agreements and award grant notices under the 2018 Equity Incentive Plan.

10.6	*	2018 Employee Stock Purchase Plan, to be in effect immediately prior to the effectiveness of this registration statement.

10.7		Employment Agreement between the Registrant and Ian Chan, dated December 21, 2017.

10.8		Offer Letter between the Registrant and Adam Mostafa, dated June 22, 2016.

10.9		Offer Letter between the Registrant and Gavin MacBeath dated February 25, 2017.

10.10		Offer Letter between the Registrant and Dr. Robert Langer, dated December 8, 2016.

10.11		Offer Letter between the Registrant and Fred Driscoll, dated August 2, 2017.

10.12		Consulting Agreement between the Registrant and Dr. Eugene Chan, dated December 18, 2017.

10.13		Lease Agreement between the Registrant and Cummings Properties, LLC, dated July 3, 2014, as amended on April 1, 2016, and as further amended on May 22, 2017.

10.14	*	Form of Indemnification Agreement by and between Abpro Corporation and each of its directors and executive officers.

10.15	#	License Agreement among the Registrant, MedImmune Limited, and AbMed Corporation dated as of August 26, 2016, as amended November 11, 2016, as further amended November 1, 2017, and as further amended March 5, 2018.

10.16	#	Exclusive License Agreement between Memorial Sloan Kettering Cancer Center and the Registrant, dated as of March 21, 2017.

21.1		List of Subsidiaries of Registrant.

23.1		Consent of Independent Registered Public Accounting Firm.

23.2	*	Consent of Cooley LLP (included in Exhibit 5.1).

24.1		Power of Attorney (included on signature page).

*	To be filed by amendment.

#	Confidential treatment requested as to certain portions, which portions have been omitted and filed separately with the Securities and Exchange Commission.

(b) No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Part II information not required in prospectus

ITEM 17. UNDERTAKINGS.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

1.	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

2.	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned Registrant hereby undertakes that each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

Part II information not required in prospectus

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in Woburn, Commonwealth of Massachusetts on April 11, 2018.

ABPRO CORPORATION

By:	/s/ Ian Chan
Name:	Ian Chan
Title:	Chief Executive Officer

Power of attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Ian Chan and Adam Mostafa and each of them, individually, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead in any and all capacities, in connection with this registration statement, including to sign in the name and on behalf of the undersigned, this registration statement and any and all amendments thereto, including post-effective amendments and registrations filed pursuant to Rule 462(b) under the U.S. Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE		DATE

/s/ Ian Chan Ian Chan	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	April 11, 2018

/s/ Adam S. Mostafa Adam S. Mostafa	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	April 11, 2018

/s/ Eugene Y. Chan, M.D. Eugene Y. Chan, M.D.	Director	April 11, 2018

/s/ Fred Driscoll Fred Driscoll	Director	April 11, 2018

/s/ Wai-Kwan Benjamin Ha Wai-Kwan Benjamin Ha	Director	April 11, 2018

/s/ Robert S. Langer, Sc.D. Robert S. Langer, Sc.D.	Director	April 11, 2018

/s/ Thomas Weng Thomas Weng	Director	April 11, 2018

/s/ Feng “Frank” Ye Feng “Frank” Ye	Director	April 11, 2018